FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Gran Vía, 28
28013 Madrid, Spain
3491-459-3050
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item			Number

1.	Annual General Shareholders’ Meeting of Telefónica

	•	Official Calling and Agenda

	•	Full text of the proposals to be submitted for approval

	•	Mandatory report of the Board of Directors on Point IV of the Agenda

	•	Account Auditor’s Report, Annual Accounts and Management Report of Telefónica, S.A., all for the Fiscal Year 2007

	•	Account Auditor’s Report, Annual Accounts and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2007

Telefónica, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
Further to the notice sent on February 27th, 2008 and because of the official calling of the Annual General Shareholders’ Meeting of the Company to be held on April 21st and 22nd, 2008, at first and second call respectively, the full text of the official announcement of the calling of the Annual General Shareholders’ Meeting, together with the proposals to be submitted for approval at the Meeting, are enclosed to this report.
The aforesaid proposals together with the additional information, are available to shareholders, for examination, at the Company’s registered office. Additionally, these documents will be accessible on — line via de Company’s website: (www.telefonica.es)
We hereby highlight that the time for the Annual General Shareholders’ Meeting to be held, has been changed to 13.00 p.m.
Madrid, March 14th, 2008

TELEFONICA, S.A.
Annual General Shareholders’ Meeting
By decision of the Board of Directors of TELEFÓNICA, S.A., the shareholders are hereby called to the Annual General Shareholders’ Meeting, to be held in Madrid, at the premises of Casa de Campo, Pabellón de Cristal, Avenida de Portugal, s/n, at 13 p.m. on April 22nd 2008 on second call, if the legally required quorum is not reached and therefore the Meeting cannot be held on first call on April 21st 2008 at the same place and time, according to the following
AGENDA
I.
Examination and approval, if appropriate, of the Individual Annual Accounts, of the Consolidated Financial Statements (Consolidated Annual Accounts) and of the Management Report of Telefónica, S.A. and its Consolidated Group of Companies, as well as of the proposed allocation of profits/losses of Telefónica, S.A. and of the management of its Board of Directors, all with respect to the Fiscal Year 2007.

II.	Re-election, ratification, and appointment, if appropriate, of Directors:
II.1	Re-election of Mr. José Fernando de Almansa Moreno-Barreda.

II.2	Ratification of the interim appointment of Mr. José María Abril Pérez.

II.3	Ratification of the interim appointment of Mr. Francisco Javier de Paz Mancho.

II.4	Ratification of the interim appointment of Ms. María Eva Castillo Sanz.

II.5	Ratification of the interim appointment of Mr. Luiz Fernando Furlán.
III.	Authorization to acquire the Company’s own shares, either directly or through Group Companies.
IV.	Reduction of the share capital through the cancellation of shares of treasury stock, excluding creditors’ right to object, and amendment of the article of the By-Laws relating to the share capital.

V.	Appointment of the Auditors of the Company for the Fiscal Year 2008.
VI.	Delegation of powers to formalize, interpret, cure and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.

After the presentation of the items included in the Agenda, the General Shareholders ´ Meeting will be informed about the amendment to the Board Regulations pursuant to Section 115 of the Securities Market Act. A Report will be presented explaining the subjects included in the Management Report pursuant to Section 116.bis, of the Securities Market Act.
SUPPLEMENT TO THE CALL TO GENERAL SHAREHOLDERS’ MEETING
Pursuant to the provisions of Section 97.3 of the Companies Act, shareholders representing at least five percent of the share capital may request the publication of a supplement of this call to the General Shareholders’ Meeting, including one or more items in the Agenda. This right must be exercised by means of verifiable notice (which will include the corresponding documents evidencing shareholder status) that must be received at the Company’s registered office (Gran Vía, número 28, planta 12a, Madrid, código postal 28013, to the attention of the General Secretary and Secretary of the Board of Directors) within five days of the publication of this call to Meeting.
PARTICIPATION OF A PUBLIC NOTARY IN THE ANNUAL GENERAL SHAREHOLDERS’ MEETING
The Board of Directors has resolved to request the presence of a Public Notary to draw up the minutes of the Meeting, pursuant to Section 114 of the Companies Act in connection with Sections 101 and 103 of the Regulations of the Commercial Registry.
RIGHT TO RECEIVE INFORMATION
In connection with Items I and IV on the Agenda, and pursuant to the legal terms, it is stated for the record that shareholders have the right to examine and obtain at the Company’s registered office, or to request the Company to send them, immediately and free of charge, a copy of the following documents:
•
Individual Annual Accounts, Consolidated Financial Statements (Consolidated Annual Accounts) and Management Report of Telefónica, S.A. and its Consolidated Group of Companies, the corresponding audit reports and the proposed allocation of profits/ losses of Telefónica, S.A.

•	Proposed reduction in share capital as set forth in Item IV on the Agenda, together with the mandatory Directors’ Report.

2

Furthermore, the following documents are made available to the shareholders at the Company’s registered office:
•	The text of the proposed resolutions relating to all other items on the Agenda.

•	Brief description of the professional profile for each of the Directors included in the proposed resolution under Item II on the Agenda.

•	Full text of the Regulations of the Board of Directors.

•	Report referred to Section 116. bis of the Securities Market Act.

•	Report on the Director’s Remuneration Policy for the Fiscal Year 2007.

•	Annual Report on Corporate Governance for the Fiscal Year 2007.
All of the documents set forth above will be available electronically on the Company’s website (www.telefonica.es).
Pursuant to Section 112.1 of the Companies Act, the shareholders may, until the seventh day prior to the date on which the General Shareholders’ Meeting is scheduled to be held by completing the form posted on the Company’s website for such purpose, or by postal correspondence sent to the Company’s registered office (Gran Vía, número 28, planta 11a, Madrid, código postal 28013, to the attention of the Oficina del Accionista [Shareholder Office]), request such information or clarifications as they deem necessary, or ask such questions as they deem appropriate, regarding the matters included on the Agenda or about the information available to the public that has been provided by Telefónica, S.A. to the National Securities Market Commission since May 10, 2007, i.e., the date on which the last General Shareholders’ Meeting was held.
RIGHT TO ATTEND THE MEETING IN PERSON OR BY PROXY
The right to attend the General Shareholders’ Meeting hereby called applies to shareholders that hold at least 300 shares registered in their name in the corresponding book-entry registry five days in advance of the date on which the Meeting is to be held and who provide evidence thereof by means of the appropriate attendance card or by producing a certificate issued by any of the depositaries participating in the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores [Securities Registration, Clearing and Liquidation Systems Management Company] (IBERCLEAR) or by any other means allowed under applicable Law.
Any shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, who need not be a shareholder. A proxy may be granted by using the proxy-granting form printed on the attendance card or by any other means allowed by Law. The documents containing proxies for the General Shareholders’ Meeting must set forth the instructions regarding the manner of voting, provided that, where no express instructions are given, the representative will vote in favor of the proposed resolutions submitted by the Board of Directors regarding the matters on the Agenda, and will vote against of those resolutions that are not included in the Agenda that might be put to the vote at the Meeting.

3

If the proxy-granting form does not set forth a specific person to whom the shareholder grants the proxy, such proxy will be deemed granted in favor of the Chairman of the Board of Directors of the Company or of such other person as may replace him as Chairman of the General Shareholders’ Meeting. In the event that, in accordance with the foregoing, the representative is involved in a conflict of interest upon voting on any of the proposals, whether or not included in the Agenda, which are put to the vote at the General Shareholders’ Meeting, the proxy will be deemed granted to the Secretary of the General Shareholders’ Meeting in his capacity as a shareholder having the right to attend.
Shareholders who do not hold the minimum number of shares required to attend may grant a written proxy in respect thereof in favor of another shareholder having the right to attend, or come together with other shareholders that are in the same situation such that they reach the required number of shares and grant a written proxy to one of such shareholders.
DATA PROTECTION
The personal data that shareholders send to the Company in order to attend, grant proxy or vote at the Shareholders’ Meeting, or the data provided by the entities where those shareholders have deposited their shares, via de legal entity that registers the book entries, Iberclear, shall be used only by Telefónica, S.A. to draw up, complete and monitor the existing shareholder list. Likewise, those data shall be included into a computer file owned by Telefónica, S.A. whose purpose is sending to shareholders any information related to their investment and any other advantage in the sectors of telecommunications, IT, tourism, culture, insurance, financial and home assistance that may derive from their status of shareholders. Each shareholder will have a period of 30 days within the General Shareholders’ Meeting holding date to oppose to the data processing (by calling toll free at 900 111 004). The shareholder’s approval will be deemed granted for this purpose once this period is over. The right of access, rectification, cancellation and opposition to the data processing may be exercised by postal correspondence by attaching a copy of the Identity Card addressed to the attention of the Telefónica, S.A. Shareholder Office located in Distrito C, Ronda de la Comunicación, Edificio Oeste 2, Planta baja 28050 Madrid.

4

HOLDING OF THE MEETING ON SECOND CALL
Shareholders are advised that, based on experience from previous years, the General Shareholders’ Meeting is expected to be held on second call, at 13 p.m. on April 22nd 2008, at the place indicated above.
ENTRANCE AT THE RECINTO FERIAL DE LA CASA DE CAMPO—PABELLÓN DE CRISTAL
Entrance at the Paseo de Extremadura: Puerta del Ángel or Main Entrance
Metro Station “Lago”, lines 6 and 10
FOR ANY ADDITIONAL INFORMATION, SHAREHOLDERS MAY CONTACT TELEFÓNICA’S SHAREHOLDER OFFICE BY CALLING TOLL-FREE AT 900 111 004, FROM 9:00 A.M. TO 7:00 P.M., MONDAY THROUGH FRIDAY.
Madrid, 14th March 2008
General Secretary and Secretary of the Board

5

Telefónica, S.A.
ANNUAL GENERAL SHAREHOLDERS’ MEETING
OF “TELEFÓNICA, S.A.” — YEAR 2008 -
PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF
DIRECTORS TO THE GENERAL SHAREHOLDERS’ MEETING
21 / 22 April 2008

2008 ANNUAL GENERAL SHAREHOLDERS’ MEETING	1 of 9

Telefónica, S.A.
Proposal regarding Item I on the Agenda: Examination and approval, if appropriate, of the Individual Annual Accounts, of the Consolidated Financial Statements (Consolidated Annual Accounts) and of the Management Report of Telefónica, S.A. and its Consolidated Group of Companies, as well as of the proposed allocation of profits/losses of Telefónica, S.A. and of the management of its Board of Directors, all with respect to Fiscal Year 2007.
A)
To approve the Individual Annual Accounts (Balance Sheet, Profit and Loss Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Balance Sheet, Income Statement, Cash Flow Statement, Statement of Recognized Income and Expense, and Notes), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the Fiscal Year 2007 (ended December 31 of such year), as drawn up by the Board of Directors of the Company at its meeting on February 27, 2008, as well the management performed by the Board of Directors of Telefónica, S.A. during such Fiscal Year.

In the Individual Annual Accounts, the Balance Sheet as of December 31, 2007 reflects assets and liabilities in the amount of 83.159 million Euros each, and the Profit and Loss Account as of the end of the fiscal year reflects positive results of 6.620 million Euros.
In the Consolidated Financial Statements (Consolidated Annual Accounts), the Balance Sheets as of December 31, 2007 reflect assets, and equity and liabilities in the amount of 105.956 million Euros each, and the Income Statement as of the close of the Fiscal Year reflects positive results of 8.908 million Euros.
B)	To approve the following Distribution of Telefónica, S.A’s Profit from Financial Year 2007:
To use the profit obtained by Telefónica, S.A. in Financial Year 2007, adding up to €6,619,861,136.05 as follows:
•
€1,651,746,290.95 to pay an interim dividend (fixed sum of €0.35 gross per share for the total of 4,773,496,485 shares comprising the Company’s share capital, with the right to receive it. The said dividend was fully paid out on November 14th 2007).

2008 ANNUAL GENERAL SHAREHOLDERS’ MEETING	2 of 9

Telefónica, S.A.
•	A maximum of €1,909,398,594.00 to pay a final dividend (maximum amount to be distributed equal to €0.40 gross per share for the total of 4,773,496,485 shares comprising the Company’s share capital).
•	The remaining profit (a minimum of €3,058,716,251.10) to the Voluntary Reserve.
The payment of the final dividend shall be made on May 13th, 2008 through the Entities participating in “Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.” (IBERCLEAR), the Spanish securities registrar, clearing and Settlement Company.
The gross amounts paid shall be subject, where appropriate, to the withholdings required by the applicable legislation from time to time.

2008 ANNUAL GENERAL SHAREHOLDERS’ MEETING	3 of 9

Telefónica, S.A.
Proposal regarding Item II on the Agenda: Re-election, ratification and appointment, if appropriate, of Directors:
II.1	To re-elect as an external Director Mr. Fernando de Almansa Moreno-Barreda, appointing him for a new period of five years.
II.2
To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. José María Abril Pérez, appointing him as a proprietary Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. José María Abril Pérez was appointed as a Director on an interim basis by resolution of the Board of Directors on July 25th, 2007 to fill the vacancy produced by the resignation of Mr. Gregorio Villalabeitia Galarraga.
II.3
To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Francisco Javier de Paz Mancho, appointing him as an independent Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Francisco Javier de Paz Mancho was appointed as a Director on an interim basis by resolution of the Board of Directors on December 19th, 2007 to fill the vacancy produced by the resignation of Mr. Enrique Used Aznar.
II.4
To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Ms. María Eva Castillo Sanz, appointing her as an independent Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Ms. María Eva Castillo Sanz was appointed as a Director on an interim basis by resolution of the Board of Directors on January 23rd, 2008 to fill the vacancy produced by the resignation of Mr. Antonio Viana-Baptista.
II.5
To ratify the interim appointment as a Director of the Company, as previously approved by the Board of Directors, of Mr. Luiz Fernando Furlán, appointing him as an independent Director for a period of five years, pursuant to the provisions of Law and the By-Laws.

Mr. Luiz Fernando Furlán was appointed as a Director on an interim basis by resolution of the Board of Directors on January 23rd, 2008 to fill the vacancy produced by the resignation of Mr. Maximino Carpio García, previously filled by Mr. Manuel Pizarro Moreno, whom resigned on January 23rd 2008.
Furthermore, the ratification of any interim appointments of Directors that may have been approved by the Board of Directors since the call to the General Shareholders’ Meeting and the meeting event will be proposed, if applicable.

2008 ANNUAL GENERAL SHAREHOLDERS’ MEETING	4 of 9

Telefónica, S.A.
Proposal regarding Item III on the Agenda: Authorization to acquire the Company’s own shares, either directly or through Group Companies.
A)
To authorize, pursuant to the provisions of Sections 75 et. seq. and the first additional provision, paragraph 2, of the current Spanish Companies Act [Ley de Sociedades Anónimas], the derivative acquisition, at any time and as many times as deemed appropriate, of Telefónica, S.A.’s own fully paid-in shares -either directly or through any subsidiaries it controls- by purchase or by any other legal means of consideration.

The minimum acquisition price or consideration shall be equal to the par value of the shares acquired, and the maximum price or consideration shall be equal to the listing price of the shares acquired on an official secondary market at the time of acquisition.
Such authorization is granted for a period of 18 months from the date of this Meeting and is made expressly subject to the limitation that at no time may the nominal value of the Company’s shares acquired through the use of this authorization, added to those already possessed by Telefónica, S.A. and any of its controlled subsidiaries, exceed 5 percent of the share capital thereof at the time of acquisition, and the limitations established by the regulatory authorities in the markets where shares of Telefónica, S.A. are admitted for listing must also be respected.
It is expressly stated for the record that the authorization to acquire the Company’s own shares may be used in whole or in part for the acquisition of shares of Telefónica, S.A. that it must deliver or transfer to administrators or employees of the Company or companies within its Group, either directly or as a result of the exercise by them of options, all within the framework of duly approved compensation systems linked to the listing price of the Company’s shares.
B)
To authorize the Board of Directors, upon the broadest terms possible, to exercise the authorization covered by this resolution and to carry out the other provisions hereof, and such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person that the Board of Directors expressly authorizes for such purpose.

C)	To rescind the unutilized portion of the authorization granted under item III of the Agenda of the Company’s General Shareholders’ Meeting of May 10th, 2007.

2008 ANNUAL GENERAL SHAREHOLDERS’ MEETING	5 of 9

Telefónica, S.A.
Proposal regarding Item IV on the Agenda: Reduction of the share capital through the cancellation of shares of treasury stock, excluding creditors’ right to object, and amendment of the article of the By-Laws relating to the share capital.
A)
To reduce the share capital of the Company by the amount of 68,500,000 euros, by means of the cancellation of 68,500,000 shares of the Company’s treasury stock, which were previously acquired in reliance on the authorization previously granted by the shareholders at the General Shareholders’ Meeting, within the limits established in Sections 75 et seq. and in additional provision 1, paragraph 2, of the Spanish Companies Act. Accordingly, Article 5 of the By-Laws regarding the amount of the share capital is hereby amended and shall henceforth read as follows:

“Article 5.- Share capital
1.	The share capital is 4,704,996,485 euros, divided into 4,704,996,485 common shares of a single series, with a par value of one euro each, fully paid in.
2.
The shareholders at the General Shareholders’ Meeting may, complying with the requirements and within the limits legally established for such purpose, delegate to the Board of Directors the power to increase the share capital.”

The reduction of the share capital is made with a charge to discretionary reserves, cancelling the corresponding amount of the restricted reserve mentioned in Section 79.3 of the Spanish Companies Act, and funding a reserve due to capital reduction in the amount of 68,500,000 euros (an amount equal to the par value of the cancelled shares) which may only be used complying with the same requirements as those established for the reduction of the share capital, pursuant to the provisions of item 3 of Section 167 of the Spanish Companies Act. Accordingly, as provided therein, the creditors of the Company shall not have the right to object mentioned in Section 166 of the Spanish Companies Act in connection with the capital reduction resolved to be made.

2008 ANNUAL GENERAL SHAREHOLDERS’ MEETING	6 of 9

Telefónica, S.A.
The reduction does not involve a return of contributions, since the Company itself is the owner of the cancelled shares. The purpose of the reduction will thus be to cancel the shares of treasury stock.
It is stated for the record, in order to comply with the provisions of Section 289.1 of the Spanish Companies Act, that the consent of the Bondholders Syndicates [Sindicatos de Obligacionistas] for the outstanding issues of debentures and bonds is not required since the capital reduction resolved to be made does not reduce the original ratio between the sum of capital plus reserves and the amount of the debentures pending repayment.
B)
To authorize the Board of Directors, within one year from the date of adoption of this resolution, to determine the other matters that have not been expressly established in this resolution or that are a result hereof, and to adopt the resolutions, take the actions and execute the public or private documents that may be necessary or appropriate for the full implementation of this resolution including, without limitation, the publication of the legally required notices, the making of the appropriate applications and the giving of the appropriate notices required to delist the cancelled shares; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or to any other person expressly authorized by the Board of Directors for such purpose.

2008 ANNUAL GENERAL SHAREHOLDERS’ MEETING	7 of 9

Telefónica, S.A.
Proposal regarding Item V on the Agenda: Appointment of the Auditors of the Company for the Fiscal Year 2008.
According to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution to the approval of the General Shareholders’ Meeting
Appoint Ernst & Young, S.L. as Auditor for the accounts of Telefónica, S.A. and its’ Consolidated Group of Companies for the Fiscal Year 2008. Ernst & Young, S.L. is registered in Madrid, at Plaza Pablo Ruiz Picasso, 1, and its tax code is B-8970506.

2008 ANNUAL GENERAL SHAREHOLDERS’ MEETING	8 of 9

Telefónica, S.A.
Proposal regarding Item VI on the Agenda: Delegation of powers to formalize, interpret, cure and carry out the resolutions adopted by the Shareholders at the General Shareholders’ Meeting.
To jointly and severally authorize the Executive Chairman, the Chief Operating Officer, the Secretary and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in this foregoing resolutions and any powers-of-attorney to convert existing resolutions into public instruments, any of them may formalize and execute the foregoing resolutions, with the power for such purpose to execute the public or private documents that are necessary or appropriate (including those of interpretation, clarification, correction of errors and the curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry [Registro Mercantil] or any other Public Registry.

2008 ANNUAL GENERAL SHAREHOLDERS’ MEETING	9 of 9

Telefónica, S.A
REPORT OF THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A. REGARDING THE PROPOSED REDUCTION OF THE SHARE CAPITAL THROUGH THE CANCELLATION OF SHARES OF TREASURY STOCK, EXCLUDING CREDITORS’ RIGHT TO OBJECT, AND AMENDMENT OF THE ARTICLE OF THE BY-LAWS RELATING TO THE SHARE CAPITAL, WHICH IS TO BE SUBMITTED TO THE SHAREHOLDERS FOR APPROVAL AT THE ORDINARY GENERAL SHAREHOLDERS’ MEETING (ITEM IV ON THE AGENDA).
1.	PURPOSE OF THE REPORT
Item IV of the Agenda for the Ordinary General Shareholders’ Meeting of Telefónica, S.A., called for April 21 and 22, 2008, includes a proposal — which is submitted to the shareholders for approval at the General Shareholders’ Meeting — regarding a reduction of the share capital by an amount equal to the par value of certain shares of the Company treasury stock that are to be cancelled, and the amendment of the article of the By-Laws relating to the share capital.
In order for the Board to be able to submit the above-mentioned proposal for the reduction in share capital and the amendment of the By-Laws for approval at the General Shareholders’ Meeting, it is mandatory, pursuant to the provisions of Section 164.1 and Section 144.1.a) of the applicable Spanish Companies Act [Ley de Sociedades Anónimas], that the Board of Directors prepare a report providing the rationale for the proposal, inasmuch as the approval of such proposal and the implementation thereof necessarily entail an amendment of Article 5 of the By-Laws regarding the amount of share capital and the number of shares into which it is divided.
2. RATIONALE FOR THE PROPOSAL
Within the framework of the shareholder compensation policy established by the Company, the Board of Directors believes it advisable to reduce the share capital by an amount equal to the par value of certain shares held as treasury stock, through the cancellation of such shares, in order to increase earnings per share, which will thus benefit the shareholders.

Telefónica, S.A
If the resolution providing for the reduction of the share capital contemplated in this report is adopted, Article 5 of the By-Laws of the Company would be amended to set forth the new amount of the share capital and the new number of outstanding shares into which such amount is divided (after deducting the shares of treasury stock acquired by the Company and whose cancellation is proposed).
In order to expedite the implementation of this resolution, it is further proposed that the shareholders at the General Shareholders’ Meeting authorize the Board of Directors to implement such resolution (with the power to delegate, in turn, to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or to any other person expressly authorized by the Board of Directors for such purpose) within a time limit of one year from the date of adoption of such resolution, without needing to first consult with the shareholders at a General Shareholders’ Meeting
In addition, it is deemed appropriate, in order to provide for greater ease of implementation and as permitted by Section 167.3 of the Consolidated Text of the Spanish Companies Act, not to apply the right of creditors to object provided for in Section 166 of such Consolidated Text, and to allocate the amount of the par value of the cancelled shares to a reserve for repurchases of share capital, which may only be used complying with the same requirements as those established for a reduction in the share capital.
Based on these premises, it is proposed to the shareholders at the General Shareholders’ Meeting to reduce the share capital by the amount of 68,500,000 euros by cancelling 68,500,000 shares of the Company’s treasury stock (representing approximately 1.435% of the current share capital of the Company) and to authorize the Board of Directors to implement such resolution within a period of one year.

Telefónica, S.A
3.	PROPOSED RESOLUTION SUBMITTED TO THE SHAREHOLDERS FOR APPROVAL AT THE ORDINARY GENERAL SHAREHOLDERS’ MEETING
The resolutions that the Board of Directors proposes to the shareholders for approval at the Ordinary General Shareholders’ Meeting in connection with this matter are the following:
A)
To reduce the share capital of the Company by the amount of 68,500,000 euros, by means of the cancellation of 68,500,000 shares of the Company’s treasury stock, which were previously acquired in reliance on the authorization previously granted by the shareholders at the General Shareholders’ Meeting, within the limits established in Sections 75 et. seq. and in additional provision 1, paragraph 2, of the Spanish Companies Act. Accordingly, Article 5 of the By-Laws regarding the amount of the share capital is hereby amended and shall henceforth read as follows:

“Article 5.- Share capital
1.	The share capital is 4,704,996,485 euros, divided into 4,704,996,485 common shares of a single series, with a par value of one euro each, fully paid in.
2.
The shareholders at the General Shareholders’ Meeting may, complying with the requirements and within the limits legally established for such purpose, delegate to the Board of Directors the power to increase the share capital.”

The reduction of the share capital is made with a charge to discretionary reserves, cancelling the corresponding amount of the restricted reserve mentioned in Section 79.3 of the Spanish Companies Act, and funding a reserve due to capital reduction in the amount of 68,500,000 euros (an amount equal to the par value of the cancelled shares) which may only be used complying with the same requirements as those established for the reduction of the share capital, pursuant to the provisions of item 3 of Section 167 of the Spanish Companies Act. Accordingly, as provided therein, the creditors of the Company shall not have the right to object mentioned in Section 166 of the Spanish Companies Act in connection with the capital reduction resolved to be made.

Telefónica, S.A
The reduction does not involve a return of contributions, since the Company itself is the owner of the cancelled shares. The purpose of the reduction will thus be to cancel the shares of treasury stock.
It is stated for the record, in order to comply with the provisions of Section 289.1 of the Spanish Companies Act, that the consent of the Bondholders’ Syndicates [Sindicatos de Obligacionistas] for the outstanding issues of debentures and bonds is not required since the capital reduction resolved to be made does not reduce the original ratio between the sum of capital plus reserves and the amount of the debentures pending repayment.
B)
To authorize the Board of Directors, within one year from the date of adoption of this resolution, to determine the other matters that have not been expressly established in this resolution or that are a result hereof, and to adopt the resolutions, take the actions and execute the public or private documents that may be necessary or appropriate for the full implementation of this resolution including, without limitation, the publication of the legally required notices, the making of the appropriate applications and the giving of the appropriate notices required to delist the cancelled shares; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or to any other person expressly authorized by the Board of Directors for such purpose.

Madrid, February 27, 2008

AUDIT REPORT
* * * *
TELEFÓNICA, S.A.
Financial Statements and Management Report
for the year ended
December 31, 2007

Translation of a report and financial statements originally issued in Spanish. In the event of a discrepancy the Spanish-language version prevails (See Note 20)
AUDIT REPORT ON THE FINANCIAL STATEMENTS
To the Shareholders of
Telefónica, S.A.
1. We have audited the financial statements of Telefónica, S.A., which consist of the balance sheet as of December 31, 2007, the profit and loss account and the notes thereto for the year then ended, the preparation of which is the responsibility of the Company’s Directors. Our responsibility is to express an opinion on the aforementioned financial statements taken as a whole, based upon work performed in accordance with generally accepted auditing standards in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the financial statements and the evaluation of their presentation, of the accounting principles applied and of the estimates made.
2. In compliance with Spanish mercantile law, for comparative purposes, the Company’s Directors have included for each of the captions presented in the balance sheet, the profit and loss account and the statement of source and application of funds, in addition to the figures of 2007, those of 2006. Our opinion refers only to the financial statements for 2007. On March 1, 2007 we issued our audit report on the 2006 financial statements, in which we expressed an unqualified opinion.
3. In our opinion, the accompanying 2007 financial statements give a true and fair view, in all material respects, of the net equity and financial position of Telefónica, S.A. at December 31, 2007 and of the results of its operations and of the source and application of funds for the year then ended, and contain the required information necessary for their adequate interpretation and understanding, in conformity with generally accepted accounting principles and criteria in Spain, applied on a basis consistent with those of the preceding year.
4. The accompanying management report for the year ended December 31, 2007 contains such explanations as the Directors consider appropriate concerning the situation of Telefónica, S.A., the evolution of its business and other matters, and is not an integral part of the financial statements. We have checked that the accounting information included in the report mentioned above agrees with the financial statements for the year ended December 31, 2007. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company’s accounting records.
ERNST & YOUNG, S.L.
/s/ José Luis Perelli Alonso
José Luis Perelli Alonso
February 28, 2008

TELEFÓNICA, S.A.
ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT
REPORT FOR 2007

TELEFÓNICA, S.A.
BALANCE SHEET AT DECEMBER 31

ASSETS (millions of euros)	2007	2006

A) NON-CURRENT ASSETS	71,348	74,333
I. Intangible assets (Note 5)	97	76
Computer software	188	177
Intellectual property	28	26
Other intangible assets	103	64
Accumulated amortization and provisions	(222)	(191)
II. Property, plant and equipment (Note 6)	765	742
Land and buildings	595	520
Plant and machinery	200	126
Furniture, tools and other items	36	22
Other items of property, plant and equipment	58	42
Property, plant and equipment under construction	22	144
Accumulated depreciation and provisions	(146)	(112)
III. Long-term investments (Note 7)	70,486	73,515
Investments in Group companies	69,274	61,375
Investments in associated companies	3,025	870
Other investments	752	614
Loans to Group and associated companies	10,281	12,501
Other loans	49	178
Long-term deposits and guarantees given	365	349
Tax receivables (Note 14.2)	2,116	3,166
Provisions	(15,376)	(5,538)
B) DEFERRED CHARGES (Note 8)	288	367
C) CURRENT ASSETS	11,514	7,748
I. Accounts receivable	584	314
Trade receivables	22	19
Receivable from Group companies	212	222
Receivable from associated companies	14	7
Other accounts receivable	31	12
Employee receivables	—	1
Tax receivables (Note 14.2)	327	63
Provision for bad debts	(22)	(10)
II. Short-term investments	8,758	6,154
Loans to Group and associated companies (Note 7.6)	8,216	5,915
Short-term investment securities (Note 7.9)	542	239
III. Short-term treasury stock (Note 9)	232	261
IV. Cash	1,913	981
V. Prepayments and accrued income	27	38

TOTAL ASSETS	83,150	82,448

The accompanying Notes 1 to 20 and Appendix I are an integral part of the balance sheet.

TELEFÓNICA, S.A.
BALANCE SHEET AT DECEMBER 31

LIABILITIES (millions of euros)	2007	2006

A) SHAREHOLDERS’ EQUITY (Note 9)	18,253	16,956
I. Share capital	4,773	4,921
II. Share premium	521	2,589
III. Revaluation reserves	191	1,369
IV. Reserves	7,800	1,251
Legal reserve	984	984
Reserve for treasury stock	232	261
Other reserves	6,584	6
V. Profit for the year	6,620	8,284
VI. Interim dividend paid in the year	(1,652)	(1,458)
B) PROVISIONS FOR LIABILITIES AND CHARGES (Notes 7 and 16)	1,969	1,568
C) LONG-TERM LIABILITIES	42,276	49,264
I. Debentures, bonds and other marketable debt securities (Note 10)	1,097	1,827
Non-convertible debentures and bonds	916	1,332
Other marketable debt securities	181	495
II. Payable to credit institutions (Note 11)	8,435	10,755
III. Payable to Group and associated companies (Note 12)	32,372	36,318
IV. Other payables	8	7
V. Taxes payable (Note 14.2)	364	212
VI. Unpaid portion of investments in Group and associated companies (Note 7.1.b)	—	145
D) CURRENT LIABILITIES	20,652	14,660
I. Debentures, bonds and other marketable debt securities (Note 10)	1,691	2,098
Non-convertible debentures and bonds	421	500
Other marketable debt securities	1,237	1,541
Interest on debentures and other securities	33	57
II. Payable to credit institutions	671	329
Loans and other accounts payable (Note 11)	607	245
Accrued interest payable	64	84
III. Payable to Group and associated companies (Note 12)	18,008	11,916
IV. Trade accounts payable	95	132
V. Other non-trade payables	187	185
Taxes payable (Note 14.2)	27	27
Other non-trade payables (Note 15)	160	158

TOTAL LIABILITIES	83,150	82,448

The accompanying Notes 1 to 20 and Appendix I are an integral part of the balance sheet.

TELEFÓNICA, S.A.
INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31

DEBIT (millions of euros)	2007	2006

A) EXPENSES
Personnel expenses (Note 16.2)	156	197
Depreciation and amortization expense	65	51
Property, plant and equipment (Note 6)	34	21
Intangible assets (Note 5)	31	30
Other operating expenses	366	385
External services provided by Group companies (Note 16.8)	69	80
External services	275	291
Taxes other than income tax	17	14
Other operating expenses	5	—
I. OPERATING PROFIT	—	—
Financial and similar expenses
From liabilities with Group companies (Notes 16.4 and 16.8)	2,585	2,149
From other liabilities and similar expenses (Note 16.4)	541	574
Change in provisions for writedown of short-term investments	—	(11)
Amortization of deferred charges	69	63
Exchange losses (Note 16.5)	1,193	1,031
II. FINANCIAL PROFIT	14,083	5,195
III. INCOME FROM ORDINARY ACTIVITIES	13,724	4,706
Changes in provisions for securities investments (Note 7.3)	9,875	(231)
Extraordinary expenses and losses (Note 16.7)	480	8
IV. EXTRAORDINARY INCOME	—	2,295

V. PROFIT BEFORE TAXES	5,178	7,001
Corporate income tax in Spain (Note 14)	(1,475)	(1,293)
Foreign taxes (Note 14)	33	10

VI. PROFIT FOR THE YEAR	6,620	8,284
The accompanying Notes 1 to 20 and Appendix I are an integral part of the income statement.

TELEFÓNICA, S.A.
INCOME STATEMENT FOR THE YEARS ENDED DECEMBER 31

CREDIT (millions of euros)	2007	2006

B) REVENUES
Net sales to Group companies (Note 16.1)	90	28
Other operating revenues	138	116
Non-core and other current operating revenues – Group companies (Note 16.1)	118	98
Non-core and other current operating revenues – Non-Group companies	20	18
I. OPERATING LOSS	359	489
Revenue from equity investments	15,335	6,835
Group companies (Note 16.8)	15,099	6,678
Associated companies	211	50
Non-Group companies	25	107
Revenues from other securities and loans (Note 16.4)	1,165	1,131
Group companies (Note 16.8)	1,002	1,033
Other companies	163	98
Exchange gains (Note 16.5)	1,971	1,035
II. FINANCIAL LOSS	—	—

III. LOSSES ON ORDINARY ACTIVITIES	—	—
Gains on disposal of fixed assets (Note 16.6)	1,785	1,872
Extraordinary revenues (Note 16.6)	24	200
IV. EXTRAORDINARY LOSS	8,546	—

V. LOSSES BEFORE TAXES	—	—

VI. LOSS FOR THE YEAR	—	—
The accompanying Notes 1 to 20 and Appendix I are an integral part of the income statement.

TELEFÓNICA, S.A.
NOTES TO THE FINANCIAL STATEMENT FOR THE YEAR ENDED
DECEMBER 31, 2007
(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company’s registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.

Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or supplementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that operates mainly in the telecommunications, media and entertainment industries, providing a wide range of services on the international stage.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Merger of Telefónica, S.A. and Telefónica Móviles, S.A.

At their respective meetings held on March 29, 2006, the Boards of Directors of Telefónica, S.A. and Telefónica Móviles, S.A. approved a merger agreement, whereby Telefónica, S.A. would take over Telefónica Móviles, S.A., resulting in the dissolution without liquidation of Telefónica Móviles, S.A. and the block transfer of all its equity.

The merger agreement was approved at the General Shareholders’ Meetings of Telefónica Móviles S.A. and Telefónica, S.A. held on June 20 and June 21, 2006, respectively.

Pursuant to the agreement, Telefónica transferred shares from treasury stock to Telefónica Móviles shareholders at the exchange ratio established in the merger agreement of 4 Telefónica shares, par value of 1 euro, for every 5 Telefónica Móviles shares, par value of 0.50 euros. No additional cash payment was involved and no new shares were issued. Prior to the exchange, Telefónica Móviles, S.A. paid a dividend of 0.435 euros per share. This, coupled with the 0.205 euros per share dividend charged to 2005 profit, led to a total dividend of 0.64 euros per share, which was paid on July 21, 2006.

July 28, 2006 was the last trading day for Telefónica Móviles, S.A. shares, which were cancelled as a result of the merger. The merger was registered in the Madrid Mercantile Register on July 29, 2006, effective for accounting purposes from January 1, 2006.

The economic effects of the merger are dated from January 1, 2006. The main effects of this transaction are detailed in the accompanying notes to the annual financial statements. In addition, the main financial statements also include the amounts of the merger transaction in different columns.

(2)	BASIS OF PRESENTATION

True and fair view

The accompanying annual financial statements were prepared from Telefónica, S.A.’s accounting records by the Company’s directors in accordance with the accounting principles and standards contained in the Commercial Code, as implemented by the Spanish Chart of Accounts in force at that date of these financial statements, and accordingly, give a true and fair view of the Company’s equity, financial situation, results of operations and of the funds obtained and applied in 2007.

These annual financial statements will be submitted for approval by shares in the General Meeting, and it is expected that they will be approved with any changes. The annual financial statements for 2006 were approved at the General Shareholders’ Meeting held on May 10, 2006.

Comparative information

There were no changes in the structure of the balance sheet or income statement with respect to the previous year. In addition, no material changes were made to accounting criteria with respect to 2006.

No additional significant events have taken place that prevent comparison of the figures for 2007 with those of 2006.

The figures in these annual financial statements and management report are expressed in millions of euros unless otherwise indicated.

New General Chart of Accounts

On November 20, 2007, Royal Decree 1514/2007 was published approving the new General Chart of Accounts (GCA). The new GCA went into effect on January 1, 2008 and its application is mandatory as of that date.

The Company is preparing a transition plan for adapting to the new accounting regulations, which includes, among other matters, analyzing the various differences in accounting criteria and principles, determining the date of the opening balance sheet, selecting the principles and criteria to be applied during the transition, and evaluating the necessary changes in procedures and information systems. The final accounting effects will be disclosed in the 2008 annual accounts.

(3)	PROPOSED APPROPRIATION OF PROFIT

Telefónica, S.A. obtained 6,620 million euros of profit in 2007.

At its meeting of September 26, 2007, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2007 profit of 0.35 euros per outstanding share carrying dividend rights. This dividend was paid on November 14, 2007, and the total amount paid was 1,652 million euros.

In addition, at its meeting of February 27, 2008, the Company’s Board of Directors agreed to submit for approval at the Shareholders’ Meeting the distribution of a final dividend charged to 2007 profit of a fixed amount of 0.40 euros per outstanding share carrying dividend rights, up to a maximum total amount of 1,909 million euros.

Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2007 profit for approval at the General Shareholders’ Meeting:

	Millions of euros

Total distributable profit		6,620
Interim dividend (paid in November 2007)		1,652

Final dividend (maximum distributable amount of 0.40 euros per share for all shares into which the Company’s share capital is divided: 4,773,496,485 shares)		1,909
Voluntary reserves	(minimum)	3,059

Total		6,620

(4)	VALUATION CRITERIA

The main valuation criteria used in preparing the 2007 annual accounts were as follows:
a)	Intangible assets

This heading includes mainly the following:
1.	Computer software licenses, which are recorded at cost and amortized on a straight-line basis over three years.

2.
Intellectual property, which is recorded at the amounts paid to acquire ownership of or rights to use patents and trademarks and amortized on a straight-line basis over a period of three to 10 years, depending on the estimated useful life of the patent or trademark.

3.
The goodwill arising from the 2005 merger of Telefónica, S.A. and Terra Networks, S.A. This goodwill is amortized on a straight-line basis. It is estimated to have a useful life of 10 years and is included in “Other intangible assets.”

b)	Property, plant and equipment

Property, plant and equipment are stated at cost.

Expenses incurred for expansion, remodeling or improvements which increase the productivity, capacity, or prolong the useful life of the asset are capitalized as an increase in the cost of the assets.

The interest and other financial expenses incurred during the construction of property, plant and equipment are also capitalized.

Repairs and maintenance expenses are charged to the income statement of the year incurred.

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the following estimated useful lives:

Years of
estimated
useful life
Buildings	40
Plant and machinery	3-25
Furniture, tools and other items	10
Other items of property, plant and equipment	4-10

c)	Long-term investments

Investments in marketable securities are recorded as follows:
1.	Listed securities (excluding shares in Group or associated companies).

At the lower of cost or market value. Market value is taken to be the lower of the average official listing for the fourth quarter or the listed value at year end.

2.	Investments in Group and associated companies.

At the lower of acquisition cost or underlying book value of the holdings, adjusted by existing capital gains upon acquisition which prevail at a subsequent valuation date.

3.	Other unlisted securities.

At cost, net of the writedown provisions required to reduce them to their underlying book value, adjusted for the amount of the existing capital gains upon acquisition which prevail at the subsequent valuation date.

Unrealized losses (i.e. where cost is higher than market value) are recorded under “Provisions” (see Note 7.3). However, an additional provision is recorded with a debit (or credit in the case of reversal) to “Extraordinary income” (or “Extraordinary losses”) to cover possible third-party liabilities arising from the negative net equity of investees. This provision is included in “Provisions for liabilities and charges” (see Notes 16.6 and 16.7).
Dividends are recorded as income as soon as their distribution is approved, and gains or losses on the disposal of holdings are recorded as income or expenses in the year in which they are realized.
As required under prevailing legislation, the Company has prepared separate consolidated annual accounts, drawn up in accordance with International Financial Reporting Standards (IFRS). The balances of the main headings of the Telefónica Group consolidated financial statements for 2007 are as follows:

Heading	Millions of euros
Total assets	105,873
Equity
Attributable to equity holders of the parent	20,125
Attributable to minority interests	2,730
Revenue	56,441
Profit (loss) for the year
Attributable to equity holders of the parent	8,906
Attributable to minority interests	213

d)	Deferred charges

This heading basically includes the following items:
1.	Interest on long-term promissory notes.

This relates to the difference between the face value and the effective value of the promissory notes issued maturing over more than one year. This interest is charged to profit or loss based on financial criteria.

2.	Debt issuance expenses.

These relate to long-term debt issuance expenses and premiums on debentures and bonds, which are amortized by the interest method on the basis of the principal amounts outstanding.

3.	Prepayments.

These relate to payments made on the purchase of services not yet received at the balance sheet date.
e)	Treasury stock

Treasury stock is valued at the lower of average cost, comprising the total amount paid for the shares, or market value. When these shares are acquired without any prior resolution having been adopted at the Shareholders’ Meeting to use them to reduce share capital, it is considered that they can be used for subsequent sale or, alternatively, for a capital reduction. Accordingly, the market value is taken to be the lower of the average official market price or the related underlying book value. The allocated provision is recorded against the income statement for the difference between acquisition cost and the lower of the year-end market price or the average market price in the last quarter, and against reserves for the difference between this amount and the related underlying book value.

f)	Foreign currency transactions

Fixed-income securities and receivables and payables denominated in foreign currencies are translated to euros at the prevailing exchange rates at the transaction date, and are adjusted to the year-end exchange rates.

Exchange differences are classified by currency and due date, and for this purpose all currencies that, although different, are officially convertible are grouped together.

Any positive net differences in each group of currencies are recorded under “Deferred income” on the liability side of the balance sheet, unless exchange losses for the Group have been charged to profit and loss in prior years, in which case the positive net differences are credited to income up to the limit of the negative net differences charged to income in prior years.

Deferred exchange gains are taken to income of the year in which they materialize, the corresponding credit/debit balances are cancelled in advance or as equal or higher exchange losses for each standard currency group are recognized.

g)	Pensions and other commitments to employees

The Company has a defined contribution pension plan for employees. The obligations are limited to the regular payment of the contributions, which are taken to income as incurred.

h)	Accounts payables

Accounts payable are recorded at repayment value, except in the case of zero-coupon debenture and bond issues, which are recorded in the balance sheet at issuance value plus the related accrued interest (see Note 10.3).

i)	Derivatives

Transactions made to eliminate or significantly reduce exchange rate, interest and market risks on asset and liability positions or other transactions are considered hedges. The gains or losses arising during the life of these derivatives are taken to income using the same timing of recognition method as that used to recognize the gains or losses on the underlying hedged item or transaction.

Transactions that are not assigned to cover specific risks are not treated as hedging transactions. In transactions of this kind, which can arise because of hedges of risks at other Group companies and are not originally designated as hedges, the differences in market price are recorded when the transactions are cancelled or finally settled. However, if potential losses are anticipated at year end, the related provision is recorded, with a charge to the income statement.

j)	Corporate income tax

The corporate income tax expense for each year is calculated on the basis of book profit before taxes, increased or decreased, as appropriate, by the permanent differences from taxable income. Allowances and deductions from gross tax payable, net of withholdings and prepayments on account, are deducted from the corporate income tax charge in the year in which they are taken. The difference between the accrued expense and the tax paid is due to revenue and expense recognition timing differences giving rise to deferred tax assets and liabilities (see Note 14).

k)	Recognition of revenues and expenses

Revenues and expenses are recorded according to the accruals principle, that is, at the moment the goods or services represented by them take place, regardless of when actual payment or collection occurs.

In keeping with the principle of prudence, realized income is only recorded at the balance sheet date, while foreseeable risks and potential losses are recorded when known (see Note 16).

l)	Provision for liabilities and charges

The Company records provisions for contingencies and expenses based on its best estimate in order to cover quantifiable probable or certain third-party liabilities arising from litigation in progress, indemnity payments and obligations or from expenses of undetermined amount, and collateral and other similar guarantees provided by the Company.

(5)	INTANGIBLE ASSETS

The breakdown and movement in intangible asset accounts and the related accumulated amortization in 2007 and 2006 is as follows:

	Millions of euros
	Balance at				Balance at
	12/31/06	Additions	Disposals	Transfers	12/31/07
Cost:
Computer software	177	6	(8)	13	188
Intellectual property	26	1	—	1	28
Other intangible assets	64	13	—	26	103
Intangible assets, gross	267	20	(8)	40	319
Accumulated amortization:
Computer software	152	16	—	—	168
Intellectual property	23	1	—	—	24
Other intangible assets	14	14	—	—	28
Total accumulated amortization	189	31	—	—	220
Provisions	2	—	—	—	2
Intangible assets, net	76	(11)	(8)	40	97

	Millions of euros
		Merger
		with
	Balance at	Telefónica				Balance at
	12/31/05	Móviles	Additions	Disposals	Transfers	12/31/06
Cost:
Computer software	153	6	(8)	—	—	177
Intellectual property	20	5	—	—	—	26
Other intangible assets	62	—	—	—	—	64
Intangible assets, gross	235	11	(8)	—	—	267
Accumulated amortization:
Computer software	124	6	—	—	—	152
Intellectual property	17	5	—	—	—	23
Other intangible assets	7	—	—	—	—	14
Total accumulated amortization	148	11	—	—	—	189
Provisions	2	—	—	—	—	2
Intangible assets, net	85	—	(8)	—	—	76

6)	PROPERTY, PLANT AND EQUIPMENT

The breakdown and movement in this heading and related accumulated depreciation in 2007 and 2006 is the following:

	Millions of euros
	Balance at				Balance at
	12/31/06	Additions	Disposals	Transfers	12/31/07

Cost:
Land and buildings	520	22	(1)	54	595
Plant and machinery	126	44	—	30	200
Furniture, tools and other items	22	14	—	—	36
Other items of property, plant and equipment	42	12	—	4	58
Property, plant and equipment under construction	144	6	—	(128)	22

Property, plant and equipment, gross	854	98	(1)	(40)	911

Accumulated depreciation:
Buildings	62	12	—	—	74
Plant and machinery	19	17	—	—	36
Furniture, tools and other items	5	4	—	—	9
Other items of property, plant and equipment	22	1	—	—	23

Total accumulated depreciation	108	34	—	—	142

Provision	4	—	—	—	4

Property, plant and equipment, net	742	64	(1)	(40)	765

	Millions of euros
	Balance	Merger with				Balance
	at	Telefónica				at
	12/31/05	Móviles	Additions	Disposals	Transfers	12/31/06

Cost:
Land and buildings	214	—	54	—	252	520
Plant and machinery	6	5	69		46	126
Furniture, tools and other items	4	3	7	—	8	22
Other items of property, plant and equipment	29	5	2	—	6	42
Property, plant and equipment under construction	356	—	100	—	(312)	144

Property, plant and equipment, gross	609	13	232	—	—	854

Accumulated depreciation:
Buildings	54	—	8	—	—	62
Plant and machinery	5	4	10	—	—	19
Furniture, tools and other items	2	2	1	—	—	5
Other items of property, plant and equipment	15	5	2	—	—	22

Total accumulated depreciation	76	11	21	—	—	108

Provision	4	—	—	—	—	4

Property, plant and equipment, net	529	2	211	—	—	742

“Additions” in 2007 and 2006 mostly relate to costs associated with the construction of the new Telefónica Group central offices (named “District C”) in a business park development in Las Tablas (Madrid). “Land and buildings” includes 86 million euros related to the value of the land.

“Transfers” from property, plant and equipment under construction to other asset accounts relate to the start-up of the various phases of District C, which were fully operational at year end.

Firm commitments to acquire property, plant and equipment at December 31, 2007 amounted to 7 million euros.

Capitalized interest and other financial expenses incurred in the construction of property, plant and equipment in 2007 amounted to 1 million euros (4 million euros in 2006).

The Company has buildings with a total area of 550,413m2 leased to other Telefónica Group companies. This is equivalent to an occupancy rate of 94% of total property available for lease. Revenue from property leases amounted to 31 million euros in 2007 (see Note 16.1), compared to 9 million euros in 2006.

In 2006, the Company recorded a gain of 7 million euros on the disposal of property, plant and equipment (see Note 16.6).

At December 31, 2007, the Company had 24 million euros of fully depreciated property, plant and equipment.

Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

(7)	INVESTMENTS
7.1	The breakdown and movement in “Long-term investments” is the following:

	Millions of euros
	Balance				Balance
	at			Transfers	at
	12/31/06	Increases	Decreases	and other	12/31/07
Investments in Group companies	61,375	9,005	(1,094)	(12)	69,274
Investments in associated companies	870	2,315	(160)	—	3,025
Other investments	614	138	—	—	752
Loans to Group and associated companies	12,501	33	(755)	(1,498)	10,281
Other loans	178	3	(15)	(117)	49
Deposits and guarantees	349	28	(12)	—	365
Tax receivables (Note 14.2)	3,166	1,691	(2,458)	(283)	2,116

Total	79,053	13,213	(4,494)	(1,910)	85,862

	Millions of euros
		Merger
	Balance at	Telefónica			Transfers	Balance at
	12/31/05	Móviles, S.A.	Increases	Decreases	and other	12/31/06
Investments in Group companies	23,128	9,043	27,939	(5)	1,270	61,375
Investments in associated companies	1,098	5	1	(202)	(32)	870
Other investments	1,848	—	—	—	(1,234)	614
Loans to Group and associated companies	14,004	686	76	(378)	(1,887)	12,501
Other loans	1	123	54	—	—	178
Deposits and guarantees	6	338	5	—	—	349
Tax receivables (Note 14.2)	3,256	467	1,725	(2,155)	(127)	3,166

Total	43,341	10,662	29,800	(2,740)	(2,010)	79,053

Investments sold and acquired by Telefónica are as follows:

a)	Acquisitions of equity investments and capital increases:

2007

Company	Millions of euros
Subsidiaries:
O2 Europe Ltd	8,520
Telefónica International Wholesale Services America, S.A	407
Atento, N.V.	70
Telefónica Ingeniería de Seguridad, S.A.	6
Others	2

Total subsidiaries:	9,005

Associated companies:
Telco, S.p.A.	2,314
Others	1

Total associated companies:	2,315

Other investments
PT Multimedia, S.G.P.S., S.A.	136
Others	2

Total other investments	138

On December 20, 2007, Telefónica O2 Europe Plc (formerly O2 Plc) paid Telefónica, S.A. a dividend in kind entailing the transfer of 100% of the shares it held of O2 Europe Ltd. O2 Europe Ltd is the parent to a group of Telefónica companies in Germany. The valuation of the dividend at the transfer date was 8,500 million euros (see Note 16.8). In addition, on December 27, 2007, O2 Europe Ltd increased capital by 20 million euros via the issuance of 100 new shares.

On July 2, 2007, approval was given at the Extraordinary General Shareholders’ Meeting of Telefónica International Wholesale Services America, S.A. to convert into equity the participating facility between this company at Telefónica, S.A., dated July 31, 2003, whose capital plus accrued interest amounted to 549 million US dollars (407 million euros). After this transaction, Telefónica, S.A. owned 80.56% of the share capital of Telefónica International Wholesale Services America, S.A.

On April 23, 2007, General de Participaciones Empresariales, S.L. (GPE), a subsidiary of Banco Bilbao Vizcaya Argentaria, S.A., announced its intention of exercising the put option granted by Telefónica on all the shares it owned in Atento N.V. at that date. As a result, on July 31, 2007, a purchase-sale contract was signed for Telefónica, S.A. to acquire 10,044 shares owned by GPE, representing 8.65% of Atento N.V.’s share capital, for 70 million euros. The acquisition price may be adjusted up to April 1, 2008, in accordance with certain conditions. After this operation, Telefónica, S.A. controlled 100% of the shares of Atento, N.V.

In addition, in July 2007 Telefónica, S.A. paid off before maturity two participating loans granted to Telefónica Ingeniería de Seguridad, S.A. for 5.5 million euros for their conversion into capital. Telefónica, S.A. owns 100% of the shares of this company.

On April 28, 2007, Telefónica, S.A., together with its partners Assicurazioni Generali S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca S.p.A. and Sintonía, S.A. (Benetton), entered into a Co-Investment Agreement and Shareholders Agreement with a view to establishing the terms and conditions of their acquisition of an indirect shareholding in Telecom Italia S.p.A. through an Italian company, currently called Telco S.p.A., in which Telefónica has a 42.3% interest. Both agreements were modified on October 25, 2007 following the inclusion of the Assicurazioni Generali Group companies indicated hereafter and the Shareholders Agreement was further amended on November 19, 2007.

On October 25, 2007 Telco, S.p.A. acquired 100% of Olimpia, S.p.A., which held 17.99% of the voting shares of Telecom Italia, S.p.A. Also on that date, Assicurazioni Generali S.p.A. (together with its group companies Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G. and Generali Vie S.A.) and Mediobanca S.p.A. contributed a total share of 5.6% of Telecom Italia S.p.A.’s voting shares (4.06% and 1.54%, respectively) to Telco S.p.A.

On December 10, 2007, an agreement was reached to takeover and merge Olimpia S.p.A. into Telco S.p.A., making Telco S.p.A’s entire stake in the voting shares of the Italian operator (23.6%) direct and leaving Telefónica with an indirect holding in the voting shares of Telecom Italia S.p.A. of 9.98% (6.88% of the dividend rights) for 2,314 million euros.

The Shareholders Agreement signed on April 28, 2007 contained a general clause whereby both Telefónica, at the shareholders meetings of Telco S.p.A. and Telecom Italia S.p.A, and the Telefónica directors appointed to the companies’ respective boards, would abstain from participating in and voting at the meetings dealing with issues regarding the provision of telecommunications services by companies controlled by Telecom Italia S.p.A., in countries where there are legal or regulatory restrictions on the exercise of voting rights by Telefónica.

However, as indicated above, on November 19, 2007 the partners amended the Shareholders Agreement, as well as the bylaws of Telco S.p.A., to include the specific limitations imposed by the Brazilian telecommunications regulator, Agência Nacional de Telecomunicações (“ANATEL”), as initially posted on its website on October 23, 2007 and subsequently published on November 2, 2007 as ANATEL’s “Ato” no. 68,276 dated October 31, 2007.

On November 7, 2007 Portugal Telecom, S.G.P.S., S.A. granted a dividend in kind whereby Telefónica, S.A. obtained the right to receive 0.176067 shares of PT Multimedia, S.G.P.S., S.A. (listed on the Lisbon Stock Exchange and whose main shareholder was Portugal Telecom) for each of the 90,150,075 shares of Portugal Telecom held by the Company. The valuation of the shares received upon their distribution was 9.18 euros per share. Accordingly, Telefónica, S.A. recorded dividend income of 160 million euros (see Note 16.9). The dividend received is subject to a 15% tax. As a result, the shares of PT Multimedia received by Telefónica, S.A. amounted to 14,838,497, representing 4.80% of the company’s share capital, valued at 136 million euros.

2006

Company	Millions of euros
Subsidiaries:
O2 Plc	24,888
Telefónica Móviles, S.A.	2,978
Others	73

Total subsidiaries:	27,939

In 2006, Telefónica, S.A. acquired 100% of the shares of British company O2 plc. The total acquisition cost was 26,154 million euros (17,887 million pounds sterling), of which 1,266 million euros (859 million pounds) was paid in 2005. The value of the investments acquired in 2005 was recorded under “Other investments” in the balance sheet at December 31, 2005, until the merger took effect in January 2006. It was then restated to “Investments in Group companies” and recorded under “Transfers” in the table of movements.

Under the terms of the merger agreement between Telefónica, S.A. and Telefónica Móviles, S.A. (see Note 1), Telefónica acquired 927,917,620 shares of Telefónica Móviles, S.A., representing 21.43% of its share capital, which formerly belonged to Telefónica Internacional, S.A. (a wholly-owned subsidiary of Telefónica). This intragroup transfer meant that Telefónica, S.A.’s investment in Telefónica Móviles, S.A. was now directly wholly-owned, thereby avoiding creating any indirect treasury stock holdings as a result of the merger.

The shares transferred were priced at 8.653 euros per share. The acquisition cost of these shares, after deducting the margin on the transaction generated and paid by Telefónica Internacional, S.A., was 2,956 million euros.

Another 2 million Telefónica Móviles S.A. shares were acquired for a total of 22 million euros. Following these acquisitions, the percentage investment in Telefónica Móviles, S.A. before the share exchange was 92.5% (see Note 7.4).

b)	Disposals of investments

2007

Millions
of euros
Gross book
Company	value
Subsidiaries
Endemol Investment Holding, B.V.	842
Seguros de Vida y Pensiones Antares, S.A.	148
Ecuador Cellular Holdings, B.V.	77
Terra Lycos Intangibles, S.A.	19
Others	8

Total subsidiaries	1,094

Associated companies

Portugal Telecom, S.G.P.S., S.A.	156
Others	4

Total associated companies	160

In May 2007, Telefónica, S.A. signed an agreement to sell its 99.7% holding in Endemol Investment Holding, B.V. to a newly created consortium. The sale was carried out on July 3, 2007, generating a capital gain of 1,776 million euros (see Note 16.6).

On May 31, 2007, a resolution was adopted at the General Shareholders’ Meeting of Seguros de Vida y Pensiones Antares, S.A. to reduce capital by condoning the unpaid dividend liability to its shareholders. After this operation, Telefónica owned 94.67% of the share capital of Seguros de Vida y Pensiones Antares, S.A.

In 2007, Ecuador Cellular Holdings, S.A. reimbursed its sole shareholder, Telefónica, S.A. for contributions amounting to 77 million euros. In addition, Terra Lycos Intangibles, S.A. was liquidated during the year.

On December 18, 2007, Telefónica, S.A. disposed of 18,558,181 shares representing 1.64% of the share capital of Portugal Telecom, S.G.P.S., S.A. This lowered Telefónica, S.A.’s direct holding in Portugal Telecom to 7.14%.

2006

Millions
of euros
Gross book
Company	value
Subsidiaries
Telefónica Publicidad e Información, S.A.	4
Others	1

Total subsidiaries	5

Associated companies

Sogecable, S.A.	12
Uno-e Bank, S.A.	190

Total associated companies	202

In April 2006, Telefónica, S.A. agreed to a takeover bid for its investment in Telefónica Publicidad e Información, S.A. by British telephone directories company Yell Group plc. In July 2006, Telefónica S.A. accepted the takeover bid presented by Yell at a price of 8.5 euros per share, tendering 216,269,764 shares representing its 59.905% stake in the company’s share capital. This transaction generated a gain of 1,834 million euros, which was recorded under “Gains on disposal of fixed assets” (see Note 16.6).
In March 2006, Telefónica S.A. sold 590,656 shares in Sogecable S.A. for 22 million euros. This transaction generated a gain of 10 million euros, which was recorded under “Gains on disposal of fixed assets” (see Note 16.6).

Also, under the agreement signed January 10, 2003, between Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Terra Networks, S.A. (now Telefónica, S.A.), which created a liquidity mechanism (put options) on the shares owned by Terra Networks, S.A. in Uno-e Bank, S.A., Telefónica S.A. sold its investment in Uno-e Bank to BBVA at the option strike price stated in the agreement. This transaction had no impact on the income statement for the year.

c)	Other transactions

2007

On December 21, 2007, Telefónica, S.A. incorporated, as its sole shareholder, the Spanish limited liability company Atento Holding, Inversiones y Teleservicios, S.A. The share capital of this company was set at 24 million euros, divided up into 60 million shares, issued with a share premium of 138 million euros, at 2.306133 euros per share. The shares were fully subscribed and paid via the contribution to the newly created wholly-owned company of the 116,112 shares representing 100% of the share capital of Atento, N.V. owned by Telefónica, S.A.

In addition, on December 21, 2007, a resolution was adopted at the Extraordinary Shareholders’ Meeting of Telefónica Móviles Holding Uruguay, S.A, a wholly-owned subsidiary of Telefónica, S.A., to liquidate and wind up the company, assigning all the assets and liabilities of the company to the sole shareholder. As a result of this transaction, Telefónica, S.A. directly owns 62,700,000 shares, representing 32% of the share capital of Telefónica Móviles del Uruguay, S.A.

The assets and liabilities assigned to Telefónica, S.A. are as follows:

Valuation
Shares of Telefónica Móviles del Uruguay, S.A.	13
Receivables from Group companies (Telefónica Móviles del Uruguay, S.A.)	9
Payables to Group companies (Telefónica Móviles del Uruguay, S.A.)	1
2006

On July 3, 2006, Telefónica de España S.A.U. and Terra Networks España S.A.U., both wholly owned subsidiaries of Telefónica S.A., merged. The transaction involved the merger and takeover of Terra Networks España, S.A.U. by Telefónica de España S.A.U. As a result, Terra Networks España, S.A.U. was dissolved without liquidation, and Telefónica de España, S.A.U. assumes all its rights and obligations. The gross acquisition cost of Terra Networks España, S.A.U. was 94 million euros, which was fully provisioned.

In 2006, there was a restructuring of the Company’s wireless investments in Argentina. This culminated in the final quarter of 2006 with the Compañía de Radiocomunicaciones Móviles, S.A. and Telefónica Móviles Argentina, S.A. merger. Telefónica Móviles Argentina, S.A. took over Compañía de Radiocomunicaciones Móviles, S.A.’s operations once the Argentine securities exchange commission (Comisión Nacional de Valores de Argentina) lifted the merger conditions it had imposed on October 31, 2006. The merger took effect from January 1, 2006.

Also completed in 2006 was the merger between Telefónica Móviles Inversora, S.A. and Telefónica Móviles Argentina Holding, S.A., with effect from January 1, 2006. This corporate restructuring left Telefónica direct ownership of 15.4% of Telefónica Móviles Argentina, S.A., along with its 100% investment in the Telefónica Móviles Argentina Holding, S.A. holding company, which owns the remaining 84.6%.

7.2	The detail of subsidiaries, associated companies and investees is provided in Appendix I.

7.3	The breakdown and movement in provisions for long-term investments are as follows:

	Millions of euros
	Balance at	Change in		Transfers	Balance at
	12/31/06	provision	Decreases	and other	12/31/07
Investments in Group companies	5,530	9,876	(12)	(25)	15,369
Investments in associated companies	3	(1)	—	—	2
Other investments	5	—	—	—	5

Total investment writedown provisions	5,538	9,875	(12)	(25)	15,376

	Millions of euros
		Merger
		with
		Telefónica
	Balance at	Móviles,	Change in		Transfers	Balance at
	12/31/05	S.A.	provision	Decreases	and other	12/31/06
Investments in Group companies	3,440	2,420	(156)	—	(174)	5,530
Investments in associated companies	86	1	(43)	(41)	—	3
Other investments	37	—	(32)	—	—	5

Total investment writedown provisions	3,563	2,421	(231)	(41)	(174)	5,538

The main provisions recorded for investments in Group companies in 2007 relate to the investment in Telefónica O2 Europe, Plc for 9,947 million euros arising from the dilution to this company’s equity from the dividends paid to Telefónica, S.A. in 2007 for a total a mount of 11,272 million euros (see Notes 7.1.a and 16.8). The Company also allocated 91 million euros in 1997 to provisions for the investment in Telefónica de Contenidos, S.A.
In addition, a charge of 436 million euros was recorded to extraordinary income in 2007 (506 million euros in 2006) due to the negative equity of Telefónica Móviles México, S.A. de C.V. (see Notes 4.c and 16.7).

Conversely, in 2007 provisions were reversed for the improvement in equity of Atento, N.V., Telefónica Móviles Argentina Holding and Telefónica O2 Czech Republic, for 60, 54 and 36 million euros, respectively.

The main provisions recorded for investments in Group companies in 2006 relate to the investments in Telefónica Móviles Puerto Rico Inc. (48 million euros), Ecuador Cellular Holding, BV (32 million euros) and Telefónica O2 Czech Republic, a.s. (98 million euros) which paid a dividend of 354 million euros to Telefónica, S.A. (see Note 16.8).

Meanwhile, some provisions were reversed in 2006, owing to the improvement in equity of other companies, mainly Telefónica de Contenidos (192 million euros), Telefónica Datacorp, S.A.U. (65 million euros) and the Atento Group (45 million euros).

In addition, after the Terra Networks España, S.A.U. and Telefónica de España, S.A.U. merger (see Note 7.1.c), the outlook for the new company led to the reversal of a provision for liabilities and charges recorded for the negative equity of Terra Networks España, S.A. This generated 336 million euros of extraordinary income. Additionally, 292 million euros was reversed from the provision recorded for Telefónica Móviles Argentina Holding, S.A. in 2006, of which 242 million was recorded as extraordinary income (see Note 16.6).

In 2006 the entire 36 million euro provision for the investment in Portugal Telecom, S.G.P.S., S.A was reversed from writedown provisions on “Investments in associated companies.”

The reversals from investment writedown provisions on “Other investments” in 2006 included the 22 million euro provision recorded for Telefónica, S.A.’s stake in Banco Bilbao Vizcaya Argentaria, S.A.

“Retirements” recorded in 2007 and 2006 correspond to investments sold, liquidated or transferred in the course of the year (see 7.1 of this Note).

7.4	Impact on long-term investments of the merger of Telefónica, S.A. and Telefónica Móviles, S.A. (2006)

As indicated in Note 1, on July 29, 2006 the merger between Telefónica, S.A. y Telefónica Móviles, S.A. was registered in the Madrid Mercantile Register on January 1, 2006.

Telefónica transferred to Telefónica Móviles, S.A. shareholders 244,344,012 of its treasury share at the exchange ratio established in the merger agreement of four Telefónica S.A. shares for every five Telefónica Móviles, S.A. shares. The acquisition cost of the treasury stock transferred amounted to 3,179 million euros, was recorded as an increase in value of “Long-term investments.”

The detail of Telefónica Móviles, S.A.’s contributions on January 1, 2006 to “Investments in Group companies,” and the corresponding investment writedown provisions shown in the financial statements of Telefónica, S.A., was the following:

	Millions of euros
			Additional
			provision for
			negative net book
		Investment	value of the
	Acquisition	writedown	investment
	cost	provisions	(see Note 4.c)
Investments in Group companies
Telefónica Móviles España, S.A.	933	—	—
TES Holding, S.A. de C.V.	161	(96)	—
Telefónica Móviles Argentina Holding, S.A.	790	(790)	(242)
Telefónica Móviles Inversora, S.A.	370	(33)	—
Compañía Radiocomunicaciones Móviles, S.A.	142	(5)	—
Telefónica Móviles Chile, S.A.	308	(9)	—
Telefónica Móviles Chile Inversiones, S.A.	10	(5)	—
TCG Holdings, S.A.	239	(104)	—
Redanil, S.A.	8	—	—
TEM eServices Latin America Inc.	3	—	—
Telefónica Móviles Perú Holding, S.A.A.	254	(31)	—
Telefónica Móviles México, S.A. de C.V.	1,176	(1.176)	(942)
Brasilcel, N.V.	2,179	—	—
Telefónica Móviles Soluciones y Aplicaciones, S.A.	11	(6)	—
Telefónica Móviles Puerto Rico, Inc.	63	(63)	(3)
Panamá Cellular Holding B.V.	238	(3)	—
Telefónica Móviles Holding Uruguay, S.A.	26	—	—
Telefónica Móviles Colombia, S.A.	116	(1)	—
Cellular Holdings (Central America), Inc.	38	—	—
Comtel Comunicaciones Telefónicas, S.A.	0	—	—
Telefónica Móviles Perú, S.A.	0	—	—
Ecuador Cellular Holding, B.V.	658	(75)	—
Guatemala Cellular Holding, B.V.	29	(3)	—
Inversiones Telefónicas Móviles Holding, S.A.	424	—	—
Latin American Cellular Holding, B.V.	1,227	(19)	—
Multi Holding Corporation	301	(1)	—
Telcel, C.A.	134	—	—
Others	1	—	—

Total Group companies	9,839	(2,420)	(1,187)

Investments in associated companies
MobiPay Internacional, S.A.	5	(1)	—

Total associated companies	5	(1)	—

The effect of the inclusion of the investments of Telefónica Móviles, S.A. described above, combined with the retirement of Telefónica S.A.’s pre-merger investment in Telefónica Móviles, S.A. is shown in the “Merger with Telefónica Móviles, S.A.” column of the tables of changes in long-term investments and investment writedown provisions.

7.5	Transactions protected for tax purposes.

Transactions carried out in 2007 and 2006 that are considered protected for tax purposes, as defined in Articles 83 and 94, of Chapter VII of Title VII of Legislative Royal Decree 4/2004 of March 5 approving the Revised Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Transactions prior to 2006 were duly disclosed in prior years’ financial statements.

2007

On December 21, 2007, the public deed was registered for the contribution of 100% of the shares of Dutch company Atento N.V. to Spanish company Atento Holding, Inversiones y Teleservicios, S.A. The share exchange was registered in the Mercantile Registry on January 15, 2008.

In addition, the following transactions protected for tax purposes involving subsidiaries belonging to the tax group headed by Telefónica, S.A also took place in 2007:
•
In July 2007, the agreement for the merger of Maptel Networks, S.A. by Telefónica Soluciones de Informática y Comunicaciones, S.A. was executed. As a result of this merger the absorbing company Telefónica Soluciones de Informática y Comunicaciones, S.A. acquired by universal succession all the rights and obligations of Maptel Networks, S.A.

•
On October 5, the agreement for the merger and takeover of Telefónica Cable Galicia, S.A.U. by Telefónica Cable, S.A. was executed. As a result of this merger, the absorbing company Telefónica Cable, S.A. acquired by universal succession all the rights and obligations of Telefónica Cable Galicia, S.A.U. The merger was registered in the Mercantile Registry in October 2007.

•
On October 17, the agreement for the merger and takeover of Procesos Operativos, S.A. by Atento Teleservicios España, S.A.U. was executed. As a result of this merger, the absorbing company Atento Teleservicios España, S.A.U. acquired by universal succession all the rights and obligations of Procesos Operativos, S.A. The merger was registered in the Mercantile Registry on December 26, 2007.

•
On November 2, the agreement for the merger and takeover of Fonditel Valores, Agencia de Valores, S.A.U. by Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A.U. was executed. The merger was registered in the Mercantile Registry on November 15, 2007.

2006

On July 29, 2006, the merger of Telefónica Móviles S.A into Telefónica S.A., which held 100% of the outstanding shares, was registered in the Mercantile Registry. As a result of this merger the surviving company Telefónica S.A. acquired by universal succession all the rights and obligations of Telefónica Móviles S.A.

On July 7, 2006, the merger and takeover of Terra Networks España, S.A. by Telefónica de España, S.A. was registered in the Mercantile Registry, with Telefónica de España, S.A. retaining by universal succession all the rights and obligations of Terra Networks España S.A.

On June 15, 2006, Telefónica Móviles, S.A. contributed 97.97% of Peruvian company Telefónica Móviles Perú Holding, S.A. to the Dutch company Latin American Cellular Holdings B.V. a wholly owned subsidiary of Telefónica Móviles, S.A. The transaction was carried out through a share exchange.

Finally, on May 31, 2006, Telefónica Móviles, S.A. contributed 91.54% of Venezuelan company Telcel, C.A. to the Dutch company Latin American Cellular Holdings, B.V., a wholly owned subsidiary of Telefónica Móviles, S.A. The transaction was carried out through a share exchange.

The following transactions protected for tax purposes involving subsidiaries belonging to the tax group headed by Telefónica, S.A also occurred in 2006:
•
On September 22, the agreement for the takeover and merger of Telefónica Soluciones de Informática y Comunicaciones, S.L. by Telefónica DataCorp, S.A, its sole shareholder, was executed. As a result of this merger, the absorbing company Telefónica DataCorp., S.A. acquired by universal succession all the rights and obligations of Telefónica Soluciones de Informática y Comunicaciones, S.L. The merger was registered in the Mercantile Registry on November 28, 2006.

•
On June 30, the takeover and merger of Telefónica Data España, S.A. by Telefónica de España, S.A. was registered in the Mercantile Registry, with Telefónica de España, S.A. obtaining all the rights and obligations of Telefónica Data España, S.A.

•
On June 12, the takeover and merger of Sociedad General de Cablevisión Canarias, S.A. by Telefónica Cable, S.A. was registered in the Mercantile Registry, with Telefónica Cable, S.A. taking over by universal succession all the rights and obligations of Sociedad General de Cablevisión Canarias, S.A.

7.6	The breakdown of loans to Group and associated companies is as follows:

	Millions of euros
	2007		2006
Company	Long-term	Short-term	Long-term	Short-term
Telefónica de España, S.A.U.	3,188	3,096	4,207	1,734
Telefónica Móviles España, S.A.U.	3,102	1,112	3,135	1,241
Telefónica Móviles México, S.A. de C.V.	2,330	682	2,445	452
Telefónica O2 Europe Plc	—	2,727	—	—
Telefónica de Contenidos, S.A.U.	1,221	81	1,329	40
Telefónica Internacional, S.A.	—	218	346	1,619
Telefónica Móviles Argentina, S.A.	284	85	490	33
Atento, N.V.	38	65	99	38
Telefónica International Wholesale Services America, S.A.	—	—	—	400
Comunicapital Inversiones, S.A.U.	—	—	54	—
Lotca, Servicios Integrales, S.A.U.	57	5	65	5
Terra Networks Asociadas, S.L.	16	19	35	1
Telefónica B2B Licencing Inc.	9	—	11	—
Telefónica Internacional Wholesale Services, S.L.	—	28	60	—
Inversiones Telefónica Móviles Holding Limitada	29	—	142	—
Telefónica Móviles El Salvador Holding, S.A. de C.V.	—	49	48	27
Latin America Cellular Holdings, B.V.	—	—	—	218
Panama Cellular Holdings, B.V.	—	5	—	40
Others	7	44	35	67

Total	10,281	8,216	12,501	5,915

As a consequence of the merger with Telefónica Móviles, S.A. (see Note 1), Telefónica, S.A. assumed all the loans granted to finance the wireless operators, including those to Telefónica Móviles España, S.A., Telefónica Móviles México, S.A. de C.V., Telefónica Móviles Argentina, S.A. and Latin America Cellular Holdings, B.V.

The main loans granted to Group companies are:
•
Financing granted to Telefónica de España, S.A.U. consists mainly of a loan dated January 4, 1999 resulting from the company’s spin-off from Telefónica on January 1, 1999, that bears interest at 6.80% and had an outstanding balance of 3,488 million euros at December 31, 2007, of which 2,791 million euros are long term and 697 million euros are short term.

2006 featured the takeover and merger of Terra Networks España, S.A.U. by Telefónica de España, S.A.U., both wholly owned direct subsidiaries of Telefónica, S.A. As a result, Terra Networks España, S.A.U. was dissolved without liquidation, and Telefónica de España, S.A.U. assumed the 397 million euro participating loan granted by Telefónica, S.A. to Terra Networks España, S.A.U. The loan matures on November 15, 2009 and bears interest linked to the Euribor rate.

•
Financing granted to Telefónica Móviles España, S.A.U. mainly comprises a long-term participating loan dated October 1, 2002, for 3,102 million euros, paying annual fixed interest plus a floating interest rate based on the performance of the company. The loan matures on December 22, 2009.

•	Financing granted to Telefónica Móviles México, S.A. de C.V. comprises:

A 1,330 million euro loan, drawn down in full at December 31, 2007. The loan matures on December 31, 2011 and interest is linked to the 12M Euribor rate.

Several loans in Mexican pesos, wholly drawn down for a total of 8,518 million pesos (533 million euros). These loans mature between 2009 and 2011 and bear a fixed interest rate.

Two loans denominated in US dollars, totaling 685 million dollars (467 million euros). These loans mature in 2009 and interest is linked to the 12M Libor rate.

•
Financing granted to Telefónica de Contenidos, S.A.U. mainly comprises a 1,142 million euro participating loan, fully drawn down at December 31, 2007, which bears interest based on Telefónica de Contenidos, S.A.U.’s business performance. In addition, Telefónica, S.A. granted a new participating loan of 79 million euros maturing in 2015 to provide Telefónica de Contenidos, S.A.U. with funding to cover the financial charges linked to the participating loan detailed above.

•
A multi-currency credit facility of 1,962 million US dollars granted to Telefónica Internacional, S.A., of which 318 million US dollars (216 million euros) had been drawn down at December 31, 2007. This facility matures April 15, 2008.

•	Financing granted to Telefónica Móviles Argentina, S.A. comprises a number of US dollar-denominated loans, maturing between 2008 and 2017 and bearing a fixed interest rate.

•	Financing granted to Atento, N.V. consists of the following:

A participating loan for 75 million euros, repayable in 2013. The loan bears interest based on Atento, N.V.’s operating profit. The outstanding amount at December 31, 2007 was 45 million euros.

Loan of 214 million euros to support Atento Holding’s ability to pay its liabilities to its subsidiaries, bearing interest at market rates and maturing in 2008. The balance outstanding at December 31, 2007 was 57 million euros.

•
The Company has also extended loans in connection with the taxation of Telefónica, S.A. as the head of the tax Group pursuant to the consolidated tax regime applicable to corporate groups (see Note 14), mainly 2,350 million euros to Telefónica Móviles España, S.A. and 1,060 million euros to Telefónica de España, S.A.U., with short-term maturities.

At December 31, 2007, pending receipt is the interim dividend against 2007 profit by Telefónica O2 Europe Plc for 2,000 million pounds sterling (equivalent to 2,727 million euros), which will be paid in the first quarter of 2008.

“Loans to Group companies” includes accrued interest payable at December 31, 2007 amounting to 814 million euros (583 million euros at December 31, 2006).

Transfers under “Loans to Group and associated companies” in the table of movements in investments relate mainly to short-term movements required to meet the repayment schedules of the loans listed above.

7.7	Other loans

The heading mainly includes the cost of share options arranged in 2006 to cover the Telefónica, S.A. share option plan (see Note 16.2), amounting to 46 million euros.

7.8	Deposits and guarantees

The main components of this heading are the 335 million euros of guarantees of IPSE 2000, S.p.A. at December 31, 2007. These deposits will decrease in line with the respective obligations they guarantee.

7.9	Other short-term investments

This heading consists mainly of temporary cash surpluses placed in short-term investments. At December 31, 2006, it included 111 million euros pending payment on the sale of the investment in Uno-e Bank (see Note 7.1.b), which was collected in 2007.

(8)	DEFERRED CHARGES

The detail of this heading and the related amortization schedule at December 31, 2007 and 2006 are as follows:

	Maturity
						Subsequent	Balance at	Balance at
	2008	2009	2010	2011	2012	years	12/31/07	12/31/06
Interest on long-term promissory notes	11	7	8	1	—	—	27	44
Debt issuance costs	67	34	29	25	23	30	208	271
Other deferred charges	20	10	7	6	6	4	53	52

Total	98	51	44	32	29	34	288	367

(9)	SHAREHOLDERS’ EQUITY

The amount and movements in this heading in 2007 and 2006 was the following:

	Balance at	Appropriation of	Distribution of	Other	Balance at	Appropriation of	Distribution of	Other	Balance at
	12/31/05	2005 profit	dividends	movements	12/31/06	2006 profit	dividends	movements	12/31/07

Share capital	4,921	—	—	—	4,921	—	—	(148)	4,773
Share premium	1,671	—	—	918	2,589	—	—	(2,068)	521
Revaluation reserves	1,369	—	—	—	1,369	—	—	(1,178)	191
Legal reserve	920	64	—	—	984	—	—	—	984
Reserve for treasury stock	348	—	—	(87)	261	—	—	(29)	232
Other reserves	6	521	—	(521)	6	5,400	—	1,178	6,584
Profit (loss) for the year	1,754	(1,754)	—	8,284	8,284	(8,284)	—	6,620	6,620
Interim dividend	—	—	(1,458)	—	(1,458)	1,458	(1,652)	—	(1,652)

Total	10,989	(1,169)	(1,458)	8,594	16,956	(1,426)	(1,652)	4,375	18,253

a)	Share capital

At December 31, 2007, Telefónica, S.A.’s share capital amounted to 4,773,496,485 euros and consisted of 4,773,496,485 fully paid ordinary shares of a single series, par value 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges. In October 2007, Telefónica, S.A. began taking steps to delist shares of Telefónica from the Paris and Frankfurt stock exchanges. This will take place in the first quarter of 2008.

At the Shareholders’ meeting of Telefónica S.A. on June 21, 2006, the Board of Directors was authorized under Article 153.1.b) of the Spanish Corporation Law, to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s current capital stock, one or several times within a maximum of five years of that date, with no need for further meetings or authorization, where the Board considered it in the Company’s interests, by issuing for this purpose the corresponding new common shares or shares of any other type permitted by law, at a fixed or variable premium and, in all cases, paid in cash with the possibility explicitly allowed of partial subscription for shares issued in accordance with Article 161.1 of the Corporation Law. The Board was also authorized to fully or partly disapply pre-emptive subscriptions rights under Article 159.2 of the Corporation Law and associated provisions.

In addition, at the May 10, 2007 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from the date of adoption of the related resolution. The fixed-income securities may be debentures, bonds, promissory notes or any other kind of fixed-income security, plain, or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. As at December 31, 2007, the Board of Directors had exercised these powers, approving a program to issue corporate promissory notes for 2008.

In addition, on May 10, 2007, shareholders voted to authorize the derivative acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established by the Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed 5% of Telefónica’s share capital.

At December 31, 2007 and 2006, Telefónica, S.A. held the following shares of treasury stock:

		Euros per share
		Acquisition	Market	Market
	No. of shares	price	price	Value	%
Treasury stock at 12/31/07	64,471,368	16.67	22.22	1.433	1.35061%
Treasury stock at 12/31/06	75,632,559	14.04	16.12	1.219	1.53689%

In 2007, the Company paid 2,392 million euros to acquire 149,099,044 of its own shares (including a 68 million euros premium on the share options arranged in 2007 and exercised in 2007) and sold 12,621,573 treasury shares at a total selling price of 210 million euros. As a result of these transactions, the Company recorded extraordinary income of 23 million euros (see Note 16.6) and a decrease in expenses of 11 million euros from the sale of treasury shares allocated to the share option plan for Endemol Group employees.

In addition, the Company used 147,633,912 shares of treasury stock at an acquisition cost of 2,202 million euros to reduce its share capital. Finally, 4,750 shares of treasury stock were delivered as part of the share option plan for Endemol Group employees (own shares were also sold to compensate).

The balance sheets at December 31, 2007 and 2006 include the cost of acquiring own shares (1,075 and 1,062 million euros, respectively) net of provisions of 843 and 801 million euros, respectively, recorded in accordance with current accounting regulations (see Note 4.e), against extraordinary results for the difference between the acquisition cost and market price and against “Unrestricted reserves” for the difference between the market price and the underlying book value. The movement in the provision charged to “Other reserves” in 2007 and 2006 were a credit of 42 million euros and a debit of 590 million euros, respectively. In 2006, the Company reserved a 38 million euro provision charged against extraordinary income (see Note 16.6).

The Company has set up the corresponding restricted reserve in the amount of the underlying book value of the shares comprising treasury stock.

Changes in subscribed capital and share premium in 2007

The movements in these headings in 2007 are as follows:

		Millions of euros
	Number of	Subscribed	Share
	Shares	capital	premium
Balance at 12/31/06	4,921,130,397	4,921	2,589

Restricted reserve for treasury stock	—	—	29
Valuation of treasury stock	—	—	(43)

Capital reduction	(147,633,912)	(148)	(2,054)

Balance at 12/31/07	4,773,496,485	4,773	521

Authorization was given at the General Shareholders’ Meeting of Telefónica, S.A. of May 10, 2007 to reduce the Company’s share capital by 147,633,912 via the cancellation of own shares held in treasury stock. The capital decrease was carried out with a charge to voluntary reserves, with the corresponding amount released from the restricted reserve provided for in Article 79.3 of the Spanish Corporation Law, and reserve recorded for cancelled share capital for 147,633,912 euros (an amount equal to the par value of the cancelled shares), which can only be used if the same requirements as those applicable to the reduction of share capital indicated in section 3 of Article 167 of the Spanish Corporation Law are met.

Changes in subscribed capital and share premium in 2006

The movements in these headings in 2006 are as follows:

		Millions of euros
	Number of	Subscribed	Share
	Shares	capital	premium
Balance at 12/31/05	4,921,130,397	4,921	1,671

Restricted reserve for treasury stock	—	—	87
Valuation of treasury stock	—	—	1,111
Reserve for merger with Telefónica Móviles, S.A.	—	—	(280)

Balance at 12/31/06	4,921,130,397	4,921	2,589

As mentioned in Note 1, the proposed merger and takeover of Telefónica Móviles, S.A. by Telefónica, S.A. was approved at the General Shareholders’ Meetings held on June 20 and 21, 2006, respectively. The merger deed was registered in the Madrid Mercantile Register on July 29, 2006, effective retrospectively, for financial purposes, from January 1, 2006. The effect of the merger on Telefónica, S.A.’s shareholders’ equity was a 280 million euros decrease in “Share premium.”

b)	Legal reserve

According to the revised text of the Spanish Corporation Law, companies must transfer 10% of profits for the year to a legal reserve until this reserve reaches the equivalent to at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital. Except for this purpose, until the legal reserve exceeds the limit of 20% of capital, it can only be used to offset losses, if there are no other reserves available.

c)	Revaluation reserves

The balance of “Revaluation reserves” arose as a result of revaluations made from 1946 to 1987 and of the revaluation carried out pursuant to Royal Decree-Law 7/1996, of June 7. The balance of the revaluation reserve may be used, without incurring taxes, to offset any losses from future years or to increase capital. From January 1, 2007, the reserve may also be transferred to unrestricted reserves, provided that the capital gain is recorded. This capital gain will be considered realized for the amount of depreciation recorded or when the revalued assets have either been sold or eliminated from the accounting records. In this respect, an amount of 1,178 million euros corresponding to reserves subsequently considered unrestricted has been reclassified under “Other reserves.”

d)	Dividends

At its meeting of February 28, 2006, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2005 profit of a gross 0.25 euros per share for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid on May 12, 2006, and the total amount paid was 1,169 million euros.

At its meeting of September 27, 2006, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2006 profit of a gross 0.30 euros per share for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid on November 10, 2006, and the total amount paid was 1,458 million euros.

At its meeting held on February 28, 2007, the Company’s Board of Directors agreed to propose to the Shareholders’ Meeting the payment of a final dividend against 2006 profit of a gross 0.30 euros per share for each of the Company’s outstanding shares carrying dividend rights. A total of 1,426 million euros was paid in May.

At its meeting of September 26, 2007, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2007 profit of a fixed gross 0.35 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid on November 14, 2007, and the total amount paid was 1,652 million euros.

In addition, at its meeting of February 27, 2008, the Company’s Board of Directors agreed to submit for approval at the Shareholders’ Meeting the distribution of an additional dividend charged to 2007 profit of a fixed amount of 0.40 euros gross per outstanding share carrying dividend rights, up to a maximum total amount of 1,909 million euros (see Note 3).

(10)	DEBENTURES, BONDS AND OTHER MARKETABLE SECURITIES
10.1	The balances and movements in this heading at December 31, 2007 and 2006 are the following:

	Millions of euros
	Non-convertible	Other
	Debentures	marketable
	and bonds	debt securities	Total
Balance at 12/31/05	1,828	1,334	3,162

New issues	—	2,885	2,885
Redemptions	—	(2,188)	(2,188)
Adjustments and other movements	4	5	9

Balance at 12/31/06	1,832	2,036	3,868

New issues	—	1,096	1,096
Redemptions	(500)	(1,725)	(2,225)
Adjustments and other movements	5	11	16

Balance at 12/31/07	1,337	1,418	2,755

Maturity
Long-term	916	181	1,097
Short-term	421	1,237	1,658

Accrued interest pending maturity	33	—	33

10.2	The detail and main features of debentures and bonds outstanding at December 31, 2007 are as follows:

		Maturity
	Type of	% interest							Subsequent
Debentures and bonds	Interest rate	rate		2008	2009	2010	2011	2012	years	TOTAL

DEBENTURES
FEBRUARY 1990 SERIES C	FIXED	12.60		—	—	4	—	—	—	4
FEBRUARY 1990 SERIES F	ZERO COUPON	12.58		—	—	12	—	—	—	12
APRIL 99	FIXED	4.50		—	500	—	—	—	—	500
JUNE 99	FLOATING	5.16		—	300	—	—	—	—	300
JULY 99	ZERO COUPON	6.37		—	—	—	—	—	50	50
MARCH 00	FLOATING	5.30	(*)	—	—	—	—	—	50	50

BONDS
MARCH 98	FIXED	4.84		421	—	—	—	—	—	421

Total issues				421	800	16	—	—	100	1,337

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.
10.3	Zero-coupon debentures and bonds are recognized in the balance sheet at their issue value plus the related accrued interest.

The detail of the maturities and redemption values of these debentures and bonds is as follows:

			Present	Redemption
Issue	Redemption date	Redemption rate	value	value
DEBENTURES
FEBRUARY 1990 SERIES F	02/26/2010	1,069.47%	12	15
JULY 99	07/21/2029	637.64%	50	191

Total			62	206

The remaining debentures and bonds have been stated at nominal value.

10.4	At December 31, 2007, Telefónica, S.A. has a program of promissory note issues of up to 2,000 million euros. The outstanding balance at year end was 1,230 million euros.

With respect to the transaction with La Estrella, S.A. de Seguros consisting of the issuance of bearer promissory notes, on February 15, 2001 Telefónica, S.A. issued 74 bearer promissory notes with a face value of 126 million euros and final maturity in February 2011. The principal outstanding at year end was 80 million euros.

In 2006, the Company acquired shares in O2 plc (see Note 7) payment for which was deferred through the arrangement of a 207 million pounds sterling (308 million euro) loan program. This program, enacted under UK law, gives the seller of the shares rights to of a security that pays semi-annual interest and the option to collect the principal on demand at the interest payment dates (June 30 and December 31) until December 31, 2010 when the program ends. The outstanding balance of the program at December 31, 2007 amounted to 79 million pounds sterling (108 million euros).

10.5	The average interest rate in 2007 on debentures and bonds outstanding during the year was 4.90% (4.83% in 2006), and the average interest rate on corporate promissory notes was 4.57% (3.50% in 2006).
(11)	PAYABLE TO CREDIT INSTITUTIONS
11.1	The balances of this heading at December 31, 2007 and 2006 are the following:

	Millions of euros
	2007			2006
Item	Short-term	Long-term	Total	Short-term	Long-term	Total
Loans and credits	556	8,150	8,706	188	9,736	9,924
Foreign-currency loans and credits	51	285	336	57	1,019	1,076

Total	607	8,435	9,042	245	10,755	11,000

11.2	Maturities at December 31, 2007 are as follows:

	Maturity
						Subsequent	Balance at
Item	2008	2009	2010	2011	2012	years	12/31/07
Loans and credits	556	—	862	6,058	39	1,191	8,706
Foreign-currency loans and credits	51	256	27	—	—	2	336

Total	607	256	889	6,058	39	1,193	9,042

11.3
On April 21, 2006, Telefónica S.A. arranged a 700 million euro syndicated loan, denominated in euros and bearing interest linked to the Euribor rate. This loan was fully drawn down at December 31, 2006, thus there were no movements in 2007. It will be repaid in two equal installments, due April 2015 and 2017, respectively.

On February 20, 2006, the Company repaid 556 million euros on the last installment of the syndicated loan. Banco Santander Central Hispano acted as agent bank. This loan had been taken out in 1999 with a number of financial institutions for a total of 1,200 million euros.

On June 28, 2005 Telefónica, S.A. arranged a syndicated loan with 40 national and international financial institutions for 6,000 million euros, maturing on June 28, 2011. The loan is denominated in euros and can be drawn either in this currency or in US dollars, sterling, yen, Swiss francs or any other currency subject to prior agreement by the banking institutions. At December 31, 2006, this loan had been fully drawn down, so there were no movements in 2007.

On July 6, 2004, Telefónica arranged a 3,000 million euro syndicated loan with several Spanish and foreign banks. This loan matures in five years (July 6, 2009) and bears interest of Euribor/Libor plus a spread based on the Company’s credit rating. The total balance drawn down at December 31, 2006 was 1,800 million euros and 1,152 million dollars. In 2007, the Company repaid 1,800 million euros and 850 million dollars, taking the total amount drawn down at December 31, 2007 to 302 million dollars.

On November 26, 2004, Telefónica, S.A. and several branches of ABN Amro Bank N.V. agreed to a credit facility, secured by the export credit agencies of Finland (“Finnvera”) and Sweden (“EKN”), bearing fixed interest of 3.26% and with final maturity on November 15, 2010. This financing is to cover up to 85% of the purchases of network equipment to be made by Telefónica Móviles Group companies from Ericsson and Nokia. In 2006, a total of 153 million dollars was drawn down, leaving a total sum available at December 31, 2006, of 266 million dollars. In 2007, a total of 75 million dollars was repaid, leaving an outstanding balance at December 31, 2007 of 191 million dollars.

11.4	Average interest on loans and credits

The average interest rate in 2007 on loans and credits denominated in euros was 4.41% (3.27% in 2006) and on foreign-currency loans and credits was 4.97% (5.45% in 2006).

11.5	Unused credit facilities

The “Loans and credit” balances relate only to amounts drawn down.

At December 31, 2007, Telefónica had undrawn credit facilities amounting to 5,779 million euros.
(12)	PAYABLE TO GROUP AND ASSOCIATED COMPANIES
12.1	The breakdown of this heading at December 31, 2007 and 2006 is as follows:

	Millions of euros
	2007			2006
	Long-term	Short-term	Total	Long-term	Short-term	Total
Loans	32,372	17,284	49,656	35,427	10,861	46,288
Accounts payable to Group companies for purchases and services	—	108	108	—	91	91
Accounts payable to subsidiaries due to taxation on consolidated basis	—	616	616	891	964	1,855

Total	32,372	18,008	50,380	36,318	11,916	48,234

Total financing raised by Telefónica S.A. through Telefónica Europe, B.V. at December 31, 2007 amounted to 13,805 million euros (18,885 million euros at December 31, 2006). This financing is arranged by these companies through a number of loans, paying market rates of interest calculated on a Euribor plus spread basis. The average interest rate in 2007 was 5.62% (4.80% in 2006).

This financing mainly derives from the syndicated multicurrency loan arranged between Telefónica Europe, B.V. and a group of financial institutions for an amount of up to 18,500 million pounds sterling at October 31, 2005 to fund the acquisition of O2 Plc (see Note 7.1.a), which at December 14, 2006 was reduced to 7,000 million pounds sterling, while the maturity was extended from 2008 to 2013. The outstanding balance on this loan at December 31, 2007 was 4,279 million pounds sterling (5,834 million euros).

Total financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2007 amounted to 16,206 million euros (12,642 million euros at December 31, 2006). This financing is arranged as loans from these companies on the same terms as those of the issuance programs. The average interest rate in 2007 was 5.08% (5.09% in 2006). The financing arranged includes, as a related cost, the fees or premiums charged to the income statement for the period corresponding to the financing (see Note 8).

Telefónica Emisiones, S.A.U. raised financing mainly by tapping the European and US capital markets, issuing a total amount in 2007 of 1,929 million euros, 8,000 million Czech crowns (equivalent to 301 million euros) and 2,300 million US dollars (equivalent to 1,562 million euros). In 2006, issues totaled 6,050 million euros, 1,750 million pounds sterling (equivalent to 2,606 million euros at the 2006 year-end exchange rate) and 5,250 million dollars (equivalent to 3,986 million euros at the 2006 year-end exchange rate)

Meanwhile, as at December 31, 2007, Telefónica, S.A. had raised financing from Telefónica Finanzas, S.A., in charge of the integrated cash management of the companies comprising the Telefónica Group, amounting to 14,737 million euros (9,807 million euros at December 31, 2006) in a series of loans earning market interest rates.

There were also loans at December 31, 2007 to Telefónica, S.A. by Telefónica Móviles España, S.A.U. for 3,404 million euros (from the merger with Telefónica Móviles, S.A.) and from Telefónica de España, S.A.U. for 1,042 million euros (1,042 million euros at December 31, 2006).

“Loans to Group companies” includes accrued and unpaid interest at December 31, 2007 amounting to 685 million euros (475 million euros at December 31, 2006).

12.2	The short-term accounts payable to Group companies for purchases and services are as follows:

	Millions of euros
	2007	2006
Telefónica de España, S.A.U.	15	1
Telefónica de Contenidos, S.A.U.	11	11
Telefónica Móviles España, S.A.U.	3	6
Telefónica Móviles Argentina Holding, S.A.	4	11
Terra Lycos Intangibles, S.A.	—	14
Telefónica Investigación y Desarrollo, S.A.U.	27	11
Telefónica Gestión de Servicios Compartidos, S.A.U.	2	2
Telefónica Ingeniería de Seguridad, S.A.	3	8
Telefónica Internacional Wholesale Services, S.L.	—	5
Telefónica Soluciones de Informática y Comunicaciones, S.L.	16	5
Telefónica Servicios Audiovisuales, S.A.	4	—
Telefónica Móviles Puerto Rico, Inc	4	—
Other	19	17

Total	108	91

12.3
The balance of “Accounts payable to subsidiaries due to taxation on a consolidated basis” was 616 million euros at December 31, 2007 (1,855 million euros at December 31, 2006). This basically includes accounts payable to Group companies for their contribution of tax losses to the tax group headed by Telefónica, S.A. (see Note 14). The Company classifies this balance as short- or long-term on the basis of the projected maturity of the payments.

The main amounts are those relating to Telefónica Internacional, S.A. (423 million euros), Telefónica Móviles España, S.A.U. (65 million euros), Telefónica de Contenidos, S.A.U. (59 million euros) and Telefónica Data Corp, S.A.U. (42 million euros).

(13)	DERIVATIVES

In 2007 the Company continued to use derivatives both to limit interest and exchange rate risks on otherwise unhedged positions and to adapt its debt structure to market conditions.

At December 31, 2007, the total outstanding balance of the derivatives portfolio was 78,089 million euros (68,078 million euros at December 31, 2006), of which 51,723 million euros related to interest rate risk and 26,366 million euros to exchange rate risk (48,968 million euros and 19,110 million euros, respectively, at December 31, 2006).

It should be noted that at December 31, 2007, Telefónica S.A. had arranged transactions with financial institutions to hedge interest and exchange rate risks for other Telefónica Group companies amounting to 532 million euros and 804 million euros, respectively (1,287 million euros and 3,072 million euros, respectively, at December 31, 2006). These external transactions are matched by parallel intragroup arrangements, with identical terms and maturities, and therefore involve no risk for Telefónica, S.A. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions, that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

The breakdown of the portfolio by type of derivative at December 31, 2007, is the following:

	Millions of euros
	2007
	Value in	Telefónica receives		Telefónica pays
Type of risk	euros	Amount	Currency	Amount	Currency
Euro interest rate swaps	23,388

Fixed to floating	13,319	13,319	EUR	13,319	EUR
Floating to fixed	7,677	7,677	EUR	7,677	EUR
Floating to floating	2,392	2,392	EUR	2,392	EUR

Foreign currency interest rate swap	13,641

Fixed to floating	8,314
GBP/GBP	954	700	GBP	700	GBP
USD/USD	7,269	10,700	USD	10,700	USD
JPY/JPY	91	15,000	JPY	15,000	JPY
Floating to fixed	3,282
USD/USD	551	811	USD	811	USD
MXN/MXN	3	47	MXN	47	MXN
CZK/CZK	1,098	29,241	CZK	29,241	CZK
GBP/GBP	1,630	1,195	GBP	1,195	GBP

Floating to floating	2,045
GBP/GBP	2,045	1,500	GBP	1,500	GBP

Exchange rate swaps	15,762

Fixed to fixed	2,683
EUR/CLP	183	176	EUR	134,106	CLP
USD/EUR	2,500	2,357	USD	2,500	EUR
Fixed to floating	336
EUR/CLP	17	16	EUR	12,217	CLP
USD/EUR	224	200	USD	224	EUR
JPY/EUR	95	15,000	JPY	95	EUR
Floating to fixed	1,125
EUR/BRL	111	112	EUR	288	BRL
EUR/MAD	88	90	EUR	1,000	MAD
USD/ARS	776	1,167	USD	3,598	ARS
USD/COP	116	149	USD	344,580	COP
USD/MXN	4	5	USD	58	MXN
USD/PEN	30	40	USD	132	PEN
Floating to floating	11,618
EUR/CLP	15	14	EUR	10,646	CLP
EUR/CZK	1,289	1,150	EUR	34,321	CZK
EUR/GBP	4,084	4,460	EUR	2,995	GBP
EUR/USD	351	423	EUR	516	USD
USD/EUR	5,692	7,233	USD	5,692	EUR
USD/MXN	9	14	USD	152	MXN
JPY/EUR	178	30,000	JPY	178	EUR

Forwards	8,467

ARS/USD	81	385	ARS	119	USD
EUR/CZK	1,487	1,480	EUR	39,592	CZK
EUR/GBP	38	40	EUR	28	GBP
EUR/USD	1,319	1,356	EUR	1,941	USD
GBP/EUR	3,825	2,743	GBP	3,825	EUR
PEN/USD	10	47	PEN	15	USD
USD/BRL	74	106	USD	193	BRL
USD/COP	255	3,729	USD	755,732	COP
USD/EUR	755	1,105	USD	755	EUR
USD/MXN	447	650	USD	7,147	MXN
USD/PEN	7	10	USD	30	PEN
GBP/USD	46	34	GBP	67	USD
COP/USD	19	58,709	COP	29	USD
MXN/USD	104	1,665	MXN	153	USD

Subtotal	61,258

Notional amounts of structured products with options	EUR	Notional
Interest rate options	14,694

Caps & Floors	13,154
External counterparties
US DOLLAR	900	1,325	USD
EURO CURRENCY	9,732	9,732	EUR
GBP CURRENCY	2,522	1,850	GBP

Swaptions	1,540
EURO CURRENCY	1,540	1,540	EUR

Currency options	2,137

External counterparties
USD/EUR	2,273	3,346	USD
USD/BRL	(136)	(200)	USD

Subtotal	16,831

TOTAL	78,089

The detail of the portfolio by type of derivative at December 31, 2006 is as follows:

	Millions of euros
	2006
	Value in	Telefónica receives		Telefónica pays
Type of risk	euros	Amount	Currency	Amount	Currency
Euro interest rate swaps	24,997

Fixed to floating	11,135	11,135	EUR	11,135	EUR
Floating to fixed	13,412	13,412	EUR	13,412	EUR
Floating to floating	450	450	EUR	450	EUR

Foreign currency interest rate swap	11,125

Fixed to floating	7,503
GBP/GBP	745	500	GBP	500	GBP
USD/USD	6,758	8,900	USD	8,900	USD
Floating to fixed	3,622
USD/USD	661	871	USD	871	USD
MXN/MXN	56	803	MXN	803	MXN
CZK/CZK	976	26,841	CZK	26,841	CZK
GBP/GBP	1,929	1,295	GBP	1,295	GBP

Exchange rate swaps	12,247

Fixed to fixed	2,822
USD/EUR	2,560	2,433	USD	2,560	EUR
EUR/CLP	262	243	EUR	183,405	CLP
Fixed to floating	241
EUR/CLP	17	16	EUR	12,217	CLP
USD/EUR	224	200	USD	224	EUR
Floating to fixed	1,234
EUR/BRL	102	103	EUR	288	BRL
EUR/MAD	90	90	EUR	1,000	MAD
USD/ARS	653	860	USD	2,634	ARS
USD/COP	263	330	USD	776,005	COP
USD/MXN	11	15	USD	153	MXN
USD/PEN	115	146	USD	483	PEN
Floating to floating	7,950
EUR/CLP	15	14	EUR	10,646	CLP
EUR/CZK	1,248	1,150	EUR	34,321	CZK
EUR/GBP	1,408	1,373	EUR	945	GBP
EUR/USD	540	587	EUR	711	USD
USD/EUR	4,664	5,830	USD	4,664	EUR
USD/MXN	75	105	USD	1,070	MXN

Forwards	6,335

EUR/USD	735	750	EUR	968	USD
USD/EUR	382	500	USD	382	EUR
EUR/CZK	601	589	EUR	16,522	CZK
EUR/GBP	1,689	1,676	EUR	1,134	GBP
GBP/EUR	1,975	1,333	GBP	1,975	EUR
USD/ARS	128	165	USD	516	ARS
ARS/USD	53	215	ARS	70	USD
USD/BRL	73	94	USD	206	BRL
BRL/USD	72	206	BRL	94	USD
USD/PEN	11	15	USD	48	PEN
PEN/USD	96	402	PEN	126	USD
USD/COP	93	119	USD	273,033	COP
USD/MXN	427	557	USD	6,114	MXN

Subtotal	54,704

Notional amounts of structured products with options	EUR	Notional
Interest rate options	12,846

Caps & Floors	12,767
External counterparties
US DOLLAR	1,006	1,325	USD
EURO CURRENCY	11,239	11,239	EUR
GBP CURRENCY	522	350	GBP

Swaptions	79
EURO CURRENCY	79	79	EUR

Currency options	528

External counterparties
USD/EUR	398	525	USD
USD/ARS	130	171	USD

Subtotal	13,374

TOTAL	68,078

The detail by average maturity is as follows:

	2007
		Up to	From 1	From 3	Over
Hedged underlying item	Amount	1 year	to 3 years	to 5 years	5 years
Loans	21,819	10,394	4,428	4,757	2,240

In national currency	13,588	6,157	3,677	3,110	644
In foreign currencies	8,231	4,237	751	1,647	1,596

Debentures and MTN bonds	34,464	4,238	7,921	8,635	13,670

In national currency	11,082	4,238	3,143	3,584	117
In foreign currencies	23,382	—	4,778	5,051	13,553

Liabilities	21,806	12,980	658	4,389	3,779

Swaps	9,702	2,594	658	4,525	1,925
Currency options	1,540	1,540	—	—	—
Interest rate options	2,137	419	—	(136)	1,854
Forward	8,427	8,427	—	—	—

Total	78,089	27,612	13,007	17,781	19,689

The hedged debentures and bonds relate to those issued by both Telefónica, S.A. and by Telefónica Europe, B.V.

The fair value of Telefónica, S.A.’s derivatives portfolio at December 31, 2007, was equivalent to a liability of 827 million euros (923 million euros at December 31, 2006). The detail by type of derivative is as follows:

	Millions of euros
	2007	2006
Interest rate hedge (asset)	(402)	(254)
Exchange rate hedge (liability)	794	958
Interest and exchange rate hedge (liability)	435	219

Total liability	827	923

(14)	TAX MATTERS

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. A total of 39 companies comprised the consolidated tax group in 2007.

On November 28, 2006, the Spanish Corporate Income Tax Law was amended to reduce the tax rate at that time (35%) to 32.5% for all years beginning on or after January 1, 2007 and to 30% for all years beginning on or after January 1, 2008.

This amendment reduces the tax on Spanish companies’ profits, but also means less can be claimed back on tax loss carried forwards from previous years capitalized on the balance sheet.

Based on estimates of the taxable profit and the carrying value of deferred tax assets and liabilities on the balance sheet, the company quantified the impact of this change on the 2006 financial statements, recording a 58 million euro expense under “Corporate income tax.” Due to the changes in estimates made as a result of operations during the year, an additional charge of 39 million euros was recorded in 2007.

14.1	Deferred tax assets and liabilities

The balance at December 31, 2007 and 2006 and movement in these headings is the following:

	Millions of euros
	Deferred		Inter-company
	tax assets	Deferred tax liabilities	deferred tax liabilities
	Long-term	Long-term	Long-term
Balance at December 31, 2005	55	—	43

Reversal	(135)	—
Arising in the year	208	202	1
Merger with Telefónica Móviles, S.A.	459	—	1
Impact of change in corporate income tax rate	(47)	(29)	(6)

Balance at December 31, 2006	540	173	39

Reversal	(31)	—	—

Arising in the year	164	162	2

Impact of change in corporate income tax rate	(47)	(12)	—

Balance at December 31, 2007	626	323	41

Telefónica’s deferred tax assets relate mainly to accounting provisions recorded for investments in companies with negative underlying book values.

The other inter-company timing differences relate to the effects of consolidated taxation.

14.2	Tax payables and tax receivables

The balances of these headings at December 31, 2007 and 2006 are as follows:

	Millions of euros
	Balance at	Balance at
	12/31/07	12/31/06
Taxes payable:
Long-term tax payables:	364	212
Deferred tax liabilities	364	212
Short-term tax payables:	27	27
Personal income tax withholdings	4	3
Withholding on investment income, VAT and other	22	23
Accrued social security taxes	1	1

	391	239

Tax receivables:
Long-term tax receivables: (Note 7)	2,116	3,166
Deferred tax assets	626	540
Tax loss carryforwards	99	1,272
Deductions and other (Note 14.3)	1,391	1,354
Short-term tax receivables:	327	63
Tax loss carryforwards	283	—
Withholdings	22	12
VAT and Canary Islands general indirect tax refundable	22	51

	2,443	3,229

At December 31, 2007 the tax Group had tax loss carryforwards pending application amounting to 3,382 million euros. Of this total, 187 million euros were generated in 2003 and 3,195 million euros in 2002. These losses must be applied within 15 years. The balance at December 31, 2007 includes tax credits carryforwards amounting to 382 million euros corresponding to tax losses of 1,245 million euros that have yet to be offset.

Unused tax loss carryforwards relate mainly to a negative adjustment made to the taxable base for corporate income tax on Telefónica Móviles, S.A. (now Telefónica, S.A.) in 2002 as a result of the transfer of certain holdings acquired in previous years where the market value differed from the book value at which they were recognized.

14.3	Reconciliation of book profit to taxable income and calculation of corporate income tax charge and the net tax refundable.

The calculation of the corporate income tax charge and the net tax refundable for 2007 and 2006 is based on the following.

	Millions of euros
	2007	2006
Book profit before taxes	5,178	7,001
Permanent differences	(9,728)	(7,165)
Timing differences
Arising in the year	480	79
Arising in prior years	(566)	(386)
Tax base	(4,636)	(471)
Gross tax payable	(1,507)	(165)
Tax credits capitalized	(35)	(1,282)
Corporate income tax refundable	(1,542)	(1,447)
Timing differences	28	107
Corporate income tax accrued in Spain	(1,514)	(1,340)
Foreign taxes	33	10
Impact of change in tax rate	39	58
Adjustments to prior year’s corporate income tax expense	—	(11)
Corporate income tax	(1,442)	(1,283)

The permanent differences relate mainly to changes in investment writedown provisions recorded by the tax group companies included in the consolidated corporate income tax return, to dividends received from tax group companies or foreign companies taxed at source and to the writedown provisions related to dividends paid by subsidiaries up to the amount of the dividend recorded as non-deductible income at Telefónica, S.A. and to non-deductible provisions.

In 2007, the Company recognized a tax benefit arising from the recognition of a higher tax loss carryforward amounting to 2,812 million euros generated on the disposal of the stake in Endemol Investment Holding, B.V. (see Note 7.1b) as a difference between the tax and book value of the Endemol shares at the time of disposal. The benefit recognized in “Corporate income tax” amounts to 914 million euros, presented in the table above under “Permanent differences.”

Also included under “Permanent differences” is the accounting gain on this disposal of 1,776 million euros (see Note 7.1.b).

In 2007, the Company capitalized 35 million euros of tax credits, mainly for double taxation. The cumulative amount relates mainly to tax credits in connection with export activity tax credits and tax credits related to the reinvestment of capital gains. In 2006, the deduction for reinvestment arising from the capital gain on the sale of the stake in Telefónica Publicidad e Información, S.A. (see Note 16.6) was 359 million euros, equivalent to 20% of the income subject to tax (1,793 million euros), from which the reversal was made in accordance with legislation through holdings acquired in 2005.

Taxes incurred abroad relate mainly to corporate income tax for the Company’s permanent establishment in Argentina and tax withholdings abroad.

14.4
On June 27, 2006, tax audits commenced at several companies included in tax group 24/90, of which Telefónica, S.A. is the parent company. The taxes subject to review are corporate income tax (for the years 2001 to 2004), VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax (2002 to 2004). The inspections are not yet complete, but it is considered unlikely that the current actions of the tax authorities will give rise to significant additional liabilities.

In addition, the Company does not expect that any additional significant liabilities will arise from the other years open to inspection.

As a result of the tax inspection under way, Telefónica, S.A has open all tax years subsequent to 2002 for inspection of applicable taxes (except corporate income tax for 2001), as well as those for the last five years for all applicable taxes of its permanent establishment in Argentina.

Meanwhile, the courts have yet to rule on the appeal filed in relation to the assessments arising from the inspection of corporate income tax for the years 1998 to 2000. These assessments, which were signed in disagreement in October 2004 and July 2005, gave rise to settlement agreements and imposed fines on Telefónica, S.A. The total amount appealed is 140 million euros.

In April 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice. The company also requested that the execution of the appealed settlements and penalties be suspended by providing the appropriate guarantees. On July 26, 2007 the lawsuit was formalized, with Telefónica, S.A. providing expert testimonies supporting its allegations. In December, the parties submitted the evidence on which their cases were based.

In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of it stake in Lycos Inc. in 2004, the Company began procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than the book value at which they were recorded, in conformity with Article 159 of the Spanish Corporation Law. However, no accounting adjustments have been recorded until the Company receives a definitive ruling on this procedure.

(15)	OTHER NON-TRADE PAYABLES

This heading consists of compensation payable and other payables relating mainly to the construction of the Telefónica Group’s headquarters (see Note 6). It also includes provisions for commitments assumed that are due to be settled within the next 12 months.

(16)	REVENUES AND EXPENSES
16.1	Operating revenue

In November 1990 Telefónica and Telefónica Argentina, S.A. entered into a management agreement which regulates the consultancy and advisory services provided by Telefónica and the price of such services. Revenues received for this concept in 2007 and 2006 totaled 15 million euros and 20 million euros, respectively, and are recorded under “Net sales to Group companies.”

Operating revenues also include income from property leases amounting to 31 million euros (9 million euros in 2006), mainly from the lease of office space in District C to several Telefónica Group companies (see Note 6).

“Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion. The amount mainly includes billings to Telefónica Móviles España, S.A.U. for 34 million euros (38 million euros in 2006) and to Telefónica de España, S.A.U. for 32 million euros (37 million euros in 2006).

16.2	Personnel expenses and employee benefits

The detail of “Personnel expenses” is as follows:

Concept	2007	2006
Wages and salaries	128	126
Pension plans (Note 4.g)	10	50
Social security costs, et al	18	21

Total	156	197

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this Plan are as follows:

•
Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.
This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2007 and 2006, 795 and 782 employees, respectively, have signed up for the plan. The cost for the Company amounted to 2.87 million euros and 2.70 million euros in 2007 and 2006, respectively.

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the Plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 6 million euros in 2007 (6 million euros in 2006). In 2006, it also recorded an expense of 39 million euros for extraordinary contributions. No provision was made for this plan as the funds are held in external funds.

Compensation systems linked to the share price
a)	Telefónica S.A. share plan: “Performance Share Plan”

At the Shareholders’ Meeting of Telefónica S.A. on June 21, 2006, shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable remuneration.

The Plan is initially intended to last seven years. It is divided into five cycles or phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered, if targets are met, from July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares earned delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:
•	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

•
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average there will be no delivery.

The maximum number of shares assigned to Telefónica, S.A. senior executives in 2007 was 1,102,711 (1,275,552 shares in 2006). The average remaining vesting period on these shares at December 31, 2007, was two years.

When each phase matures, it is Telefónica, S.A. that is responsible for delivering the appropriate number of shares, determined as described above, to all the senior managers of Telefónica Group taking part in the plan. The share of the costs attributable to other Group companies, which employ the executives in the plan, will be recovered from these companies.

The Company therefore recorded a 4.7 million euro provision against personnel expenses in 2007 (1.6 million in 2006 for the period between the launch of the plan and year end).

To ensure the company had enough shares to meet its obligations at the end of the phase begun in 2006, Telefónica bought an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a number of shares determined using the same measure of success as the Plan, i.e. an instrument that mirrors the features of the plan. The cost of this instrument was 46 million euros (see Note 7.7), which in unit terms is 6.43 euros for each maximum number of shares for the Telefónica Group companies included in the plan. This value is consistent with the estimate of the cost of the phase begun in July 2006.

b)	Terra Networks, S.A. (now Telefónica, S.A.) share option plan

The Terra Networks, S.A. share option plan was approved at the Shareholders’ Meeting on October 1, 1999 and implemented by Board of Directors’ resolutions adopted on October 18, 1999 and December 1, 1999.

The plan provides, through the exercise of the share options by their holders, for the ownership by the employees and executives of the Terra-Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares of Terra Networks, S.A.

As a result of the Telefónica, S.A. and Terra Networks, S.A. merger approved at the General Shareholders’ meeting held on May 31, 2005 and recorded in the Madrid Mercantile Register on July 16, 2005, Telefónica, S.A. took over responsibility for Terra Networks, S.A.’s outstanding share option plans.

Consequently, the options on Terra Networks, S.A. shares were automatically converted into options on Telefónica, S.A. shares at the exchange ratio used in the merger.

At December 31, 2007 all options outstanding were cancelled.

The movements in 2007 and 2006 are as follows:

	Number of	Average strike
	options	price
Options outstanding at December 31, 2005	117,900	28.28
Options granted	13,278	22.70
Options expired/cancelled	(78,067)	31.12
Options outstanding at December 31, 2006	53,111	22.70
Options granted	—	—
Options expired/cancelled	(53,111)	22.70
Options outstanding at December 31, 2007	—	—
c)	Share option plan of Terra Networks, S.A. (now of Telefónica, S.A.) resulting from the assumption of Lycos, Inc.’s share option plan

Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.

On June 8, 2000, a resolution was passed at the Shareholders’ Meeting of Terra Networks, S.A. to take over Lycos, Inc.’s share option plan.

At the time of the sale of all the shares in Lycos, Inc in 2004, it was agreed that Terra Networks, S.A. would remain responsible for the obligations arising from share options on Terra Networks, S.A. shares to beneficiaries of Lycos, Inc. although Lycos, Inc. could carry out, on behalf of and at the expense of Terra Networks, S.A. whatever actions were necessary or convenient in relation to the exercise of the options by the beneficiaries.

After the merger of Terra Networks, S.A. into Telefónica, S.A., these options became options on Telefónica, S.A. shares.

At December 31, 2007, employees of Lycos, Inc. had been assigned options on 93,269 shares, at a post-merger weighted average strike price of 68.18 USD.

The movements in 2007 and 2006 are as follows:

		Average
	Number of	exercise price	Average share
	options	(USD)	price (USD)
Options outstanding at December 31, 2005	527,425	59.57
Options exercised	(124,974)	14.37	15.68
Options expired/cancelled	(287,204)	76.15
Options outstanding at December 31, 2006	115,247	67.26
Options exercised	—	—
Options expired/cancelled	(21,978)	63.38
Options outstanding at December 31, 2007	93,269	68.18
The detail of options outstanding at December 31, 2007 is as follows:

			Average
			Remaining
	Number	Average	term to
	of options	exercise price	maturity
Range of strike prices (USD)	outstanding	(USD)	(years)
54.90 - 68.90	72,682	58.25	2.30
74.65 - 136.13	20,587	103.22	1.74
Options outstanding at December 31, 2007	93,269	68.18	2.17
16.3	Average number of employees

Category	2007	2006
University graduates and other line personnel	631	722
Junior college graduates and technicians (draftsmen)	6	5
Supervisors, data processing and other assistants	174	189

Total	811	916

The total number of employees at December 31, 2007 was 797 (792 at December 31, 2006). The number of employees from Telefónica Móviles, S.A. who joined the Company in 2006 was 91.

The breakdown of average staff in 2007 by sex showed 425 women and 386 men, with 423 women and 374 men at December 31, 2007 (412 and 380, respectively at December 31, 2006). The breakdown by sex and category at December 31, 2007 is as follows:

Category	Women	Men	Total
University graduates and other line personnel	262	358	620
Junior college graduates and technicians (draftsmen)	4	2	6
Supervisors, data processing and other assistants	157	14	171

Total	423	374	797

16.4	Other finance costs for debt and similar expenses and revenues from other equity investments and loans

The detail of these headings is as follows:

	2007	2006
Issues	131	135
Euro loans and credits	1,667	1,313
Foreign currency loans and credits	1,328	1,275

Total finance costs on debt and similar expenses	3,126	2,723

Interest on loans to subsidiaries and associated companies (Note 16.8)	1,002	1,033
On long-term investments in other companies	156	88
Revenues from financial derivatives	7	10

Total revenues from other equity investments and loans	1,165	1,131

2,585 million euros and 2,149 million euros of the expenses related to interest on debts to Group companies in 2007 and 2006, respectively (see Note 16.8).

16.5	Exchange rate differences

The detail of exchange losses charged against income was as follows:

	2007	2006
Amortization of loans maturing in the year	9	57
Current operations and derivatives	1,184	974

Total	1,193	1,031

The detail of exchange gains taken to income is as follows:

	2007	2006
Amortization of loans maturing in the year	57	39
Current operations and derivatives	1,914	996

Total	1,971	1,035

The change in exchange gains and exchange losses in 2007 with respect to 2006 was due mainly to fluctuations in the US dollar/euro exchange rate (the dollar lost 10.54% in 2007 and 10.43% in 2006) and in the pound sterling/euro exchange (the euro appreciated 8.43% after depreciating 2.06% in 2006), which was offset by the effect of hedges arranged for this purpose.

16.6	Extraordinary income

This heading in the income statement relates to non-recurring revenues obtained by the Company during the year. The detail is as follows:

	2007	2006
Gains on disposal of assets	1,785	1,872
Gains on transactions with treasury shares (see Note 9.a)	23	48
Reversal of provisions for negative book value of investees	—	70
Reversal of provisions for treasury shares charged against income (see Note 9.a)	—	38
Other extraordinary income	1	44

Total	1,809	2,072

“Gains on disposal of assets” in 2007 mainly includes the gain on the sale of 99.7% of Endemol Investment Holding, B.V. amounting to 1,776 million euros (see Note 7.1.b).

In 2006, this heading mainly included the 1,834 million euro gain on the disposal of Telefónica Publicidad e Información, S.A. (see Note 7.1.b), and the 10 million euro gain on the sale of 590,656 Sogecable, S.A. shares (see Note 7.1.b). It also included the 7 million euro gain on the disposal of property, plant and equipment (see Note 6).

In 2006, 70 million euros was reversed from provisions for liabilities and charges in respect of the negative book value on Group investee companies (see Note 7.3).

16.7	Extraordinary expenses

The detail of extraordinary expenses was as follows:

	2007	2006
Provisions for negative book value of investees	440	—
Losses on disposal of fixed assets	4	2
Losses on transactions with own shares (see Note 9)	—	1
Other extraordinary expenses	36	5

Total	480	8

In 2007, a credit for 440 million euros was allocated to “Provisions for liabilities and charges” in respect of the negative book value on Group investee companies (see Note 7.3).

16.8	Transactions with Group companies

Telefónica’s main transactions with Group companies in 2007 and 2006 are as follows:

	2007	2006
Dividends received	15,099	6,678
Accrued interest	1,002	1,033
Financial expenses (Note 16.4)	2,585	2,149
Acquisitions of goods and services from Telefónica Group companies	69	80

On December 20, 2007, Telefónica O2 Europe Plc (formerly O2 Plc) paid Telefónica, S.A. a dividend in kind entailing the transfer of 100% of the shares it held of O2 Europe Ltd., valued at 8,500 million euros (see Note 7.1.a). On the same date, Telefónica O2 Europe Plc resolved to pay Telefónica, S.A. an interim dividend charged against 2007 for 2,000 million pounds sterling (equivalent to 2,772 million euros) to be paid in the first quarter of 2008.

Dividends received in 2007 include the following: 1,363 million euros from Telefónica de España, S.A.U. (1,369 million euros in 2006), Telefónica Móviles España for 1,625 million euros (1,781 million euros in 2006), Telefónica O2 Czech Republic, a.s. for 397 million euros (354 million euros in 2006) and Latin America Cellular Holdings, B.V. for 403 million euros. In 2006, 2,988 million euros of dividends were received from Telefónica Internacional, S.A. and 183 million euros from Telcel, C.A.

Accrued interest in 2007 on financing granted to Group companies (see Note 7.6) included 293 million euros (336 million euros in 2006) on loans to Telefónica de España, S.A.U., 266 million euros (251 million euros in 2006) on loans to Telefónica Móviles México, S.A. de C.V., 220 million euros (223 million euros in 2006) on loans to Telefónica Móviles España, S.A.U. and 91 million euros (90 million euros in 2006) on the loans granted to Telefónica de Contenidos, S.A.U.

Total financial expenses in 2007 on financing received from Group companies (see Note 12) included 890 million euros to Telefónica Europe, B.V. (1,131 million euros in 2006), 773 million euros to Telefónica Emisiones, S.A. (409 million euros in 2006), 696 million euros to Telefónica Finanzas, S.A.U. (432 million euros in 2006) and 161 million euros to Telefónica Móviles España, S.A.U. (119 million euros in 2006).

16.9	Revenue from equity investments in associated companies

“Revenue from equity investments in associated companies” mainly relate to dividends received from the Telefónica, S.A.’s investment in Portugal Telecom, which amounted to 207 million euros in 2007 (47 million euros in 2006), of which 160 million euros correspond to shares of PT Multimedia, S.G.P.S., S.A. received as a dividend in kind (see Note 7.1.a).

(17)	OTHER INFORMATION
a)	Financial guarantees

At December 31, 2007 Telefónica, S.A. had provided guarantees for its subsidiaries and investees to secure their transactions with third parties (see Note 12.1) amounting to 31,973 million euros (33,722 million euros at December 31, 2006).

The main guarantees provided are for:
•
Telefónica Emisiones, S.A.U., with an outstanding nominal value equivalent to 15,795 million euros, for outstanding bonds and debentures, of which the equivalent of 3,792 million euros was issued in 2007.

•
Telefónica Europe, B.V., with an outstanding nominal value of 4,729 million euros for bonds and debentures (30,000 million yen equivalent to 182 million euros issued in 2007) and 4,221 million pounds sterling (equivalent to 5,755 million euros) for the outstanding balance on the syndicated loan arranged by Telefónica Europe, B.V. to finance the acquisition of O2 shares.

•	The preferred shares issued by Telefónica Finanzas USA, LLC in December 2002 totaling 2,000 million euros.

•	Telefónica Finanzas, S.A. related to financing from the European Investment Bank, which at December 31, 2007 amounted to the equivalent of 1,305 million euros.

•	The peso bonds issued by Telefónica Finanzas México, S.A. de C.V., with an outstanding balance of 11,500 million Mexican pesos (equivalent to 719 million euros at the 2007 year-end exchange rate).
No significant losses are expected to arise for the Company in connection with these commitments.
b)	Litigation

Telefónica, S.A. and its group companies are party to several lawsuits that are currently before the courts and the arbitration bodies of the various countries in which the Telefónica group is present.

Based on the reports of the Company’s legal counsel, it is reasonable to assume that this litigation will not significantly affect the financial position or solvency of Telefónica, S.A., even in the event the company should lose. We highlight the following unresolved cases:

1)	Procedures deriving from bankruptcy proceeding of Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).

Sintel, a former subsidiary of Telefónica, was declared bankrupt in 2001. As a result of the voluntary bankruptcy proceeding heard by Madrid Court of First Instance no. 42 (case 417/2001), two criminal proceedings commenced which affect Telefónica.

“Abbreviated” proceeding no. 273/2001 being heard before Central Examining Court no. 1, in relation to which, on September 24, 2002, Telefónica, S.A. and Telefónica de España, S.A. filed a civil suit for damages against the directors of Sintel and of Mastec Internacional, S.A.

Preliminary proceeding no. 362/2002, before Central Examining Court no. 1 for a possible offence of extortion. This proceeding was subsequently assimilated to the preliminary proceedings in case no. 273/2001 above.

The two proceedings were combined, in April 2004, the motion filed by counsel for Telefónica, S.A. to have the case dismissed was rejected and it was ruled that the preliminary proceedings should continue. So far no liability has been established and the plaintiffs’ claim in this regard has been explicitly dismissed.

In its judgment of December 12, 2007, Examining Court no. 1 changed into an “Abbreviated” proceeding the suit for bankruptcy due to criminal negligence and against the Spanish Treasury, charging those responsible, managers and directors of Sintel, S.A. long after the sale of the company by Telefónica.

2)	Contentious proceedings in connection with the takeover bid for Terra Networks, S.A. and its subsequent merger with Telefónica

Proceedings derived from the takeover bid

•
On May 29, 2003, certain Terra Networks, S.A. shareholders filed two class actions with the Supreme Court of New York State against Telefónica, Terra Networks, S.A. and certain directors of Terra Networks, S.A.

Both actions alleged mainly that the takeover bid by Telefónica was the result of non-compliance with the fiduciary commitments of this company, and of the Board of Directors of Terra Networks, S.A. Since the actions were brought, both have remained virtually inactive.

•
The World Association of Shareholders of Terra Networks, S.A. (ACCTER) filed an appeal for judicial review No. 6/461/03 at the National Appellate Court -Telefónica appears as an intervening non-party- against the ruling of June 19, 2003 by the Spanish National Securities Market Commission (CNMV) authorizing the takeover offer by Telefónica, S.A. for Terra Networks.

The appeal was rejected by the National Appellate Court via ruling issued January 27, 2006, against which ACCTER filed an administrative appeal. The Third Section of the Supreme Court has yet to rule on the admissibility of this appeal.

Proceedings derived from the merger

•	On June 30, 2005, ACCTER and its President, on his own account, filed a complaint contesting the merger resolution adopted at the Shareholders’ Meeting of Terra Networks, S.A. of June 2, 2005.

The Court of First Instance rejected the claim and the plaintiffs filed an appeal which has yet to be resolved.

•
On September 26, 2006, Telefónica and one of its directors were notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract by Telefónica with the shareholders of Terra in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. The court date has been set for July 19, 2008.

3)	Claim at the ICSID

As a result of the enactment by the Argentine government of Public Emergency and Exchange Rules Reform Law 25561, of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine government, were affected appreciably, since the Law renders ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso (ARS 1) to one US dollar (US$1).

Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On July 6, 2004, the first hearing at the ICSID took place in Washington and a 90-day stay was ordered in an attempt to reach a settlement. Following the expiration of the stay without any settlement having been achieved, on December 6, 2004, Telefónica filed the “memorial” or claim with the ICSID together with the initial supporting testimonies. The Court is currently considering a plea filed by the Argentine government alleging that the matter is outside the jurisdiction of the arbitration court.

On February 15, 2006, Telefónica Argentina signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract approved by Royal Decree-Law 2332/90 pursuant to the provisions of Article 9º of Law 25,561.

Among other issues, this memorandum of understanding envisaged the suspension by Telefónica de Argentina, S.A. and Telefónica, S.A., for a period of 210 working days, of proceedings for all claims, appeals and demands planned or underway, with the administrative, arbitrational or legal courts of Argentina or abroad, which were based on events or measures taken as a result of the emergency situation established by Law Nº 25,561 with regard the Transfer Agreement and the license granted to the Company. The suspension came into force on October 6, 2006.

This preliminary agreement could put an end to the litigation.

As the initial stay expired, Telefónica requested a six-month extension starting October 5, 2007 which the Argentina government did not oppose. The courts agreed to extend the stay.

4)	Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España, S.A.U.’s broadband pricing policy.

On February 22, 2006, Telefónica S.A. was sent a statement of objections, initiating disciplinary proceedings for conduct that goes against Article 82 of EC Treaty rules. Subsequently, on July 9, 2007, the European Commission issued a decision, imposing a 152 million euro fine on Telefónica and Telefónica de España, S.A.U. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006. Telefónica de España and Telefónica both filed appeals to overturn the decision before the Court of First Instance of the European Communities. The Kingdom of Spain also lodged an appeal to overturn the decision.

5)
Appeal for judicial review against the ruling of the Central Economic-Administrative Tribunal dated February 15, 2007 rejecting several economic-administrative claims filed by Telefónica against assessments from the National Inspection Office of the Spanish Treasury related to consolidated taxes in 1998, 1999 and 2000 (see Note 14).

c)	Commitments
Agreements with Portugal Telecom (Brazil).

On January 23, 2001, Telefónica, S.A. and its subsidiary Telefónica Móviles, S.A. (merged with Telefónica, S.A. in 2006, see Note 1), and Portugal Telecom S.G.P.S., S.A. and its subsidiary PT Móveis, S.G.P.S., S.A. agreed to combine all their wireless telephony businesses in Brazil. They therefore undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. In addition, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulations and bylaws.

On October 17, 2002, Telefónica Móviles, S.A., and Portugal Telecom S.G.P.S., S.A. and its subsidiary PT Móveis S.G.P.S., S.A. entered into the definitive agreements (Shareholders’ Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.

In accordance with the aforementioned definitive agreements, Telefónica, S.A. and the Portugal Telecom group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, Brasilcel N.V.’s governing bodies would deliberate with a simple majority. As for the quorum required to hold the Shareholders’ Meeting, attendance by shareholders representing the majority of share capital would suffice.

Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom S.G.P.S., S.A., at PT Móveis S.G.P.S., S.A or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.
d)	Directors’ compensation and other benefits
The compensation of Telefónica, S.A.’s directors is governed by Article 28 of the bylaws, which states that the compensation paid by the Company to its directors shall be determined at the General Shareholders’ Meeting and shall remain in force until a resolution is adopted at the Shareholders’ Meeting to amend it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and distributing it among the directors. On April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Directors’ advisory or control committees.
Therefore, the compensation of Telefónica’s directors in their capacity as members of the Board of Directors and/or of the Standing Committee and the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. It should be noted that a resolution has been adopted whereby from September 2007, executive directors will not receive the fixed amounts established for their membership of the Board of Directors and Standing Committee, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.
In 2007, the members of the Board of Directors of Telefónica, S.A. earned the following total compensation for discharging their duties as such: fixed payments of 3,704,333 euros and attendance fees of 211,250 euros for attending the Board of Director’s advisory committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 405,192 euros. In addition, the six Company directors who are members of the Catalonia, Andalusia and Valencia advisory committees received a total 73,750 euros in 2007.
In addition, in their capacity as company executives, the executive directors César Alierta Izuel, Julio Linares López, José María Álvarez-Pallete López, Peter Erskine (who stepped down from his executive duties on December 31, 2007) and Antonio Viana-Baptista (who stepped down from his executive duties on January 31, 2008) received: 12,368,727 euros in salaries and variable compensation; 33,018 euros in contributions made to Company-sponsored pension plans and 126,302 euros of compensation in kind, which included other insurances (general medical and dental insurance), as well as life insurance premiums.

In addition, it should be noted that Peter Erskine received the following amounts: (i) 615,283 euros as periodic payment in cash relating to the commitments previously acquired by O2 plc in connection with his pension plan, this item set forth in the Document containing the Tender offer, (ii) 3,838,077 euros under the 2005 O2 Share Plan, which was likewise set forth in the Document containing the Tender offer, and (iii) in accordance with the conditions of O2 acquisition, 24,331,831 euros for stepping down from his executive duties, broken down as follows: variable compensation for 2007, a payment for the advance notice clause in his employment contract, a payment for his employment commitment in accordance with the terms of the Framework Agreement signed in relation to the takeover bid for O2 plc shares and the payment of the obligations acquired at the time by O2 plc regarding pension plans, this concept was included likewise in the takeover document. The bulk of this last payment was made in 2007, with the remainder paid in January 2008.
In order to make this information more transparent and easier to understand, the following table present the detail by concept, remuneration and benefits (in euros) paid to Telefónica directors in 2007:

			Board Committees
	Board of	Standing	Fixed	Attendance
Director	Directors	Committee	compensation	fees	TOTAL
Chairman
César Alierta Izuel	290,000	96,667	0	0	386,667
Vice chairmen
Isidro Fainé Casas	241,667	96,667	0	0	338,334
Gregorio Villalabeitia Galarraga (1)	137,500	55,000	22,500	20,000	235,000
Vitalino Manuel Nafría Aznar	186,667	0	7,000	3,750	197,417
Members
Julio Linares López	95,000	63,333	8,667	7,500	174,500
José María Abril Pérez (2)	62,500	41,667	3,500	1,250	108,917
José Fernando de Almansa Moreno-Barreda	145,000	0	40,000	20,000	205,000
José María Álvarez-Pallete López	95,000	0	0	0	95,000
David Arculus	145,000	0	0	0	145,000
Maximino Carpio García (3)	145,000	96,667	40,833	26,250	308,750
Carlos Colomer Casellas	145,000	96,667	13,333	2,500	257,500
Peter Erskine	95,000	63,333	0	0	158,333
Alfonso Ferrari Herrero	145,000	0	60,333	26,250	231,583
Gonzalo Hinojosa Fernández de Angulo	145,000	0	73,667	35,000	253,667
Pablo Isla Álvarez de Tejera	145,000	0	50,500	17,500	213,000
Antonio Massanell Lavilla	145,000	0	47,000	23,750	215,750
Enrique Used Aznar (4)	145,000	0	60,333	27,500	232,833
Antonio Viana-Baptista	95,000	63,333	0	0	158,333

(1)	Gregorio Villalabeitia Galarraga was a director of Telefónica until July 25, 2007, being replaced as Vicechairman by Vitalino Nafría Aznar.

(2)	José María Abril Pérez was appointed direct of Telefónica on July 25, 2007.

(3)	Maximino Carpio García was a director of Telefónica until December 19, 2007.

(4)	Enrique Used Aznar was a director of Telefónica until December 19, 2007.

For a better understanding of the information provided above, the following table presents the amounts established for fixed compensation and attendance fees, where appropriate, of the Board of Directors, Standing and Advisory or Control Committees.
Board of Directors. Fixed payment for each director (euros):

Position	2007
Chairman	290,000
Vice chairmen	241,667
Directors:
Executives	95,000
Non-independent external directors	145,000
Independent external directors	145,000
Other external directors	145,000
Directors do not receive any attendance fees for attending Board and Standing Committee meetings.
Standing Committee. Fixed payment for each director forming part of the Standing Committee, by position (euros):

Position	2007
Chairman	96,667
Deputy Chairman	96,667
Members	96,667
Directors do not receive any attendance fees for attending Board and Standing Committee meetings.
Other Board committees.
Fixed payment for each director forming part of one of the Board committees, by position (euros):

Position	2007
Chairman	26,667
Members	13,333

Total fees paid to directors in 2007 for attending meetings of the advisory or control committees (euros):

Committee	2007
Audit and Control	Attendance fee per meeting: 1,250 Number of meetings paid: 11
Appointments, Compensation, and Good Governance	Attendance fee per meeting: 1,250 Number of meetings paid: 10
Human Resources, Reputation and Corporate Responsibility	Attendance fee per meeting: 1,250 Number of meetings paid: 4
Regulation	Attendance fee per meeting: 1,250 Number of meetings paid: 11
Service Quality and Customer Service	Attendance fee per meeting: 1,250 Number of meetings paid: 4
International Affairs	Attendance fee per meeting: 1,250 Number of meetings paid: 5
In addition, the total compensation paid to César Alierta Izuel, Julio Linares López, José María Álvarez-Pallete López, Peter Erskine and Antonio Viana-Baptista for discharging their executive duties by component (in euros) is as follows:

Component	2007
Salary (1)	5,688,154
Variable compensation (2)	6,680,573
Compensation in kind	126,302
Contributions to pension plans	33,018

(1)
It is stated for the record that in addition, Mr. Peter Erskine received the amount of 615,283 euros as periodic payment in cash relating to the commitments previously acquired by O2 plc. in connection with his pension plan, this item set forth in the Document containing the Tender offer.

(2)
In addition, it is stated, for the record, that Mr. Peter Erskine received the following amounts: (i) in accordance with the conditions of O2 acquisition, 24,331,831 euros for relinquishing his status as a Company executive under the terms indicated above, and (ii) 3,838,077 euros under the 2005 O2 Share Plan, which was likewise set forth in the Document containing the Tender offer.

In addition, related to the “Performance Share Plan” authorized at the General Shareholders’ Meeting of June 21, 2006 (see Note 20), the maximum number of shares corresponding to the first and second phases of the Plan will be given (on July 1, 2009 and July 1, 2010) to each of the executive directors of Telefónica, S.A. if all the terms established for such delivery are met, is as follows: César Alierta Izuel (129,183 shares in the first phase and 116,239 shares in the second); Julio Linares López (65,472 and 57,437 shares, respectively); José María Álvarez-Pallete López (62,354 and 53,204 shares, respectively); Antonio Viana-Baptista (62,354 and 53,204 shares, respectively). With respect to Peter Erskine (who was allocated 181,762 shares in the first phase and 151,863 shares in the second), he will receive, within the first three months of the year, the number of shares he is entitled to, if any, based on the period of each phase during which he was an executive of the Telefónica Group.
It should be noted that the non-executive directors do not receive and did not receive in 2007 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to the market share price.
In addition, the Company does not grant and did not grant in 2007 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.

Meanwhile, the four senior executives1 of the Company, excluding those that are also members of the Board of Directors, received a total for all items in 2007 of 4,813,277 euros.
In addition, the maximum number of shares corresponding to the first and second phases of the “Performance Share Plan” to be delivered to all the Company’s senior executives if all the established terms are met is 157,046 shares and 130,911 shares, respectively.
In addition, with respect to the Pension Plan for directors (see Note 16.2), the total amount of contributions made by the Telefónica Group in 2007 was 1,707,237 euros for executive directors and 786,2621 euros for directors who held positions of senior executives at the Company in 2007.
Finally, we would note that the senior executive contracts, including those of executive directors, generally include a severance clause entailing three years of salary plus another year based on years of service at the Company. The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.
e)
Detail of the equity investments in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors on their own behalf or on behalf of third parties

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 July 17, which amends Securities Market Law 24/1988 July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, details are given below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them:

[1]
For these purposes, Senior Executives are understood to be individuals who perform senior management functions in a company reporting directly to the management bodies, executive committees or CEOS, including the person in charge of the internal audit.

Percentage
of ownership
Director	Investee	Activity	%(1)	Position
David Arculus	Vodafone Group, Plc.	Telecommunications	< 0.01%	—
	British Sky Broadcasting Group, Plc.	Telecommunications	< 0.01%	—
	BT Group, Plc.	Telecommunications	< 0.01%	—
Isidro Fainé Casas	Abertis Infraestructuras, S.A.	Telecommunications	< 0.01%	Chairman
Antonio Viana-Baptista	PT Multimedia-Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A.	Internet	< 0.01%	—
	Portugal Telecom, S.G.P.S., S.A.	Telecommunications	< 0.01%	Director

(1)	If the holding is less than 0.01% of the share capital,“< 0.01%” is shown.
The table below, in accordance with the same Law, gives details of activities carried out, on their own account or on behalf of third parties, by the various members of the Company Board of Directors that are identical, similar or complementary to the corporate purpose of Telefónica, S.A.

Arrangement
		under which the		Position held
		activity is	Company through which the	or functions
Name	Activity	performed(2)	activity is performed	performed
César Alierta Izuel	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc. (3)	Director
	Telecommunications	On behalf of third parties	Telecom Italia, S.p.A.	Director
	Telecommunications	On behalf of third parties	China Netcom Group Corporation	Director
Isidro Fainé Casas	Telecommunications	On behalf of third parties	Abertis Infraestructuras, S.A.	Chairman

Arrangement
		under which the		Position held
		activity is	Company through which the	or functions
Name	Activity	performed(2)	activity is performed	performed
Julio Linares López	Telecommunications	On behalf of third parties	Telefónica de España, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica DataCorp, S.A.	Director
	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director
	Telecommunications	On behalf of third parties	Telefónica O2 Czech Republic, a.s	1st Vice Chairman of Supervisory Board
	Television, telecommunications and audiovisual production services	On behalf of third parties	Sogecable, S.A.	Director
	Telecommunications	On behalf of third parties	Telecom Italia, S.p.A.	Director

Arrangement
		under which the		Position held
		activity is	Company through which the	or functions
Name	Activity	performed(2)	activity is performed	performed
Fernando de Almansa Moreno-Barreda	Telecommunications	On behalf of third parties	Telefónica Internacional, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica del Perú, S.A.A.	Director
	Telecommunications	On behalf of third parties	Telefónica de Argentina, S.A.	Director
	Telecommunications	On behalf of third parties	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telecommunications	On behalf of third parties	Telefónica Móviles México, S.A. de C.V.	Director
José María Alvárez-Pallete López (7)	Telecommunications	On behalf of third parties	Telefónica Internacional, S.A.	Executive Chairman
	Telecommunications	On behalf of third parties	Telefónica Móviles España, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica de España, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica Datacorp, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc (4)	Director
	Telecommunications	On behalf of third parties	Telefónica de Argentina, S.A. (8)	Director/Vice Chairman
	Telecommunications	On behalf of third parties	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman
	Telecommunications	On behalf of third parties	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director
	Telecommunications	On behalf of third parties	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman
	Telecommunications	On behalf of third parties	Colombia Telecomunicaciones, S.A. ESP	Director

Arrangement
		under which the		Position held
		activity is	Company through which the	or functions
Name	Activity	performed(2)	activity is performed	performed
José María Alvárez-Pallete López (7)	Telecommunications	On behalf of third parties	Telefónica del Perú, S.A.A.	Acting Director
	Telecommunications	On behalf of third parties	China Netcom Group Corporation.	Director
	Telecommunications	On behalf of third parties	Brasilcel, N.V.	Chairman of Supervisory Board
	Telecommunications	On behalf of third parties	Telefónica Móviles Colombia, S.A.	Director
David Arculus	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director
Peter Erskine	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc. (5)	Executive Chairman
	Telecommunications	On behalf of third parties	Telefónica O2 Czech Republic, a.s. (9)	Chairman of Supervisory Board
Alfonso Ferrari Herrero	Telecommunications	On behalf of third parties	Compañía de Telecomunicaciones de Chile, S.A.	Director
	Telecommunications	On behalf of third parties	Telefónica de Perú, S.A.A.	Director
	Telecommunications	On behalf of third parties	Telefónica Móviles Chile, S.A.	Director

Arrangement
		under which the		Position held
		activity is	Company through which the	or functions
Name	Activity	performed(2)	activity is performed	performed
Antonio Viana Baptista	Telecommunications	On behalf of third parties	Portugal Telecom, S.G.P.S., S.A. (6)	Director
	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director

(2)	Only assigned when the activity is carried out through a third party and, accordingly, through a company.

(3)	On January 16, 2008, César Alierta Izuel stepped down from his post as director of Telefónica O2 Europe, Plc.

(4)	On January 16, 2008, José María Álvarez-Pallete López stepped down from his post as director of Telefónica O2 Europe, Plc.

(5)
On December 31, 2007, Peter Erskine stepped down from his post as director and executive chairman of Telefónica O2 Europe, Plc. Subsequently, on February 1, 2008, he was reappointed a director of the Company.

(6)	On January 31, 2008, Antonio Viana-Baptista stepped down from his post as director of Portugal Telecom, SGPS, S.A.

(7)	On February 12, 2008, José María Álvarez- Pallete López was appointed a director of Portugal Telecom, SGPS, S.A.

(8)	On February 21, 2008, José María Álvarez-Pallete López stepped down from his post as director of Telefónica de Argentina, S.A. and became acting director.

On the same date, Francisco Javier de Paz Mancho was appointed director Telefónica de Argentina, S.A.

(9)	On February 21, 2008, Peter Erskine stepped down from his post as member of the Supervisory Board of Telefónica O2 Czech Republic, a.s. and, therefore, his post as Chairman of this board.

On February 19, 2008 Francisco Javier de Paz Mancho was appointed director Telecomunicaçoes de Sao Paulo, S.A.
Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003 of July 17, it is stated that in the year to which these annual financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company’s business or that were not at arm’s length.
f)	Auditors’ fees
Fees paid to the various companies forming part of the Ernst & Young International Group, to which Ernst & Young, S.L. (the auditors of Telefónica, S.A.) belongs, totaled 4.3 million euros and 3.6 million euros in 2007 and 2006, respectively, as follows.

	Millions of euros
	2007	2006
Audit of financial statements	1.2	1.2
Other audit services	3.1	2.4
Non-audit work	0.0	0.0

TOTAL	4.3	3.6

g)	Environmental matters
As head of the Telefónica Group, Telefónica, S.A. engages in activities relating to the ownership of shares and the provision of financing and corporate advisory services to various Group companies. In view of the business activities in which the Company engages, it has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its equity, financial situation and results. Consequently, the 2007 annual financial statements do not include specific details regarding environmental issues.
(18)	EVENTS AFTER THE BALANCE SHEET DATE

Significant events affecting Telefónica taking place from December 31, 2007 to the date of preparation of these financial statements included:

EIB financing

On January 15, 2008 Telefónica Finanzas, S.A. paid off at maturity the balance on the 200 million euro loan taken out with the European Investment Bank (EIB) on January 9, 1998, guaranteed by Telefónica.

On January 17, 2008, Telefónica Finanzas, S.A. arranged a 75 million euro facility (Tranche B of the Telefónica Mobile Telephony II project) with a bank guarantee and counterguarantees by Telefónica maturing January 29, 2016.

On January 30, 2008 Telefónica Finanzas, S.A. drew down the amounts of the facilities arranged with the EIB on December 3, 2007 and January 17, 2008 of 375 and 75 million euros, respectively, comprising Tranches A and B of the Telefónica Mobile Telephony II project.

Dividend received from Telefónica O2 Europe, Plc.

On February 14, 2008, Telefónica O2 Europe Plc paid the interim dividend charged against 2007 profit granted to Telefónica, S.A. for 2,000 million pounds sterling.

(19)	STATEMENT OF SOURCE AND APPLICATION OF FUNDS

APPLICATIONS OF FUNDS	2007	2006	SOURCES OF FUNDS	2007	2006
- Funds applied in operations	—	—	- Funds obtained from operations	5,145	4,851
- Start-up and debt arrangement expenses	—	44	- Long-term deferred tax liabilities	2,644	2,009
- Acquisition of fixed assets:			- Long-term debt	—	22,100
a) Intangible assets	19	17	- Disposal of fixed assets	3,816	2,414
b) Property, plant and equipment	98	232	- Transfer to short term of loans	1,615	1,709
c) Long-term investments	2,899	28,075
- Capital reduction and distribution of treasury stock	2,203	—
- Cash dividend	3,078	2,627
- Long-term debt	7,130	—
- Change in working capital due to inclusion of Telefónica Móviles, S.A. in 2006 (Note 1)	—	4,051

TOTAL FUNDS APPLIED	15,427	35,046	TOTAL FUNDS OBTAINED	13,220	33,083

FUNDS OBTAINED IN EXCESS OF FUNDS APPLIED	—	—	FUNDS APPLIED IN EXCESS OF FUNDS OBTAINED	2,207	1,963

(INCREASE IN WORKING CAPITAL)			(DECREASE IN WORKING CAPITAL)
	15,427	35,046		15,427	35,046

CHANGES IN WORKING CAPITAL

INCREASE IN WORKING CAPITAL	2007	2006
Accounts receivable	270	94
Short-term investments	2,604	—
Cash	932	959
Prepayments and accrued income	—	3
Accounts payable	—	1,240

TOTAL	3,806	2,296

CHANGE IN WORKING CAPITAL	2,207	1,963

	6,013	4,259

DECREASE IN WORKING CAPITAL	2007	2006
Accounts receivable	—	—
Short-term investments	—	3,498
Treasury shares	10	761
Prepayments and accrued income	11	—
Accounts payable	5,992	—

TOTAL	6,013	4,259

CHANGE IN WORKING CAPITAL	—	—

	6,013	4,259

The reconciliation of the balances of the income statement to the funds obtained from operations is as follows:

	Millions of euros
	2007	2006
Profit for the year	6,620	8,284

Plus:
Depreciation and amortization expense	65	51
Amortization of debt arrangement expenses	69	63
Short-term investment writedown provisions	—	(11)
Period provisions	401	520
Changes in provisions for securities investments	9,875	(231)
Losses on disposal of fixed assets	2	2
Losses on transactions with own shares	—	1

Less:
Dividend in kind received	8,636	—
Gains on disposal of long-term investments	1,785	1,872
Gains on transactions with own shares	23	48
Reversal of provisions	—	621
Capitalized interest expense	1	4
Corporate income tax	1,442	1,283

Funds obtained from operations	5,145	4,851

(20)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These financial statements are presented on the basis of accounting principles generally accepted in Spain. Consequently, certain accounting practices applied by the Company may not conform with generally accepted principles in other countries.

APPENDIX I
Details of subsidiaries,
associated companies and investees
at December 31, 2007

DETAILS OF SUBSIDIARIES, ASSOCIATES AND INVESTEES AT December 31, 2007

Millions of euros				Interim	Profit	Carrying
Subsidiaries and investments	Ownership %	Capital	Reserves	Dividend	(loss)	Amount
Telefónica O2 Europe plc (UK) (1) (6)	100.00%	12	16,169	(2,727)	2,418	26,153
Mobile communications services operator
Wellington Street, Slough, SL1 1YP
O2 (Europe) Ltd. (UK) (1)	100.00%	14	355	—	1,048	8,520
Mobile communications services operator
Wellington Street, Slough, SL1 1YP
Telefónica Internacional, S.A. (SPAIN) (1)	100.00%	2,839	1,354	—	964	8,132
International investment in Telecoms sector
C/ Gran Vía, 28 - 28013 Madrid
Telefónica Móviles España, S.A.U. (SPAIN) (1)	100.00%	423	468	—	2,524	5,775
Mobile communications services provider
Plaza de la Independencia, 6 - Pta. 5 - 28001 Madrid
Telefonica O2 Czech Republic, a.s. (CZECH REPUBLIC) (1) (6) (10)	69.41%	745	1,068	—	209	3,663
Telecoms services provider
Olsanska 55/5 - Praga 3, 130 34
Telefónica de España, S.A.U. (SPAIN) (1)	100.00%	1,024	1,880	—	2,282	3,034
Spanish Telecoms service provider
Gran Vía, 28 - 28013 Madrid
Telefónica de Contenidos , S.A.U. (SPAIN) (1)	100.00%	1,865	(1,678)	—	(10)	2,242
Multimedia services
Jorge Manrique, 12 - 28006 Madrid
Brasilcel, N.V. (NETHERLANDS) (1) (6)	50.00%	—	6,560	—	91	2,179
Joint Venture and mobile services holding company
Strawinskylaan 3105 - 1077ZX — Amsterdam
Latin America Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%	980	(403)	—	256	1,635
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Datacorp, S.A.U. (SPAIN) (1)	100.00%	700	36	—	6	1,343
Telecoms services provider and operator
Gran Vía, 28 - 28013 Madrid
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1) (6)	100.00%	1,267	(2,256)	—	(544)	1,176
Holding company
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, Mexico City CP.05349
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA) (1)	100.00%	258	185	—	151	1,141
Holding company
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Ecuador Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%	46	—	—	(1)	581
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Inversiones Telefónica Móviles Holding Limitada (CHILE) (1)	100.00%	428	(85)	—	160	424
Holding company
Av El Bosque Sur 090, Los Condes, Santiago de Chile
Telefónica International Wholesale Services America, S.A. (URUGUAY) (1)	80.56%	469	17	—	(15)	407
Broadband services provider
Luis A. de Herrera, 1248 Piso 4 - Montevideo

Millions of euros				Interim	Profit	Carrying
Subsidiaries and investments	Ownership %	Capital	Reserves	Dividend	(loss)	Amount
Atento Holding, Inversiones y Teleservicios, S.A. (SPAIN) (1)	100.00%	24	138	—	—	373
Telecoms services provider
C/ Santiago de Compostela, 94 - 28.035 Madrid
Inversiones Telefónica Móviles Holding II Limitada (CHILE) (1)	100.00%	334	(43)	—	72	318
Mobile communications services operator
Avda. El Bosque Sur 090, Las Condes, Santiago de Chile
Multi Holding Corporation (PANAMA) (7)	100.00%	N/D	N/D	N/D	N/D	301
Dormant company
Edificio HSBC, Piso 11, Avd Samuel Lewis — Panamá
TCG Holdings, S.A. (GUATEMALA) (1)	100.00%	281	(169)	—	31	239
Holding company
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 10 - Guatemala City
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%	40	—	—	(2)	238
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica International Wholesale Services, S.L. (SPAIN) (1)	92.51%	230	7	—	(15)	213
International services provider
Gran Vía, 28 - 28013 Madrid
Telefónica Móviles El Salvador Holding, S.A. de C.V. (EL SALVADOR) (1))	100.00%	127	(79)	—	21	161
Holding company
Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)	15.40%	107	N/D	N/D	N/D	139
Holding company
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telcel, C.A. (VENEZUELA) (1)	0.08%	109	634	(264)	700	123
Operadora de comunicaciones móviles
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Móviles Colombia, S.A. (COLOMBIA) (1)	22.44%	—	1,028	—	20	116
Mobile communications operator
Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)	100.00%	98	(98)	—	—	110
Holding vehicle for investments in Puerto Rico mobile operators
Metro Office Park Calle Edificio #17, Suite 600 - 00968 Guaynabo
Ateseco Comunicación, S.A. (SPAIN)	100.00%	6	43	—	1	108
Holding company
C/ Gran Vía, 28 - 28.013 Madrid
Terra Networks Asociadas, S.L. (SPAIN) (4)	100.00%	7	(28)	—	(3)	64
Holding company
C/ Gran Vía, 28 - 28.013 Madrid
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (1)	89.99%	51	49	—	3	59
Life insurance, pensions and health insurance
Avda. General Perón, 38 Master II - 17[a] P. - 28020 Madrid
LE Holding Corporation (USA)	100.00%	N/D	N/D	N/D	N/D	48
Holding company
Corporation Trust Center, 1209 Orange Street — Wilmington, Delaware 19801
Telefónica Móviles Guatemala, S.A. (GUATEMALA) (1)	13.60%	279	12	—	(178)	38
Wireless, wireline and radio paging communications services
Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City

Millions of euros				Interim	Profit	Carrying
Subsidiaries and investments	Ownership %	Capital	Reserves	Dividend	(loss)	Amount
Guatemala Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%	19	—	—	—	29
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Taetel, S.L. (SPAIN) (1)	100.00%	28	6	—	1	28
Purchase, holding and sale of shares and investments in other companies
Beatríz de Bobadilla, 3 - 28040 Madrid
Telefónica Gestión de Servicios Compartidos, S.A. (SPAIN) (4)	100.00%	8	1	—	8	24
Management and administration services provider
Gran Vía, 28 - 28013 Madrid
Telefónica Capital, S.A. (SPAIN) (3)	100.00%	7	63	—	9	18
Finance Company
Gran Vía, 28 - 28013 Madrid
Lotca Servicios Integrales, S.L. (SPAIN) (4)	100.00%	17	—	—	—	17
Holding and operation of aircraft and aircraft leasing
Gran Vía, 28 - 28013 Madrid
Comet, Compañía Española de Tecnología, S.A. (SPAIN) (3)	100.00%	5	2	—	—	14
Promotion of business initiatives and holding of real estate assets
Villanueva, 2 duplicado planta 1[a] Oficina 23 - 28001 Madrid
Telefónica Móviles del Uruguay, S.A. (URUGUAY)	100.00%	6	27	—	15	13
Mobile communications services operator
Plza de la Independencia 8, planta baja, Montevideo
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (1)	100.00%	3	17	—	5	13
Integrated cash management, consulting and financial support for Group companies
Gran Vía, 30 - 4[a] Plta. - 28013 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	0	N/D	N/D	N/D	12
Internet design, advertising and consulting
Claudio Coello, 32, 1º ext. — Madrid
Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE) (1)	100.00%	11	(5)	—	—	11
IT and communications services provider
Avenida del Cóndor Nº720, piso 4, comuna de Huechuraba, de la Ciudad de Santiago de Chile
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%	—	N/D	N/D	N/D	10
Design of communications products
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1[a] Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (2)	100.00%	1	—	—	2	9
Security services and systems
Condesa de Venadito, 1 - 28027 Madrid
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (3)	100.00%	6	69	—	(12)	6
Telecommunications research activities and projects
Emilio Vargas, 6 - 28043 Madrid
Venturini España, S.A. (SPAIN) (2)	100.00%	3	1	—	—	4
Printing, graphic arts and direct marketing
Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Casiopea Reaseguradora, S.A. (LUXEMBOURG) (1)	99.97%	4	191	—	17	3
Reinsurance
6D, route de Trèves, L-2633 Senningerberg, Luxembourg
Telefónica Finanzas Perú, S.A.C. (PERU) (1)	100.00%	3	(0)	—	—	3
Integrated cash management, consulting and financial support for Group companies
Lima

Millions of euros				Interim	Profit	Carrying
Subsidiaries and investments	Ownership %	Capital	Reserves	Dividend	(loss)	Amount
Telefónica del Perú, S.A.A. (PERU) (1) (6) (10)	0.15%	589	85	—	(15)	2
Operator of local, domestic and international long distance telephony services in Peru
Avda. Arequipa, 1155 Santa Beatríz — Lima
Telfisa Global, B.V. (NETHERLANDS)	100.00%	—	2	—	—	2
Integrated cash management, consulting and financial support for Group companies
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Telefónica de Centroamérica, S.L. (SPAIN) (8)	100.00%	N/D	N/D	N/D	N/D	1
Dormant company
Gran Vía, nº 28, Madrid
Telefónica Brasil Sul Celular Participaçoes, Ltda. (BRAZIL) (5)	1.12%	N/D	N/D	N/D	N/D	1
Holding company
Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo
Telefónica (USA) Advisors, Inc. (USA) (8)	100.00%	—	—	—	—	1
All the activities permitted by Delaware State law
1013 Center Road, Wilmington — County of Newcastle — Delaware 19805
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA) (1)	65.14%	19	1	—	3	—
Holding company
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN) (3)	16.67%	—	1	—	3	—
Distribution, promotion or preparation of insurance contracts, operating as a broker
Avda. General Perón, 38 Master II - 17[a] P.- 28020 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO) (1)	100.00%	—	1	—	—	—
Integrated cash management, consulting and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 - 16[a] Plta. — Lomas de Chapultepec - 11000 Mexico D.F.
Telefónica Participaciones, S.A. (SPAIN) (1)	100.00%	—	(0)	—	(0)	—
Issuance of preferred securities and/or other debt financial instruments
Gran Vía, 28 - 28013 Madrid
Telefónica Emisiones, S.A. (SPAIN) (1)	100.00%	—	(3)	—	1	—
Issuance of preferred securities and/or other debt financial instruments
Gran Vía, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS) (1)	100.00%	—	9	(4)	2	—
Fund raising in capital markets
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Telco, S.p.A. (ITALY)	42.30%	5	—	—	—	2,314
Holding company
Galleria del Corso, 2 - Milan
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (5) (6) (10)	7.14%	34	379	—	1,010	676
Holding company
Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	40	2	(2)	10	21
Holder of 5,225,000 Portugal Telecom, S.A. shares
Strawinskylaan 1725, 1077 XX Amsterdam
MobiPay Internacional, S.A. (SPAIN)	50.00%	12	(9)	—	(1)	5
Provision of payment services through wireless telephony
Avenida de Europa 20, Alcobendas, Madrid
Telefónica Factoring España, S.A. (SPAIN) (5)	50.00%	5	2	—	3	3
Factoring
Pedro Teixeira, 8 - 28020 Madrid

Millions of euros				Interim	Profit	Carrying
Subsidiaries and investments	Ownership %	Capital	Reserves	Dividend	(loss)	Amount
Torre de Collçerola, S.A. (SPAIN) (2)	30.40%	6	1	—	—	2
Operation of a telecommunications mast and technical assistance and consulting services
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	2	—	—	—	1
Factoring
Mexico City
Adquira Spain, S.A. (SPAIN) (2)	20.00%	2	5	—	2	1
E-commerce
Goya, 4, 4[a] planta — Madrid
Telefónica Factoring Perú, S.A.C. (PERU)	40.50%	1	—	—	—	1
Factoring
Lima
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (5)	40.00%	1	3	(3)	3	1
Factoring
Avda. Paulista, 1106
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (5) (6) (10)	0.97%	1,837	21,641	(1,661)	6,126	556
Banking
San Nicolás, 4 - 48005 Bilbao (Vizcaya)
PT Multimedia Serviços de Telecomunicaçoes e Multimédia, SGPS, S.A. (PORTUGAL)	4.80%	3	328	—	52	136
Multimedia business
Avda. 5 de Outubro, 208 - Lisbon
Sogecable, S.A. (SPAIN) (5) (6) (10)	1.20%	277	(64)	—	62	35
Indirect management of public service television
Gran via, 32 - 3[a] Pta. - 28013 Madrid
Amper, S.A. (SPAIN) (5) (6) (10)	6.10%	29	48	—	2	12
Development, manufacture and repair of telecommunications systems and equipment and related components
Torrelaguna, 75 - 28027 Madrid
I-CO Global Communications (HOLDINGS) Limited (UK)	N/D	N/D	N/D		N/D	6
Other investments	N/A	N/A	N/A		N/A	7
TOTAL SUBSIDIARIES (Note 7)						69,274
TOTAL ASSOCIATES (Note 7)						3,025
TOTAL INVESTEES (Note 7)						752

(1)	Audited by Ernst & Young.

(2)	Audited by PriceWaterhouseCoopers.

(3)	Audited by K.P.M.G. Peat Marwick.

(4)	Audited by B.D.O. Audiberia

(5)	Audited by Deloitte & Touche. En España Deloitte & Touche España, S.L..

(6)	Consolidated figures

(7)	Dormant company

(8)	Company in liquidation.

(10)	Companies listed on international markets at December 31, 2007.

N/D	No data available.

N/A	Not applicable.

Provisional figures for associates and investees.

MANAGEMENT REPORT
TELEFÓNICA, S.A.
2007

Telefónica Group results for 2007 once again reflect the Company’s differentiated profile, supported by its capacity to deliver on strategy and continuously hit financial targets. The solid growth seen in 2007 shows the Group’s potential for organic expansion, the high value of its geographical and business diversification, its efficient cost structure and the realization of synergies made possible by the integrated management of the Company.
The pace of commercial activity accelerated in the last quarter of 2007, thanks to successful marketing campaigns to attract and retain customers. As a result, Telefónica Group ended the year with a customer base of 228.6 million, up by 12.5% on December 2006.
Telefónica Spain has 46.4 million customers, a 5% increase on December 2006. Growth was driven by the expanding base of mobile and broadband customers and limited losses in wireline, where the year-on-year fall in customer numbers was the lowest since 2001 (-0.3%).
Telefónica Latin America increased the pace of growth in its customer base (134.1 million: +16.9% year-on-year), with big gains in broadband, a stong upward trend in mobile telephony and a near doubling of pay-TV subscribers since end-2006.
Telefónica Europe grew its customer base by 8.7% to nearly 42 million, boosted by strong trends in the mobile business, particularly the contract segment.
By access type, Telefónica Group had 169.2 million mobile customers in 2007, up by 16.6% on December 2006.
At December 31, 2007, the Group had more than 10.2 million retail broadband customers, with year-on-year growth of 28.9%. Demand remained strong for the Group’s bundled ADSL, TV and voice offer, a key factor in developing the broadband market and securing the loyalty of the customer base. Retail broadband customers numbered over 4.5 million in Spain (+22.1% year-on-year), 5 million in Latin America (+33.2% year-on-year) and 670,000 in Europe outside Spain (+48.3%).
Pay TV customers totaled more than 1.7 million at end 2007, a 64.3% increase on the year, with the offering now available in Spain, the Czech Republic, Peru, Chile, Colombia and Brazil.
Looking forward, the Telefónica Group plans to continue with its strategy of making the customer the cornerstone of the Group by focusing on operating excellence, convergence and innovation as sources of competitive advantage and motivation for personnel. This global dimension poses a challenge for Telefónica to maximize the synergies derived from the inclusion of new companies so it can leverage economies of scale and offer customers higher quality service
Results of Telefónica, S.A.
The Company generated 6,620 million euros of profit in 2007, compared to 8,284 million euros in 2006.
Highlights of the 2007 income statement include:
•	An operating loss of 359 million euros, which represents a 27% reduction on 2006, mainly due to increased billings for services provided to Telefónica Group subsidiaries.

•
An increase in financial income to 14,083 million euros in 2007, compared to 5,195 million in 2006, reflecting an increase in dividends received from Group companies, mainly the 11,272 million euros from Telefónica O2 Europe plc.

•	The combination of these two figures produced income from ordinary activities of 13,724 million euros, far outstripping the 4,706 million euros recorded in 2006.

•
However, the company also recorded an extraordinary loss of 8,546 million euros compared to an extraordinary profit of 2,295 million euros in 2006. This was chiefly due to a 9,947 million euros impairment provision taken on the investment in Telefónica O2 Europe due in turn to the reduction in equity from the dividend paid to Telefónica, S.A. in 2007. On the positive side, the Company made a 1,776 million euro profit on the sale of 99.7% of Endemol Investment Holding, B.V.

Investment activity
The main investments made by Telefónica, S.A. in 2007 were as follows:
•
In July 2007 Telefónica, S.A. acquired 10,044 shares representing it an 8.65% stake in Atento, N.V. for 70 million euros from a BBVA Group company. After this transaction, Telefónica, S.A.’s holding in Atento, N.V. was 100%.

•
In October 2007, Telefónica, S.A. contributed 2,314 million euros to set up the Italian company Telco, S.p.A., of which it owns 42.3%. This company in turn owns approximately 23.6% of the voting shares in Telecom Italia, S.p.A..

•
In addition, the Company continued work on Telefónica Group’s new operational complex, “District C”. As a result, additions to Telefónica, S.A.’s property, plant and equipment in 2007 totaled 99 million euros, compared with 232 million euros in 2006.

Financing
The following debt issues under Telefónica Emisiones, S.A.U.’s European Medium Term Note (EMTN) program, underwritten by Telefónica, S.A., registered on July 8, 2005 on the London Stock Exchange and renewed on July 3, 2007:
•	Two issues on January 31, 2007, for 55 million euros and 24 million euros maturing December 31, 2021 and January 31, 2018, respectively.

•	An issue on February 7, 2007, of bonds for 1,500 million euros maturing February 7, 2014.

•	Another issue on March 30, 2007, for 350 million euros maturing March 30, 2009.

•
A bond issue on June 19, 2007 for a total of 8,000 million Czech crowns divided up into three tranches: one for 2,400 million Czech crowns with a floating coupon maturing in 2010, one for 3,000 million Czech crowns with a fixed coupon maturing in 2012, and one for 2,600 million Czech crowns with a fixed coupon due in 2014.

On July 2, 2007, Telefónica Emisiones, S.A.U. issued 2,300 million dollars of US dollar-denominated bonds under the program filed with the Securities and Exchange Commission (SEC). The issue was divided up into three tranches, two bond tranches maturing in 2013 (750 million US dollars with a fixed coupon and 850 million US dollars with a floating coupon) and one in 2017 (700 million US dollars with a fixed coupon). The securities issued under this program are guaranteed by Telefónica.
On 19 July 2007, Telefónica Europe, B.V. (Telefonica Europe) issued bonds in the Japanese market guaranteed by Telefónica, S.A. for a total amount of 30,000 million Japanese yen maturing in 2012 divided into two tranches, one for 15,000 million yen with a fixed coupon and one for 15,000 million yen with floating rates.
On August 23, 2007 Telefonica Europe arranged a facility guaranteed by Telefónica, S.A., for 15,000 million Japanese yen divided up into three tranches with a 30-year maturity.
On December 3, 2007 Telefónica Finanzas, S.A., a subsidiary of Telefónica, S.A., took out a 375 million euro loan with the European Investment Bank (EIB) maturing 7 years from the date of receipt (Tranche A of the Telefonie Mobile Telephony II project). The loan is underwritten by Telefónica, S.A. and had not been drawn at December 31, 2007.
Meanwhile, Telefónica Europe, B.V. continued its issuance activity in 2007 under its European commercial paper (ECP) program, underwritten by Telefónica, S.A., with short-term issues maturing between one week and 364 days. At December 31, 2007, the final balance of outstanding commercial paper totaled 906.8 million euros (at face value).
Treasury shares
At the start of 2007 Telefónica held treasury shares of 1.53689%, made up of 75,632,559 shares, with a par value of 14.04 euros each, a balance of 1,062 million euros and a nominal value of 76 million euros.
In the course of 2007 the Company bought 149,099,044 and sold 12,621,573 of its own shares, generating extraordinary profit of 23 million euros.
Also, the Company used 147,633,912 treasury shares at an acquisition cost of 2,202 million euros to reduce its share capital.
In addition, 4,750 treasury shares were allocated in 2007 to the share option plan established for employees of the Endemol Group.
As a result of the transactions described above, at the close of 2007 the Company held 64,471,368 shares in treasury stock (representing 1.35061% of share capital) acquired at an average price of 16.67 euros per share, implying a total outlay of 1,075 million euros and total nominal value of 64 million euros. Pursuant to current accounting legislation, these shares were measured at their underlying book value and, consequently, a provision of 843 million euros was recorded.

Disclosures required under Article 116.bis of the Spanish Securities Market Law
Disclosures required under Article 116.bis of the Spanish Securities Market Law:
a.	Capital structure

On December 31, 2007, the share capital of Telefónica, S.A. was 4,773,496,485 euros, represented by 4,773,496,485 fully paid ordinary shares of a single series, par value of 1 euro each, recorded under the book-entry system and traded on the Spanish electronic trading system (“Continuous Markets”) where they form part of the Ibex 35 index), on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges. In October 2007, Telefónica, S.A. began taking steps to delist its shares from the Paris and Frankfurt stock exchanges. This will take place in the first quarter of 2008.

At the time of writing, Telefónica, S.A. has no securities in issue that are convertible into Telefónica, S.A. shares.

b.	Restrictions on the transfer of securities.

Nothing in the Company bylaws imposes any restriction or limitation on the free transfer of Telefónica, S.A. shares.

c.	Major shareholdings

The table below lists shareholders who, at December 31, 2007, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007 implementing the Spanish Securities Markets Law 24/1998 as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union”:

	Total		Direct shareholding		Indirect shareholding
	%	Shares	%	Shares	%	Shares
BBVA (1)	6.258	298,717,001	6.257	298,699,855	0.000	17,146

la Caixa (2)	5.483	261,746,565	0.002	102,233	5.481	261,644,332

(1)	Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s 2007 Annual Report on Corporate Governance at December 31, 2007.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2007 for the 2007 Annual Report on Corporate Governance. The 5.481% indirect shareholding in Telefónica, S.A. Telefónica Group’s is owned by Criteria CaixaCorp, S.A.

d.	Restrictions on voting rights.

According to Article 21 of the Company’s bylaws no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

e.	Shareholder pacts

Telefónica, S.A. has received no communication notifying the existence of shareholder pacts that affect the exercise of voting rights at Shareholders’ Meetings or that impose restrictions or conditions on the free transfer of Telefónica, S.A. shares.

f.	Rules governing the appointment and replacement of Directors and the amendment of the Company’s bylaws.

Appointment, reappointment and ratification.

Telefónica, S.A.’s bylaws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with the Spanish Corporation Law and the Company bylaws, provisionally co-opt Directors to fill any vacant seats.

The appointment of Directors to Telefónica, S.A. is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the board in accordance with the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.

Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Rules and be preceded by the appropriate favorable report by the Appointments, Compensation and Good Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.

Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.
As a result, in accordance with its Rules, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.
In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Appointments, Compensation and Good Governance Committee, or in the case of independent Directors the proposal of this committee, shall include an assessment of the Director’s past work and diligence in discharge of their duties during their period in office.
Also, both the Board of Directors and the Appointments, Compensation and Good Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.
Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.
As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.
Termination of appointment or removal
Directors’ appointments shall end at the expiry of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.
Also, in accordance with Article 12 of the Board Rules, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:
i)	If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.

ii)	If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.

(iii)	If they are severely reprimanded by the Appointments, Compensation and Good Governance Committee for failure to fulfill any of their duties as Director.

iv)	If their continued presence on the Board could affect the credit or reputation of the Company in the markets or otherwise threaten the Company’s interests.
The Board of Directors shall not propose the termination of the appointment of any independent Director before the expiry of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Appointments, Compensation and Good Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.
The Board may also propose the termination of the appointments of independent Directors in the case of takeover bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.
Amendments to the Company bylaws.
The procedure for amending the bylaws is governed by Article 144 of the Spanish Corporation Law and requires any change to be approved by shareholders at the Shareholders’ Meeting with the majorities stated in Article 103 of the same law. In accordance with the above, Article 14 of Telefónica, S.A.’s bylaws states that the power to amend Company’s bylaws lies with shareholders acting at a General Shareholders’ Meeting.
g.	Powers of Directors and, specifically, powers to issue or buy back shares.

Powers of Directors.

The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its committees and the Chairman; (iii) appoint senior executives, as well as the remuneration of directors and senior executives; and (iv) decide strategic investments.

Meanwhile, the Chief Executive Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company bylaws, or by the Regulations of the Board of Directors in its article 5.4.
In addition, the other executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.
Powers to issue shares.
At the Ordinary Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, the Board of Directors was authorized under Article 153.1.b) of the Spanish Corporation Law, to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.
Also, at the General Shareholders’ Meeting of Telefónica, S.A. on May 10, 2007, the Board of Directors was authorized under Articles 153.1.b) and 159.2 of the Spanish Corporation Law to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.
Powers to buy back shares.
At the Ordinary Shareholders’ Meeting of Telefónica, S.A. on May 10, 2007, the Board of Directors was authorized, in accordance with Articles 75 ff of the Spanish Corporation Law, to buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 18 months from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to the those already held by Telefónica, S.A. and those held by any of the subsidiaries that it controls, exceed 5 per cent of the share capital at the time of acquisition.
h.	Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a takeover.

The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a takeover.

i.
Agreements between the Company and its directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a takeover bid.

In general, the contracts of executive directors and some managers of the steering committee include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of ownership. However, if the employment relationship is terminated for a breach attributable to the executive director and director, the director will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the termination benefit to be received by the executive director o director, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of three years of salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.
Meanwhile, contracts that tie employees to the Company under a common employment relationship due to include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in he preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.
The risks and uncertainty facing the company
In addition to the general risks affecting any type of business activity, Telefónica Group’s business is also impacted by both internal factors, which are mainly related to its international presence, and external factors common to its business activity.
In this sense, the most significant risks which the Group faces and that could affect its business, financial situation and results would be the following:
Risks inherent to the business sector in which the Group operates.
The risks derived from the business activities’ particular characteristics are because it operates in a highly competitive, highly regulated sector, in which the policies of many countries are designed to encourage new competition.
The risks involved in providing this service under licence or concession, which implies not only the need to comply with the terms and conditions of these licences, with the corresponding risk of review or revocation in the case of breach, but that these licenses and their terms and conditions is subject to review by the corresponding regulatory authorities.
The risks from constant technological change, experienced by companies in the telecommunication services sector, require continuous efforts by the Company to anticipate and adapt to these changes in sufficient time, in terms of the services provided and the networks used.

The risks affecting other characteristics of the market in which the Group operates, such as a certain dependency on its network and equipment providers and the limitations which, specifically in the mobile telephone business, concern the limitation of the radio spectrum capacity.
Environmental issues and risks related to the possible impact of certain opinions which suggest that radio electric emissions could be hazardous to the health.
The risks specific to Telefónica Group.
Social-political risk (country risk) linked to the strong international presence of the Group, especially in Latin America, means the Company is affected by the risks typical of investment in economies in emerging countries, such as: the possibility that political changes may occur which can affect the economic or business conditions of the market in which they operate; the possible devaluation of local currency or the imposition of restrictions on capital movements; the effects of inflation and/or the possible devaluation of local currency; the possible state expropriation or nationalisation of assets; the possible imposition of excessive taxes or tax rates; the possible amendment of the terms under which the services in these markets are provided.
Risks of a financial nature, mainly related to exchange or interest rate risk management.
The risks involved in the investment models adopted in some countries, mainly in those carried out through joint ventures, in which Telefónica maintains a significant shareholding but not control.The risks inherent to business mergers and acquisitions, for example the acquisition in January 2006 of the British mobile telephone operator 02 and in April 2006 of Colombia Telecom).
The risks derived from a certain dependency on external financing sources, which in certain situations could limit the Company’s capacity to access these funds or at least to obtain financing at acceptable interest rates.
The risks associated to litigation and other legal procedures.
Forecast business performance
Telefónica is an integrated telecommunications company with a presence in Spain, in most of Latin America, the United Kingdom, Germany, Czech Republic, Ireland, Slovak Republic and Morocco. We also have holdings in China Netcom and Telecom Italia which gives us the possibility of strategic agreements which we expect can only be positive for our shareholders as well as our customers.
In the past few years Telefónica has undergone a significant transformation, not only through its extensive geographical diversification and product mix but also by transforming its operational model to make it more efficient without losing sight of the customer and our ambitious growth plans. This operational model has centered on the integration of fixed and mobile business to have an integral business vision, of the processes and technology and it has been based on a regional focus which permits us to harness the synergies of scale without forgetting the importance of local management being the ones closest to the customer. We strive to lead the future of the sector by anticipating trends towards the new digital environment.

In Spain, Telefónica is intensifying its commercial product range focusing on providing better quality services, and improving distribution channels and networks, enabling us to raise levels of customer satisfaction. Through market segmentation, we offer bundled services to the residential market, with voice, broadband and TV services tailored to suit customer needs. In the business and company sector we offer integral solutions including voice, broadband, network connections, equipment, support and maintenance, and different value added services such as web hosting and domains, with the aim of achieving the best global product range adapted to business needs. Furthermore, we will continue to defend our mobile leadership supported by our customer loyalty. The big challenge, in both the fixed and mobile businesses, continues to be improving the penetration growth of broadband and for this we will continue to transform our networks increasing UMTS coverage and taking the first steps in fiber optics in the case of fixed business.
In Latin America, our strategy is based on a regional model that harnesses the synergies of scale without losing sight of the local customer management. The growth in Latin America will come mainly from the mobile business, which is why we will continue to make significant investments to improve capacity and coverage through the technological advancements in our networks. The fixed networks are also being improved to drive the increase of quality broadband penetration with integrated voice and TV.
In Europe we will continue to improve customer satisfaction by strengthening our mobile offering in the United Kingdom and ADSL in Germany. We will continue to support the mobile data business and to offer the best and most innovative products to our customers. An example of this is the iPhone in the United Kingdom and the launch of the Fonic brand in Germany to satisfy a niche in the market we had previously left uncovered. We will also invest further in increasing and developing our own networks with the aim of substantially improving profitability through efficient cost management. In the Czech Republic we will continue to take advantage of the opportunities from a totally integrated operation, while maintaining our solid position in the mobile sector.
We are therefore confident that this company will continue to offer an unbeatable combination of growth and profitability, which permits us to keep our promises to the shareholders and at the same time offer the best solutions to our customers.
Events subsequent to year end
Significant events affecting Telefónica taking place from December 31, 2007 to the date of preparation of these financial statements included:
EIB financing
On January 15, 2008 Telefónica Finanzas, S.A. paid off at maturity the balance on the 200 million dollar loan taken out with the European Investment Bank (EIB) on January 9, 1998, guaranteed by Telefónica.
On January 17, 2008, Telefónica Finanzas, S.A. arranged a 75 million euro facility (Tranche B of the Telefónica Mobile Telephony II project) with a bank guarantee and counterguarantees by Telefónica maturing January 29, 2016.

On January 30, 2008 Telefónica Finanzas, S.A. drew down the amounts of the facilities arranged with the EIB on December 3, 2007 and January 17, 2008 of 375 and 75 million euros, respectively, comprising Tranches A and B of the Telefónica Mobile Telephony II project.
Dividend received from Telefónica O2 Europe, Plc.
On February 14, 2008, Telefónica O2 Europe Plc paid the interim dividend charged against 2007 profit granted to Telefónica, S.A. for 2,000 million pounds sterling.

AUDIT REPORT
* * * *
TELEFÓNICA, S.A. AND SUBSIDIARIES
Consolidated Financial Statements and Consolidated Management Report
for the year ended
December 31, 2007

Translation of a report and financial statements originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails (see Note 25)
AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders of
Telefónica, S.A.
1. We have audited the consolidated financial statements of Telefónica, S.A. and subsidiaries, which comprise the consolidated balance sheet at December 31, 2007, the consolidated income statement, consolidated cash flow statement and consolidated statement of recognized income and expense and the notes thereto for the year then ended, the preparation of which is the responsibility of the Parent Company’s Directors. Our responsibility is to express an opinion on the aforementioned consolidated financial statements taken as a whole, based upon work performed in accordance with auditing standards generally accepted in Spain, which require the examination, through the performance of selective tests, of the evidence supporting the consolidated financial statements, and the evaluation of their presentation, of the accounting principles applied, and of the estimates made.
2. In accordance with mercantile law, for comparative purposes the Parent Company’s Directors have included for each of the captions included in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of recognized income and expense and the notes thereto, in addition to the figures of 2007, those of 2006. Likewise for comparative purposes, the Parent Company’s Directors have voluntarily included the 2005 figures of the consolidated income statement, consolidated cash flow statement, consolidated statement of recognized income and expense and the notes thereto. As explained in Note 2 of the notes to the accompanying consolidated financial statements, the 2005 figures were modified in 2006, and therefore differ from those included in the consolidated financial statements approved for the year 2005. Our opinion refers only to the consolidated financial statements for 2007. On March 1, 2007 and March 1, 2006, we issued our audit report on the 2006 and 2005 consolidated financial statements, respectively, in which we expressed an unqualified opinion.

3. In our opinion, the accompanying 2007 consolidated financial statements give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of Telefónica, S.A. and subsidiaries at December 31, 2007 and the consolidated results of its operations, consolidated cash flows and consolidated recognized income and expense for the year then ended, and contain the required information necessary for their adequate interpretation and comprehension, in conformity with the international financial reporting standards adopted by the European Union, applied in the preparation of the two previous years’ figures which are presented for purposes of comparison.
4. The accompanying consolidated management report for the year ended December 31, 2007 contains such explanations as the Parent Company’s Directors consider appropriate concerning the situation of Telefónica, S.A. and subsidiaries, the evolution of their business and other matters, and is not an integral part of the consolidated financial statements. We have checked that the accounting information included in the consolidated management report mentioned above agrees with the 2007 consolidated financial statements. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of the consolidated companies.
ERNST & YOUNG, S.L.
/s/ José Luis Perelli Alonso
José Luis Perelli Alonso
February 28, 2008

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING
THE TELEFÓNICA GROUP
CONSOLIDATED FINANCIAL STATEMENTS
(CONSOLIDATED ANNUAL ACCOUNTS) AND
CONSOLIDATED MANAGEMENT REPORT FOR 2007

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31
(MILLIONS OF EUROS)

ASSETS	NOTE	2007	2006

A) NON-CURRENT ASSETS		87,395	91,269

Intangible assets	(Note 6)	18,320	20,758
Goodwill	(Note 7)	19,770	21,739
Property, plant and equipment	(Note 8)	32,460	33,887
Investment properties		9	1
Investments in associates	(Note 9)	3,188	959
Non-current financial assets	(Note 13)	5,819	5,224
Deferred tax assets	(Note 17)	7,829	8,701

B) CURRENT ASSETS		18,478	17,713

Inventories		987	1,012
Trade and other receivables	(Note 11)	9,662	9,666
Current financial assets	(Note 13)	1,622	1,680
Tax receivables	(Note 17)	1,010	1,554
Cash and cash equivalents	(Note 13)	5,065	3,792
Non-current assets held for sale		132	9

TOTAL ASSETS (A + B)		105,873	108,982

EQUITY AND LIABILITIES	NOTE	2007	2006

A) EQUITY	(Note 12)	22,855	20,001

Equity attributable to equity holders of the parent		20,125	17,178
Minority interests		2,730	2,823
		—
B) NON-CURRENT LIABILITIES		58,044	62,645

Interest-bearing debt	(Note 13)	46,942	50,676
Trade and other payables	(Note 14)	1,015	982
Deferred tax liabilities	(Note 17)	3,926	4,700
Provisions	(Note 15)	6,161	6,287

C) CURRENT LIABILITIES		24,974	26,336

Interest-bearing debt	(Note 13)	6,986	8,381
Trade and other payables	(Note 14)	14,556	13,953
Current tax payables	(Note 17)	2,157	2,841
Provisions	(Note 15)	1,275	1,161

TOTAL EQUITY AND LIABILITIES (A+B+C)		105,873	108,982

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

INCOME STATEMENT	NOTE	2007	2006	2005

Revenues from operations	(Note 19)	56,441	52,901	37,383
Other income	(Note 19)	4,264	1,571	1,416
Supplies		(17,907)	(16,629)	(9,999)
Personnel expenses	(Note 19)	(7,893)	(7,622)	(5,532)
Other expenses	(Note 19)	(12,081)	(11,095)	(8,212)

OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION		22,824	19,126	15,056

Depreciation and amortization	(Note 19)	(9,436)	(9,704)	(6,693)

OPERATING INCOME		13,388	9,422	8,363

Share of profit (loss) of associates	(Note 9)	140	76	(128)

Finance income		703	1,082	630
Exchange gains		4,645	4,513	4,317
Finance expenses		(3,554)	(3,877)	(2,420)
Exchange losses		(4,638)	(4,452)	(4,155)

Net financial expense	(Note 16)	(2,844)	(2,734)	(1,628)

PROFIT BEFORE TAXES FROM CONTINUING OPERATIONS		10,684	6,764	6,607

Corporate income tax	(Note 17)	(1,565)	(1,781)	(1,904)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		9,119	4,983	4,703

Profit after taxes from discontinued operations	(Note 18)	—	1,596	124

PROFIT FOR THE YEAR		9,119	6,579	4,827

Minority interests	(Note 12)	(213)	(346)	(381)

PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		8,906	6,233	4,446

Basic and diluted earnings per share for continuing operations attributable to equity holders of the parent (euros)	(Note 19)	1,872	0,973	0,898

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	1,872	1,304	0,913

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements.

TELEFÓNICA GROUP
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2007	2006	2005
Cash flows from operating activities

Cash received from customers		67,129	60,285	44,353
Cash paid to suppliers and employees		(47,024)	(41,475)	(30,532)
Dividends received		124	76	71
Net interest and other financial expenses paid		(3,221)	(2,372)	(1,520)
Taxes paid		(1,457)	(1,100)	(1,233)

Net cash from operating activities	(Note 23)	15,551	15,414	11,139

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets		198	129	113
Payments on investments in property, plant and equipment and intangible assets		(7,274)	(6,933)	(4,423)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		5,346	2,294	502
Payments on investments in companies, net of cash and cash equivalents acquired		(2,798)	(23,757)	(6,571)
Proceeds on financial investments not included under cash equivalents		14	109	148
Payments made on financial investments not included under cash equivalents		(179)	(220)	(18)
Interest received		74	312	625
Capital grants received		27	14	32

Net cash flows used in investing activities	(Note 23)	(4,592)	(28,052)	(9,592)

Cash flows from financing activities

Dividends paid	(Note 12)	(3,345)	(3,196)	(2,768)
Operations with equity holders		(2,152)	(2,346)	(2,055)
Proceeds on issue of debentures and bonds	(Note 13)	4,209	13,528	875
Proceeds on loans, credits and promissory notes		6,658	30,489	16,534
Cancellation of debentures and bonds	(Note 13)	(1,756)	(1,668)	(3,697)
Repayments of loans, credits and promissory notes		(13,039)	(22,235)	(9,324)

Net cash flow (used in) from financing activities	(Note 23)	(9,425)	14,572	(435)

Effect of foreign exchange rate changes on collections and payments		(261)	(372)	166

Effect of changes in consolidation methods and other non-monetary effects		—	28	10

Net increase in cash and cash equivalents during the year		1,273	1,590	1,288

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		3,792	2,202	914

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	(Note 13)	5,065	3,792	2,202

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE BALANCE SHEET

BALANCE AT THE BEGINNING OF THE YEAR		3,792	2,202	914

Cash on hand and at banks		2,375	1,555	855
Other cash equivalents		1,417	658	59
Bank overdrafts (1)		—	(11)

BALANCE AT THE END OF THE YEAR	(Note 13)	5,065	3,792	2,202

Cash on hand and at banks		2,820	2,375	1,555
Other cash equivalents		2,245	1,417	658
Bank overdrafts (1)		—	—	(11)

(1)	Included under “Interest-bearing debt” under current liabilities on the consolidated balance sheet.
The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements.

TELEFÓNICA GROUP
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31
(MILLIONS OF EUROS)

	NOTE	2007	2006	2005
Gain (loss) on available-for-sale investments		32	584	(80)

Gain (loss) on hedges		892	10	(126)

Translation differences		(1,375)	(407)	2,577

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	(Note 15)	54	112	—

Share of income (loss) directly recognized in equity of associates		(3)	(153)	(50)

Tax effects of items recognized directly in equity		(296)	(138)	73

Net (loss) income recognized directly in equity		(696)	8	2,394

Profit for the year		9,119	6,579	4,827

Total income and expense recognized in the year	(Note 12)	8,423	6,587	7,221

Attributable to:

Equity holders of the parent	(Note 12)	8,158	6,346	6,397

Minority interests	(Note 12)	265	241	824

		8,423	6,587	7,221

The accompanying Notes 1 to 25 and Appendices I to IV are an integral part of these consolidated financial statements.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE TELEFÓNICA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS) FOR THE YEAR ENDED DECEMBER 31, 2007
(1)	INTRODUCTION AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group,” “the Group” or “the Company”) operating mainly in the telecommunications, media and contact center industries.

The parent company of this Group is Telefónica, S.A. (“Telefónica”), incorporated on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix IV lists the main subsidiaries, associates and investees in which the Telefónica Group has direct or indirect holdings, their lines of business, registered offices, equity and results at year end, gross carrying amounts, contribution to reserves of the Consolidated Group and the consolidation method used.

Corporate structure of the Group

Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

The Telefónica Group follows a regional, integrated management model based on three business areas by geographical market and combining the wireline and wireless telephony businesses:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe

The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

A more detailed presentation of the activities by segments carried out by the Group is provided in Note 4.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies composing the Telefónica Group, which were prepared in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the equity, financial position, results of operations and cash flow generated and used and recognized income and expense in 2007. The figures in these consolidated financial statements are expressed in millions of euros unless indicated otherwise. The euro is the Group’s functional currency.

The accompanying consolidated financial statements for the year ended December 31, 2007 were prepared by the Company’s Board of Directors at its meeting on February 27, 2008 and will be submitted for approval at the General Shareholders’ Meeting. The Board expects them to be approved without any modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

For comparative purposes, the accompanying financial statements for 2007 include in the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognized income and expense and the related notes thereto for the year then ended, the figures for 2006 and, voluntarily, those of 2005.

Comparative information and changes in the consolidation scope

The main changes in the consolidation scope affecting comparability of the consolidated information for 2007 and 2006 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both years and the main transactions in 2005) are as follows:

a)	Sale of shareholding in Airwave O2, Ltd.

In April 2007, Telefónica O2 Europe, Plc, a wholly owned subsidiary of Telefónica, S.A., sold, through its subsidiary O2 Holdings, Ltd, 100% of the share capital of the UK company, Airwave O2, Ltd, for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date). The sale produced a gain of 1,296 million euros, recognized under “Other income” in the accompanying consolidated income statement (see Note 19).

b)	Sale of shareholding in Endemol Investment Holding, B.V.

In May 2007, Telefónica, S.A. signed an agreement to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. to a consortium owned by Mediacinco Cartera, S.L., Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P, for 2,629 million euros. The transaction was carried out on July 3, producing a gain of 1,368 million euros, recognized under “Other income” in the accompanying consolidated income statement (see Note 19).

c)	Acquisition of indirect shareholding in Telecom Italia

On April 28, 2007, Telefónica, S.A., together with its partners Assicurazioni Generali, S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A. and Sintonía, S.A. (Benetton), entered into a “Co-Investment Agreement” and “Shareholders Agreement” which established the terms and conditions of their acquisition of an indirect shareholding in Telecom Italia, S.p.A. through an Italian company, called Telco, S.p.A., in which Telefónica has a 42.3% interest. Both agreements were modified on October 25, 2007 to include the Assicurazioni Generali Group companies and the “Shareholders Agreement” was further amended on November 19, 2007.

On October 25, 2007 Telco, S.p.A. acquired 100% of Olimpia, S.p.A., which held 17.99% of the voting shares of Telecom Italia, S.p.A. Also on that date, Assicurazioni Generali S.p.A. (together with its group companies Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G. and Generali Vie S.A.) and Mediobanca S.p.A. contributed a total share of 5.6% of Telecom Italia S.p.A.’s voting shares (4.06% and 1.54%, respectively) to Telco S.p.A.

The Telefónica Group accounts for its investment in Telco, S.p.A. using the equity method.

On December 10, 2007, an agreement was reached to takeover and merge Olimpia S.p.A. into Telco S.p.A., making Telco S.p.A.’s entire stake in the voting shares of the Italian operator (23.6%) direct and leaving Telefónica with an indirect holding in the voting shares of Telecom Italia S.p.A. of 9.98% (6.88% of the dividend rights) for 2,314 million euros.

The “Shareholders Agreement” signed on April 28, 2007 contained a general clause whereby both Telefónica, at the shareholders meetings of Telco S.p.A. and Telecom Italia S.p.A, and the Telefónica directors appointed to the companies’ respective boards, would abstain from participating in and voting at the meetings dealing with issues regarding the operations of telecommunications services by companies controlled by Telecom Italia S.p.A., in countries where there are legal or regulatory restrictions on the exercise of voting rights by Telefónica.

Therefore, as indicated above, on November 19, 2007 the partners expanded on and detailed the Shareholders Agreement, as well as the bylaws of Telco S.p.A., to include the specific limitations imposed by the Brazilian telecommunications regulator (Agência Nacional de Telecomunicações, “ANATEL”), as initially posted on its website on October 23, 2007 and subsequently published on November 5, 2007 as ANATEL’s “Ato” no. 68,276 dated October 31, 2007.

Pursuant to clause 8.5(a) of the “Shareholders Agreement”, on November 6, 2007 Telco, S.p.A. and Telefónica entered into a “Call Option Agreement” giving Telefónica the option to buy shares of Telecom Italia, S.p.A. in the event Telco S.p.A adopted a resolution to sell or pledge shares of Telecom Italia, S.p.A (or rights related to its shares, such as voting rights) by simply majority and Telefónica were the “dissenting party”, under the terms of the “Shareholders Agreement”.

d)	Acquisition of O2

On January 23, 2006, Telefónica, S.A. stated that it had complied with all the requirements of the full takeover offer for O2 plc made on November 21, 2005, finalizing the acquisition of 100% of the company’s shares.

The acquisition of the O2 Group cost 26,135 million euros (17,887 million pounds sterling) (see Note 5). The Telefónica Group includes the O2 Group in the consolidation scope using the full consolidation method from January 31, 2006.

e)	Merger with Telefónica Móviles, S.A.

On July 29, 2006, Telefónica, S.A. took over and merged Telefónica Móviles, S.A., with the dissolution of Telefónica Móviles, S.A. and the block transfer of all its equity to Telefónica, S.A. To cover the share exchange, Telefónica delivered 244,344,012 of its treasury shares to the shareholders of Telefónica Móviles, S.A., representing approximately 7.08% of its share capital at that date (see Note 5).

f)	Colombia de Telecomunicaciones, S.A. (Coltel)

In April 2006, Telefónica Internacional, S.A. acquired 50% plus one share in Colombian company Colombia Telecom, S.A. ESP in public tender for 289 million euros (see Note 5). The Telefónica Group consolidates this company using the full consolidation method.

g)	Sale of Telefónica Publicidad e Información, S.A. (TPI)

In July 2006, Telefónica, S.A. accepted the public takeover bid launched by Yell Group Plc for 100% of the shares of Telefónica Publicidad e Información, S.A. (TPI). It therefore accepted Yell’s bid for the 216,269,764 shares Telefónica owned in TPI, representing 59.905% of the share capital, for a total amount of 1,838 million euros (see Note 18). The gain on the disposal, which amounted to 1,563 million euros, and the results contributed by the TPI Group through June 30, 2006 are recognized under “Profit after taxes from discontinued operations” in the Telefónica Group’s consolidated income statement. In addition, to make the historical information comparable, the Telefónica Group’s 2005 financial statements were restated to present the results of the TPI Group under the same heading (see Note 18).

Comparability of information due to changes in the definition of segments in 2006

As agreed at the Board of Directors’ Meeting held July 26, 2006, the Telefónica Group has modified the segment reporting with respect to the 2005 annual accounts, adapting it to the new regional management model (see Note 4).

(3)	VALUATION CRITERIA

The main valuation methods used in preparing the accompanying consolidated financial statements are as follows:
a)	Translation methodology

The financial statements of the Group’s foreign subsidiaries were translated to euros at the year-end exchange rates, except for:
1.	Capital and reserves, which were translated at historical exchange rates.

2.	Income statements, which were translated at the average exchange rates for the year.

3.	Cash flow statements, which were translated at the average exchange rate for the year.

Goodwill and balance sheet items remeasured to fair value when a stake is acquired in a foreign operation are recognized as assets and liabilities of the company acquired and therefore translated at the year-end exchange rate.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated balance sheets, net of the portion of said differences attributable to minority interests, which is shown under “Equity — Minority interests.” When a foreign operation is sold, totally or partially, or contributions are reimbursed, cumulative translation differences since January 1, 2004 -the IFRS transition date- recognized in equity are taken proportionally to the income statement as a gain or loss on the disposal.

b)	Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated to euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.

All realized and unrealized exchange gains or losses are included in the income statement for the year, with the exception of gains or losses arising from specific-purpose financing of foreign currency investments in investees designated as hedges of foreign currency risk to which these investments are exposed (see Note 3 i), and exchange gains or losses on intra-group loans considered part of investment in the foreign operation, which are recorded under “Translation differences” in the consolidated balance sheet.

c)	Goodwill

For acquisitions ocurring after January 1, 2004, the IFRS transition date, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary, associate or joint venture. After the initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

In the transition to IFRS, Telefónica availed itself of the exemption allowing it not to restate business combinations taking place before January 1, 2004. As a result, the accompanying consolidated balance sheets include goodwill, net of amortization deducted until December 31, 2003, arising before the IFRS transition date, from the positive consolidation difference between the amounts paid to acquire shares of consolidated subsidiaries, and their carrying amounts plus increases in the fair value of assets and liabilities acquired.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable.

The potential impairment loss is determined based on the recoverable amount of the cash-generating unit (or group of cash generating units) to which the goodwill is allocated when it arises. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).

d)	Intangible assets

“Intangible assets” are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed on a case-by-case basis to be either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever there is an indication that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently in the event of indications that their carrying amount may not be recoverable (see Note 3 f).

The Company’s management reassesses the indefinite useful life classification of these assets each year.

Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.

Research and development expenses

Research costs are expensed as incurred. Costs incurred in developing new products to be marketed or used for the Group’s own network, and whose future economic viability is reasonably certain, are capitalized and amortized on a straight-line basis over the period during which the related project is expected to generate economic benefits, starting upon its completion.

Recoverability is considered to be reasonably assured when the Group can demonstrate the technical feasibility of completing the intangible asset, whether it will be available for internal use or sale, its intention to complete and its ability to use or sell the asset and how the asset will generate future economic benefits.

As long as intangible assets developed internally are not in use, the associated capitalized development costs are tested for impairment annually, and more frequently if there are indications that carrying amount may not be fully recoverable. Costs incurred in connection with projects that are not economically viable are charged to the consolidated income statement for the year in which this circumstance becomes known.

Administrative concessions

These relate to the acquisition cost of the licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and to the value assigned to licenses held by certain companies at the time they were included in the Telefónica Group.

These concessions are amortized on a straight-line basis over the duration of related licenses from the moment commercial exploitation commences.

Customer base

This represents the allocation of acquisition costs attributable to customers acquired in business combinations. Amortization is recognized on a straight-line basis over the estimated period of the customer relationship.

Industrial property and software

These items are stated at cost and are amortized on a straight-line basis over their useful life, generally estimated at three years.

e)	Property, plant and equipment

Property, plant and equipment is stated at cost less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.

Cost includes external and internal costs comprising warehouse materials used, direct labor used in installation work and the allocable portion of the indirect costs required for the related investment. The latter two items are recorded as revenues under “Internal expenditures capitalized” and “Other income.” Cost includes, where appropriate, the estimate of decommissioning, withdrawal and site reconditioning costs when they correspond to obligations arising as a result of the use of the related assets

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets at the Telefónica Group are those assets that require preparation of at least 18 months for their intended use or sale.

The costs of expansion, modernization or improvement leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized when recognition requirements are met.

Upkeep and maintenance expenses are expensed as incurred.

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount at each year end, whenever there are indications that the assets’ carrying amount may not be fully recoverable through the generation of sufficient revenues to cover all the costs and expenses. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 3 f).

The Group’s subsidiaries depreciate their property, plant and equipment once they are in full working condition using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Years of
estimated
useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10
Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted prospectively at each financial year end, if necessary.

f)	Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are evaluated at each balance sheet date for indications of impairment losses. Wherever such indications exist, or for assets requiring annual impairment testing, the Company estimates the asset’s recoverable value as the higher of fair value less costs to sell or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the time value of money and the risks specific to the asset. An asset is considered to be impaired when its recoverable amount is less than its carrying amount. In this case, the carrying amount is written down to the recoverable amount and the resulting loss is taken to the income statement. Future depreciation charges are adjusted for the new carrying amount for the asset’s remaining useful life. The Company carries out asset impairment tests on an individual asset basis, except when the cash flows generated by the assets are not independent of those from other assets (cash-generating units).

The Company bases the calculation of impairment on the business plans of the various cash-generating units to which the assets are allocated. These business plans generally cover five years. For longer periods, an expected constant or decreasing growth rate is applied to the projections based on these plans from the fifth year.

Pre-tax discount rates adjusted for country and business risks are applied. The Company used the following rates in 2007 and 2006:

Rates	2007	2006
Businesses in Spain	7.0%-11.3%	7.0%-10.6%
Businesses in Latin America	8.1%-18.6%	7.7%-17.6%
Businesses in Europe	7.7%-8.1%	7.2%-9.1%

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has been decreased, a new estimate of recoverable amount is made. A previously recognized impairment loss is only reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. This revised amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Impairment losses relating to goodwill cannot be reversed in future periods.

g)	Leases

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the Telefónica Group to the use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the life of the lease.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income over the lease term.

h)	Investments in associates

The Telefónica Group’s investments in companies in which it has significant influence (either through a presence on the Board of Directors or through agreements with shareholders), but which are neither a subsidiary nor a joint venture, are accounted for using the equity method. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its equity.

i)	Financial assets and liabilities

Financial assets

All typical way purchases and sales of financial assets are recognized on the balance sheet on the trade date, which is the date that the Group commits to purchase or sell the asset. The Telefónica Group classifies its financial instruments into four categories for initial recognition purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. Where appropriate, the Group re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category “financial assets at fair value through profit or loss” and presented as current assets. All derivatives fall under this category, unless they are designated as effective hedging instruments. The Group also classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases. Also in this category are financial assets for which an investment and disposal strategy have been designed based on their fair value. Financial instruments included in this category are recorded at fair value and are remeasured at subsequent reporting dates at fair value, with any realized or unrealized gains or losses taken to the income statement.

Financial assets with a fixed maturity that the Company has the positive intention and ability (legal and financial) to hold until then are classified as held-to-maturity and presented as “Current assets” or “Non-current assets,” depending on the time left until settlement. Financial assets falling into this category are carried at amortized cost using the effective interest rate method, with gains and losses recognized in the income statement at settlement or upon impairment, as well as due to scheduled amortization.

Financial assets which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest-rate movements are classified as available-for-sale. These instruments are recorded as “Non-current assets” unless it is probable and feasible that they will be sold within 12 months. Available-for-sale investments are measured at fair value. Gains or losses arising from changes in fair value are recognized in equity until the asset is derecognized or is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is taken to the income statement. Dividends from available-for-sale shareholdings are taken to the income statement once the Company has the right to receive the dividend. Fair value is determined in accordance with the following criteria:

1.	Listed securities on active markets:

Fair value is considered to be the market value on the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by referring to comparable transactions. When fair value cannot be determined reliably, these investments are carried at cost.

Loans and receivables include financial assets that are not traded on organized markets and do not fall into any of the previous categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are taken to the income statement when the assets are derecognized or determined to be impaired, as well as due to scheduled amortization.

Trade receivables are recognized at original invoice amount less an allowance for uncollectible amounts. A provision is made when there is objective evidence that the Group will not be able to collect the debts. The provision is calculated as the difference between the carrying amount of the doubtful trade receivables and their recoverable amount. As a general rule, short-term commercial bills are not discounted.

Financial instruments are subject to impairment testing at each balance sheet date. If there is objective evidence that an impairment loss on a financial asset carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future losses that have not been incurred), discounted at the financial asset’s original effective interest rate. If there is objective evidence that an available-for-sale financial instrument is impaired, an amount comprising the difference between its cost (net of any principal payments and amortization) and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from equity to the income statement.

Financial assets are only fully or partially derecognized where:
1.	The rights to receive cash flows from the asset have expired;

2.	The Company has assumed an obligation to pay the cash flows received from the asset to a third party; or

3.	The Company has transferred its rights to receive cash flows from the asset to a third party, transferring substantially all the risks and rewards of the asset.
Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less. These items are stated at historical cost, which does not differ significantly from realizable value.

For the purpose of the consolidated cash flow statement, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Preferred stock

Preferred shares are classified as a liability or equity instrument depending on the issuance terms. A preferred share issue is considered equity only when the issuer is not obliged to give cash or another financial instrument in the form of either principal repayment or dividend payment, whereas it is recorded as a financial liability on the balance sheet whenever the Telefónica Group does not have the right to avoid cash payments.

Interest-bearing debt

These debts are recognized initially at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing debt is subsequently measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Telefónica Group has full discretion to defer settlement for at least another 12 months from the balance sheet date.

Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender under substantially different terms, such an exchange is treated as a derecognition of the original liability and the recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognized at fair value, normally equivalent to cost. Their carrying amounts are subsequently remeasured at fair value. Derivatives are recorded as assets when the fair value is positive and as liabilities when the fair value is negative. They are classified as current or non-current depending on whether they fall due within less than or after one year, respectively. Derivatives that meet all the criteria for consideration as instruments hedging long-term items are recorded as non-current assets when fair value is positive and liabilities when fair value is negative.

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

The Group designates certain derivatives as:
1.	Fair value hedges, when hedging the exposure of changes in the fair value of a recognized asset or liability;

2.
Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; or

3.	Hedges of net investment in a foreign operation.
A hedge of a foreign currency risk of a firm commitment is accounted for as either a fair value or a cash flow hedge.

Changes in fair value of derivatives that qualify as fair value hedges are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The portion considered ineffective is recognized immediately in income. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial measurement of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designed to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a way similar to cash flow hedges.

The application of the Company’s corporate risk-management policies could result in financial risk-hedging transactions that make economic sense, yet are not strictly IFRS compliant for hedge accounting. Alternatively, the Group may opt not to apply hedge accounting criteria in certain instances. In these cases, following the general rule, gains or losses resulting from changes in the fair value of derivatives are recognized directly in to the income statement. Transactions used to reduce the exchange rate risk relating to the income contributed by foreign subsidiaries are not treated as hedging transactions.

From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. This documentation includes identification of the hedge instrument, the hedged asset, liability or transaction and the nature of the risk hedged. In addition, it states the manner in which hedge effectiveness, i.e. the extent to which the hedge instrument offsets any changes in the underlying hedged item’s fair value or cash flows that can be attributed to the risk hedged, is measured. Its effectiveness is measured, prospectively and retroactively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are taken immediately to profit and loss.

The fair value of the derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities.

j)	Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

When the cash flows associated with the purchase of inventory are effectively hedged, the corresponding gains and losses accumulated in equity become part of the cost of the inventories acquired.

Obsolete, defective or slow-moving inventories have been written down to estimated net realizable value. The recoverable amount of inventory is calculated based on the inventory’s age and turnover.

k)	Treasury shares

Treasury shares are stated at cost and as a reduction to equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

l)	Provisions

Pensions and other employee obligations

Provisions required to cover the accrued liability for defined benefit pensions are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on market yield curves. Plan assets are measured at fair value. Actuarial gains and losses are recognized immediately in equity.

For defined-contribution pension plans, the obligations are limited to the payment of the contributions, which are taken to the income statement as accrued.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a realiable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recorded as an interest expense.

m)	Share-based payments

The Group has compensation systems linked to the market value of its shares, providing employees share options. Certain compensation plans are settled in cash or shares, at the option of the beneficiary, while others are settled via the delivery of shares.

In accordance with the transition to IFRS, share-based payment schemes granted prior to November 7, 2002 are measured in accordance with the criteria applied before the application of IFRS 2, consisting of recording a provision evenly throughout the duration of the plan based on the best estimate of the net future expenditure required to settle the obligation in accordance with its terms and conditions.

The following criteria are applied to share-based payment schemes granted after November 7, 2002:

Option plans that can be cash-settled or equity-settled at the option of the employee are recognized at the fair value on the grant date and divided into the liability and equity components of the compound instrument granted. Considering the terms and conditions of the share option plan, the fair value of each component is the same and, accordingly, the accounting treatment of plans of this nature is that established for cash-settled transactions. In these, the total cost of the rights granted is expensed over the vesting period with recognition of a corresponding liability. The total cost of cash-settled transactions is measured initially at fair value at the grant date using the Black-Scholes formula, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Company reviews its estimate of fair value and the number of options it expects to be exercised, remeasuring the liability, with any changes in fair value recognized in profit or loss.

For equity-settled share option plans, fair value at the grant date is measured using a binomial model or benchmark securities. The cost is recognized, together with a corresponding increase in equity, over the vesting period. At each subsequent reporting date, the Company reviews its estimate of the number of options it expects to be exercised, with a corresponding adjustment to equity.

n)	Corporate income tax

This heading in the accompanying consolidated income statement includes all the expenses and credits arising from the corporate income tax levied on the Spanish Group companies and similar taxes applicable to the Group’s foreign operations.

The income tax expense of each year includes both current and deferred taxes, if any.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted at the balance sheet date.

Deferred taxes are calculated based on balance sheet analysis of the temporary differences generated as a result of the difference between the tax bases of the assets and liabilities and their respective carrying amounts.

The main temporary differences arise due to differences between the tax basis and carrying amounts of plant, property and equipment, intangible assets, and non-deductible provisions, as well as differences in the fair value and tax bases of net assets acquired from a subsidiary, associate or joint venture.

Furthermore, deferred taxes arise from unused tax credits and tax loss carryforwards.

The Group determines deferred tax assets and liabilities by applying the tax rates that will be effective when the corresponding asset is received or the liability settled, based on tax rates and tax laws that are enacted (or substantively enacted) at the balance sheet date.

Deferred income tax assets and liabilities are not discounted to present value and are classified as non-current, irrespective of the date of their reversal.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and the necessary adjustments are made if there is uncertainty as to their recoverability. In addition, at each balance sheet date deferred tax assets not previously recognized are reviewed to determine whether they should be recognized to the extent that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities on investments in subsidiaries, branches, associates and joint ventures are not recognized if the parent company is in a position to control the timing of the reversal and if the reversal is unlikely to take place in the foreseeable future.

Income tax relating to items recognized in equity is recognized in equity. Deferred tax assets and liabilities resulting from business combinations are added to or deducted from goodwill.

Deferred tax assets and liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

o)	Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. at the moment the delivery of goods or services represented by them has occurred, regardless of when actual payment or collection occurs.

The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services, value-added services (e.g. text messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).

Revenues from calls carried on Telefónica’s networks (traffic) include an initial call establishment fee plus a rate per call, which varies depending on call length, distance and type of service. Both wireline and wireless traffic are recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue recognized in “Trade and other payables” on the liability side of the balance sheet. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is taken directly to the income statement when the card expires as the Group has no obligation to provide service after this date.

Revenue from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the period of time covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and taken to the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network enlargement expenses, administrative expenses and overhead, are recognized in the income statement as incurred.

Regular fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are rendered.

Interconnection fees from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

In the wireless telephony business there are loyalty campaigns whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is deducted from revenue until the points are exchanged and recognized as net sales or services based on the product or service chosen by the customer. This exchange can be for discounts on the purchase of handsets, traffic or other types of services based on the number of points earned and the type of contract involved. The accompanying consolidated balance sheets include the related provision, based on an estimate of the value of the points accumulated at year end, under “Trade and other payables.”

Bundle packages, which include different elements, are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the different identificable components and apply the corresponding revenue recognition policy to each component. Total package revenue is split among the identified components based on their respective fair values (i.e. the fair value of each component relative to the total fair value of the package).

As the non refundable connection fees may not be separated as identified components of this type of package, any amount received from the customer for this concept is assigned to the other components delivered. However, amounts that are contingent upon delivery of other components that have not been delivered may not be assigned to the other components delivered.

All expenses related to bundled promotional packages are taken to the income statement as incurred.

p)	Use of estimates

The main assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment on the carrying amounts of assets and liabilities within the the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates are based could have a material impact on the Group’s results and financial position.

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

When an item of property, plant and equipment or an intangible asset is considered to be impaired, the corresponding loss is taken to the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as the reasons for the potential loss. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income tax

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred taxes, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate classification of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources will be required and the amount of the liability can be measured reliably. This obligation may be legal or constructive, deriving from inter alia regulations, contracts, normal practices or public commitments that lead third parties to reasonably expect that the Group will assume certain responsibilities. The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the balance sheet date, including the opinions of independent experts such as legal counsel or consultants.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Connection fees

Connection fees, generated when customers connect to the Group’s network, are deferred and recognized as revenue over the average estimated customer relationship period.

The estimate of the average estimated customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is split among the identified components based on their respective fair values.

Determining fair values for each identified component requires estimates that are complex due to the nature of the business.

A change in estimates of fair values could affect the apportionment of revenue among the components and income in future years.

q)	Consolidation methods

The consolidation methods applied are as follows:
•	Full consolidation for companies over which the Company has control, either by exercising effective control or by virtue of agreements with the other shareholders.

•
Proportionate consolidation for companies which are jointly controlled with third parties (joint ventures). Similar items are grouped together such that the corresponding proportion of these companies’ overall assets, liabilities, expenses and revenues and cash flows are integrated line by line into the consolidated financial statements.

•	Equity consolidation for companies in which there is significant influence, but not control or joint control with third parties.

In certain circumstances, some of the Group’s investees may require a qualified majority to adopt certain resolutions. This, together with other factors, is taken into account when selecting the consolidation method.

All material accounts and transactions between the consolidated companies were eliminated on consolidation. The returns generated on transactions involving capitalizable goods or services by subsidiaries with other Telefónica Group companies were eliminated on consolidation.

The financial statements of the consolidated companies have the same financial year end as the parent company’s individual financial statements and are prepared using the same accounting policies. In the case of Group companies whose accounting and valuation methods differed from those of Telefónica, adjustments are made on consolidation in order to present the consolidated financial statements on a uniform basis.

The consolidated income statement and consolidated cash flow statement include the revenues and expenses and cash flows of companies that are no longer in the Group up to the date on which the related holding is sold or the company is liquidated, and those of the new companies included in the Group from the date on which the holding was acquired or the company was incorporated through year end.

Revenues and expenses associated with discontinued operations are presented in a separate line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and that represent a line of business or geographic unit which has been disposed of or is available for sale.

The value of the share of minority interests in the equity and results of the fully consolidated subsidiaries is presented under “Minority interests” on the consolidated balance sheet and income statement, respectively.

r)	Acquisitions and disposals of minority interests

Acquisitions of minority interests

The Telefónica Group treats increases equity investments in companies already controlled by the Group via purchases from minority shareholders by recognizing any difference between the acquisition price and the carrying amount of the minority interest’s participation as goodwill.

Disposals of investments in subsidiaries without relinquishing control

In transactions involving the sale of investments in subsidiaries in which the Group retains control, the Telefónica Group applies a consistent treatment to that described for acquisitions of investments from minority interests. This consists of derecognizing the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price is recognized as a gain or loss in the income statement.

Commitments to acquire minority interests (put options)

Put options granted to minority shareholders of subsidiaries are measured at the exercise price and classified as a financial liability, with a deduction from minority interests on the balance sheet. Where the exercise price exceeds the balance of minority interests, the difference is recognized as an increase in the goodwill of the subsidiary. At each balance sheet date, the difference is adjusted based on the exercise price of the options and the carrying amount of the minority interests.

s)	New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)

The following IFRS and IFRIC interpretations published have been adopted, with effective dates for the year ended December 31, 2007:

Mandatory application:
annual periods
Standards and amendments		beginning on or after

IFRS 7	Financial Instruments: Disclosures	January 1, 2007

IFRS 8	Operating Segments	January 1, 2009

Amendment to IAS 1	Presentation of Financial Statements – Capital Disclosures	January 1, 2007

Guidance for amended IFRS 4		January 1, 2007

Mandatory application:
annual periods
Interpretations		beginning on or after

IFRIC 7	Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies	March 1, 2006

IFRIC 8	Scope of IFRS 2 Share based payment	May 1, 2006

IFRIC 9	Reassessment of Embedded Derivatives	June 1, 2006

IFRIC 10	Interim Financial Reporting and Impairment	November 1, 2006

The Company has opted for the early adoption of IFRS 8 Operating Segments. The adoption of these standards, amendments and interpretations has not had a significant impact on the Company’s financial position or its consolidated results in the initial period of application, although it has entailed new disclosures in the accompanying consolidated financial statements.

At the date of preparation of the consolidated financial statements, the following IFRS and IFRIC interpretations have been published, but their application is not mandatory:

Mandatory application:
annual periods beginning
Standards and amendments		on or after

Amendment to IAS 23	Borrowing Costs	January 1, 2009 (*)

Amendment to IAS 1	Revised Presentation of Financial Statements	January 1, 2009

Amendments to IAS 32 and IAS 1	Puttable instruments and Obligations Arising on Liquidation	January 1, 2009

Revised IFRS 3	Business Combinations	July 1, 2009

Amendment to IAS 27	Consolidated and Separate Financial Statements	July 1, 2009

Amendment to IFRS 2	Share-based Payment – Vesting Conditions and Cancellations.	January 1, 2009

Mandatory application:
annual periods beginning
Interpretations		on or after

IFRIC 11	Group and Treasury Share Transactions	March 1, 2007

IFRIC 12	Service Concession Arrangements	January 1, 2008

IFRIC 13	Customer Loyalty Programs	July 1, 2008

IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	January 1, 2008

(*)	Borrowing costs related to qualifying assets as of January 1, 2009.
The Group estimates that the application of the aforementioned standards, amendments and interpretations will not have a significant impact on its consolidated financial statements.
(4)	SEGMENTED REPORTING

At its meeting of July 26, 2006, the Board of Directors of Telefónica agreed to restructure the Company’s management to adapt to a new regional, integrated management model.

Combining the wireline and wireless telephony services underscores the need to manage the business by region in order to offer customers the best integrated solutions and support wireless-wireline convergence.

This vision prompted the Group to create three large business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, with each overseeing the integrated business. This forms the basis of the segment reporting in these consolidated financial statements.

Telefónica Spain oversees the wireline and wireless telephony, broadband, internet, data, broadband TV, valued added services activities and their development in Spain.

Telefónica Latin America oversees the same businesses in Latin America.

Telefónica Europe oversees the wireline, wireless, broadband, value added services and data businesses in the UK, Germany, the Isle of Man, Ireland, the Czech Republic and the Republic of Slovakia.

The Telefónica Group is also involved in media and contact center businesses through investments in Telefónica de Contenidos and Atento, included under “Other and inter-group eliminations” together with the consolidation adjustments.

The segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment.

The Telefónica Group manages its borrowing activities and tax implications centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses breakdown by reportable segments.

Inter-segment transactions are carried out at arm’s length prices.

Key information for these segments is as follows:

2007
		Telefónica		Other &
	Telefónica	Latin	Telefónica	inter-group
Millions of euros	Spain	America	Europe	eliminations	Total
External sales	20,423	19,901	14,417	1,700	56,441

Inter-segment sales	260	177	41	(478)	—

Other operating income and expenses	(11,235)	(12,957)	(9,481)	(**) 56	(33,617)

OIBDA (*)	9,448	7,121	4,977	1,278	22,824

Depreciation and amortization	(2,381)	(3,559)	(3,386)	(110)	(9,436)

OPERATING INCOME	7,067	3,562	1,591	1,168	13,388

INVESTMENT IN PP&E	2,381	3,343	2,125	178	8,027
INVESTMENT IN ASSOCIATES	95	70	—	3,023	3,188
NON-CURRENT ASSETS	14,451	23,215	31,658	1,226	70,550

TOTAL ALLOCATED ASSETS	34,423	37,618	39,144	(5,312)	105,873

TOTAL ALLOCATED LIABILITIES	22,014	22,205	10,215	28,584	83,018

(*)
For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group segment.

(**)	“Other operating income and expenses” for the “Other & inter-group eliminations” segment includes the 1,368 million euro gain on the sale of Endemol (see Note 2).

2006
				Other &
	Telefónica	Telefónica	Telefónica	inter-group
Millions of euros	Spain	Latin America	Europe	eliminations	Total
External sales	19,565	17,932	13,124	2,280	52,901

Inter-segment sales	186	156	35	(377)	—

Other operating income and expenses	(11,104)	(11,517)	(9,451)	(1,703)	(33,775)

OIBDA (*)	8,647	6,571	3,708	200	19,126

Depreciation and amortization	(2,533)	(3,671)	(3,399)	(101)	(9,704)

OPERATING INCOME	6,114	2,900	309	99	9,422

INVESTMENT IN PP&E	2,304	2,811	2,552	343	8,010
INVESTMENT IN ASSOCIATES	57	20	—	882	959
NON-CURRENT ASSETS	14,664	23,373	35,889	2,459	76,384

TOTAL ALLOCATED ASSETS	30,790	37,705	41,651	(1,164)	108,982

TOTAL ALLOCATED LIABILITIES	20,855	23,674	10,021	34,431	88,981

(*)
For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group segment.

2005
				Other &
	Telefónica	Telefónica	Telefónica	inter-group
Millions of euros	Spain	Latin America	Europe	eliminations	Total
External sales	18,936	15,256	1,308	1,883	37,383

Inter-segment sales	169	133	8	(310)	—

Other operating income and expenses	(10,235)	(9,876)	(819)	(1,397)	(22,327)

OIBDA (*)	8,870	5,513	497	176	15,056

Depreciation and amortization	(2,804)	(3,461)	(364)	(64)	(6,693)

OPERATING INCOME	6,066	2,052	133	112	8,363

INVESTMENT IN PP&E	2,134	2,664	145	525	5,468
INVESTMENT IN ASSOCIATES	48	26	—	1,590	1,664
NON-CURRENT ASSETS	11,771	24,333	6,439	2,236	44,780

TOTAL ALLOCATED ASSETS	28,969	37,714	6,993	(502)	73,174

TOTAL ALLOCATED LIABILITIES	22,337	23,088	1,511	10,080	57,016

(*)
For the presentation of the segment reporting, revenue and expenses arising from the use of the trademark and that do not affect the Group’s consolidated results have been eliminated from the operating results of each Group segment.

The breakdown of external sales by the main countries in which the Group operates is as follows:

	Millions of euros
Country	2007	2006	2005
Telefónica Spain	20,423	19,565	18,936

Brazil	7,855	7,412	6,691
Argentina	2,249	2,149	1,843
Venezuela	2,391	2,040	1,439
Chile	1,799	1,711	1,528
Peru	1,496	1,414	1,287
Colombia	1,564	1,178	769
Mexico	1,439	999	801
Remainder of Telefónica Latin America segment	1,108	1,029	898

Telefónica Latin America	19,901	17,932	15,256

UK	7,665	6,720	—
Germany	3,509	3,310	—
Ireland	966	870	—
Czech Republic	2,233	2,130	1,308
Remainder of Telefónica Europe segment	44	94	—

Telefónica Europe	14,417	13,124	1,308

Other & inter-group eliminations	1,700	2,280	1,883

Total external sales	56,441	52,901	37,383

The breakdown of services rendered by the main countries where the Group operates is as follows:

	2007		2006		2005
Millions of euros	Wireline	Wireless	Wireline	Wireless	Wireline	Wireless
SPAIN	10,908	8,755	10,603	8,276	10,500	7,857

BRAZIL	5,537	2,079	5,490	1,710	4,902	1,600

ARGENTINA	906	1,341	895	1,252	837	1,005

VENEZUELA	—	2,390	—	2,040	—	1,438

CHILE	930	860	964	717	919	580

PERU	964	529	1,046	364	1,016	268

COLOMBIA	704	858	400	775	19	749

MÉXICO	—	1,421	—	980	—	771

UK	—	7,665	—	6,721	—	—

GERMANY	—	3,509	—	3,310	—	273

CZECH REPUBLIC	1,082	1,194	1,072	1,090	540	495

IRELAND	—	966	—	870	—	—

(5)	BUSINESS COMBINATIONS AND ACQUISITIONS OF MINORITY INTERESTS
Business combinations:
No significant acquisitions were carried out in 2007. Changes to the consolidation scope in the year are included in Appendix I.
The main business combinations carried out in 2006 were the following:
a)	Acquisition of O2
As indicated in Note 2, from February 1, 2006, the Telefónica Group has included the financial statements of O2 plc following the acquisition which began in 2005 and was completed on January 23, 2006. O2 plc mainly engages in the provision of wireless telephony services in the UK, Germany and Ireland.
In 2006, the purchase price was allocated to the assets acquired and the liabilities and contingent liabilities assumed. These amounts were determined using generally accepted measurement methods for each type of asset and/or liability based on the best information available.
The methods and assumptions used to determine the fair values were the following:
Licenses
The fair value was determined using the Greenfield method, which consists of measuring an asset based on the valuation of a hypothetical newly created company that starts its business with no assets except the asset being measured. Since the hypothetical company has no other assets, the value of the license must equal enterprise value.
A combined business plan is drawn up considering the licenses available, as the net cash flows from each of its businesses cannot be determined individually for each license.
This conclusion is based on the following assumptions, on the customer’s indiscriminate use of the various networks without receiving itemized bills for the use of each, no differentiation is made between voice revenues, innovations gradually reduce the technological separation between the different licenses and the same infrastructure is used and a managed and evaluated operation is considered an integrated operation.
Customer base
The customer base was measured using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the present value of future cash flows of the future economic benefits attributable to the customer base. To estimate the remaining useful life of the customer base, the life of the customer relationship was analyzed using a churn method based on actuarial techniques.

The aim of the analysis of lives was to estimate a survival curve that predicted future churn rates related to the current customer base. A typical analysis begins with determining a partial trend curve based on a historical study of customer retention data. These curves were compared to studies of standard complete survival curves obtained from in-depth studies of trends. The comparison allows us to determine which of the standard trends more closely resembles our customer base and then to assign it a remaining useful life.
Trademark
The fair value of the trademark was measured according to the “relief-from-royalty” method. This method measures the value of the asset by capitalizing the royalties saved by owning intellectual property. In this respect, the owner of the trademark obtains a benefit for owning the intangible asset, rather than having to pay royalties for its use. The royalties saved are determined by applying a market royalty rate (expressed as a percentage of income) to the future expected revenues from the sale of the product or service related to the intangible asset. The market royalty rate, normally expressed as a percentage of net income, is the rate a knowledgeable, willing owner would charge a knowledgeable, willing user for use of the asset in an arm’s length transaction.
Property, plant and equipment
These assets were measured using the depreciated replacement cost method, which measures the asset by the sum of the costs necessary to replace the asset. The estimate of the replacement cost is based on the price of the asset, including its installation.
This process led to the identification of the fair values of the acquired companies’ assets and liabilities.
The carrying amounts, fair values, goodwill and acquisition prices of the assets and liabilities acquired in this process at the acquisition date were the following:

	O2 plc Group
	Carrying
Millions of euros	amount	Fair value
Intangible assets	6,320	14,463
Goodwill	4,691	N/A
Property, plant and equipment	6,003	5,743
Other non-current assets	1	825
Other current assets	3,615	3,615

Financial liabilities	(2,101)	(2,170)
Deferred tax liabilities	(29)	(2,466)
Other liabilities and current liabilities	(3,191)	(3,191)

Net asset value	15,309	16,819
Acquisition cost		26,135

Goodwill (Note 7)		9,316

The impact of this acquisition on cash and cash equivalents in 2006 was the following:

Millions of euros	O2 plc Group
Cash and cash equivalents of the companies acquired	1,316

Cash paid in the acquisition plus related costs	26,135

Total net cash outflow	24,819
24,869 million euros of the acquisition cost of the O2 Group were paid in 2006 and the remainder had been paid in 2005.
b)	Acquisition of Colombia de Telecomunicaciones, S.A., ESP
In addition, the Company acquired 50% plus one share of Colombian wireline operator Colombia de Telecomunicaciones, S.A. in April 2006 and signed a commitment to acquire the remaining shares, carrying out the purchase price allocation.

	Colombia de
	Telecomunicaciones, S.A., ESP
	Carrying
Millions of euros	amount	Fair value
Intangible assets	155	160
Property, plant and equipment	880	880
Other non-current assets	485	485
Other current assets	588	588

Financial liabilities	(1,881)	(1,881)
Deferred tax liabilities	343	343
Other liabilities and current liabilities	(757)	(757)

Net asset value	(187)	(182)
Commitment to acquire minority interests (see Note 21)		(289)

Acquisition cost		289

Goodwill (Note 7)		760

The impact of this acquisition on cash and cash equivalents in 2006 was the following:

Colombia de
Telecomunicaciones, S.A.,
Millions of euros	ESP
Cash and cash equivalents of the companies acquired	328

Cash paid in the acquisition plus related costs	289

Total net cash outflow	(39)
The contributions to operating income by the O2 plc Group and Colombia de Telecomunicaciones, S.A., ESP in 2006 from the date of acquisition were 73 and 100 million euros, respectively.
Pro-forma data for 2006 assuming these acquisitions had taken place at the beginning of the year is as follows:

Unaudited	Millions of euros
Revenue	53,819

Profit for the year	6,346

Basic earnings per share	1.33
The unallocated portion after the purchase price allocations in the transactions described above was recognized as goodwill in the accompanying consolidated balance sheet and relates to the economic benefits the acquired company is expected to generate in the future, in addition to other non-identifiable elements, such as workforce, geographic expansion and potential synergies arising from the merger of its operations with those of the Group.
Acquisitions of minority interests:
In 2007, the put option held by companies of the Banco Bilbao Vizcaya Argentaria, S.A. group (BBVA) on 8.65% of Atento, N.V. was exercised. The value of the stake was determined to be 70 million euros. Following this acquisition, Telefónica owns 100% of Atento N.V.

In addition, pursuant to the terms of this contract, the price may be adjusted if prior to April 1, 2008:
(a)
the shares of Atento N.V. were admitted to trading, in which case the share price of Atento N.V. would be adjusted (i) to the price per share of Atento N.V. for institutional investors in the public offering and/or subscription for the admission to trading, or (ii) the value allocated to the shares for their admission to trading in the securities markets,

(b)
there is a filing of a significant event, prior communication or prospectus of public offering or subscription in relating to the admission to trading of the shares on the securities markets, in which case the price will be adjusted to the prices, once set, referred to in (a) above, or,

(c)	the shares are transferred to a third party, in which case the price of the purchase-sale agreement will be adjusted to price per share of this transfer.
The amount resulting from the price adjustment will be paid to Telefónica or BBVA as appropriate.
The merger between Telefónica, S.A. and Telefónica Móviles, S.A. was completed in July 2006. The transaction resulted in the acquisition of 7.08% of Telefónica Móviles, SA. held by minority interests (see Note 2).
The difference between the company’s equity and the market value used to determine the exchange ratio was 2,998 million euros and was recognized in “Goodwill” in the accompanying consolidated balance sheet (Note 7).

(6)	INTANGIBLE ASSETS
The breakdown and movements in “Intangible assets” in 2007 and 2006 is the following:

	Millions of euros
							Exclusion
	Balance at				Translation	Inclusion of	of	Balance at
	12/31/06	Additions	Disposals	Transfers	differences	companies	companies	12/31/07
Cost:
Development costs	1,430	117	—	(23)	(3)	—	—	1,521
Administrative concessions	12,733	112	(3)	8	(281)	134	—	12,703
Industrial property and software	7,333	856	(89)	70	40	3	(1)	8,212
Customer base	6,195	—	—	232	(202)	34	(639)	5,620
Other intangible assets	2,734	250	(10)	(233)	(124)	—	(38)	2,579

Total gross intangible assets	30,425	1,335	(102)	54	(570)	171	(678)	30,635

Accumulated amortization:
Development costs	1,330	74	—	(60)	—	—	—	1,344
Administrative concessions	2,285	776	—	17	(45)	—	—	3,033
Industrial property and software	4,621	1,204	(78)	(36)	37	—	(1)	5,747
Customer base	973	644	—	(29)	(59)	—	(62)	1,467
Other intangible assets	455	241	(8)	79	(26)	—	(21)	720

Total accumulated amortization	9,664	2,939	(86)	(29)	(93)	—	(84)	12,311

Provisions for impairment	3	—	—	1	—	—	—	4

Net intangible assets	20,758	(1,604)	(16)	82	(477)	171	(594)	18,320

	Millions of euros
							Exclusion
	Balance at				Translation	Inclusion of	of	Balance at
	12/31/05	Additions	Disposals	Transfers	differences	companies	companies	12/31/06
Cost:
Development costs	1,338	96	—	(1)	(3)	—	—	1,430
Administrative concessions	6,027	18	(82)	90	(236)	6,919	(3)	12,733
Industrial property and software	5,620	846	(168)	421	(104)	828	(110)	7,333
Customer base	1,533	—	—	—	71	4,591	—	6,195
Other intangible assets	399	272	(39)	(333)	100	2,340	(5)	2,734

Total gross intangible assets	14,917	1,232	(289)	177	(172)	14,678	(118)	30,425

Accumulated amortization:
Development costs	1,257	73	—	—	—	—	—	1,330
Administrative concessions	1,686	731	(80)	(4)	(45)	—	(3)	2,285
Industrial property and software	3,742	1,186	(158)	3	(78)	—	(74)	4,621
Customer base	307	695	—	—	(29)	—	—	973
Other intangible assets	43	393	(38)	(4)	66	—	(5)	455

Total accumulated amortization	7,035	3,078	(276)	(5)	(86)	—	(82)	9,664

Provisions for impairment	5	—	(2)	—	—	—	—	3

Net intangible assets	7,877	(1,846)	(11)	182	(86)	14,678	(36)	20,758

In “Additions,” the main additions in both 2007 and 2006 relate to investments in software.
“Exclusion of companies” in 2007 consists of the disposal of Airwave and Endemol, for net amounts of 577 million euros and 17 million euros, respectively.

The principal changes in 2006 correspond to the inclusions of the O2 Group and Colombia de Telecomunicaciones, S.A., ESP in the consolidation scope, which led to increases in the cost of the assets of 14,463 million and 160 million euros, respectively (see Note 5).
“Exclusions of companies” in 2006 includes the disposal of the TPI Group for 118 million euros of intangible assets and 82 million euros of accumulated amortization.
At December 31, 2007 and 2006, the Company carried intangible assets with indefinite useful lives of 242 and 125 million euros, respectively, related primarily to licenses to operate wireless telecommunications services in Argentina, and of 108 and 134 million euros, respectively, for licenses to use MMDS technology in Brazil.
Intangible assets are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year. There was no impairment recognized in the consolidated financial statements for 2007 or 2006 as a result of these impairment tests.
Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Amortization charges in 2007 and 2006 amounted to 2,939 million and 3,078 million euros, respectively, of which 10 million euros in 2006 correspond to discontinued operations.
“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 1,645 and 1,739 million euros at December 31, 2007 and 2006 (1,330 and 1,579 million euros net of the related accumulated amortization).
(7)	GOODWILL
The movement in this heading assigned to each Group segment was the following:

Millions of euros
				Translation
	Balance at			differences and	Balance at
2007	12/31/06	Acquisitions	Disposals	other	12/31/07
Telefónica Spain	3,234	—	(2)	1	3,233
Telefónica Latin America	5,618	196	—	(290)	5,524
Telefónica Europe	11,469	—	(136)	(503)	10,830
Other	1,418	—	(1,250)	15	183

Total	21,739	196	(1,388)	(777)	19,770

Millions of euros
				Translation
	Balance at			differences and	Balance at
2006	12/31/05	Acquisitions	Disposals	other	12/31/06
Telefónica Spain	215	3,019	—	—	3,234
Telefónica Latin America	5,525	779	(2)	(684)	5,618
Telefónica Europe	1,836	9,430	—	203	11,469
Other	1,334	143	(67)	8	1,418

Total	8,910	13,371	(69)	(473)	21,739

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences.”
Impairment tests carried out by the Directors in 2007 and 2006 did not uncover the need to make any material write-downs to goodwill as recoverable value was higher than carrying amount in all cases at year end.
2007
The main disposals of goodwill relate to the disposals of holdings during the year in Airwave O2, Ltd. and Endemol Investment Holding, B.V. (see Note 2), for 129 million and 1,244 million euros, respectively. Increases in the year mainly related to the acquisition of Brazilian company Navy Tree Participaçoes, S.A., which gave rise to 182 million euros of goodwill (see Appendix I).
2006
In 2006, the additions to goodwill related to the acquision of the following companies:

Millions
of euros
O2 plc Group (Note 5)	9,316
Telefónica Móviles Group (Note 5)	2,998
Colombia de Telecomunicaciones, S.A. (Note 5)	760
Other	297

Total	13,371

(8)	PROPERTY, PLANT AND EQUIPMENT
The breakdown and movement in “Property, plant and equipment” and accumulated depreciation in 2007 and 2006 was the following:

	Millions of euros
				Inclusion	Exclusion
	Balance at			of	of	Translation		Balance at
	12/31/06	Additions	Disposals	companies	companies	differences	Transfers	12/31/07
Cost:
Land and buildings	10,961	183	(235)	—	(42)	(29)	551	11,389
Plant and machinery	73,251	2,483	(3,045)	66	(1,119)	(66)	2,514	74,084
Furniture, tools and other	4,345	470	(139)	1	(65)	(76)	241	4,777

Total PP&E in service	88,557	3,136	(3,419)	67	(1,226)	(171)	3,306	90,250
Construction in progress	2,517	3,245	(13)	6	(348)	(94)	(3,038)	2,275
Advance payments on PP&E	15	18	—	—	—	(2)	(16)	15
Installation materials	345	293	(16)	—	—	(13)	(235)	374

Gross PP&E	91,434	6,692	(3,448)	73	(1,574)	(280)	17	92,914

Accumulated depreciation:
Buildings	3,635	557	(134)	—	(22)	(5)	47	4,078
Plant and machinery	51,171	5,264	(2,945)	—	(409)	134	(29)	53,186
Furniture, tools and other	2,581	676	(120)	—	(46)	(37)	(55)	2,999

Total accumulated depreciation	57,387	6,497	(3,199)	—	(477)	92	(37)	60,263

Provisions for impairment	160	18	(27)	2	—	3	35	191

Net PP&E	33,887	177	(222)	71	(1,097)	(375)	19	32,460

	Millions of euros
				Inclusion	Exclusion
	Balance at			of	of	Translation		Balance at
	12/31/05	Additions	Disposals	companies	companies	differences	Transfers	12/31/06
Cost:
Land and buildings	9,392	153	(39)	395	(35)	(132)	1,227	10,961
Plant and machinery	67,284	2,506	(1,431)	5,208	(1)	(2,064)	1,749	73,251
Furniture, tools and other	3,564	593	(179)	422	(56)	(173)	174	4,345

Total PP&E in service	80,240	3,252	(1,649)	6,025	(92)	(2,369)	3,150	88,557
Construction in progress	1,676	3,208	(16)	750	—	(80)	(3,021)	2,517
Advance payments on PP&E	18	7	—	—	—	—	(10)	15
Installation materials	310	311	(27)	—	—	(11)	(238)	345

Gross PP&E	82,244	6,778	(1,692)	6,775	(92)	(2,460)	(119)	91,434

Accumulated depreciation:
Buildings	2,928	527	(16)	—	(17)	(96)	309	3,635
Plant and machinery	48,793	5,537	(1,342)	—	(1)	(1,472)	(344)	51,171
Furniture, tools and other	2,419	575	(159)	—	(42)	(137)	(75)	2,581

Total accumulated depreciation	54,140	6,639	(1,517)	—	(60)	(1,705)	(110)	57,387

Provisions for impairment	111	83	(32)	—	—	(3)	1	160

Net PP&E	27,993	56	(143)	6,775	(32)	(752)	(10)	33,887

“Exclusion of companies” in 2007 mainly consists of the disposals of Airwave O2, Plc and the Endemol Group for gross amounts of 1,432 and 141 million euros, respectively (1,047 and 50 million euros, respectively, of assets net of depreciation).
“Inclusion of companies” in 2006 mainly consists of the acquisitions of the O2, Plc Group and Colombia de Telecomunicaciones, S.A., ESP in the consolidation scope for 5,743 million and 880 million euros, respectively
(see Note 5).

“Exclusion of companies” in 2006 consists of the disposals of the TPI Group, for a gross amount of 92 million euros, and the accumulated depreciation of 60 million euros at the disposal date.
Among the main investments in 2007 and 2006 were additions by Telefónica de España of 2,381 and 2,304 million euros, respectively. The investments were mostly to develop ADSL, enabling Telefónica de España to post a 22.1% increase in gross ADSL adds, ending the year with 4.5 million end users (compared to 3.7 million at the end of 2006) offering also to users in 2007 an increase in user speeds from 1 Mbps to 3 Mbps. Also worth highlighting in 2007 was Telefónica de España’s continued work on its network transformation to adapt existing loops to FTTx (fiber optic) technology in order to enhance coverage of new services. Now, more than 12% of its loops can handle speeds of over 25 Mbps. Meanwhile, Telefónica Móviles España invested heavily in its UMTS network, raising its 3G coverage rate to 72% of the population by the end of the year.
Other additions in 2007 and 2006 include large investments in Latin America (3,343 and 2,811 million euros, respectively). In the wireless business, highlights include investment to improve and roll out the GSM neworks, mainly in Brazil, Venezuela and Mexico. Investments in the wireline business went mainly to television in Brazil and, above all, Chile, as well as to network transformation to offer higher broadband in Brazil and Colombia.
“Translation differences” reflect the impact of exchange rate movements on opening balances. The effect of exchange rates on movements in the year is included in the appropriate column for each movement.
Depreciation in 2007 and 2006 based on the estimated useful lives of the assets (see Note 3.e) totaled 6,497 and 6,639 million euros, respectively, of which 3 million euros in 2006 corresponded to assets related to discontinued operations.
Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage.
Property, plant and equipment deriving from lease transactions at December 31, 2007 amounted to 1,208 million euros (1,205 million euros at December 31, 2006) (see Note 22).
The net amounts of “Plant, property and equipment” temporarily out of service at December 31, 2007 and 2006 were not significant.

(9)	ASSOCIATES AND JOINT VENTURES
Associates
The breakdown of amounts recognized in the consolidated balance sheet related to transactions with associates is as follows:

	Millions of euros
Description	12/31/07	12/31/06

Investments in associates	3,188	959

Long-term loans to associates	75	73

Short-term loans to associates	45	88

Current payables to associates	84	80

Revenue from operations with associates	148	221

Expenses from operations with associates	27	11
The detail of associates and key financial highlights are:

December 31, 2007	Millions of euros
					Profit
	%	Total	Total	Current	(loss) for	Carrying
COMPANY	Holding	assets	liabilities	revenues	the year	amount	Fair value
Portugal Telecom, S.G.P.S., S.A. (Portugal) (1)	9.16%	13,578	11,249	4,531	1,010	606	839
Lycos Europe, N.V. (Netherlands)	32.10%	209	36	58	38	54	49
Médi Telecom, S.A. (Morocco)	32.18%	1,275	1,023	447	24	91	N/A
Hispasat, S.A. (Spain)	13.23%	645	308	117	25	45	N/A
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (Spain)	50.00%	91	81	7	3	4	N/A
Mobipay España, S.A. (Spain)	13.36%	6	4	2	(2)	—	N/A
Telco, S.p.A. (*) (Italy)	42.30%	8,769	3,645	(1)	(36)	2,314	N/A
Other	N/A	N/A	N/A	N/A	N/A	74	N/A

TOTAL		24,573	16,346	5,161	1,062	3,188	888

(*)	Through this company, Telefónica effectively has an indirect stake in Telecom Italia, S.p.A.’s voting shares of approximately 9.98%, representing 6.88% of the dividend rights.

December 31, 2006	Millions of euros
					Profit
	%	Total	Total	Current	(loss) for	Carrying
COMPANY	Holding	assets	liabilities	revenues	the year	amount	Fair value
Portugal Telecom, S.G.P.S., S.A. (Portugal) (1)	9.84%	13,788	11,035	4,708	862	761	1,106
Lycos Europe, N.V. (Netherlands)	32.10%	168	35	59	3	42	91
Médi Telecom, S.A. (Morocco)	32.18%	1,288	1,106	423	22	59	N/A
Hispasat, S.A. (Spain)	13.23%	585	270	120	25	42	N/A
Sistemas Técnicos de Loterías del Estado, S.A. (Spain)	31.75%	89	12	55	5	24	N/A
Telefónica Factoring Establecimiento Financiero de Crédito, S.A. (Spain)	50.00%	97	87	7	3	5	N/A
Mobipay España, S.A. (Spain)	13.36%	16	5	3	(3)	1	N/A
Ipse 2000, S.p.A. (Italy)	49.67%	41	634	—	(23)	—	N/A
Other	N/A	N/A	N/A	N/A	N/A	25	N/A

TOTAL		16,072	13,184	5,375	894	959	1,197

(1)	Figures for the 12-month period ended September 30.
Fair value was calculated based on the trading price of listed companies.
The movement in “Investments in associates” in 2007 and 2006 was the following:

Investments in associates	Millions of euros
Balance at 12/31/05	1,664

Acquisitions	1
Disposals	(188)
Inclusion of companies	7
Translation differences	(5)
Income (loss)	76
Dividends	(43)
Transfers	(553)

Balance at 12/31/06	959

Acquisitions	2,369
Disposals	(148)
Exclusion of companies	(9)
Translation differences	(3)
Income (loss)	140
Dividends	(218)
Transfers	98

Balance at 12/31/07	3,188

“Additions” at December 31, 2007 and 2006 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I and Note 2). The figure for 2007 includes the acquisition of an indirect holding in Telecom Italia through the investment in Telco, S.p.A. for 2,314 million euros.

Disposals in 2007 include the disposal of a 1.809% stake in Portugal Telecom, S.G.P.S., S.A. Telefónica’s stake in this company following the disposal and the capital decrease carried out by Portugal Telecom in 2007 is 9.16%.
Among dividends in 2007 were those paid by Portugal Telecom, S.G.P.S., S.A., consisting of a cash and non-cash dividend via the distribution of 0.176067 shares of Portugal Telecom Multimedia S.G.P.S., S.A. per share of Portugal Telecom S.G.P.S., S.A. held. Therefore, Telefónica received a total of 16,879,406 shares of this company, representing 5.46% of its share capital. These shares were classified as available-for-sale financial assets at the end of 2007 (see Note 13). These shares had a total market value at the date of distribution of 155 million euros.
In 2006, Telefónica tendered shares in the takeover bid for Sogecable, reducing its equity ownership interest in the company from 23.83% to 17.26%. This transaction is included under “Disposals” for an amount of 188 million euros. The gain totaled 142 million euros (Note 19).
Subsequently, Sogecable held a capital increase suspending the pre-emptive subscription rights to allow the Warner-Dalbergia Group to become a shareholder. This diluted Telefónica’s stake to 16.84%, while another capital increase held to cover its share option plans for company directors further diluted its stake to 16.75%, which Telefónica held as of December 31, 2007 and 2006 (see Appendix I).
Since these transactions took the equity interest to below 20%, Telefónica ceased consolidating Sogecable using the equity method, recognizing it as “Available-for-sale investments.” “Transfers” in 2006 include the impact of this change in the consolidation scope, for an amount of 502 million euros (see Note 13).
“Non-current financial assets” includes a long-term loan to associate Medi Telecom for 74 million euros (71 million euros at December 31, 2006).
Joint ventures
On December 27, 2002, Telefónica Móviles, S.A. and PT Movéis Serviços de Telecomunicaçoes, S.G.P.S., S.A. (PT Movéis) set up a 50/50 joint venture, Brasilcel, N.V., via the contribution of 100% of the groups’ direct and indirect shares in Brazilian cellular operators. This company is consolidated in the consolidated financial statements of the Telefónica Group by the proportionate method.
The contributions of Brasilcel, N.V. to the Telefónica Group’s 2007, 2006 and 2005 consolidated balance sheets and income statements are as follows:

	Millions of euros
	2007	2006	2005
Current assets	1,193	915	1,242
Non-current assets	4,358	3,348	3,448
Current liabilities	1,328	1,071	1,132
Non-current liabilities	644	782	1,029
Operating revenue	2,152	2,077	1,955
Operating expenses	1,778	2,097	1,858

(10)	RELATED PARTIES
Significant shareholders:
The main transactions between Telefónica Group companies and significant shareholders of Telefónica, S.A. were the following:
Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising its consolidated group:
•	Financing transactions arranged under market conditions, with approximately 367 million euros drawn down at December 31, 2007 (490 million euros at December 31, 2006).

•	Derivative transactions arranged at market conditions, for a total nominal amount of approximately 7,160 million euros at December 31, 2007 (3,516 million euros at December 31, 2006).

•	Guarantees granted by BBVA for approximately 18 million euros at December 31, 2007 (18 million euros at December 31, 2006).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group, under market conditions.

•	In 2007, Telefónica acquired an 8.65% stake in Atento, N.V. from the BBVA Group (see Note 5).
Caja de Ahorros y Pensiones de Barcelona, La Caixa, and subsidiaries comprising the consolidated group:
•	Financing transactions arranged under market conditions, with approximately 247 million euros drawn down at December 31, 2007 (356 million euros at December 31, 2006).

•	Derivative transactions entered into under market conditions, for a total nominal amount of approximately 1 million euros in both 2007 and 2006.

•	The telecommunications services rendered by Telefónica Group companies to La Caixa group companies under market conditions.
Associates and joint ventures:
The most significant balances and transactions with associates and joint ventures were detailed in Note 9.
Directors’ and senior executives’ compensation and other information
Compensation and other benefits paid to members of the Board of Directors and senior managers, as well as the detail of the equity interests held in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors for their own account or for third parties, are detailed in Note 21.

(11)	TRADE AND OTHER RECEIVABLES
The breakdown of this consolidated balance sheet heading at December 31, 2007 and 2006 is as follows:

	Balance at	Balance at
Millions of euros	12/31/07	12/31/06
Customers	10,393	10,318
Receivable from associates	74	73
Sundry receivables	590	620
Bad debt reserves	(2,070)	(1,961)
Short-term prepayments	675	616

Total	9,662	9,666

Public-sector trade receivables in the countries in which the Group operates at December 31, 2007 and 2006 amounted to 483 million and 503 million euros, respectively.
The breakdown of trade receivables at December 31, 2007 and 2006 is as follows:

Millions of euros	12/31/07	12/31/06
Trade receivables billed	7,765	7,123
Trade receivables unbilled	2,558	3,130
Bills of exchange receivable	70	65

Total	10,393	10,318

The movement in the reserve for bad debt in 2007 and 2006 is as follows:

Millions
of euros
Bad debt reserve at December 31, 2005	1,650

Allowances	594
Retirements/amount applied	(529)
Inclusion of companies	394
Exclusion of companies	(103)
Translation differences	(45)

Bad debt reserve at December 31, 2006	1,961

Allowances	774
Retirements/amount applied	(637)
Inclusion of companies	19
Exclusion of companies	(9)
Translation differences	(38)

Bad debt reserve at December 31, 2007	2,070

The balance of trade receivables billed net of provisions at December 31, 2007 amounted to 5,695 million euros (5,162 million euros at December 31, 2006), of which 3,679 million euros have payment dates after year end or are unbilled at year end (2,834 million euros at December 31, 2006).

Of the amounts due, only 241 million euros in 2007 (269 million in 2006) are over 360 days due. They are mainly balances with public sector.
(12)	EQUITY
The detail and movement in equity accounts in 2005-2007 are the following:

	Attributable to equity holders of the parent
		Share	Share	Legal	Revaluation	Treasury	Retained	Translation		Minority	Total
Millions of euros	No. of shares	capital	premium	reserve	reserve	shares	earnings	differences	Total	interests	equity
Balance at December 31, 2004	4,955,891,361	4,956	5,288	790	1,358	(690)	(953)	(309)	10,440	1,902	12,342

Dividends paid	—	—	(1,296)	—	—	—	(1,083)	7	(2,372)	(396)	(2,768)
Capital decrease	(34,760,964)	(35)	(123)	—	—	158	—	—	—	—	—
Net movement in own treasury shares	—	—	(1,769)	—	—	159	(74)	—	(1,684)	—	(1,684)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	(23)	—	(23)	1,042	1,019
Transfers	—	—	(429)	—	—	—	429	—	—	—	—
Income and expense recognized in the year	—	—	—	130	—	—	4,132	2,135	6,397	824	7,221
Other movements	—	—	—	—	—	—	(18)	(7)	(25)	53	28

Balance at December 31, 2005	4,921,130,397	4,921	1,671	920	1,358	(373)	2,410	1,826	12,733	3,425	16,158

Dividends paid	—	—	—	—	—	—	(2,627)	—	(2,627)	(569)	(3,196)
Net movement in own treasury shares	—	—	1,198	—	—	44	(537)	—	705	—	705
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	(283)	(283)
Income and expense recognized in the year	—	—	—	64	—	—	6,584	(302)	6,346	241	6,587
Other movements	—	—	—	—	—	—	21	—	21	9	30

Balance at December 31, 2006	4,921,130,397	4,921	2,869	984	1,358	(329)	5,851	1,524	17,178	2,823	20,001

Dividends paid	—	—	—	—	—	—	(3,077)	—	(3,077)	(324)	(3,401)
Net movement in own treasury shares	—	—	(13)	—	—	(2,105)	(13)	—	(2,131)	—	(2,131)
Acquisitions and disposals of minority interests	—	—	—	—	—	—	—	—	—	(95)	(95)
Capital decrease (07/04/07)	(147,633,912)	(148)	(2,054)	—	—	2,202	—	—	—	—	—
Income and expense recognized in the year	—	—	—	—	—	—	9,585	(1,427)	8,158	265	8,423
Other movements	—	—	(280)	—	(1,178)	—	1,455	—	(3)	61	58

Balance at December 31, 2007	4,773,496,485	4,773	522	984	180	(232)	13,801	97	20,125	2,730	22,855

a)	Share capital and share premium
At December 31, 2007, Telefónica, S.A.’s share capital amounted to 4,773,496,485 euros and consisted of 4,773,496,485 fully paid ordinary shares of a single series, par value 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges. In October 2007, steps were taken to delist shares of Telefónica from the Paris and Frankfurt stock exchanges. This is expected to take place in the first quarter of 2008.
On June 21, 2006, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Article 153.1 b) of the Spanish Corporation Law (authorized capital) up to a maximum increase of 2,460 million euros, equivalent to half of the Company’s share capital at that date, by issuing and placing new ordinary shares, be they ordinary or of any other type permitted by the Law, with a fixed or variable premium, with or without pre-emptive subscription rights and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed in accordance with the terms of Article 161.1 of the Spanish Corporation Law. The Board of Directors was also empowered to disapply, partially or fully, pre-emptive subscription rights under the terms of Article 159.2 of the Spanish Corporation Law and related provisions.
In addition, at the May 10, 2007 Shareholders’Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares any of the group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. As at December 31, 2007, the Board of Directors had exercised these powers, approving a program to issue corporate promissory notes for 2008.
In addition, on May 10, 2007, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, for a consideration, up to the limits and pursuant to the terms and conditions established by the Shareholders’ Meeting, within a maximum period of 18 months from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed 5% of Telefónica’s share capital.

On June 4, 2007, the deed of capital reduction formalising the implementation by the Company’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on May 10, 2007, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by the Company as authorised by the Shareholders’ Meeting. As a result, 147,633,912 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 147,633,912 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to indicate 4,773,496,485 euros, it was likewise decided, at the same time as permitted by Article 167.3 of the Spanish Corporate Law and to render null and void the right of opposition provided for in Article 166 of the same Law, to record a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cancelled shares were delisted on June 14, 2007.
Proposed appropriation of profit attributable to equity holders of the parent
Telefónica, S.A. obtained 6,620 million euros of distributable profit in 2007.
At its meeting of September 26, 2007, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2007 profit of a fixed gross 0.35 euros for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid on November 14, 2007, and the total amount paid was 1,652 million euros.
In addition, at its meeting of February 27, 2008, the Company’s Board of Directors agreed to submit for approval at the Shareholders’ Meeting the distribution of a final dividend charged to 2007 profit for a fixed gross amount of 0.40 euros per outstanding share carrying dividend rights up to a total amount of 1,909 million euros.
Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2007 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	6,620

Interim dividend (paid in October 2007)	1,652
Final dividend (maximum distributable amount of 0.40 euros per share for all shares into which the Company’s share capital is divided: 4,773,496,485 shares)	1,909
Voluntary reserve	(minimum) 3,059

Total	6,620

b)	Dividends
Dividends paid in 2007
At its meeting held on February 28, 2007, the Company’s Board of Directors agreed to propose to the Shareholders’ Meeting the payment of a final dividend against 2006 profit of a gross 0.30 euros per share. A total of 1,425 million euros was paid in May.
In addition, as indicated above, in November an interim dividend against 2007 profit of a gross 0.35 euros per share was paid, entailing a total payment of 1,652 million euros.
Dividends paid in 2006
At its meeting of February 28, 2006, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2005 profit of a gross 0.25 euros per share per outstanding share carrying dividend rights. This dividend was paid on May 12, 2006, and the total amount paid was 1,169 million euros.
At its meeting of September 27, 2006, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2006 profit of a gross 0.30 euros per share for each of the Company’s outstanding shares carrying dividend rights. This dividend was paid on November 10, 2006, and the total amount paid was 1,458 million euros.
c)	Reserves
Legal reserve
Under the revised Spanish Corporation Law, 10% of income for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital provided that the balance of the remaining reserve does not fall below 10% of the increased share capital amount. Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses provided other reserves are insufficient for this purpose.
Revaluation reserves
The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7, 1996.
The revaluation reserve may be used, with no tax effect, to offset potential future losses or to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 1,178 million euros corresponding to reserves subsequently considered unrestricted has been reclassified under “Retained earnings”
Retained earnings
These reserves include undistributed profits from previous years of companies comprising the consolidated Group less interim dividends paid against profit for the year.
d)	Translation differences on consolidation
The translation differences relate mainly to the effect of exchange rate fluctuations on the net assets of the companies located abroad after the elimination of intra-group balances and transactions (see Note 3.b). They also include exchange rate differences resulting from specific-purpose foreign-currency financing transactions relating to investments in investees and which hedge the exchange rate risk on these investments.
The Company has taken an exemption that allows all translation differences generated up to the IFRS transition date to be reset to zero, with the impact on prior years recognized in “Retained earnings”.
The breakdown of the accumulated contribution of translation differences at December 31 is the following:

Millions of euros	2007	2006	2005
Telefónica Latin America	669	986	1,801
Telefónica Europe	(619)	635	164
Other adjustments and intra-group eliminations	47	(97)	(139)

Total Telefónica Group	97	1,524	1,826

e)	Treasury shares
At December 31, 2007 and 2006, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	No. of shares	Acquisition price	Trading price	Market Value	%
Treasury shares at 12/31/07	64,471,368	16.67	22.22	1,433	1.35061%
Treasury shares at 12/31/06	75,632,559	14.04	16.12	1,219	1.53689%
Telefónica, S.A. owns the only treasury shares in the Group. No other group company owns any Telefónica treasury shares.
In 2007 and 2006, the following transactions involving treasury shares were carried out:

	No. of shares	Millions of euros

Treasury shares at 12/31/05	136,647,061

Acquisitions	214,494,091	2,888
Disposals	(31,113,135)	(469)
Lycos and Endemol employee share option plans	(51,446)
Exchange of Telefónica, S.A. shares for Telefónica Móviles, S.A. shares	(244,344,012)

Treasury shares at 12/31/06	75,632,559

Acquisitions	149,099,044	2,324
Disposals	(12,621,573)	(210)
Endemol employee share option plan	(4,750)
Share cancellation	(147,633,912)

Treasury shares at 12/31/07	64,471,368

The acquisition cost of treasury shares at December 31, 2007 and 2006 was 1,074 and 1,062 million euros, respectively. This cost reduces “Treasury shares” and “Share premium” in equity by 232 million and 842 million euros, respectively (261 and 801 million euros, respectively at December 31, 2006).
At December 31, 2007 there were no call options on Telefónica, S.A. shares
At December 31, 2006 the Group held call options on 85 million Telefónica, S.A. shares (see Note 16).

Minority interests
“Minority interests” represents the share of minority shareholders in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2007, 2006 and 2005 consolidated balance sheets are as follows:

				Acquisitions of
				minority
	Balance	Profit	Change in	interests and			Balance
	at	(loss) for	translation	exclusion of		Other	at
Millions of euros	12/31/06	the year	differences	companies	Dividends paid	movements	12/31/07
Telefónica O2 Czech Republic, a.s.	1,239	92	14	—	(153)	—	1,192
C.T. Chile, S.A.	515	25	(28)	(31)	(8)	—	473
Telesp Participaçoes, S.A.	445	119	35	—	(135)	—	464
Endemol, N.V.	54	11	—	(45)	(20)	—	—
Brasilcel (Holdings)	493	19	35	—	(2)	—	545
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	17	4	—	—	(2)	—	19
Iberbanda, S.A.	21	(12)	—	—	—	2	11
Colombia de Telecomunicaciones, S.A., ESP	—	(50)	—	—	—	50	—
Other	39	5	(4)	(19)	(4)	9	26

Total	2,823	213	52	(95)	(324)	61	2,730

					Acquisitions of
		Capital			minority
	Balance	contributions	Profit	Change in	interests and			Balance
	at	and inclusion	(loss) for	translation	exclusion of		Other	at
Millions of euros	12/31/05	of companies	the year	differences	companies	Dividends paid	movements	12/31/06
Telefónica O2 Czech Republic, a.s.	1,274	—	55	66	—	(156)	—	1,239
C.T. Chile, S.A.	546	—	41	(92)	(28)	(18)	66	515
Telesp Participaçoes, S.A.	459	3	136	(13)	(6)	(134)	—	445
Telefónica Móviles, S.A.	392	—	89	(32)	(254)	(195)	—	—
Telefónica Publicidad e Información, S.A.	99	—	13	(5)	(49)	(58)	—	—
Endemol, N.V.	35	—	24	—	—	(3)	(2)	54
Brasilcel (Holdings)	493	13	(3)	(10)	—	—	—	493
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	15	—	3	—	—	(1)	—	17
Iberbanda, S.A.	—	33	(12)	—	—	—	—	21
Other	112	5	—	(19)	—	(4)	(55)	39

Total	3,425	54	346	(105)	(337)	(569)	9	2,823

					Acquisitions of
		Capital			minority
	Balance	contributions	Profit	Change in	interests and			Balance
	at	and inclusion	(loss) for	translation	exclusion of		Other	at
Millions of euros	12/31/04	of companies	the year	differences	companies	Dividends paid	movements	12/31/05
Telefónica O2 Czech Republic, a.s.	—	1,198	46	30	—	—	—	1,274
C.T. Chile, S.A.	534	—	27	114	—	(119)	(10)	546
Terra Networks, S.A.	293	—	8	—	(301)	—	—	—
Telesp Participaçoes, S.A.	393	—	110	127	—	(171)	—	459
Telefónica Móviles, S.A.	236	—	136	78	—	(59)	1	392
Telefónica Publicidad e Información, S.A.	101	—	54	7	—	(42)	(21)	99
Endemol,. N.V.	—	—	4	—	—	—	31	35
Brasilcel (Holding)	279	136	(1)	79	—	—	—	493
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	13	—	3	—	—	(1)	—	15
Other	54	13	(6)	8	(4)	(4)	51	112

Total	1,903	1,347	381	443	(305)	(396)	52	3,425

2007
Movements in minority interests in 2007 included the dividends paid by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A., as well as the profit (loss) for the year attributable to minority interests.
2006
Movements in minority interests in 2006 included the acquisition of the Telefónica Móviles Group’s minority interests related to the merger, for 254 million euros, and the disposal of the Telefónica Publicidad e Información Group, for 49 million euros.
2005
2005 included the first-time consolidation of Telefónica O2 Czech Republic, s.a. (1,198 million euros), the acquisition of 23.20% of Terra Networks (301 million euros) in the merger and profit for the year attributable to minority interests (381 million euros).

Gains and losses recognized in equity
The movement in gains and losses recognized in equity in 2007, 2006 and 2005 is the following:

	Gain (loss) on				Share of gain
	measurement of			Gain (loss) on	(loss) directly
	available-for-sale			defined benefit	recognized in
	investments	Gains (loss) on hedges	Translation differences	plans	equity	Tax effect	Total

Balance at December 31, 2004	46	(91)	(316)	—	52	(28)	(337)

Gain/(loss) arising in the year	(80)	(82)	2,577	—	(50)	58	2,423

Gain/(loss) reclassified to the income statement	—	(44)	—	—	—	15	(29)

Balance at December 31, 2005	(34)	(217)	2,261	—	2	45	2,057

Gain/(loss) arising in the year	584	(4)	(362)	112	(153)	(133)	44

Gain/(loss) reclassified to the income statement	—	14	(45)	—	—	(5)	(36)

Balance at December 31, 2006	550	(207)	1,854	112	(151)	(93)	2,065

Gain/(loss) arising in the year	(75)	875	(1,358)	54	(3)	(291)	(798)

Gain/(loss) reclassified to the income statement	107	17	(17)	—	—	(5)	102

Balance at December 31, 2007	582	685	479	166	(154)	(389)	1,369

(13)	FINANCIAL ASSETS AND LIABILITIES

The calculation of the fair values of the Telefónica Group’s debt instruments required, for each currency and subsidiary, the estimation of a curve analysis for the credit differences for the quoted prices of the bonds and the Group’s credit derivatives. Once the curves are estimated, all the debt is measured, factoring in the spreads relative to the most liquid and representative money-market curves.

The Group’s derivatives are measured using the valuation techniques and models normally used in the market, based on these money-market curves and volatility prices available in the market.

The breakdown of financial assets and liabilities of the Telefónica Group at December 31, 2007 and 2006 is as follows:

	Millions of euros
	Fair value through
	profit or loss					Total
	Held for	Fair value	Available-	Amortized		carrying	Total fair
December 31, 2007	trading	option	for-sale	cost	Hedges	amount	value
Non current financial assets	525	52	2,701	1,461	1,080	5,819	5,866

Investments	122	—	2,113	—	—	2,235	2,235
Long-term credits	—	52	588	932	—	1,572	1,608
Long-term prepayments	—	—	—	97	—	97	84
Deposits and guarantees	—	—	—	813	—	813	456
Derivative instruments	403	—	—	—	1,080	1,483	1,483
Provisions	—	—	—	(381)	—	(381)	—

Current financial investments	151	284	6	6,187	59	6,687	6,687

Financial investments	151	284	6	1,122	59	1,622	1,622
Cash and cash equivalents	—	—	—	5,065	—	5,065	5,065

TOTAL	676	336	2,707	7,648	1,139	12,506	12,553

	Millions of euros
	Fair value through
	profit or loss					Total
	Held for	Fair value	Available-	Amortized		carrying	Total fair
December 31, 2006	trading	option	for-sale	cost	Hedges	amount	value
Non-current financial assets	188	93	2,741	1,278	924	5,224	5,224

Investments	111	—	2,100	—	—	2,211	2,211
Long-term credits	—	93	641	821	—	1,555	1,546
Long-term prepayments	—	—	—	132	—	132	128
Deposits and guarantees	—	—	—	685	—	685	338
Derivative instruments	77	—	—	—	924	1,001	1,001
Provisions	—	—	—	(360)	—	(360)	—

Current financial assets	72	343	23	5,011	23	5,472	5,472

Financial investments	72	343	23	1,219	23	1,680	1,680
Cash and cash equivalents	—	—	—	3,792	—	3,792	3,792

TOTAL	260	436	2,764	6,289	947	10,696	10,696

Non-current financial assets
The detail of and movement in this heading and the corresponding provision at December 31, 2007 and 2006 is as follows:

	Millions of euros
			Derivative	Deposits and
		Long-term	financial	guarantees	Long-term
	Investments	credits	assets	given	prepayments	Provisions	Total
Balance at 12/31/05	2,520	1,442	312	612	175	(380)	4,681

Additions	6	449	1,534	524	766	(4)	3,275
Disposals	(188)	(115)	(841)	(133)	(779)	7	(2,049)
Inclusion of companies	134	8	—	28	(8)	—	162
Exclusion of companies	5	(137)	—	(338)	—	—	(470)
Translation differences	1	(12)	3	(5)	(6)	1	(18)
Fair value adjustments	568	(60)	(2)	—	—	—	506
Transfers	(835)	(20)	(5)	(3)	(16)	16	(863)

Balance at 12/31/06	2,211	1,555	1,001	685	132	(360)	5,224

Additions	11	550	632	169	71	(17)	1,416
Disposals	(54)	(273)	(650)	(62)	(147)	(2)	(1,188)
Exclusion of companies	—	(1)	(3)	(51)	—	—	(55)
Translation differences	11	13	(2)	49	(3)	—	68
Fair value adjustments	95	(60)	508	2	75	—	620
Transfers	(39)	(212)	(3)	21	(31)	(2)	(266)

Balance at 12/31/07	2,235	1,572	1,483	813	97	(381)	5,819

“Investments” includes the market value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term. We would highlight the investments at December 31, 2007 in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) of 607 million euros (661 million euros at December 31, 2006), in China Netcom of 682 million euros (675 milion euros at December 31, 2006) and in Sogecable of 634 million euros (622 million euros at December 31, 2006).
In addition, on November 7, 2007 Portugal Telecom, S.G.P.S., S.A. granted a dividend in kind whereby Telefónica, S.A. obtained the right to receive 0.176067 shares of PT Multimedia, S.G.P.S., S.A. (listed on the Lisbon Stock Exchange and whose main shareholder was Portugal Telecom) for each share of Portugal Telecom held by the Group. The valuation of the shares received at the distribution date was 9.18 euros per share. At the end of 2007, the amount recognized for those shares under “Investments” was 161 million euros.
Transfers in 2006 were due mainly to the inclusion in the consolidation scope of O2 plc, which at December 31, 2005 was recognized under “Investments” at a carrying amount of 1,266 million euros, as well as the removal from the consolidation scope of Sogecable, carried at 502 million euros (see Note 9).
Disposals in 2006 mainly related to the sale of the shareholding in Uno e-Bank, S.A. (see Appendix I).

“Long-term credits” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, mainly in fixed-income securities, amounting to 640 million and 734 million euros at December 31, 2007 and 2006, respectively, carried at market value. It also includes the long-term loans to associates described in Note 9, and the financing granted to Sogecable in accordance with the commitments in relation to the integration of the satellite platforms, totaling 201 million euros (221 million euros at December 31, 2006).
“Derivative financial assets” includes the fair value of derivatives to hedge assets or liabilities whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).
“Deposits and guarantees” consists of 813 million euros to cover guarantees at December 31, 2007 (685 million euros at December 31, 2006). These deposits will decrease as the respective obligations they are guaranteeing are reduced.
Current financial assets
This heading in the accompanying consolidated balance sheet at December 31, 2007 and 2006 includes mainly the following items:
•
“Current financial assets” recognized at fair value to cover commitments assumed by the Group’s insurance companies, amounting to 290 million euros at December 31, 2007 (365 million euros at December 31, 2006). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

•	Derivative financial assets not used to hedge non-current balance sheet items, which amounted to 210 million euros (93 million euros in 2006) (see Note 16).

•	Short-term deposits and guarantees, including the deposit by Telecomunicaciones de Sao Paulo of 102 million euros as downpayment for the acquisition of Navy Tree Participaçoes, S.A. (see Appendix I).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”
Current financial assets that are highly liquid and are expected to be sold within three months or less are recorded under “Cash and cash equivalents” on the accompanying consolidated balance sheet.

Interest bearing debt
The detail of this heading in the years ended December 31, 2007 and 2006 is as follows:

	Balance at	Balance at
Millions of euros	12/31/07	12/31/06
Issues	30,057	29,142
Interest-bearing debt	23,665	29,557
Other financial liabilities	206	358

Total	53,928	59,057

Total non-current	46,942	50,676
Total current	6,986	8,381
The breakdown of the Group’s financial liabilities at 31 December 2007 and 2006 is as follows:

	Millions of euros
	Fair value through profit		Liabilities
	or loss		at		Total
	Held for	Fair value	amortized		carrying	Total fair
December 31, 2007	trading	option	cost	Hedges	amount	value
Issues	—	—	30,057	—	30,057	30,420
Interest-bearing debt	292	—	20,822	2,551	23,665	24,179
Other financial liabilities	—	—	206	—	206	206

Total financial liabilities	292	—	51,085	2,551	53,928	54,805

	Millions of euros
	Fair value through profit		Liabilities
	or loss		at		Total
	Held for	Fair value	amortized		Carrying	Total fair
December 31, 2006	trading	option	cost	Hedges	amount	value
Issues	—	—	29,142	—	29,142	28,942
Interest-bearing debt	184	—	27,315	2,058	29,557	31,724
Other financial liabilities	—	—	358	—	358	358

Total financial liabilities	184	—	56,815	2,058	59,057	61,024

a)	Issues
The detail of debentures, bonds and other marketable debt securities in 2007 and 2006 is as follows:

			Promissory	Other
	Domestic	Foreign	notes &	marketable
	currency	currency	commercial	debt
Millions of euros	issues	issues	paper	securities	Total
Balance at 12/31/05	5,476	5,846	2,498	2,015	15,835

New issues	6,016	7,512	5,071	324	18,923
Redemptions, conversions and exchanges	(1,299)	(369)	(5,007)	—	(6,675)
Changes in consolidation scope	1,568	—	—	—	1,568
Revaluation and other movements	(2)	(458)	19	(68)	(509)

Balance at 12/31/06	11,759	12,531	2,581	2,271	29,142

New issues	2,031	2,178	1,026	114	5,349
Redemptions, conversions and exchanges	(1,504)	(252)	(1,507)	(374)	(3,637)
Revaluation and other movements	(570)	(399)	102	70	(797)

Balance at 12/31/07	11,716	14,058	2,202	2,081	30,057

Debentures, bonds and other marketable debt securities
The details of outstanding debentures and bonds at December 31, 2007 and 2006 is as follows:

	Nominal	Nominal
	value at	value at
Millions of euros	12/31/07	12/31/06
Issues by Telefónica, S.A. and captive finance companies	21,860	19,322
Issues by foreign operators	3,247	4,479
Promissory notes & commercial paper	2,456	2,651
Other marketable debt securities	2,000	2,362
Interest, fees and other movements	494	328

Total issues (carrying amount)	30,057	29,142

Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2007 and 2006, as well as the significant issues made in each year.

Promissory notes
At December 31, 2007 and 2006, Telefónica, S.A. had an outstanding promissory note program with borrowing capacity of up to 2,000 million euros. The outstanding balance at December 31, 2007 was 937 million euros (1,642 million euros at December 31, 2006), carrying an average interest rate of 4.50% (3.73% at December 31, 2006).
Commercial paper
At December 31, 2007 and 2006, Telefónica Europe, B.V. had an outstanding commercial paper program with borrowing capacity of up to 2,000 million euros. The outstanding balance at December 31, 2007 was 907 million euros (924 million euros at December 31, 2006), carrying an average interest rate of 4.70% (3.57% at December 31, 2006).
Other marketable debt securities
This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares were issued in 2002 and have the following features:
•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then 3-month Euribor plus a 4% spread.

•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated net income.
b)	Interest-bearing debt
The detail of interest-bearing debt is as follows:

	Balance at 12/31/07			Balance at 12/31/06
		Non-			Non-
Millions of euros	Current	current	Total	Current	current	Total

Loans and other payables	3,069	17,753	20,822	3,235	24,080	27,315
Derivative financial liabilities (Note 16)	527	2,316	2,843	174	2,068	2,242

Total	3,596	20,069	23,665	3,409	26,148	29,557

The average interest rate on loans and other payables at December 31, 2007 was 5.29% (4.35% in 2006). This percentage does not include the impact of hedges arranged by the group.

The detail of the main items under this heading at December 31, 2007 and 2006 is as follows:

					12/31/07		12/31/06
						Balance		Balance
		Maturity		Limit	Balance	(million	Balance	(million
Name/summary	Value date	date	Currency	(12/31/07)	(million)	euros)	(million)	euros)
Holding company
€3bn syndicated loan BS acquisition	07/06/2004	07/06/2009	USD	302	302	205	1,152	875
			EUR	—	—	—	1,800	1,800

Syndicated loan savings banks	04/21/2006	04/21/2017	EUR	700	700	700	700	700

€6bn syndicated loan Cesky acquisition	06/28/2005	06/28/2011	EUR	6,000	6,000	6,000	6,000	6,000

GBP syndicated loan O2 acquisition	12/14/2006	12/14/2008	GBP	—	—	—	700	1,042
		12/14/2009	GBP	1,050	1,050	1,432	1,050	1,564
		12/14/2010	GBP	—	—	—	1,050	1,564
		12/14/2012	GBP	2,100	2,100	2,864	2,100	3,127
		12/13/2013	GBP	1,071	1,071	1,460	2,100	3,127

EIB Holding	Misc.	Misc.	EUR	633	633	633	616	616
	Misc.	Misc.	USD	989	989	672	1,035	786

JPY loan	08/23/2007	07/27/2037	JPY	15,000	15,000	91	—	—

ECAS structured facility	11/26/2004	11/15/2010	USD	191	191	130	266	202

Other operators

Syndicated loan TM Chile May06	05/05/2006	01/05/2011	USD	180	180	122	180	136
Syndicated loan TM Chile Nov06	11/15/2006	11/15/2012	CLP	100,000	100,000	137	100,000	143

VIVO bilateral loan (1)	01/29/2007	01/29/2015	BRL	124	82	32	—	—
	08/09/2007	08/15/2014	BRL	750	303	116	—	—

EIB-VIVO financing 2007 (1)	10/31/2007	12/19/2014	USD	125	50	34	—	—

EIB-VIVO financing 2000 (1)	08/01/2000	06/15/2008	USD	19	19	13	19	14
	08/01/2000	06/13/2008	USD	7	7	5	7	5

Telesp bilateral loan	10/23/2007	04/23/2015	BRL	2,000	800	307	—	—

EIB ANDINO	08/02/2006	2019	USD	100	107	73	—	—
	07/11/2006	2017	USD	40	51	35	—	—
	07/16/2006	2019	USD	40	60	40	—	—

EIB financing Telefónica del Perú	11/30/1998	09/15/2013	USD	28	28	19	33	25

IEB financing Telefónica Móviles Perú	12/18/2006	12/18/2018	USD	38	38	26	38	29
	04/03/2007	04/03/2019	USD	13	13	9	—	—

Other						8,512		7,802

Total						23,665		29,557

(1)	VIVO operations are included using proportionate consolidation at 50%

The main repayments made in 2007 and 2006 were as follows:

	Signing	Maturity	Amount of				Repayment
Name/summary	date	date	contract		Principal repaid		date
Main repayments in 2007

€3bn syndicated loan BS acquisition	07/06/2004	07/06/2009	3,000	EUR	400	EUR	04/11/2007
					1,000	EUR	06/15/2007
					400	EUR	03/30/2007
					850	USD	07/16/2007

GBP syndicated loan O2 acquisition	12/14/2006	12/14/2008	7,000	GBP	700	GBP	01/31/2007
		12/14/2010			1,050	GBP	07/30/2007
		12/13/2013			1,600	EUR	07/30/2007

ECAS structured facility	11/26/2004	11/15/2010	191	USD	38	USD	05/15/2007
					38	USD	11/15/2007

Main repayments in 2006

Syndicated loan February 1999	02/19/2000	02/20/2006	12,000	EUR	556	EUR	02/20/2006

ECAS structured facility	11/26/2004	11/15/2010	191	USD	38	USD	05/15/2006
					38	USD	11/15/2006

BBVA USD loan	12/21/2004	07/03/2006	115	USD	38	USD	07/03/2006

The maturity schedule of interest-bearing debt at December 31, 2007 is as follows:

	Millions of euros
						Subsequent
Item	2008	2009	2010	2011	2012	years	Total
Loans and other payables	3,069	1,684	373	6,605	3,493	5,598	20,822
Derivative financial instruments	527	284	1,064	113	59	796	2,843

Total	3,596	1,968	1,437	6,718	3,552	6,394	23,665

At December 31, 2007, the Telefónica Group had total unused credit facilities from various sources amounting to over 9,250 million euros (over 8,000 million euros at December 31, 2006).

Foreign-currency loans
Foreign-currency loans at December 31, 2007 and 2006, along with the equivalent value in euros, are as follows:

	Outstanding balance (in millions)
	Currency		EUR
Currency	12/31/07	12/31/06	12/31/07	12/31/06
US dollars	4,167	4,455	2,833	3,384
Brazilian reais	1,537	143	590	51
Argentine pesos	631	361	136	89
Colombian pesos	7,700,091	7,433,640	2,595	2,520
Yen	81,326	57,834	493	369
Chilean pesos	99,678	165,420	231	235
New soles	1,014	768	230	183
Pounds sterling	2,205	3,962	3,008	5,865
Mexican pesos	—	142	—	10
Other currencies	—	—	7	8

Total			10,123	12,714

c)	Other financial liabilities

This heading includes financial commitments at December 31, 2007 and 2006, most notably the purchase commitment with minority shareholders in Colombia de Telecomunicaciones, S.A., ESP, valued at 206 and 291 million euros, respectively (see Note 21).

(14)	TRADE AND OTHER PAYABLES

The breakdown of this heading is as follows:

	12/31/07		12/31/06
Millions of euros	Non-current	Current	Non-current	Current
Trade payables	—	8,642	—	8,450
Advances received on orders	—	87	—	82
Other payables	430	4,394	354	3,934
Deferred income	585	1,349	628	1,407
Payable to associates	—	84	—	80

Total	1,015	14,556	982	13,953

The breakdown of current and non-current deferred income at December 31, 2007 and 2006 is as follows:

	12/31/07			12/31/06
Millions of euros	Non-current	Current	Total	Non-current	Current	Total
Connection fees and other deferred revenues	529	1,349	1,878	575	1,407	1,982
Government grants	56	—	56	53	—	53

Total	585	1,349	1,934	628	1,407	2,035

The above amount for connection fees includes the customer connection charges not yet recognized as revenue. It will be recognized as revenue over the estimated duration of the customer relationship (see Note 3.o).
The breakdown of “Other payables” under current liabilities at December 31, 2007 and 2006 is as follows:

	Balance at	Balance at
Millions of euros	12/31/07	12/31/06
Dividends payable by Group companies	201	3
Payables to suppliers of property, plant and equipment	2,094	2,398
Guarantees and deposits	45	40
Accrued employee benefits	737	547
Other non-financial non-trade payables	1,317	946

Total	4,394	3,934

(15)	PROVISIONS

The detail of provisions in 2007 and 2006 is as follows:

	12/31/07			12/31/06
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	936	4,634	5,570	569	4,826	5,395
- Post-employment plan	917	3,667	4,584	569	3,798	4,367
- Post-employment defined benefit plans	12	718	730	—	814	814
- Other benefits	7	249	256	—	214	214
Other provisions	339	1,527	1,866	592	1,461	2,053

Total	1,275	6,161	7,436	1,161	6,287	7,448

Employee benefits
a)	Post-employment plans

In the last few years, Telefónica has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España that included up to 15,000 job reductions in the period from 2003 to 2007, through voluntary, universal and non-discriminatory programs. The approval of the labor force reduction plan was announced on July 30, 2003. In 2007 and 2006, the Company approved a total of 1,102 and 2,985 requests for voluntary severance, for which provisions amounting to 361 million and 934 million euros, respectively, were recorded (see Note 19), with a charge to “Personnel expenses” in the consolidated income statement.

The entire plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros.

Provisions recorded for this plan at December 31, 2007 and 2006 amounted to 2,976 and 2,990 million euros, respectively.

Furthermore, at December 31, 2007 the Group had allocated provisions totaling 966 million euros (1,366 million euros at December 31, 2006) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions required at 2007 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F-2000 C mortality tables and a variable interest rate based on market yield curves.

The Group is still making efforts to adapt headcount in line with the integration of its businesses, for which it has recorded provisions of 838 million euros, mainly in Latin America (306 million euros), Spain (325 million euros) and Europe (158 million euros) (see Note 19).

The movement in provisions for post-employment plans in 2007 and 2006 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/05	4,247

Additions	1,045
Retirements/amount applied	(919)
Transfers	(6)

Provisions for post-employment plans at 12/31/06	4,367

Additions	1,277
Retirements/amount applied	(1,105)
Transfers	53
Translation differences	(8)

Provisions for post-employment plans at 12/31/07	4,584

b)	Post-employment defined benefit plans.

The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

	Millions of euros
12/31/07	ITP	Survival	O2 Group	Telesp	Other	Total

Obligation	483	152	984	99	40	1,758

Assets	—	—	(1,014)	(89)	(65)	(1,168)

Asset limitation	—	—	7	20	14	41

Net provision	483	152	35	37	23	730

Net assets	—	—	58	7	34	99

	Millions of euros
12/31/06	ITP	Survival	O2 Group	Telesp	Other	Total

Obligation	534	153	1,027	82	29	1,825

Assets	—	—	(983)	(64)	(45)	(1,092)

Asset limitation	—	—	—	—	6	6

Net provision	534	153	44	18	65	814

Net assets	—	—	—	—	75	75

The amount recognized directly in equity in 2007 and 2006 related to these plans is the following:

Millions of euros	2007	2006
ITP and Survival	25	36

O2 Group	36	87

Telesp	(11)	(10)

Other	4	(1)

Total	54	112

The Group’s principal defined benefit plans are:
a)	Plans in Spain:

a.
ITP: Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable. 60% of the payments are transferable to the surviving spouse recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 483 million euros at December 31, 2007 (534 million euros at December 31, 2006).

b.	Survival: Serving employees who did not join the defined pension plan continue to be entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 152 million euros at December 31, 2007 (153 million euros at December 31, 2006).

These plans do not have associated assets which qualify as “assets assigned to the plan” under IAS 19.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/07	12/31/06	12/31/07	12/31/06
Discount rate	4.224 - 4.463%	3.6582%	4.1792	3.5108%
Expected rate of salary increase	2.50%	2.50%	—	—
Mortality tables	PERM/F-2000C combined with OM77	PERM/F-2000C combined with OM77	PERM/F 2000-C	PERM/F 2000-C

The accompanying consolidated income statement includes employee benefits expense for the cost of services corresponding to current employees totaling 6 million euros in both 2007 and 2006.
The financial expense recorded for these commitments totaled 27 million euros in 2007 (25 million in 2006)).
b)	Plans in the rest of Europe:

The various O2 Group companies consolidated within the Telefónica Group have defined benefit post-employment plans, covered by qualifying assets.

The number of employees covered by these plans at December 31, 2007 is as follows:

Employees
UK	4,650
Germany	4,963
Other	393

Total	10,006

The main actuarial assumptions used in valuing these plans are as follows:

	UK	Germany	Other
Nominal rate of salary increase	4.65%-5.15%	3.0%	4.9%
Nominal rate of pension payment increase	3.2%-3.4%	2.0%	3.2%-3.4%
Discount rate	5.7%	5.3%	5.7%
Expected inflation	3.4%	2.0%	3.4%
Expected return on plan assets
- Shares	7.6%	N/A	7.6%
- UK government bonds	4.4%	N/A	4.4%
- Other bonds	5.0%	N/A	5.0%
- Rest of assets	4.4%	4.25%	4.4%
Mortality tables	Pa92mc	Heubeck 2005	Pa92mc
The commitments under these plans, as well as the value of the associated assets at December 31, 2007 are as follows:

Millions of euros	UK	Other	Total
Fair value of plan assets:
- Shares	830	25	855
- Bonds	72	17	89
- Rest of assets	25	45	70

Total fair value of plan assets	927	87	1,014
Present value of obligations	869	115	984

Provision before asset limitation	(58)	28	(30)

Asset limitation	—	7	7

Provision on balance sheet	(58)	35	(23)

In the consolidated income statement, the expenses for the cost of current employees of companies belonging to the O2 Group, net of contributions by employees, as employee benefits expenses amounted to 34 million euros in 2007 (47 million euros in 2006).
The financial expense recognized for discounting the commitments amounted to 53 million euros (43 million euros in 2006), which, net of the expected return on the related assets, totaling 70 million euros (56 million euros in 2006), led to financial revenues amounting to 17 million euros (13 million euros in 2006).

The movements in the present value of the commitments relating to these plans in 2007 are as follows:

Millions of euros
Present value of obligation at 01/31/06	989
Translation differences	13
Current service cost	56
Accrued past service cost	1
Interest cost	43
Actuarial losses (gains)	(69)
Benefits paid	(6)

Present value of obligation at 12/31/06	1,027

Translation differences	(96)
Current service cost	39
Accrued past service cost	1
Interest cost	53
Actuarial losses (gains)	(29)
Benefits paid	(11)

Present value of obligation at 12/31/07	984

The movements in the fair value of the assets associated with these obligations are as follow.

Millions of
euros
Fair value of the assets at 01/31/06	855
Translation differences	12
Expected return on plan assets	56
Actuarial losses (gains)	18
Company contributions	39
Employee contributions	9
Benefits paid	(6)

Fair value of the assets at 12/31/06	983

Translation differences	(87)
Expected return on plan assets	70
Actuarial losses (gains)	7
Company contributions	47
Employee contributions	5
Benefits paid	(11)

Fair value of the assets at 12/31/07	1,014

c)	Plans in Latin America:

Telecomunicações de São Paulo, S.A., and its subsidiaries had various pension, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/07	12/31/06
Discount rate	10.77%	10.24%
Nominal rate of salary increase	6.59%	6.08%
Expected inflation	4.50%	4.00%
Cost of health insurance	7.64%	7.12%
Expected return on plan assets	9.61-11.15%	10.61-12.75%
Mortality table	AT 83	AT 83
Employee benefits expenses recognized in relation to current service costs at Telesp group companies totaled 1 million euros in 2007 and 2006.
Furthermore, financial expenses recognized for discounting the cost of these commitments in 2007 and 2006 totaled 9 and 8 million euros, respectively. The expected return on plan assets generated financial revenues totaling 8 million euros in both 2007 and 2006.
The valuations used to determine the value of the obligations and plan assets, where appropriate, were performed on December 31, 2007 by external and internal actuaries. The projected unit credit method was used in all cases.
c)	Other benefits
This heading mainly includes the amount recorded by Telefónica de España for accrued long-service bonuses to be awarded to employees after 25 years’ service.

Other provisions
The movement of the provisions under this heading in 2007 and 2006 is as follows:

Millons of
euros
Other provisions at December 31, 2005	1,814

Additions	661
Retirements/amount applied	(506)
Transfers	(33)
Inclusion of companies	160
Exclusion of companies	(17)
Translation differences	(26)

Other provisions at December 31, 2006	2,053

Additions	618
Retirements/amount applied	(342)
Transfers	(29)
Inclusion of companies	61
Exclusion of companies	(536)
Translation differences	41

Other provisions at December 31, 2007	1,866

“Other provisions” at December 31, 2007 include the amount recorded in the year in relation to the 152 million euro fine imposed on Telefónica de España, S.A.U. by the EC anti-trust authorities (see Note 21).
Also included are the asset retirement obligations recognized by Group companies in the amount of 151 million euros (128 million euros in 2006).
“Exclusion of companies” mainly relates to provisions for the Endemol Group, which at December 31, 2006 amounted to 486 million euros.
Finally, “Other Provisions” in 2007 and 2006 also includes the provisions recorded (or used) by the Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized in accordance with Note 3.l.
Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

(16)	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK MANAGEMENT POLICIES
The Telefónica Group is exposed to various financial market risks as a result of (i) its ordinary business activity, (ii) debt taken on to finance its business, (iii) investments in companies, and (iv) other financial instruments related to the above commitments.
The main market risks affecting the Group are as follows:
1. Exchange rate risk
Exchange rate risks arise mainly from two sources. The first is Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro. These are largely in Latin America, but also in the Czech Republic and the UK. The second is debt denominated in currencies other than that of the country where the business is conducted or the home country of the company taking on the debt.
2. Interest rate risk
This arises from changes in (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
3. Share price risk
This arises from changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.
The Group is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
Finally, there is so-called “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica Group operates, especially in Latin America.
The Telefónica Group actively manages these risks with a view to stabilize:
•	cash flows, to facilitate financial planning and take advantage of investment opportunities,

•	the income statement, to make it easier for investors to understand and forecast company results,

•	share capital, to protect the value of the investment.
Where these aims conflict, the Group’s financial management will decide which should be given priority.

Telefónica uses derivatives to manage risks, basically on exchange rates, interest rates and shares.
Exchange rate risk
The fundamental objective of the Group’s exchange rate risk management policy is to offset (at least partly) any impairment of assets related to Telefónica’s business due to declines in exchange rates versus the euro, with savings on the euro value of foreign-denominated debt (which will decline simultaneously). The degree of hedging (i.e. the proportion of foreign currency debt as a percentage of foreign currency assets) tends to be higher in the following circumstances:
•	the closer the estimated correlation between the value of the asset and the value of the currency, and

•
the cheaper the estimated cost of hedging (measured as the difference between the additional financial expenses of borrowing in local currency and the expected depreciation in the local currency versus the euro).

•	the more liquid the local currency and derivative markets.
In general, the correlation between asset values and the exchange rate is closer when cash flows generated by the asset in the early years of the investment represent a large proportion of its estimated value.
At December 31, 2007 net financial debt1 in Latin American currencies amounted to nearly 6,968 million euros (7,306 million euros in 2006). However, this debt is not distributed in proportion to the cash flows generated in each country. Its future effectiveness as a hedge of exchange rate risks therefore depends on which currencies depreciate.
The Group further protects itself against declines in Latin American exchange rates affecting its assets through the use of dollar-denominated debt, either in Spain (where such debt is associated with the investment as long as it is considered to be an effective hedge) and in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2007 the Group’s net dollar-denominated debt amounted to the equivalent of 1,481 million euros net of the effect of the derivative contracts and financial assets in dollars (1,462 million euros in 2006).

[1]	Net financial debt = LT financial debt+ST financial debt-short-term investments-cash and cash equivalents-financial and other non-current assets.

To protect its investment in the Czech Republic, the Group has synthetic debt denominated in Czech crowns which, at December 31, 2007, amounted to the equivalent of 3,102 million euros, compared to 1,997 million euros in 2006. This increase was due to a change in the hedging objective in 2007 from 50% to 70% of the initial acquisition cost due to the expected appreciation of the Czech crown vis-à-vis the euro.
Regarding protection of the investment in the UK, the disposal of Airwave for 1,932 million pounds sterling prompted the Group to modify the hedging objective to 50% from 70%. Debt denominated in pounds sterling at December 31, 2007 was equivalent to 6,702 million euros, which is less than the 11,095 million euros at December 31, 2006.
The Group also manages exchange rate risk by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement. Such exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance, which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela for example), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, (iii) as the result of a deliberate policy decision.
In 2007, exchange rate management resulted in gains totaling 7.3 million euros (61 million euros in 2006).
If the exchange rate position affecting the income statement at the end of 2007 would remain constant in 2008 and Latin American currencies depreciated against the US dollar and the rest of the currencies against the euro by 10%, the impact on the income statement would be an expense of 69 million euros. However, as mentioned above, the Group follows an active management policy to reduce these impacts.
As indicated previously, the fundamental objective of the Group’s exchange rate risk management policy is to offset (at least partly) any impairment of assets related to Telefónica’s business due to declines in exchange rates versus the euro, with savings on the euro value of foreign-denominated debt (from depreciation by the euro). For some investments, the hedge benchmark is a percentage of acquisition cost (e.g. pound sterling and Czech crown), whereas others are defined in terms of expected cash flows in the next two years (mainly Latin America). As management’s objective is not an accounting indicator, no sensitivity analysis is presented of changes in translation differences (equity) due to currency appreciation against the euro.

Interest rate risk
Telefónica’s financial expenses are exposed to changes in interest rates. In 2007, the rates applied to the largest volumes of short-term debt were based on the Euribor, sterling Libor (because of the acquisition of O2 plc), Brazilian SELIC, the dollar Libor and the Colombian UVR. At December 31, 2007, 50.4% of total nominal net debt (or 51.1% of nominal long-term net debt) was at fixed rates for over one year, compared to 45.4% of total debt2 (46.3% of long-term debt) in 2006. Of the remaining 49.6% (debt at floating or fixed rates maturing in less than one year), the interest rate on 46 percentage points was set for a period of more than one year (27% of long-term debt), compared to 41 percentage points on debt at floating or fixed rates maturing in less than one year (23% of long-term debt) at December 31, 2006. In 2007, cap and floor structures were arranged for an equivalent amount of 7,972 million euros to increase and extend the term of the hedged debt.
In addition, early retirement liabilities were discounted to present value over the year using the forward interest rate curve on the swap markets. The increase in interest rates has reduced the size of these liabilities.
The net financial result for 2007 showed a loss of 2,844 million euros, 4% higher than in 2006. Excluding exchange rate differences, interest expense in 2007 and 2006 was 2,851 million euros and 2,795 million euros, respectively, implying a 2% increase in adjusted finance costs in 2007 compared to 2006. This increase is the result of two offsetting factors. On the one hand, the 5.8% decrease in the total average net debt balance (3,471 million euros at December 31, 2007) led to a decline of 200.4 million euros. On the other hand, interest expense rose by 257 million euros as a result of: a) a 38bp increase in the average cost of debt, mostly because the average net debt was at higher rates than the average for 2006 due to the higher relative weight of Latin American debt and the hikes in rates in GBP, EUR and USD versus 2006, and b) a 50 million euro increase in non-recurring income and the expense related to positions measured at fair value. The figure for financial expenses in 2007 implies an average cost of average total net debt of 5.59%, or 5.61% stripping out exchange rate gains.
To illustrate the sensitivity of finance costs to variability in short-term interest rates, assuming a 100 basis point rise in all currencies in which the Company has a financial position and no change in the currency make-up and balance of the position at year end, the financial expense would increase by 182 million euros.

[2]	Total debt = Net financial debt+financial guarantees not considered in net financial debt+net personnel reorganization commitments.

Share price risk
In 2007, Telefónica carried out the share buyback program announced in October 2003 and renewed in April 2005, for a value estimated at 6,000 million euros to 2007 (inclusive), which depended on the generation of cash flows and on the share price. Although at the end of 2007 there were no commitments to buy back more shares, Telefónica could acquire new commitments in this respect in the future if so decided at the General Shareholders’ Meeting.
At December 31, 2007, Telefónica, S.A. held 64,471,368 treasury shares (see Note 12). The net asset value of the treasury shares could increase or decrease depending on variations in the Telefónica share price.
At the Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given the rights to earn a certain number of Telefónica, S.A. shares as a form of variable remuneration (see Note 20.a).
This plan consisted of a number of cycles. For the first cycle (July 1, 2006), the maximum number of shares amounted to 6,530,615, while in the second that maximum number to be assigned would be 5,556.234. According to the plan, the shares may be either (a) treasury shares in Telefónica, S.A., acquired by either Telefónica, S.A. itself or any of the Telefónica Group companies, in compliance with the legal requirements in force in this connection; or (b) newly-issued shares. The possibility of delivering shares to employees in the future, in accordance with relative shareholder remuneration or profit, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price is above the corresponding price on the cycle start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for the ordinary shareholder as a result of the higher number of shares outstanding.
To reduce risk and ensure the company has enough shares to meet its commitments at the end of the cycle commenced in 2006, Telefónica bought an instrument from a financial institution that will deliver to Telefónica, at the end of the cycle, a number of shares based on the same measure of success used in the plan. The maximum number of shares which Telefónica could receive is 7,200,000. The cost of this instrument was 46 million euros which, in unit terms, is equivalent to 6.43 euros per share (see Note 20).
Telefónica is also exposed to fluctuations in the share price of its investees, especially where these fall outside its core business and could be sold. In 2007, Telefónica sold its entire stakes in Airwave O2, Ltd. and Endemol Investment Holding, B.V. and part of its holding in Portugal Telecom, S.G.P.S., S.A. (representing 1.809% of share capital). Also in 2007, due to the non-monetary dividend paid by Portugal Telecom, Telefónica has received, directly and indirectly, a total of 16,879,406 shares of PT Multimedia, S.G.P.S., S.A (see Note 9).

Liquidity risk
Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, allowing some flexibility. In practice, this translates into two key principles:
1.
Group debt must have a longer average maturity than the time it will take to earn the cash to pay it (assuming internal projections are met, and all cash flows generated go to pay down debt rather than on dividends or acquisitions).

2.
The Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although including firm credit lines arranged with banks), assuming budget projections are met.

As of December 31, 2007, the average maturity of the Group’s 45,284 million euros net financial debt was 6.24 years. The Group would need to generate around 7,257 million euros per year to repay the debt in this period if it used all its cash for this purpose. Cash generation in 2007 amply exceeded this amount, so that if it maintains the same pace of cash generation during the average lifetime of the debt, the Group would repay the debt in its entirety before 6.24 years if it used all its cash for this purpose.
Gross debt maturities in 2008 amount to approximately 6,776 million euros (including the net position of hedges) and are lower than the availability of the funds, calculated as the sum of: a) current financial investments and cash at December 31, 2007 (6,477 million euros excluding derivative financial instruments); b) annual cash generation projected for 2008; and c) undrawn credit facilities arranged with banks whose initial maturity is over one year (more than 4,000 million euros at December 31, 2007). Accordingly, Telefónica will not need to tap the capital or credit markets in at least the next 12 months.
As a result of the higher debt at Telefónica following the acquisition of O2 shares and the excessive concentration of short-term debt maturities, Telefónica embarked on an ambitious refinancing plan, which led to the following actions in 2006 and 2007: (1) the refinancing of approximately 15,977 million euros via issues of bonds and debentures in international capital markets such as the euro, pound sterling, US dollar, yen and Czech crown (of which 3,974 million euros were issued in 2007 before the deterioration of the credit market –see Note 13-), and approximately 11,000 million euros in the syndicated credit and loan market; (2) the extension of the debt maturity (including the additional debt taken on after the acquisition of O2 in the UK) and, as a result, the extension of the average life of net financial debt from 3.75 to 6.24 years at the end of 2007; and (3) an approximately 5,389 million euro decrease in net financial debt in 2007 and an approximately 1,610 million euro decrease in post-employment benefit obligations.
The liquidity cushion existing after the execution of the refinancing plan (assuming the internal projections are met) will allow the Company to meet the rest of the financial commitments it acquires, focus on growing the business through new investment and/or bringing forward or increasing shareholder remuneration.

The breakdown of estimated interest maturities without considering the remeasurement of financial liabilities existing at December 31, 2007 is as follows:

							Over 5
Millions of euros	Total	1 year	2 years	3 years	4 years	5 years	years
Total	19,813	2,495	3,278	2,254	2,055	1,491	8,240
The estimate of interest rates applicable to floating rate debt is made based on forward rates of the most liquid money-market curves.
Country risk
Telefónica has managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.
partly matching assets to liabilities (those not guaranteed by the parent company) in its Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities,

2.	repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding this first point, Telefónica’s Latin American companies now have external net debt not guaranteed by the Spanish companies of 4,385 million euros, i.e. 8.7% of the Group’s total net financial debt, with Colombia (2,650 million euros), Brazil (1,292 million euros) and Peru (809 million euros), accounting for the bulk of the total.
Regarding the second point – repatriation of funds – Telefónica repatriated 2,250 million euros from Latin America in 2007, mostly through inter-group loans (repayment of principal and interest payment), capital decreases (1,398 million euros) and dividends (852 million euros) and the rest as interest and the payment of management fees.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place. The Currency Administration Commission (CADIVI) was set up to manage the exchange control system and determine authorizations of currency sales. This body has issued a number of regulations (“providencias”) governing the types of currency sales in Venezuela at the official exchange rate. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) “Remittance of earnings, profits, income, interest and dividends from international investment.” Telcel, the Group’s subsidiary in Venezuela, obtained approval on 137 million US dollars under this heading in 2006 and 240 million US dollars in 2007. The final dividend of 365 million US dollars proposed recently is pending approval. Accordingly, the Group will have to continue obtaining the necessary authorizations in future for requests submitted to the CADIVI. It expects this to occur with the same diligence and frequency as in the past, enabling it to continue carrying out its businesses in Venezuela as normal and to repatriate funds from this country.
Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Telefónica, S.A. trades with credit entities with senior debt ratings of at least “A.” In Spain, where most of the Group’s derivatives portfolio is, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, thus limiting the risk to the net position. Wherever operations allow, Telefónica, S.A. attempts to net risk positions with the various counterparties when arranging new trades. For example, if it takes a “pay” position in currency D, it will look for counterparties that have a “receive” position and it will settle with them when the conditions of the trade warrant. This reduces its potential credit risk. If the rating of a counterparty falls below “A,” it will study on a case-by-base basis whether to cancel the trades. The factors considered are: the period of the trade, whether the global position is a debtor position (no current credit risk) or creditor position, and the new rating.
For other subsidiaries, particularly those in Latin America, given the stable sovereign rating provides a ceiling and is below “A,” trades are with local financial entities whose rating by local standards is consered to be of high creditworthiness.
The Telefónica Group considers managing commercial credit risk as crucial to meeting its business and customer base growth targets in a manner that is consistent with its risk-management policy.
Therefore, the Group’s commercial credit risk-management approach is based on continuous monitoring of the risk assumed and the resources necessary to manage the Group’s various units, in order to optimize the risk-reward relationship in the development and implementation of their business plans in their ordinary management.
For this, uniform policies, procedures, authorization lines and management practices are established for all Group companies bearing in mind the individual needs and international best practice in this area, and including the commercial credit-risk management model in the Group’s decision-making process, at both the strategic and the day-to-day operations level.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a General Framework, revised annually based on the conditions of the market and countries where the Group operates. The General Framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (short- and long-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested. For Telefónica, S.A., the company which places the bulk of the Group’s surpluses, the maximum placement in 2007 was 180 days and the creditworthiness of the counterparties used, measured by their debt ratings, remained above A- and/or A3 by S&P and Moody’s, respectively.
The Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Group (Note 20).
Capital management
The finance department of Telefónica, S.A., which is in charge of the Group’s capital management, takes into consideration several factors when determining the company’s capital structure.
The first is the consideration of cost of capital at all times to achieve a combination that optimizes this. For this, the company monitors the financial markets and updates to standard industry approaches for calculating cost of capital (WACC, weighted average cost of capital) in determining this variable. The second, a gearing ratio that enables the Company to obtain and maintain the desired credit rating over the medium term, and with which the Company can use to match its potential cash flow generation and the alternative uses of this cash flow at all times.
These general arguments are rounded off with other considerations and specifics, such as country risk in the broadest sense, tax efficiency and volatility in cash flow generation, when determining the Company’s financial structure.
Derivatives policy
At December 31, 2007, the nominal value of outstanding derivatives with external counterparties amounted to 130,715 million euros. This amount is just 8.7% higher than in 2006 (120,267 million equivalent euros). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For instance, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using an FRA. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid problems arising through error or a failure to understand the real position and its associated risks.

The Group’s derivatives policy emphasizes the following points:
1)	Derivatives based on a clearly identified underlying.

Acceptable underlyings include profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (investment program, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with IFRS requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, i.e. hedges with a designated underlying asset and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by the various accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

2)	Matching of the underlying to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of breadth to certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

Sometimes, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3)	Matching the company contracting the derivative and the company that owns the underlying.

Generally, Telefónica aims to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (whether Group companies or the banks).

4)	Ability to measure the derivative’s market value using the valuation systems available to the Group.

Telefónica uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5)	Sale of options only when there is an underlying exposure.

Options can only be sold when: i) there is an underlying exposure (on the balance sheet or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, Telefónica would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6)	Hedge accounting:

The main risks that may qualify for hedge accounting are as follows:
•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.

•
Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable.

•	Variations in the valuation of any financial asset, particularly shares of companies held in the available-for-sale portfolio.
Regarding the underlying,
•	Hedges can cover all or part of the value of the underlying.

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

•
The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that hedges have longer terms than the contractual underlying that they cover. This happens when Telefónica enters into long-term swaps, caps or collars to protect itself against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and the company commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.
Hedges can be of three types:
•	Fair value hedges.

•
Cash flow hedges, which can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, interest rates above 4%). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge. Changes in the time value of the option are taken to the income statement.

•
Hedges on net investment in consolidated foreign subsidiaries. Generally such hedges will be arranged by Telefónica, S.A. and the other Group holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (Czech crown, pound sterling), or that an acquisition is made in cash with no need for market finance. In these circumstances the Group uses derivatives, either forwards or cross-currency swaps to hedge the net investment. “Pay fixed-rate foreign currency” cross-currency swaps are valued using the forward method (the interest spread and changes in value of the derivative due to movements in interest rates are taken to equity).

“Pay floating rate foreign currency” swaps are valued by the spot method (the interest spread and changes in value of the derivative due to movements in interest rates are taken to the income statement). As an exception to this general rule, for currencies with high interest spreads to the euro (such as the Brazilian real) the Group opts for short-term structures (around 1 year) and uses the spot rate method even when it is paying fixed-rate foreign currency, to make the income statement easier to understand. Hedges using forwards are analyzed on a currency-by-currency basis. Where technical market issues arise or the perception of exchange rate risk changes, the Group may decide to cancel the designation of a position as a hedge early, irrespective of its maturity. Similarly, for hedging positions nearing maturity (less than 3 months), due to technical market reasons such as liquidity etc., maturity may be brought forward (by taking an offsetting position or selling the derivative in the market). If it has been decided not to renew the hedge, the designation will be cancelled and the transaction can then be treated as effectively the same as the hedge reaching maturity. Otherwise, the hedge can be renewed early, in which case the first hedge’s designation is cancelled and the new hedge designated in its stead. Sometimes, a derivative-based hedge may be renewed using foreign currency debt instruments.

Hedges can comprise a combination of different derivatives.
There is no reason to suppose management of accounting hedges will be static,with an unchanging hedging relationship lasting right through to maturity. In fact, hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting the Group’s share capital. The designation of hedges may therefore be cancelled, before maturity, either because of a change in the underlying or because of a change in perceived risk on the underlying. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficacy of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in fair value or in the cash flows attributable to the hedge would offset the changes in fair value or cash flows attributable to the hedged risk, using a linear regression model in the analysis.
The main guiding principles for risk management are laid down by Telefónica Group’s Corporate Finance Department and implemented by company CFOs (responsible for balancing the interests of each company and those of the Group). The Corporate Finance Department may allow exceptions to this policy where this can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Group as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results in 2007, 2006 and 2005 is as follows:

Millions of euros	12/31/07	12/31/06	12/31/05
Finance income
Interest income	524	883	581
Dividends received	72	71	33
Other finance income	107	128	16

Total	703	1,082	630

Finance costs
Contractual interest expenses (IRR)	3,181	3,612	2,236
Less: amount capitalized	—	—	—
Ineffective portion of cash flow hedges	43	(4)	—
Ineffective portion of hedges of net investment in foreign operations	—	—	—
Discount to present value of provisions and other liabilities	200	138	170
Changes in fair value of financial assets at fair value through profit and loss:	(25)	55	28
• Held for trading	(27)	42	20
• Voluntary designation	2	13	8
Changes in fair value of financial liabilities at fair value through profit and loss:	4	24	(52)
• Held for trading	4	24	(52)
• Voluntary designation	—	—	—
Transfer from profit and loss from cash flow hedges	17	14	(44)
Transfer from equity to profit and loss from available-for-sale assets	107	—	—
(Gain)/loss on fair value hedges	(75)	79	70
Loss/(gain) on adjustment to items hedged by fair value hedges	102	(41)	12

Total finance costs	3,554	3,877	2,420

The breakdown of the Group’s derivatives at December 31, 2007, their fair value at year-end and the expected maturity schedule is as follows:

	Millions of euros
		Notional value
		Maturity
	Fair value				Subsequent
Derivatives	12/31/07	2008	2009	2010	years	Total
Interest rate hedges	(342)	118	1,033	(90)	1,009	2,070

Cash flow hedges	(278)	133	1,030	(72)	4,550	5,641

Fair value hedges	(64)	(15)	3	(18)	(3,541)	(3,571)

Exchange rate hedges	1,104	35	887	2,413	1,459	4,794

Cash flow hedges	1,168	414	887	2,413	1,459	5,173

Fair value hedges	(64)	(379)	0	0	0	(379)

Interest and exchange rate hedges	589	(123)	(217)	221	3,265	3,146

Cash flow hedges	382	481	0	224	3,307	4,012

Fair value hedges	207	(604)	(217)	(3)	(42)	(866)

Hedge of net investment in foreign operations	61	(1,876)	(943)	(550)	(1,396)	(4,765)

Derivatives not designated as hedges	(262)	551	(2,155)	(2,157)	3,459	(302)

Interest rate	(64)	(1,411)	(626)	(480)	2,358	(159)

Exchange rate	(270)	2,470	(1,296)	(1,539)	1,026	661

Interest and exchange rate	72	(508)	(233)	(138)	75	(804)
For hedges, the positive amount is in terms of fixed “payment”

For exchange rate hedges, a positive amount means payment in functional vs. foreign currency.
A list of derivative products entered into at December 31, 2007 and 2006 in provided in Appendix III.

(17)	TAX MATTERS

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. In 2007, the consolidated tax group comprised 39 companies (43 in 2006).

Modification of tax rates

In several countries where the Telefónica Group operates, the tax authorities have passed legislation modifying income tax rates. In this respect, the tax rate in Spain was reduced from 35% to 32.5% in 2007 and to 30% from January 1, 2008. Similarly, in the UK the tax rate will decrease from 30% to 28% in 2008 and in Germany from 38.6% to 29.8%. The income tax rate in the Czech Republic will fall from 24% in 2007 to 21% in 2008, 20% in 2009 and 19% in 2010.

This amendment reduces the tax rate applicable to affected companies’ profits, but also means less can be claimed back on tax losses carried forward from previous years on the accompanying consolidated balance sheet.

Based on estimates of taxable income and recovery of the deferred tax assets and liabilities recognized on the consolidated balance sheet, the Company quantified the impact of this change on the 2006 financial statements attributable to Spanish companies, recognizing a 355 million euro charge to “Income tax expense”, and a 14 million euro charge directly in equity. In addition, due to the changes in estimates made as a result of operations during the year indicated above, a tax revenue of 36 million euros was recognized in in 2007 under “Income tax expense.”

Deferred income tax

The movements in deferred taxes in 2007 and 2006 are as follows:

	Millions of euros
	Deferred tax	Deferred tax
	assets	liabilities
Balance at December 31, 2006	8,701	4,700

Increases	762	339
Decreases	(1,345)	(462)
Changes to tax rates	(245)	(281)
Transfers	(28)	(56)
Net international movements	—	(122)
Company movements and others	(16)	(192)

Balance at December 31, 2007	7,829	3,926

	Millions of euros
	Deferred tax	Deferred tax
	assets	liabilities
Balance at December 31, 2005	8,385	2,477

Increases	2,841	738
Decreases	(2,997)	(419)
Changes to tax rates	(450)	(81)
Transfers	4	(65)
Net international movements	(65)	(50)
Company movements and others	450	(88)
Tax effect O2 allocation	533	2,188

Balance at December 31, 2006	8,701	4,700

Tax credits for loss carryforwards
The tax loss carryforwards in Spain at December 31, 2007 at the main Group companies totaled 3,851 million euros (3,561 million euros for the Tax Group), of which 332 million and 3,229 million were incurred in 2003 and 2002, respectively. These can be utilised over a maximum of 15 years.
The balance sheet at December 31, 2007 includes a 481 million euro deferred tax asset corresponding to 1,567 million euros of tax loss carryforwards.
The 2002 income tax return included a negative adjustment for 2,137 million euros from Telefónica Móviles, S.A. (now Telefónica, S.A.). This arose through the transfer of certain holdings acquired in previous years where the fair value differed from the carrying amount (underlying book value) as a result of having implemented article 159 of the Spanish Corporation Law. However, as past rulings by the tax authorities differ from the interpretation being put forward by the Company, no adjustment has been made to the financial statements in this respect.
In relation to the sale by Terra Networks, S.A. (now Telefónica, S.A.) of it stake in Lycos Inc. in 2004, the Company has begun procedures to recognize a higher tax loss of up to 7,418 million euros because of measuring as acquisition value for tax purposes, the market value of Lycos Inc. shares received, rather than their carrying amount, in conformity with Article 159 of the Spanish Corporation Law. No accounting adjustments have been made until the Company receives a ruling on this procedure.
O2 Germany GMBH, the O2 Group’s German subsidiary, has tax loss carryforwards amounting to 5,746 million euros, of which 396 million euros have been recognized as deferred tax in line with the prospects of generating future taxable earnings.
Unused tax credits recorded on the consolidated balance sheet at the Latin American subsidiaries at December 31, 2007 totaled 370 million euros, of which 217 million and 96 million euros corresponded to Brasilcel and the Argentine operators, respectively.

Deductions
In the consolidated balance sheet at December 31, 2007, the Group had capitalized 1,889 million euros of tax credits in connection with double tax deductions, export activity tax credits and a tax credit associated with the reinvestment of the capital gain.
Temporary differences
Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the balance sheet, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities. The sources of deferred tax assets and liabilities from temporary differences recorded at December 31, 2007 and 2006 are as follows:

	Millions of euros
	2007		2006
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities
Property, plant and equipment	862	380	629	469
Intangible assets	55	2,469	36	3,151
Personnel commitments	1,528	17	1,550	3
Provisions	635	2	758	180
Investments in subsidiaries, associates and joint ventures	1,221	196	957	393
Other	392	862	549	504

Total	4,693	3,926	4,479	4,700

Tax payables and tax receivables
Current tax payables and receivables at December 31, 2007 and 2006 are as follows:

	Millions of euros
	Balance at	Balance at
	12/31/07	12/31/06
Taxes payable:
Tax withholdings	155	108
Indirect taxes payable	718	1,162
Social Security	184	202
Current income taxes payable	561	903
Other	539	466

Total	2,157	2,841

	Millions of euros
	Balance at	Balance at
	12/31/07	12/31/06
Tax receivables:
Indirect tax receivables	507	919
Current income taxes receivable	368	520
Other	135	115

Total	1,010	1,554

Reconciliation of book profit before tax to taxable income
The reconciliation of the book profit before tax to the taxable income for corporate income tax purposes and the determination of the corporate income tax expense for 2007, 2006 and 2005 is as follows.

	Millions of euros
	2007	2006	2005
Book profit before tax	10,684	6,764	6,607

Tax expense at prevailing statutory rate	3,472	2,367	2,312
Effect of statutory rate in other countries	458	199	(71)
Variation in tax expense from new taxes	(22)	6	—
Permanent differences	(1,893)	553	223
Changes in deferred tax charge due to changes in tax rate	(36)	355	2
Capitalization of tax deduction and tax relief	(200)	(1,375)	(138)
Use of loss carryforwards	(203)	(144)	(307)
Increase/(decrease) in tax expense arising from temporary differences	(8)	(46)	(54)
Consolidation adjustments	(3)	(133)	(58)
Adjustments to provision to return	—	(1)	(5)

Corporate income tax charge	1,565	1,781	1,904

Breakdown of current/deferred tax expense
Current tax expense	2,152	3,116	2,610
Deferred tax expense	(587)	(1,335)	(706)

Total corporate income tax charge	1,565	1,781	1,904

Permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement.
In 2007, the Company recognized a tax credit arising from the recognition of a higher tax loss carryforward amounting to 2,812 million euros generated on the disposal of the stake in Endemol Investment Holding, B.V. (see Note 2) as a difference between the tax and book value of the Endemol shares at the time of disposal. The positive impact recognized in “Income tax expense” in the consolidated income statement for the year amounted to 914 million euros, present in the table above under “Permanent differences.”

Also included under “Permanent differences” is the accounting gain on this disposal, of 1,368 million euros, and the accounting gain on the disposal of Airwave for 1,296 million euros (see Note 2).
On September 25, 2002, tax inspections commenced at several companies included in Tax Group 24/90, of which Telefónica, S.A. is the parent company. The taxes inspected were corporate income tax (for the years from 1998 to 2000) and VAT, tax withholdings and prepayments relating to personal income tax, tax on investment income, property tax and non-resident income tax (1998 to 2001). The tax audits were concluded in 2005. The final outcome of the tax assessments is not expected give rise to significant additional liabilities on the Telefónica Group consolidated financial statements.
These assessments, which included settlement agreements and imposed fines on Telefónica, S.A. were signed by the company in disagreement in October 2004 and July 2005. The total amount of the assessments was 140 million euros.
In April 2007, Telefónica, S.A. filed an administrative appeal before the National Court of Justice. The company also requested that the execution of the appealed settlements and penalties be suspended by providing the appropriate guarantees. On July 26, 2007 the lawsuit was formalized, with Telefónica, S.A. providing expert testimonies supporting its allegations. In December, the parties submitted the evidence on which their cases were based.
In addition, on June 17, 2006, a new inspection commenced. The taxes and years subject to review are corporate income tax for the years 2001 to 2004, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for 2002 to 2004. The inspections are not yet complete, but it is considered unlikely that the current actions of the tax authorities will give rise to significant additional liabilities.
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit currently in progress, the Tax Group has the following years open for review: the years since 2002 for tax withholdings and prepayments relating to personal income tax, tax on investment income, property tax, non-resident income tax and VAT; and the years since 2001 for corporate income tax (since 2001 and 2000, respectively, for the other Spanish companies).
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•	The last five years in Argentina, Brazil, Mexico, Colombia, Uruguay and the Netherlands.

•	The last four years in Ecuador, Nicaragua, Peru and Venezuela.

•	The last three years in Chile, El Salvador, the US and Panama.

•	The last three years at the O2 Group. In addition, the period between March 2001 and March 2004 is open to inspection at O2 UK and O2 Third Generation.
The tax audit of the open years is not expected to give rise to additional significant liabilities for the Group.

(18)	DISCONTINUED OPERATIONS

None of the Group’s main operations were discontinued in 2007.

In 2006, Telefónica, Publicidad e Información, S.A.’s (TPI) operations were discontinued. The disposal of this investment (see Note 2) represented the Telefónica Group’s exit from the directories business.

TPI’s results in 2006 and 2005 until the effective date of its sale in 2006 are as follows:

Millions of euros	2006	2005
Operating income	270	654
Operating expense	(219)	(459)
Operating profit (loss)	51	195
Financial income (loss)	(4)	(5)
Profit before minority interests and tax	47	190
Corporate income tax	(14)	(66)
Profit for the year from a discontinued operation	33	124
Net cash flows in 2006 and 2005 until the effective date of its sale in 2006 are as follows:

Millions of euros	2006	2005
From operating activities	65	134
From/(used in) investing activities	(7)	(14)
From/(used in) financing activities	(141)	(124)
Foreign currency risk	(2)	3

Total increase/(decrease) in net cash	(85)	(1)

The gain on the sale of this company was as follows:

Millions of euros
Non-current assets	69
Current assets	286
Non-current liabilities	(78)
Current liabilities	(271)

Total	6

Sale price	1,838

Gain on disposal	1,832

The tax expense generated by the disposal of this company was 269 million euros.

Although TPI remained fully operational in 2005, its earnings results are presented under “Profit after taxes from discontinued operations” on the consolidated 2005 income statement for comparison purposes.

(19)	REVENUE AND EXPENSES

Net sales and services:

The breakdown of sales and services rendered is the following:

Millions of euros	2007	2006	2005
Services rendered	52,436	49,241	34,519
Net sales	4,005	3,660	2,864

Total revenue	56,441	52,901	37,383

Other income
The breakdown of this heading is as follows:

	Millions of euros
	2007	2006	2005
Non-core and other current operating income	601	517	437
Internal expenditures capitalized	708	719	601
Government grants	57	47	75
Gain on disposal of assets	2,898	288	303

Total	4,264	1,571	1,416

Gain on the disposals of assets mainly include the gains on the sales during the year of the holdings in Airwave O2, Ltd. and Endemol Investment Holding, B.V. for 1,296 million and 1,368 million euros, respectively (see Note 2).

Also included are gains on the disposal of properties in line with the Telefónica Group’s real estate efficiency plan via the selective sale of properties, which amounted to 161, 100 and 66 million euros in 2007, 2006 and 2005, respectively.
The figure for 2006 includes the gain of 142 million euros obtained from Telefónica’s acceptance of the takeover bid for Sogecable (see Note 13).
The figure for 2005 includes 80 million euros of proceeds from the sale of the 14.41% shareholding in US company Infonet Services Corporation, Inc. and 56 million euros from the offering of Endemol shares.
Other expenses
The breakdown of this heading in 2007, 2006 and 2005 is as follows:

Millions of euros	2007	2006	2005
Leases	938	900	489
Advertising	2,198	2,071	1,665
Other external services	6,854	6,259	4,503
Taxes other than income tax	974	905	781
Other operating expenses	303	220	228
Changes in trade provisions	666	609	471
Losses on disposal of non-current assets	148	131	75

Total	12,081	11,095	8,212

In 2007, 2006 and 2005, research and development costs recognized directly in profit and loss are not significant.
Estimated schedule
The estimated payment schedule for the next few years on operating leases and acquisition commitments is as follows:

		Less than	1 to 3	3 to 5	Over 5
31/12/2007	Total	1 year	Years	Years	years
Operating leases	5,432	812	1,426	1,036	2,158
Purchase commitments	2,388	1,407	549	232	200
The main finance lease transactions are described in Note 22.

Personnel expenses
The breakdown of “Personnel expenses” is as follows:

	Millions of euros
	2007	2006	2005

Wages, salaries and other personnel expenses	6,694	6,539	4,921
Personnel reorganization expenses	1,199	1,083	611

Total	7,893	7,622	5,532

Personnel reorganization expenses recorded by the Group include the costs of the Telefónica de España labor force reduction program of 361, 934 and 578 million euros in 2007, 2006 and 2005, respectively (see Note 15.a).
The heading also includes the impact of the various staff reduction plans undertaken in 2007 (see Note 15.a), which amounted to 838 million euros.
Number of employees
The table below presents the breakdown of the Telefónica Group’s average number of employees in 2007, 2006 and 2005, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with its segment reporting.

	2007		2006		2005
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	37,688	35,792	39,169	38,616	40,588	39,613
Telefónica Latin America	48,844	49,946	48,315	47,833	46,004	47,175
Telefónica Europe	29,249	29,305	26,248	27,844	9,888	10,531
Subsidiaries and other companies	128,271	133,444	111,744	118,703	95,675	107,380

Total	244,052	248,487	225,476	232,996	192,155	204,699

TPI Group	—	—	1,661	—	2,931	2,942

Total	244,052	248,487	227,137	232,996	195,086	207,641

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2007 were 116,949 and 123,592, respectively.
Of the final headcount at December 31, 2007, approximately 47.6% are women.

Employee benefits
The Telefónica Group has arranged a defined contribution pension plan for its employees in Spain. Under this plan, the company makes contributions of 4.51% of the regular base salary (6.87% for employees of Telefónica de España, S.A.U. whose hiring date was prior to June 30, 1992). This is in addition to a 2.21% compulsory contribution by each participant. This plan is entirely externalized in outside funds.
At December 31, 2007, a total of 32,865 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (36,209 and 45,662 at December 31, 2006 and 2005, respectively). The contributions made by the various companies in 2007 amounted to 95 million euros (95 and 94 million euros in 2006 and 2005, respectively).
Furthermore, in 2006, the Group approved a Pension Plan for Senior Executives, wholly funded by the company, which complements the previous plan. This plan envisages annual defined contributions equivalent to specific percentages of the executives’ fixed remuneration, in accordance with their professional category, and extraordinary contributions in accordance with the circumstances of each executive, payable in line with the conditions of said Plan.
No provision was made for this plan as it has been fully externalized.
With regard to investee Atento Brasil, a number of labor disputes are underway with the Brazilian Social Security Institute (INSS) and the Regional Labor Department. The claims amount to approximately 58 million euros. The company has obtained reports from external advisors confirming the reasonableness of the actions carried out in this respect.
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2007	2006	2005
Depreciation of property, plant and equipment	6,497	6,636	5,217

Amortization of intangible assets	2,939	3,068	1,476

Total	9,436	9,704	6,693

Estimated amortization over the next five years of intangible assets on the consolidated balance sheet at December 31, 2007 is as follows:

Millions of euros	Total
2008	2,758
2009	2,497
2010	2,256
2011	1,690
2012	1,459
Net finance results
Note 16 provides a breakdown of the various components of financial results in 2007 and comparison with 2006 and 2005.
Earnings per share
Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent (adjusted for any dilutive effects inherent in converting potential ordinary shares issued) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
	2007	2006	2005

Profit attributable to ordinary equity holders of the parent from continuing operations	8,906	4,650	4,375

Profit attributable to ordinary equity holders of the parent from discontinued operations	—	1,583	71

Total profit for calculating basic earnings per share attributable to equity holders of the parent	8,906	6,233	4,446

Adjustment for dilutive effects of the conversion of potential ordinary shares	—	—	—

Total profit for the purposes of calculating diluted earnings per share attributable to equity holders of the parent	8,906	6,233	4,446

	Thousands
No. of shares	2007	2006	2005

Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,758,707	4,778,999	4,870,852

Dilutive effect of conversion of potential ordinary shares

• Endemol employee share option plans	—	421	833

• Terra Lycos employee share option plans	—	—	22

Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,758,707	4,779,420	4,871,707

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. Specifically, an adjustment was made for the distribution of part of the share premium via the delivery of shares (1-for-25) approved at the General Shareholders’ Meeting of May 31, 2005, which was carried out in June 2005.
There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.
Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

	Continuing operations			Discontinued operations			Total
Figures in euros	2007	2006	2005	2007	2006	2005	2007	2006	2005

Basic earnings per share	1.872	0.973	0.898	—	0.331	0.015	1.872	1.304	0.913

Diluted earnings per share	1.872	0.973	0.898	—	0.331	0.015	1.872	1.304	0.913
(20)	SHARE-BASED PAYMENT PLANS

In 2007 and 2006, the Telefónica Group maintained the following shared-based payment plans linked to the share price of Telefónica, S.A. or one of its subsidiaries.
a)	Telefónica, S.A. share plan: “Performance Share Plan”
At the General Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, its shareholders approved the introduction of a long-term incentive plan for managers and senior executives of Telefónica, S.A. and other Telefónica Group companies. Under this plan, selected participants who met the qualifying requirements were given a certain number of Telefónica, S.A. shares as a form of variable compensation.
The Plan is initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares to be delivered, if targets are met, from July 1, 2009) and the fifth phase begins on July 1, 2010 (with any shares earned delivered from July 1, 2013).
Award of the shares is subject to a number of conditions:
•	The beneficiary must continue to work for the company throughout the three years of the phase, subject to certain special conditions related to departures.

•
The actual number of shares awarded at the end of each phase will depend on success in meeting targets and the maximum number of shares assigned to each executive. Success is measured by comparing the total shareholder return (TSR), which includes both share price and dividends offered by Telefónica shares, with the TSRs offered by a basket of listed telecoms companies that comprise the comparison group. Each employee who is a member of the plan is assigned at the start of each phase a maximum number of shares. The actual number of shares awarded at the end of the phase is calculated by multiplying this maximum number by a percentage reflecting their success at the date in question. This will be 100% if the TSR of Telefónica is equal to or better than that of the third quartile of the Comparison Group and 30% if Telefónica’s TSR is in line with the average. The percentage rises linearly for all points between these two benchmarks. If the TSR is below average no shares are awarded.

The maximum number of the shares issuable in each of the two outstanding phases at December 31, 2007 is as follows:

	No. of shares	Unit value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010
This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 23 and 8 million euro of employee benefits expenses recorded in 2007 was made in equity.
To ensure the Company has enough shares to meet its obligations at the end of the phase commenced in 2006, Telefónica purchased an instrument from a financial institution that will deliver to Telefónica, at the end of the phase, a number of shares determined using the same measure of success as the plan, i.e. an instrument that mirrors the features of the plan. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros for every maximum number of shares (see Note 16).
b)	Telefónica, S.A. share option plan targeted at employees of O2: (O2 Performance Cash Plan)
In addition to the Performance Share Plan, another plan called the Performance Cash Plan, operating under the same conditions as the Performance Share Plan is targeted at employees of the O2 Group. This plan entails delivery to O2 executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the notional value of the values at the delivery date.

The value of the theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase, except for the first phase, where the average share price during the 30 days immediately prior to May 11, 2006 (12.83 euros) was taken as the reference.
The estimated duration of this plan is also 7 years, with 5 phases, each of three years, commencing on July 1 of each year, starting in 2006.
Like the Telefónica, S.A. Performance Share Plan, the performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the following criteria:

• Below average	0%
• Average	30%
• Equal to or higher than the third quartile	100%
The number of options assigned to the two phases outstanding at December 31, 2007 is 794,473 and 632,027, respectively.
The fair value of the options delivered in the second phase at December 31, 2007 was 13.33 euros per option. The fair value of the options delivered in the first phase at that date was 18.89 euros per option (16.86 euros at December 31, 2006). This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year end.
c)	Terra Networks, S.A. (now Telefónica, S.A.) share option plan
The Terra Networks, S.A. share option plan was approved at the Shareholders’ Meeting on October 1, 1999 and implemented by Board of Directors’ resolutions adopted on October 18, 1999 and December 1, 1999.
The plan provides, through the exercise of the share options by their holders, for the ownership by the employees and executives of the Terra-Lycos Group companies of a portion of the capital of Terra Networks, S.A. up to a maximum of 14,000,000 shares of Terra Networks, S.A.
As a result of the Telefónica, S.A. and Terra Networks S.A. merger approved at the General Shareholders’ meeting held on May 31, 2005 and recorded in the Madrid Mercantile Register on July 16, 2005, Telefónica, S.A. took over responsibility for Terra Networks S.A.’s outstanding share option plans.
Consequently, the options on Terra Networks, S.A. shares were automatically translated into options on Telefónica, S.A. shares at the exchange ratio used in the merger.

The main features of the plan are as follows:
1.
Each option entitles the holder (employee or executive) to acquire one share of Terra Networks, S.A. (now shares in Telefónica, S.A.) at an exercise price established at the time the options are granted.

2.	The options are exercisable for four to six years following the grant date.

3.	The exercise of the options is contingent upon the beneficiary remaining an employee of the Terra-Lycos Group (now the Telefónica Group).

4.	At the exercise date, the options may be either equity-settled in Terra Networks, S.A. (now Telefónica, S.A.) shares, once the beneficiary has paid the option exercise price, or net cash-settled.
At December 31, 2007 all options outstanding were cancelled.
The movement in 2007, 2006 and 2005 is as follows:

		Average
	Number of	exercise price
	options	(euros)

Options outstanding at December 31, 2004 (on Terra shares)	2,383,820	14.21

Equivalent outstanding options at December 31, 2004 (on Telefónica shares)	529,738	63.95

Options granted	33,276	27.50

Options expired/cancelled	(445,114)	70.67

Options outstanding at December 31, 2005	117,900	28.28

Options granted	13,278	22.70

Options expired/cancelled	(78,067)	31.12

Options outstanding at December 31, 2006	53,111	22.70

Options expired/cancelled	(53,111)	22.70

Options outstanding at December 31, 2007	—	—

d)	Share option plan of Terra Networks, S.A. (now of Telefónica, S.A.) resulting from the assumption of Lycos, Inc.’s share option plan
Under the agreements entered into for the acquisition of Lycos, Inc., it was agreed to exchange options on the shares of Lycos, Inc. for options on the shares of Terra Networks, S.A.
On June 8, 2000, a resolution was passed at the Shareholders’ Meeting of Terra Networks, S.A. to take over Lycos, Inc.’s share option plan.
At the time of the sale of all the shares in Lycos, Inc in 2004, it was agreed that Terra Networks, S.A. would remain responsible for the obligations arising from share options on Terra Networks, S.A. shares to beneficiaries of Lycos, Inc. although Lycos, Inc. could carry out, on behalf of and at the expense of Terra Networks, S.A. whatever actions were necessary or advisable in relation to the exercise of the options by the beneficiaries.
After the merger of Terra Networks, S.A. into Telefónica, S.A., these options became options on Telefónica, S.A. shares.
At December 31, 2007, employees of Lycos, Inc. had outstanding options on 93,269 shares, at a post-merger weighted average price of 68.18 US dollars.
The movement in 2007, 2006 and 2005 is as follows:

		Average
	Number of	exercise price	Average share
	options	(USD)	price (USD)

Options outstanding at December 31, 2004 (on Terra shares)	10,863,239	20.39

Equivalent outstanding options at December 31, 2004 (on Telefónica shares)	2,414,053	91.76

Options exercised	(161,982)	17.47	20.39

Options expired/cancelled	(1,724,646)	108.58

Options outstanding at December 31, 2005	527,425	59.57

Options exercised	(124,974)	14.37	15.68

Options expired/cancelled	(287,204)	76.15

Options outstanding at December 31, 2006	115,247	67.26

Options expired/cancelled	(21,978)	63.38

Options outstanding at December 31, 2007	93,269	68.18

The breakdown of options outstanding at December 31, 2007 is as follows:

	Number of		Average remaining
	options	Average exercise	exercise period
Range of exercise prices (USD)	outstanding	price (USD)	(years)
54,90 – 68,90	72,682	58.25	2.30
74,65 – 136,13	20,587	103.22	1.74

Options outstanding at December 31, 2007	93,269	68.18	2.17

e)	Telefónica, S.A. share option plan aimed at employees of Endemol (“EN-SOP Program”).
In order to fulfill the commitments assumed by Telefónica, S.A. in the acquisition of the Dutch company Endemol and to establish a competitive compensation system similar to that in place at other companies in the industry in which Endemol operates, on April 25, 2001, the Standing Committee of the Board of Directors of Telefónica, S.A. approved the establishment of a Telefónica, S.A. share option plan targeted at the employees of Endemol Entertainment N.V. and its subsidiaries, known as the EN-SOP Program.
This program consisted of granting to the beneficiaries (all the Endemol Group’s permanent employees on January 1, 2001, who are not participating in another similar share or share option plan), effective January 1, 2001, 2002, 2003 and 2004, of a certain number of purchase options on Telefónica, S.A. shares. The exercise period of the options is four years from the grant date, and the options may be exercised at a rate of one-half per year, three and four years after the related grant date.
The option exercise price was the related annual reference value set on each grant date, and the exercise terms are the customary terms in programs of this nature. The beneficiaries must remain uninterruptedly permanent employees of Endemol until the options are exercised, without prejudice to the regulation of cases of early settlement of the options in certain cases in which the employment relationship is interrupted prior to the exercise of the options.
The options could be settled through the acquisition by the beneficiary of the underlying shares or, alternatively, through a net-equity or cash settlement.
The disposal of the holding in Endemol by Telefónica in 2007 led to the cancellation and settlement of the plan. It was no longer in effect at December 31, 2007.

The movement in 2007, 2006 and 2005 is as follows:

		Average
	Number of	exercise price	Average share
	options	(euros)	price (euros)
Options outstanding at December 31, 2004	6,682,799	11.54
Options exercised	(492,277)	11.88	13.82
Options expired/cancelled	(1,280,688)	14.29
Options outstanding at December 31, 2005	4,909,834	10.78
Options exercised	(1,824,754)	10.34	12.72
Options expired/cancelled	(336,326)	10.81
Options outstanding at December 31, 2006	2,748,754	11.07
Options exercised	(1,734,755)	10.39	16.39
Options expired/cancelled	(1,013,999)	12.24
Options outstanding at December 31, 2007	—	—
Of all the options exercised in 2007, 4,750 were equity-settled (3,050 and 1,525 options in 2006 and 2005, respectively) (see Note 12) and the remainder cash-settled for an amount of 10 million euros (4.86 and 1.02 million euros in 2006 and 2005, respectively).
(21)	OTHER INFORMATION
a)	Litigation

Telefónica and its group companies are party to several lawsuits which are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.

It is reasonable to assume that this litigation will not materially affect the financial position or solvency of Telefónica Group, regardless of the outcome. The Company also has the support of reports by its legal counsel. We highlight the following unresolved cases:

1.	Procedures deriving from bankruptcy proceeding of Sistemas e Instalaciones de Telecomunicación, S.A.U. (Sintel).

Sintel, a former subsidiary of Telefónica was declared bankrupt in 2001. As a result of the voluntary bankruptcy proceeding heard by Madrid Court of First Instance no. 42 (case 417/2001), two criminal proceedings commenced which affect Telefónica.

In the first proceeding (“Abbreviated” proceeding no. 273/2001) being heard by Central Examining Court No. 1, on September 24, 2002, Telefónica and Telefónica de España, S.A.U. filed a civil suit for damages against the directors of Sintel and of Mastec Internacional, S.A.

The second proceeding (Preliminary proceeding No. 362/2002), being heard by Central Examining Court no. 1, was for a possible offence of extortion. This proceeding was subsequently assimilated to the preliminary proceedings in case No. 273/2001 above.

The two proceedings were combined in April 2004. The motion filed by counsel for Telefónica to have the case dismissed was rejected and it was ruled that the preliminary proceedings should continue. Nonetheless, to date no liability has been established against Telefónica and the plaintiffs’ claim in this regard has been explicitly dismissed.

In its ruling of December 12, 2007, Examining Court No. 1 changed into an “Abbreviated” proceeding the suit for bankruptcy due to criminal negligence and crimes against the Spanish Treasury, charging those that could be responsible, all managers and directors of Sintel, S.A., long after the sale of the company by Telefónica.

2.	Contentious proceedings in connection with the takeover bid for Terra Networks, S.A. and its subsequent merger with Telefónica

Proceedings derived from the takeover bid

2.1.
On May 29, 2003, certain Terra Networks, S.A. shareholders filed two class actions with the Supreme Court of New York State against Telefónica, Terra Networks, S.A. and certain directors of Terra Networks, S.A.

The actions alleged mainly that the takeover bid by Telefónica was the result of non-compliance with the fiduciary commitments of this company, and of the Board of Directors of Terra Networks, S.A. Since the actions were brought, both have remained inactive.

2.2.
The World Association of Shareholders of Terra Networks, S.A. (ACCTER) filed an appeal for judicial review at the National Appellate Court -Telefónica appears as an intervening non-party- against the ruling of June 19, 2003 by the Spanish National Securities Market Commission (CNMV) authorizing the takeover offer by Telefónica for Terra Networks, S.A.

The appeal was rejected by the National Appellate Court via ruling issued January 27, 2006, against which ACCTER filed an administrative appeal. The Third Section of the Supreme Court has yet to rule on the admissibility of this appeal.

Proceedings derived from the merger

2.3.	On June 30, 2005, ACCTER and its President, on his own account, filed a complaint contesting the merger resolution adopted at the Shareholders’ Meeting of Terra Networks, S.A. of June 2, 2005.

The Court of First Instance rejected the claim and the plaintiffs filed an appeal which has yet to be resolved.

2.4.
On September 26, 2006, Telefónica and one of its directors were notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract by Telefónica with the shareholders of Terra in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. The court date has been set for July 19, 2008.

3.	Claim at the ICSID

As a result of the enactment by the Argentine government of Public Emergency and Exchange Rules Reform Law 25,561 of January 6, 2002, Telefónica considered that the terms and conditions of the Share Transfer Agreement approved by Decree 2332/90 and the Pricing Agreement ratified by Decree 2585/91, both of which were executed by the Company with the Argentine government, were affected appreciably, since the Law rendered ineffective any dollar or other foreign currency adjustment clauses, or indexation clauses based on price indexes of other countries, or any other indexation mechanism in contracts with the public authorities. The law also required that prices and rates derived from such clauses be denominated in pesos at an exchange rate of one peso (ARS 1) to one US dollar (USD1).

Accordingly, since negotiations with the Argentine Government were unsuccessful, on May 14, 2003, Telefónica filed a request for arbitration with the International Center for Settlement of Investment Disputes (ICSID) pursuant to the Agreement for the Promotion and Reciprocal Protection of Investments between the Argentine Republic and the Kingdom of Spain. On July 6, 2004, the first hearing at the ICSID took place in Washington and a 90-day stay was ordered in an attempt to reach a settlement. Following the expiration of the stay without any settlement having been achieved, on December 6, 2004, Telefónica filed the “memorial” or claim with the ICSID together with the initial supporting testimonies. The Court is currently considering a plea filed by the Argentine government alleging that the matter is outside the jurisdiction of the arbitration court.

On February 15, 2006, Telefónica Argentina signed a memorandum of understanding with the Argentine government as a prerequisite to reaching an agreement to renegotiate the transfer contract approved by Royal Decree-Law 2332/90 pursuant to the provisions of Article 9º of Law 25,561.

Among other issues, this memorandum of understanding envisaged the suspension by Telefónica de Argentina and Telefónica for a period of 210 working days, of proceedings for all claims, appeals and demands planned or underway, with the administrative, arbitrational or legal courts of Argentina or abroad, which were based on events or measures taken as a result of the emergency situation established by Law Nº 25,561 with regard the Transfer Agreement and the license granted to the Company. The suspension came into force on October 6, 2006.

This preliminary agreement could put an end to the litigation.

As the initial stay expired, Telefónica requested a six-month extension starting October 5, 2007 which the Argentina government did not oppose. The courts agreed to extend the stay.

4.	Appeal for judicial review of the Spanish Competition Court (TDC) ruling of April 1, 2004.

On April 1, 2004, the TDC ruled that Telefónica de España, S.A.U. had engaged in unfair trade practices prohibited under Article 6 of Antitrust Law 16/1989, dated July 17, and Article 82 of the EC Treaty, consisting of the abuse of a dominant market position, by conditioning the provision of certain services to the non-existence of predialling arrangements with rival operators and running disloyal advertising campaigns. It imposed a fine of de 57 million euros.

Telefónica de España, S.A.U. filed an appeal for judicial review of this decision.

On January 31, 2007, the National Appellate Court ruled in favor of the appeal, thereby overturning the TDC’s ruling. The State attorney filed an appeal to overturn the Supreme Court ruling in which Telefónica appeared.

5.	Cancellation of the UMTS license granted to Quam GMBH in Germany.

In December 2004, the German Regulatory Authority for Telecommunications and Post (RegTP) revoked the UMTS license granted to Quam GMBH in 2000. After obtaining a suspension of the revocation order, on January 16, 2006, Quam filed a suit against the order with the German courts. There were two main parts to this claim: the first seeking to uphold the suspension of the license revocation order issued by the RegTP, and the second, in the event the first did not prosper, seeking the total or partial repayment of the original amount paid for the license.

Towards the end of February 2007, Quam filed allegations, and the public hearing was scheduled for April 25, 2007. At the hearing, the court issued a ruling rejecting Quam’s claim. This rule has been appealed.

6	Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España, S.A.U.’s broadband pricing policy.

On February 22, 2006, Telefónica was sent a statement of objections, initiating disciplinary proceedings for conduct that goes against Article 82 of EC Treaty rules. Subsequently, on July 9, 2007, the European Commission issued a decision, imposing a 152 million euro fine on Telefónica and Telefonica de España S.A.U. The ruling charged Telefónica with applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology from September 2001 to December 2006. Telefónica de España, S.A.U. and Telefónica both filed appeals to overturn the decision before the Court of First Instance of the European Communities. The Kingdom of Spain also lodged an appeal to overturn the decision.

7
Proceedings by Agência Nacional de Telecomunicações (ANATEL) against various companies from the Brasilcel, N.V. Group (Telerj Celular, S.A., Telems Celular, S.A., Tele Centro Oeste Celular Participaçoes, S.A., and others) regarding the inclusion of interconnection revenues and revenues from network usage by operators in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

The Brasilcel, N.V. (VIVO) Group operators appealed ANATEL’s decision modifying the basis for calculating amounts payable into the Fund for Universal Access to Telecommunications Services (FUST for its initials in Portuguese), a fund to pay for telecommunications services providers’ obligations to provide universal service (wireline and wireless). The FUST’s income consists of 1% of the operators’ gross operating revenues.

According to ANATEL criteria, revenues obtained from transfers received by other operators (interconnection and network usage) should be included in FUST’s taxable income, with no deduction of interconnection expenses from the tax base.

The operators of Brasilcel, N.V., together with other wireless operators, requested a stay of execution in order to be able to continue calculating the FUST calculation basis exclusive of said revenues. Their petition was rejected on January 24, 2006. However, on March 13, 2006, the plaintiffs were granted an injunction allowing that revenues from transfers received by other operators be excluded from the base for calculating the FUST’s taxable income.

In addition, at the same time Telecomunicações de São Paulo, S.A. — Telesp and Telefónica Empresas S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado), requested an injunction that would allow them to continue including these revenues and deducting expenses from FUST’s taxable income. The request was rejected on January 9, 2006. On April 17, 2006 an injunction was granted, allowing ANATEL’s decision to modify the revenues included in taxable income for the FUST’s calculation to not have any retroactive effect.

8
Appeal for judicial review against the ruling of the Central Economic-Administrative Tribunal dated February 15, 2007 rejecting several economic-administrative claims filed by Telefónica against assessments from the National Inspection Office of the Spanish Treasury related to consolidated taxes in 1998, 1999 and 2000.

See Note 17 for unresolved proceedings regarding corporate income tax.

9
Proceeding before Prague District Court no. 3 initiated by Telefónica O2 Czech Republic, a.s. against the ruling of the Czech Telecommunications Office dated December 22, 2003 (Reference nº 27865/2003-603/IV).

On December 22, 2003, the Czech Telecommunications Office issued a ruling that required Cesky Telecom, a.s. (now Telefónica O2 Czech Republic, a.s.) to pay T-mobile Czech Republic, a.s. (T-mobile) 898,606,196 Czech crowns in interconnection fees (call termination) for the period from January to November 2001.

At the petition of Telefónica O2 Czech Republic, a.s., the court granted a stay of execution on the Czech Telecommunications Office’s ruling during the judicial procedure.

On October 27, 2006, the District Court of Prague issued a ruling rejecting Telefónica O2 Czech Republic’s action, considering that the decision corresponded to an administrative proceeding. This ruling was appealed and upheld by the Appellate Court, bringing the civil proceeding to an end.

As a result, Telefónica O2 Czech Republic, a.s. filed a new suit before the administrative courts requesting that the execution of the Czech Telecommunications Office’s ruling be suspended. The procedure arising from this suit is still pending.

Although this administrative procedure had yet to be resolved, in 2007 T-mobile asked Prague District Court 3 to execute the ruling of December 23, 2003 entailing an amount of 1,859,277,925.29 Czech crowns (in principal and interest). The court accepted the petition and on May 23, 2007 issued a ruling to initiate the execution against any asset of Telefónica O2 Czech Republic, a.s. pursuant to a request by Telefónica O2 Czech Republic, s.a., this execution has been suspended until a final ruling by the Courts on the case is handed down.

Recently, Telefónica O2 Czech Republic, a.s. requested that the execution ordered by Prague District Court 3 be ruled inadmissible. No ruling has been made.

10	Suit filed by the Treasury of Sao Paulo (Brazil) against Telecomunicações de São Paulo, S.A. -Telesp.
Three lawsuits were filed by the State Treasury of Sao Paulo against Telecomunicações de São Paulo, S.A. –Telesp (“Telesp”) in relation to the Merchandise Cirulation Tax (ICMS) -similar to the VAT levied on telecommunications services- applicable to revenue from international calls during different periods between 1996 and 1999. The amounted claimed is approximately 168 million euros.
Two of the administrative procedure concluded with an unfavourable ruling for Telesp. The company filed the related appeals, but no judicial rulings have been issued as of yet. No administrative ruling has been issued on the third.
In accordance with applicable legislation and the services provided by Telesp in this period (which did not include international carrier services, as these were provided by another operator at the time), the company considers that it is not liable for the tax claimed by the Brazilian tax authorities.
b)	Commitments
Agreements with Portugal Telecom (Brazil)
On January 23, 2001, Telefónica, S.A. and its now defunct subsidiary Telefónica Móviles, S.A., and Portugal Telecom S.G.P.S., S.A. and its subsidiary PT Móveis, S.G.P.S., S.A., agreed to group together all their wireless telephony businesses in Brazil. They therefore undertook to contribute all their wireless telephony assets in Brazil to a joint venture, which, subject to the necessary regulatory authorizations, would be a subsidiary of the two groups, and in which they would each have a 50% ownership interest. In addition, under the terms of this agreement, the two parties expressed their interest in increasing their reciprocal ownership interests, subject to compliance with the applicable regulations and bylaws.
On October 17, 2002, Telefónica Móviles, S.A. and Portugal Telecom, S.G.P.S., S.A. and its subsidiary PT Móveis, S.G.P.S., S.A. entered into the definitive agreements (Shareholders’ Agreement and Subscription Agreement) that implement the aforementioned agreement signed in January 2001. On December 27, 2002 (after having obtained the necessary authorizations), the two groups’ holdings in their respective Brazilian wireless telephony operators were contributed to a Dutch joint venture, Brasilcel N.V., in accordance with the provisions of the aforementioned Subscription Agreement.
On July 29, 2006, the merger of Telefónica Móviles, S.A. into Telefónica, S.A. was filed with the Mercantile Register. As a result of this merger and the dissolution of Telefónica Móviles, S.A., Telefónica, S.A. retained all the rights and obligations of Telefónica Móviles, S.A. including those arising from the agreements signed with Portugal Telecom, S.G.P.S., S.A. and its subsidiary PT Movéis, S.G.P.S., S.A.

In accordance with the aforementioned definitive agreements, Telefónica, S.A. and the Portugal Telecom group will have the same voting rights at Brasilcel, N.V. This equality in voting rights will cease to exist if, as a result of capital increases at Brasilcel, N.V., the percentage ownership of either of the parties falls below 40% during an uninterrupted period of six months. In this event, Brasilcel N.V.’s governing bodies would deliberate with a simple majority. As for the quorum required to hold the Shareholders’ Meeting, attendance by shareholders representing the majority of share capital would suffice.
As for the Portugal Telecom Group’s right to sell its shares in Brasilcel N.V. to Telefónica, S.A. if its equity interest were diluted to below 40% during a period of six months, this put option expired on December 31, 2007.
Also, in accordance with the definitive agreements, the Portugal Telecom Group will be entitled to sell to Telefónica, S.A., which will be obliged to buy, its holding in Brasilcel, N.V. should there be a change in control at Telefónica, S.A., or at any other subsidiary of the latter that held a direct or indirect ownership interest in Brasilcel N.V. Similarly, Telefónica, S.A. will be entitled to sell to the Portugal Telecom Group, which will be obliged to buy, its holding in Brasilcel, N.V. if there is a change of control at Portugal Telecom, S.G.P.S., S.A., at PT Móveis, S.G.P.S., S.A or at any other subsidiary of either company that held a direct or indirect ownership interest in Brasilcel N.V. The price will be determined on the basis of an independent appraisal (in the terms provided for in the definitive agreements) performed by investment banks, selected using the procedure established in these agreements. The related payment could be made, at the choice of the group exercising the put option, in cash or in shares of the wireless telephony operators contributed by the related party, making up the difference, if any, in cash.
Medi Telecom (Morocco)
On June 15, 2006, Telefónica Móviles España, S.A.U., as shareholder of Medi Telecom, signed a new Shareholders’ Support Agreement together with PT Móveis – Serviços de Telecomunicações, S.G.P.S., SAL, HOLDCO, FINANCE.COM and RMA WATANYA (the last two form part of the BMCE Group) replacing the previous agreement dated October 12, 2000. This commitment requires the signatories, in line with their stake in the share capital of Medi Telecom, to provide the latter with up to 260 million euros of financial assistance in the event of non-compliance with financial covenants or a shortfall in funds at Medi Telecom that would prevent it from meeting its debt servicing obligations. If Medi Telecom attains certain levels of operating earnings before amortization and depreciation during four consecutive quarters, and at the latest on the date of full repayment of its debt (i.e. 2012), this financial commitment will be automatically cancelled.

As a result of the loans and capital increases subscribed by, inter alia, Telefónica Móviles España, S.A.U., during 2003, the aforementioned commitment between the latter, PT Moveis-Serviços de Telecomunicações, SGPS, SAL and the BMCE group was reduced to 168 million euros at December 31, 2006, broken down as follows:
Telefónica Móviles España, S.A.U.: 54 million euros
PT Movéis – Serviços de Telecomunicações, S.G.P.S., S.A.L: 54 million euros
RMA WATANYA: 22 million euros
FINANCE.COM: 8 million euros
HOLDCO: 30 million euros
Guarantees provided for Ipse 2000 (Italy)
The Telefónica Group has provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy) in which it owns an indirect stake through Telefónica Móviles, S.A.U. and Solivella B.V. for the 365 million euros payable to the Italian government in connection with the grant of the license.
Telefónica, S.A. (together with the other strategic partners of Ipse 2000, S.p.A) arranged a counterguarantee for a bank which, in turn, issued a bank guarantee for the Italian authorities as security for the deferred payment of the UMTS license.
In the wake of the decision by the Italian government to revoke the UMTS license granted to Ipse, the Company considered that, with the contractual conditions governing payment of the license having changed, Ipse was no longer obliged to pay the remaining amount and, accordingly, the principal obligation no longer existing, the bank guarantee and the partners’ counterguarantee (cash collateral) had become extinct. Consequently, the Company has lodged an appeal against the government to keep the guarantee from being executed and to return the cash collateral to the shareholders in their respective investments.
In defense of its interests, the Company was obliged to file a number of claims:
•	Requesting the cancellation of the revocation order.

•	Requesting reimbursement of said cash collateral to the Company’s shareholders.

•
Requesting acceptance by the Italian government of the return by Ipse 2000 of a further 5Mhz of spectrum granted to it following the award of the UMTS license, and requesting an 826 million euros reduction in payments owed (corresponding to the 5Mhz of spectrum).

•
Requesting cancellation of the amounts pending payment deriving from the award of the UMTS license, based on the new regulatory framework, which establishes a maximum annual price per 5Mhz lower than that set in the license awarded to Ipse 2000 SpA. This could imply a reduction with respect to the initial amount of some 1,200 and 2,300 million euros.

•	Requesting cancellation of the allocation by the Italian government of GSM frequencies free of charge.
The proceedings are at different hearings (civil court in Rome, appeal before the state countril, administrative court of Lazio) and a ruling is expected to be issued during the course of 2008.

In line with the above, in November 2007 and 2006, Ipse had to make its annual license payment; however, it asked for an injunction to enable it to defer any payment until after a decision had been made. At December 31, 2007, the amount outstanding for this concept was 602 million euros.
Commitments relating to audiovisual content (Telefónica de Contenidos)
At December 31, 2007, Telefónica de Contenidos had the following commitments relating to sports broadcasting rights:
1.
In December 2004, Canal Satélite Digital, S.A. gave its approval to allow Telefónica de Contenidos to broadcast on a non-exclusive basis under the pay-per-view (PPV) system the signal for the soccer games of the First and Second Divisions of the Spanish National Soccer League and of the King’s Cup (Copa de S.M. El Rey) (except for the final) produced by Audiovisual Sport, from January 1, 2005. The rights were acquired at prevailing market prices for this type of content and for a period that will depend on the soccer seasons for which the content provider is able to renew its current agreements with the soccer clubs.

2.
Likewise in December 2004, an agreement was entered into with Audiovisual Sport for the provision of the broadcast signal to Telefónica de Contenidos and/or the Telefónica Group companies to which Telefónica de Contenidos assigns the signal, for the soccer games specified in the agreement with Canal Satélite Digital, at market prices for this type of content for each match, with guaranteed minimum payments per season to Audiovisual Sport from January 1, 2005, and for a period that will depend on the soccer seasons for which the content provider is able to renew its agreements with the soccer clubs.

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones S.A. ESP

Following the selection on April 7, 2006 of the bid presented by Telefónica Internacional, S.A.U. to become the strategic partner of Colombia Telecomunicaciones S.A. ESP, on April 18, 2006 Telefónica Internacional, S.A.U., the Colombian government and Colombia Telecomunicaciones S.A. ESP signed a framework investment agreement (the “Framework Agreement”) establishing, inter alia, the following commitments on the part of Telefónica Internacional, S.A.U. Compliance with these commitments is guaranteed by Telefónica Internacional, S.A.U. via a pledge contract on the shares which Telefónica Internacional, S.A.U. holds in Colombia Telecomunicaciones S.A. ESP, signed on May 2, 2006.

•
Telefónica Internacional, S.A.U. undertakes not to sell, transfer, pledge, hand over the use of, or in any other manner encumber or dispose of its shares in Colombia Telecomunicaciones S.A. ESP during the first five years of the agreement (until April 28, 2011).

Since April 28, 2006, the shareholders of Colombia Telecomunicaciones S.A. ESP may offer, at any time and in a single package, all the shares they hold at that time in Colombia Telecomunicaciones S.A. ESP to Telefónica Internacional, S.A.U., who shall be obliged to acquire them, either directly or via one of its subsidiaries. The sale/purchase price of each share will be determined based on the valuation of each share offered in sale by an independent investment banker designated by agreement between the two parties.

Telefónica Internacional, S.A.U. undertakes, during the duration of the Framework Agreement, to not perform, either directly or indirectly (via subsidiaries), within the territory of the Republic of Colombia, the sale, distribution, marketing, agency or intermediation of (i) data transmission services (including clear channel, frame relay, IP and ATM) via the different existing transmission technologies, (ii) IT application hosting services, (iii) data center services, (iv) private telecommunications network operation services and/or (v) total IT systems operations, which are competitive with those provided or marketed by Colombia Telecomunicaciones S.A. ESP, via companies whose revenues derive mainly from the provision of this kind of services or operations. Exempt from the aforementioned commitment are providers of wireless telephony services (TMC and PCS).

If, during the life of the Framework Agreement, Telefónica Internacional, S.A.U. acquires shareholdings which enable it to gain control of companies located in the Republic of Colombia operating in the activities set forth in the above paragraph, Telefónica Internacional, S.A.U. undertakes to present to the Shareholders’ Meeting of Colombia Telecomunicaciones S.A. ESP, and its shareholders undertake to vote in favor of (i) the merger of said companies into Colombia Telecomunicaciones S.A. ESP or (ii) to issue shares without preference rights in exchange for delivery of the assets of said companies to Colombia Telecomunicaciones S.A. ESP. The above undertaking shall not apply in the event that the proposed transaction results in a reduction in the shareholding of the Colombian government in Colombia Telecomunicaciones S.A. ESP to less than twenty percent (20%).

In the event that the option presented by Telefónica Internacional, S.A.U. is not ratified by the shareholders of Colombia Telecomunicaciones S.A. ESP, Telefónica Internacional, S.A.U. shall be free to perform said activities via the company whose control it has acquired directly or indirectly.

Other commitments in the form of performance bonds for concessions or licenses

Telefónica Móviles España, S.A.U., a subsidiary of Telefónica Móviles, S.A. (merged into Telefónica, S.A. in July 2006), provided certain financial guarantees to the Spanish State amounting to 1,100 million euros in relation to the UMTS license in Spain granted to Telefónica Móviles España, S.A.U. These guarantees ensure fulfillment of the commitments assumed by the company awarded the license in relation to network roll-out, job creation, investments, etc.

Telefónica Móviles España, S.A.U. initiated negotiations with the Ministry of Science and Technology with a view to changing the existing system of guarantees. This process was completed through an Official Notice issued by the Secretary of State for Telecommunications and for the Information Society on July 28, 2003, as a result of which the 71 guarantees in force at that date amounting to 631 million euros that were securing the commitments assumed under the UMTS license were returned to Telefónica Móviles España, S.A.U., after the latter had arranged, in the same month, a guarantee of 168 million euros with the Government Depositary, to secure compliance with the UMTS service commitments prior to launch of the UMTS and the commitments of the first year from the date of commercial launch, in accordance with the new system of guarantees. In September 2003, Telefónica Móviles España, S.A.U. cancelled the returned guarantees at the respective banks.

On June 23, 2004, the Ministry of Industry, Tourism and Commerce issued an order authorizing the change in the commitments assumed by Telefónica Móviles España, S.A.U. in connection with the operation of the third-generation wireless telecommunications (UMTS) service. Under this order, the requests filed by Telefónica Móviles España, S.A.U. in this respect were upheld, compliance with certain commitments was reinterpreted and other commitments were eliminated for the benefit of public interest.

As a result of this change, the amount to be guaranteed by Telefónica Móviles España, S.A.U. as a performance bond for the commitments assumed prior to the launch of the UMTS service and in the first year of service was reduced to 158 million euros, the amount of the guarantee at December 31, 2006.

Subsequently, Telefónica Móviles de España, S.A. carried out the procedures to accredit its first year of operating the UMTS service before the Ministry. Compliance with the commitments was ratified by a resolution from the Ministry of Inudstry, Tourism and Commerce dated January 24, 2007, authorizing the partial cancellation of the guarantee, for 42 million euros. Accordingly, the total amount of the guarantee in force at December 31, 2007 was 116 million euros.

Telefónica Móviles de España has completed the procedures for accrediting before the Ministry its compliance with the commitments of the second year of operating the UMTS service. The led to a futher decrease in the amount guaranteed.

Commitments relating to VIVO Participações S.A.

On August 2, 2007, VIVO Participações S.A., a subsidiary of Brasilcel N.V., signed an agreement with Telpart Participações S.A. for the acquisition of 53.9% of the voting stock and 4.27% of the preference shares of Telemig Participações S.A., and of 51.86% of the voting stock and 0.09% of the preference shares of Tele Norte Participações S.A.

In accordance with the terms of the agreement, the acquisition should be carried out simultaneously once approval by the Brazilian telecoms regulator, ANATEL, is given.

On November 6, 2007, ANATEL approved the acquisition of Telemig Participações S.A., but did not issue a ruling on the acquisition of Tele Norte Participações S.A.

On November 12, VIVO Participações S.A. received a proposal from TNL PCS S.A. (the Telemar Group) to acquire the shares of Tele Norte Participações S.A. mentioned above.

Considering the importance to the company of acquiring Telemig Participaçoes S.A. as soon as possible and the difficulties expected in obtaining ANATEL’s approval of the acquisition of Tele Note Participaçoes S.A. within a reasonable period of year, on December 20, 2007 the Board of Directors of VIVO Participações S.A. agreed to sign a contract with TNL PCS S.A. (the Telemar Group) whereby it undertook, provided approval by ANATEL is given beforehand, to sell to TNL PCS S.A. the shares of Tele Norte Participações S.A. that Telpart Participações S.A. is obliged to sell to VIVO Participações S.A., under similar terms and conditions as those VIVO Participações S.A. undertook to acquire the shares.
ANATEL is expected to authorize this transaction soon.
The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2007 were prepared, and the provisions recorded in respect of the commitments taken as a whole are not material.
Environmental matters
Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2007 and 2006 these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated balance sheet, respectively.
The Group has launched various projects with a view to reducing the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.
The Group has also rolled out internal control mechanisms sufficient to pre-empt any environmental liabilities that may arise in future, which are assessed at regular intervals either by Telefónica staff or renowned third-party institutions. No significant risks have been identified in these assessments.
d)	Auditors’ fees

The fees paid in 2007 and 2006 to the various member firms of the Ernst&Young international organization, to which Ernst&Young, S.L. (the auditors of the Telefónica Group) belongs amounted to 23.77 and 23.47 million euros, respectively.

The detail of these amounts is as follows:

	Millions of euros
	2007	2006
Audit services (1)	21.94	22.04
Audit-related services (2)	1.56	0.92
Tax services (3)	0.00	0.11
Other non-audit work (4)	0.27	0.40

TOTAL	23.77	23.47

(1)
Audit services: Services included under this heading are mainly the audit of the annual and interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).

(2)
Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

(3)	Tax services: These basically comprise tax consulting services.

(4)	Other non-audit services: The services included under this heading relate to other permissible advisory services (non-current assets and other).
Enrst&Young’s fees include amounts paid in respect of fully and proportionately consolidated Spanish and foreign Telefónica Group companies. In 2007, a total of 0.89 million euros corresponding to 50% of the fees paid by proportionately consolidated companies was included.
Fees paid to other auditors in 2007 and 2006 amounted to 18.28 million euros and 32.69 million euros, respectively, as follows:

	Millions of euros
	2007	2006
Audit services	0.98	2.90
Audit-related services	4.23	4.95
Tax services	4.33	4.81
Other non-audit services	8.74	20.03

TOTAL	18.28	32.69

Other auditors’ fees include amounts paid in respect of fully and proportionately consolidated Spanish and foreign Telefónica Group companies. In 2007 and 2006, a total of 0.68 and 1.09 million euros, respectively, corresponding to 50% of the fees paid by proportionately consolidated companies, were included.
e)	Trade guarantees
The Company is required to issue trade guarantees in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from trade guarantees issued.
f)	Directors’ and Senior Executive compensation and other benefits
The compensation of Telefónica’s directors is governed by Article 28 of the bylaws, which states that the compensation paid by the Company to its directors shall be determined at the Shareholders’ Meeting and shall remain in force until a resolution is adopted at the Shareholders’ Meeting to amend it. The Board of Directors is responsible for setting the exact amount to be paid within the stipulated limits and distributing it among the directors. On April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Directors’ advisory or control committees.
Therefore, the compensation of Telefónica’s directors in their capacity as members of the Board of Directors and/or of the Standing Committee and the advisory and control committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. In addition, it was agreed that from September 2007, executive directors would not receive the fixed amounts established for their membership of the Board of Directors and Standing Committee, but only receive the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.
The total compensation paid to Telefónica directors for discharging their duties as such in 2007 entailed: fixed payments of 3,704,333 euros and attendance fees of 211,250 euros for attending the Board of Director’s advisory committee meetings. It should also be noted that the compensation paid to Company directors sitting on the Boards of other Telefónica Group companies amounted to 405,192 euros. In addition, the six Company directors who are members of the Catalonia, Andalusia and Valencia advisory committees received a total 73,750 euros in 2007.
In addition, in their capacity as company executives, the executive directors César Alierta Izuel, Julio Linares López, José María Álvarez-Pallete López, Peter Erskine (who stepped down from his executive duties on December 31, 2007) and Antonio Viana-Baptista (who stepped down from his executive duties on January 31, 2008) received: 12,368,727 euros in salaries and variable compensation; 33,018 euros in contributions made to Company-sponsored pension plans and 126,302 euros of compensation in kind, which included other insurances (general medical and dental insurance), as well as life insurance premiums.

i)
In addition, it should be noted that Peter Erskine received the following amounts: (i) 615,283 euros as periodic payment in cash relating to the commitments previously acquired by O2 plc. in connection with his pension plan, this item set forth in the Document containing the Tender offer, (ii) 3,838,077 euros under the 2005 O2 Share Plan, which was likewise set forth in the Document containing the Tender offer, and (iii) in accordance with the conditions of O2 acquisition, 24,331,831 euros for stepping down from his executive duties, broken down as follows: variable compensation for 2007, a payment for the advance notice clause in his employment contract, a payment for his employment commitment in accordance with the terms of the Framework Agreement signed in relation to the takeover bid for O2 plc. shares and the payment of the obligations acquired at the time by O2 plc. regarding pension plans, this concepts was included likewise in the takeover document. The bulk of this last payment was made in 2007, with the remainder paid in January 2008.

In order to make this information more transparent and easier to understand, the following table presents the breakdown by concept, remuneration and benefits paid to Telefónica directors in 2007:

			Board
			Committees
Euros	Board of	Standing	Fixed	Attendance
Director	Directors	Committee	payment	fees	TOTAL

Chairman

César Alierta Izuel	290,000	96,667	—	—	386,667

Vice chairmen

Isidro Fainé Casas	241,667	96,667	—	—	338,334
Gregorio Villalabeitia Galarraga (1)	137,500	55,000	22,500	20,000	235,000
Vitalino Manuel Nafría Aznar	186,667	—	7,000	3,750	197,417

Members

Julio Linares López	95,000	63,333	8,667	7,500	174,500
José María Abril Pérez (2)	62,500	41,667	3,500	1,250	108,917
José Fernando de Almansa Moreno-Barreda	145,000	—	40,000	20,000	205,000
José María Álvarez-Pallete López	95,000	—	—	—	95,000
David Arculus	145,000	—	—	—	145,000
Maximino Carpio García (3)	145,000	96,667	40,833	26,250	308,750
Carlos Colomer Casellas	145,000	96,667	13,333	2,500	257,500
Peter Erskine	95,000	63,333	—	—	158,333
Alfonso Ferrari Herrero	145,000	—	60,333	26,250	231,583
Gonzalo Hinojosa Fernández de Angulo	145,000	—	73,667	35,000	253,667
Pablo Isla Álvarez de Tejera	145,000	—	50,500	17,500	213,000
Antonio Massanell Lavilla	145,000	—	47,000	23,750	215,750
Enrique Used Aznar (4)	145,000	—	60,333	27,500	232,833
Antonio Viana-Baptista	95,000	63,333	—	—	158,333

(1)	Gregorio Villalabeitia Galarraga was a director of Telefónica until July 25, 2007, being replaced as Vicechairman by Vitalino Manuel Nafría Aznar.

(2)	José María Abril Pérez was appointed direct of Telefónica on July 25, 2007.

(3)	Maximino Carpio García was a director of Telefónica until December 19, 2007.

(4)	Enrique Used Aznar was a director of Telefónica until December 19, 2007.
For a better understanding of the information provided above, the following table presents the amounts established for fixed compensation and attendance fees, where appropriate, of the Board of Directors, Standing and Advisory or Control Committees.

Board of Directors. Fixed payment for each director (euros):

Position	2007

Chairman	290,000

Vice chairmen	241,667

Directors:

Executives	95,000

Non-independent external directors	145,000

Independent external directors	145,000

Other external directors	145,000

*	Directors receive no attendance fees for Board and Standing Committee meetings.
Standing Committee. Fixed payment for each director forming part of the Standing Committee, by position (euros):

Position	2007

Chairman	96,667

Deputy Chairman	96,667

Members	96,667

*	Directors receive no attendance fees for Board and Standing Committee meetings.

Other Board committees.
A)	Fixed payment for each director forming part of one of the Board committees, by position (euros):

Position	2007

Chairman	26,667

Members	13,333
B)	Total fees paid to directors in 2007 for attending meetings of the advisory or control committees (euros):

Committee	2007

Audit and Control	Attendance fee per meeting: 1,250 Number of meetings paid: 11

Appointments, Compensation and Good Governance	Attendance fee per meeting: 1,250 Number of meetings paid: 10

Human Resources, Reputation and Corporate Responsibility	Attendance fee per meeting: 1,250 Number of meetings paid: 4

Regulation	Attendance fee per meeting: 1,250 Number of meetings paid: 11

Service Quality and Customer Service	Attendance fee per meeting: 1,250 Number of meetings paid: 4

International Affairs	Attendance fee per meeting: 1,250 Number of meetings paid: 5

In addition, the total paid to executive directors César Alierta Izuel, Julio Linares López, José María Álvarez-Pallete López, Peter Erskine and Antonio Viana-Baptista for discharging their executive duties, by item (in euros), is the following:

Item	2007

Salary (1)	5,688,154

Variable compensation (2)	6,680,573

Compensation in kind	126,302

Contributions to pension plans	33,018

(1)
It is stated for the record that in addition, Mr. Peter Erskine received the amount of 615,283 euros as periodic payment in cash relating to the commitments previously acquired by O2 plc. in connection with his pension plan, this item set forth in the Document containing the Tender offer,

(2)
In addition, it is stated, for the record, that Mr. Peter Erskine received the following amounts: (i) in accordance with the conditions of O2 acquisition, 24,331,831 euros for relinquishing his status as a Company executive under the terms indicated above, and (ii) 3,838,077 euros under the 2005 O2 Share Plan, which was likewise set forth in the Document containing the Tender offer,

In addition, related to the “Performance Share Plan” authorized at the General Shareholders’ Meeting of June 21, 2006 (see Note 20), the maximum number of shares corresponding to the first and second phases of the Plan will be given (on July 1, 2009 and July 1, 2010) to each of the executive directors of Telefónica, S.A. if all the terms established for such delivery are met, is as follows: César Alierta Izuel (129,183 shares in the first phase and 116,239 shares in the second); Julio Linares López (65,472 and 57,437 shares, respectively); José María Álvarez-Pallete López (62,354 and 53,204 shares, respectively); Antonio Viana-Baptista (62,354 and 53,204 shares, respectively). With respect to Peter Erskine (who was allocated 181,762 shares in the first phase and 151,863 shares in the second), he will receive, within the first three months of 2008, the number of shares he is entitled to, if any, based on the period of each phase during which he was an executive of the Telefónica Group.
It should be noted that the non-executive directors do not receive and did not receive in 2007 any compensation in the form of pensions or life insurance, and they do not participate in the compensation plans linked to Telefónica’s share price.
In addition, the Company does not grant and did not grant in 2007 any advances, loans or credits to the directors, or to its top executives, thus complying with the requirements of the Sarbanes-Oxley Act passed in the U.S. which is applicable to Telefónica as a listed company in that market.Meanwhile, the four senior executives3 of the Company, excluding those that are also members of the Board of Directors, received a total for all items in 2007 of 4,813,277 euros.

[3]
For these purposes, Senior Executives are understood to be individuals who perform senior management functions in a company reporting directly to the management bodies, executive committees or CEOS, including the person in charge of the internal audit.

In addition, the maximum number of shares corresponding to the first and second phases of the “Performance Share Plan” to be delivered to all the Company’s senior executives if all the established terms are met is 157,046 shares and 130,911 shares, respectively.
In addition, with respect to the Pension Plan for directors (see Note 19), the total amount of contributions made by the Telefónica Group in 2007 was 1,707,237 euros for executive directors and 786,261 euros for directors who held positions of senior executives at the Company in 2007.
Finally, we would note that the senior executive contracts, including those of executive directors, generally include a severance clause entailing three years of salary plus another year based on the length of service at the Company. The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.
g)
Detail of the equity interests in companies engaging in an activity that is identical, similar or complementary to that of the Company and the performance of similar activities by the directors on their own behalf or on behalf of third parties:

Pursuant to Article 127 ter. 4 of the Spanish Corporation Law, introduced by Law 26/2003 of July 17, which amends Securities Market Law 24/1988 of July 28, and the revised Spanish Corporation Law, in order to reinforce the transparency of listed corporations, details are given below of the companies engaging in an activity that is identical, similar or complementary to the corporate purpose of Telefónica, S.A., in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge in them:

% of
Director	Investee	Activity	ownership[4]	Position

David Arculus	Vodafone Group, Plc.	Telecommunications	< 0.01%	—
	British Sky Broadcasting Group, Plc.	Telecommunications	< 0.01%	—
	BT Group, Plc.	Telecommunications	< 0.01%	—

Isidro Fainé Casas	Abertis Infraestructuras, S.A.	Telecommunications	< 0.01%	Chairman

Antonio Viana-Baptista	PT Multimedia-Serviços de Telecomunicaçoes e Multimedia, S.G.P.S., S.A.	Internet	< 0.01%	—
	Portugal Telecom, S.G.P.S., S.A.	Telecommunications	< 0.01%	Director
The table below, in accordance with the same Law, gives details of activities carried out, on their own account or on behalf of third parties, by the various members of the Company Board of Directors that are identical, similar or complementary to the corporate purpose of Telefónica, S.A.

[4]	“> 0.01%” is shown if the holding is less than 0.01% of the share capital.

Arrangement
		under which		Position held
		the activity is	Company through which	or functions
Name	Activity	performed[5]	the activity is performed	performed

César Alierta Izuel	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc. (1)	Director
	Telecommunications	On behalf of third parties	Telecom Italia, S.p.A.	Director
	Telecommunications	On behalf of third parties	China Netcom Group Corporation	Director

Isidro Fainé Casas	Telecommunications	On behalf of third parties	Abertis Infraestructuras, S.A.	Chairman

Julio Linares López	Telecommunications	On behalf of third parties	Telefónica de España, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica DataCorp, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc	Director
	Telecommunications	On behalf of third parties	Telefónica O2 Czech Republic a.s.	1st Vice Chairman of Supervisory Board
	Television, telecommunications and audiovisual production services	On behalf of third parties	Sogecable, S.A.	Director
	Telecommunications	On behalf of third parties	Telecom Italia, S.p.A.	Director

[5]	Only applicable where the service is provided on behalf of third parties and, accordingly, through a company.

Arrangement
		under which		Position held
		the activity is	Company through which	or functions
Name	Activity	performed[5]	the activity is performed	performed

Fernando de Almansa Moreno-Barreda	Telecommunications	On behalf of third parties	Telefónica Internacional, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica del Perú, S.A.A.	Director
	Telecommunications	On behalf of third parties	Telefónica de Argentina, S.A.	Director
	Telecommunications	On behalf of third parties	Telecomunicaçoes de Sao Paulo, S.A.	Director
	Telecommunications	On behalf of third parties	Telefónica Móviles México, S.A. de C.V.	Director

José María Álvarez-Pallete López (5)	Telecommunications	On behalf of third parties	Telefónica Internacional, S.A.U.	Executive Chairman
	Telecommunications	On behalf of third parties	Telefónica Móviles España, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica de España, S.A.U.	Director
	Telecommunications	On behalf of third parties	Telefónica DataCorp, S.A.U.	Director

[5]	Only applicable where the service is provided on behalf of third parties and, accordingly, through a company.

Arrangement
		under which		Position held
		the activity is	Company through which	or functions
Name	Activity	performed[5]	the activity is performed	performed

José María Álvarez-Pallete López (5)	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc. (2)	Director
	Telecommunications	On behalf of third parties	Telefónica de Argentina, S.A. (6)	Director/Vice Chairman
	Telecommunications	On behalf of third parties	Telecomunicaçoes de Sao Paulo, S.A.	Director/Vice Chairman
	Telecommunications	On behalf of third parties	Compañía de Telecomunicaciones de Chile, S.A.	Acting Director
	Telecommunications	On behalf of third parties	Telefónica Móviles México, S.A. de C.V.	Director/Vice Chairman
	Telecommunications	On behalf of third parties	Colombia Telecomunicaciones, S.A. ESP	Director
	Telecommunications	On behalf of third parties	Telefónica del Perú, S.A.A.	Acting Director
	Telecommunications	On behalf of third parties	China Netcom Group Corporation	Director
	Telecommunications	On behalf of third parties	Brasilcel, N.V.	Chairman of Supervisory Board
	Telecommunications	On behalf of third parties	Telefónica Móviles Colombia, S.A.	Director

[5]	Only applicable where the service is provided on behalf of third parties and, accordingly, through a company.

Arrangement
		under which		Position held
		the activity is	Company through which the	or functions
Name	Activity	performed[5]	activity is performed	performed

David Arculus	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director

Peter Erskine	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.(3)	Executive Chairman
	Telecommunications	On behalf of third parties	Telefónica O2 Czech Republic, a.s. (7)	Chairman of Supervisory Board

Alfonso Ferrari Herrero	Telecommunications	On behalf of third parties	Compañía de Telecomunicaciones de Chile, S.A.	Director
	Telecommunications	On behalf of third parties	Telefónica de Perú, S.A.A.	Director
	Telecommunications	On behalf of third parties	Telefónica Móviles Chile, S.A.	Director

Antonio Viana-Baptista	Telecommunications	On behalf of third parties	Portugal Telecom, SGPS, S.A.(4)	Director
	Telecommunications	On behalf of third parties	Telefónica O2 Europe, Plc.	Director

[5]	Only applicable where the service is provided on behalf of third parties and, accordingly, through a company.

(1)	On January 16, 2008, César Alierta Izuel stepped down from his post as director of Telefónica O2 Europe, Plc.

(2)	On January 16, 2008, José María Álvarez-Pallete López stepped down from his post as director of Telefónica O2 Europe, Plc.

(3)
On December 31, 2007, Peter Erskine stepped down from his post as director and executive chairman of Telefónica O2 Europe, Plc. Subsequently, on February 1, 2008, he was reappointed a director of the Company.

(4)	On January 31, 2008, Antonio Viana-Baptista stepped down from his post as director of Portugal Telecom, SGPS, S.A.

(5)	On February 12, 2008, José María Álvarez- Pallete López was appointed a director of Portugal Telecom, SGPS, S.A.

(6)	On February 21, 2008, José María Álvarez-Pallete López stepped down from his post as director of Telefónica de Argentina, S.A. and became acting director.

On the same date, Francisco Javier de Paz Mancho was appointed director Telefónica de Argentina, S.A.

(7)	On February 21, 2008, Peter Erskine stepped down from his post as member of the Supervisory Board of Telefónica O2 Czech Republic, a.s. and, therefore, his post as Chairman of this board.

*	On February 19, 2008 Francisco Javier de Paz Mancho was appointed director Telecomunicaçoes de Sao Paulo, S.A.
Pursuant to Article 114.2 of the Spanish Corporation Law, also introduced by Law 26/2003 of July 17, it is stated that in the year to which these annual financial statements refer, the directors, or persons acting on their behalf, did not perform any transactions with Telefónica or any other company in the Telefónica Group other than in the normal course of the Company’s business or that were not at arm’s length.

(22)	FINANCE LEASES

The principal finance leases at the Telefónica Group are as follows:
a)	Future minimum lease payment commitments in relation to finance leases at O2 Group companies.

	Minimum	Finance	Present
Millions of euros	payments	costs	value

Within one year	38	(16)	22

From one to five years	209	(38)	171

After five years	130	(10)	120

Total	377	(64)	313

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between O2 UK and a number of US leasing trusts. A substantial part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The agreements have a term of 16 years and an early purchase option after the first 12 years.

At December 31, 2007 and 2006, assets under this lease amounting to 323 and 389 million euros, respectively, were recognized under property, plant and equipment.

b)	Finance lease agreement at Colombia de Telecomunicaciones, S.A., ESP.

Similarly, via its subsidiary Colombia de Telecomunicaciones, S.A., ESP, the Group has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia de Telecomunicaciones, S.A., E.S.P., and which regulate the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia de Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years from 2006:

			Installements
	Present		Pending
	value	Revaluation	payments
2008	122	17	139
2009	118	34	152
2010	113	51	164
2011	109	70	179
2012	144	123	267
Subsequent years	1,184	3,154	4,338

Total	1,790	3,449	5,239

The net amount of property, plant and equipment recorded under the terms of this lease was 705 million euros at December 31, 2007 (816 million euros at December 31, 2006).
(23)	CASH FLOW ANALYSIS

Net cash flow from operating activities

In 2007, the Telefónica Group obtained operating cash flow less payments to suppliers for expenses and employee benefits expenses totaling 20,105 million euros, 6.9% more than the 18,810 million euros generated in 2006. This increase was largely due to the contribution of synergies arising from the integrated management of operations, to cost cutting and to the growth in consolidated revenue. In 2006, operating cash flow less payments to suppliers for expenses and employee benefits expenses rose 36.1% from 2005 (13,821 million euros), due mostly to the contribution of the acquisition of O2’s wireless operators in early 2006 and a solid operating performance.

Customer collections in 2007 increased by 11.4% to 67,129 million euros (60,285 million euros in 2006). This growth was due to the strong performance of revenues driven by the increase in the customer base from the success of the campaigns to win and retain customers. Customer collections in 2006 rose 35.9% from 2005 (44,353 million euros) due to the healthy business performance and, above all, the changes in the consolidation scope following the acquisition of O2’s wireless operators.

Cash payments to suppliers and employees to December 31, 2007 totaled 47,024 million euros, up 13.4% (2006: 41,475 million euros). This increase was due to greater commercial efforts in the various geographic areas while maximizing the efficiency of the cost structure, and to higher interconnection charges. Cash payments to suppliers and employees at December 31, 2006 rose 35.8% (2005: 30,532 million euros) due largely to changes in the consolidation scope with the inclusion of O2’s wireless operators in 2006 and in the management and performance of the business.

Payments for employee benefits expense was higher in 2007 than in 2006, mainly in line with the increase in average headcount. The increase in payments for employee benefits expense in 2006 from 2005 was due mainly to the inclusion of the workforces of O2’s wireless operators.

Payments for net interest and other finance expenses in 2007 amounted to 3,221 million euros, up 35.8% from 2006 (2,372 million euros). This increase was mostly due to the payment of coupons on bonds and debentures issued in 2006 and to the increase in interest rates. In 2006, the increase was 56.1% (2005: 1,520 million euros), as a result of the increase in debt.

In addition, taxes paid in 2007 rose 32.5%, to 1,457 million euros from 1,100 million euros in 2006. This increase was due to the higher profit stated in 2006 compared to 2005 corresponding to the Latin American subsidiaries. In 2005, the tax charge was 1,233 million euros, 10.8% more than in 2006.

Accordingly, net cash flow from operating activities totaled 15,551 million euros in 2007 (15,414 million euros in 2006). Cash flow from operating activities in 2006 was 38.4% higher than in 2005 (11,139 million euros).

Net cash flows used in investment activities

Net cash used in investing activities decreased by 23,460 million euros in 2007 to 4,592 million euros from 28,052 million euros in 2006. This net decrease was due mainly to the decline in payments on investments in companies (net of cash and cash equivalents acquired) to 2,798 million euros from 23,757 million euros. This included the 2,314 million euro investment for the 42.3% stake in Telco SpA (see Note 2). The main investment in 2006 was the acquisition of O2 Plc for 23,554 million euros. In 2006, net cash used in investing activities increased by 18,460 million euros to 28,052 million euros from 9,592 million euros in 2005. This net increase was due mainly to payments on investments in companies (net of cash and cash equivalents acquired), which totaled 23,757 million euros in the year compared to 6,571 million euros the year before, mostly on the O2 plc acquisition for 23,553 million euros (see Note 3). The main investments in 2005 were the acquisition of Czech operator Telefónica O2 Czech Republic, a.s. for 3,663 million euros, as well as the first disbursement of 1,266 million euros in connection with the acquisition of O2 plc.

Investment in property, plant and equipment and intangible assets in 2007 totaled 7,274 million euros, an increase of 341 million euros from the year before. In 2006, investments in property, plant and equipment and intangible assets amounted to 6,933 million euros, 2,510 million euros more than in 2005 due to the consolidation of O2 plc, which accounted for 2,234 million euros.

Proceeds from disposals of investments in companies, net of cash and cash equivalents acquired, amounted to 5,346 million euros in 2007. This included disposals of stakes in Airwave and Endemol, for 2,841 and 2,107 million euros, respectively (see Note 2). In 2006, proceeds from disposals of investments in companies, net of cash and cash equivalents acquired, amounted to 2,294 million euros, including 1,816 million euros from the sale of TPI and 300 million euros from divestment in Sogecable.

Net cash flow used in financing activities

Net cash used in financing activities totaled 9,425 million euros in 2007, compared with the 14,572 million euros obtained from financing activities in 2006. The 23,997 million euro difference is due basically to the change in financing transactions, mainly the repayment of part of the financing arranged in the prior year. In 2006, net cash from financing activities amounted to 14,572 million euros, compared to net cash used in financing activities of 435 million euros in 2005. The 15,007 million euro difference essentially reflects the increase in fund raising, which in 2006 entailed net issuance of 20,114 million euros, compared to 4,387 million euros in 2005.

(24)	EVENTS SUBSEQUENT TO YEAR END

Significant events affecting the Telefónica Group taking place from December 31, 2007 to the date of preparation of these consolidated financial statements included:

Acquisition of an additional 2.22% of China Netcom Group Corporation.

On January 18, 2008, Telefónica Internacional, S.A. signed four contracts to acquire shares representing 0.5542% each of the shares capital of China Netcom Group Corporation (Hong Kong) Limited (“CNC”) with Shanghai Alliance Investment Ltd., Information and Network Centre of the State Administration of Radio Film and Television, P.R.C., Chinese Academy of Sciences Holdings Co., Ltd., and China Railway Communications Center. Therefore, provided authorization is given by the pertinent regulators, Telefónica Internacional, S.A. has acquired a commitment to purchase a total additional stake of approximately 2.22% of CNC. After the acquisition, the Telefónica Group’s stake in this company will be approximately 7.22%.

The additional stake in CNC will require a total investment of approximately 309 million euros (depending on the exchange rate applicable when the transaction is completed).

EIB financing

On January 15, 2008, Telefónica Finanzas, S.A. paid off at maturity the balance on the 200 million dollar loan taken out with the European Investment Bank (EIB) on January 9, 1998, guaranteed by Telefónica.

On January 17, 2008, Telefónica Finanzas, S.A. arranged a 75 million euro facility (Tranche B of the Telefonica Mobile Telephony II project) with a bank guarantee and counterguarantees by Telefónica maturing January 29, 2016.

On January 30, 2008, Telefónica Finanzas, S.A. drew down the amounts of the facilities arranged with the EIB on December 3, 2007 and January 17, 2008 of 375 and 75 million euros, respectively, comprising Tranches A and B of the Telefonica Mobile Telephony II project.

Repayment of Telefónica Móviles Colombia financing

On December 10, 2007, Telefónica Móviles Colombia, S.A. signed a financing arrangement with the Inter-American Development Bank (IDB) for 600 million dollars divided in two tranches. Tranche A entailed a 7-year 125 million dollar bilateral loan with the IDB, and Tranche B a 5-year 475 million dollar syndicated credit facility with a group of banks, in which the IBD acted as agent bank. On January 15, 2008, Telefónica Móviles Colombia, S.A. drew down the entire amount of financing arranged on December 10, 2007, for a total of 600 million US dollars.

(25)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION

These financial statements are presented on the basis of International Reporting Standards adopted by the European Union which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standard Board (IASB). Consequently, certain accounting practices applied by the Group not conform with generally accepted principles in other countries.

APPENDIX I: CHANGES IN THE SCOPE OF CONSOLIDATION

The following changes took place in the consolidation scope in 2007:

Telefónica O2 Europe

In April, Telefónica O2 Europe PLC, a wholly owned subsidiary of Telefónica, S.A., and its 100%-owned subsidiary O2 Holdings LTD, sold 100% of the shares of UK company Airwave O2 Ltd. for 1,932 million pounds sterling (equivalent to 2,841 million euros at the transaction date), obtaining a gain of 1,296 million euros. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On December 20, 2007, the O2 Group transfered legal ownership of the entire business in Germany to Telefónica, S.A. through a dividend in kind for 8,500 million euros.

Telefónica Latin America

In April, the 54% stake held by US company Katalyx, Inc. in Brazilian company Mercador, S.A. was sold. The company, which had been consolidated in the Telefónica Group’s financial statements using the equity method, was removed from the consolidation scope.

In June, US company Telefónica USA, Inc., a wholly owned subsidiary of the Spanish company Telefónica Datacorp, S.A., acquired 100% of the assets and shares of US company Katalyx Inc. The company is still fully consolidated in the Telefónica Group.

In 2007, Brazilian company Telecomunicaçoes de Sao Paulo, S.A. acquired 100% of Brazilian company NavyTree Participaçoes, S.A. for 361 million euros. This company was included in the consolidation scope using the full consolidation method.

Other companies

In February 2007, 100% of the shares of Endemol France were sold to Endemol, N.V., a company in which the Telefónica Group had a 75% stake.

In May, Telefónica, S.A. signed an agreement to sell its 99.7% stake in Dutch company Endemol Investment Holding, B.V. to a newly created consortium owned equally by Mediacinco Cartera, S.L., a newly created company owned by Italian company Mediaset and its listed Spanish subsidiary Gestevisión Telecinco, Cyrte Fond II, B.V. and G.S. Capital Partners VI Fund, L.P, for 2,629 million euros, obtaining capital gains of 1,368 million euros. This sale was carried out on July 3. The company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Spanish companies Communicapital Gestión, S.A. and Terra Lycos Intangibles, S.A. were liquidated in 2007. Both companies, which had been fully consolidated, were therefore eliminated from the scope of consolidation.

In the first quarter of 2007, the Telefónica Group disposed of shares in Italian company Ipse 2000 S.p.A., lowering its shareholding to 39.9158%. The Telefónica Group still carries this company using the equity method of accounting.

In June 2007, Telefónica, S.A. sold all the shares it held in the Spanish company Sistemas Técnicos de Loterías del Estado, S.A., which represented 31.75% of its share capital. The company, which had been accounted for the Telefónica Group using the equity method, was removed from the consolidation scope.

In June, Spanish company Atento Teleservicios España, S.A. incorporated US company Contact US Teleservices Inc., contributing 100% of the start-up capital for 0.1 million US dollars. This company has been included in the Telefónica Group’s consolidated scope using the full consolidation method. In August, US Teleservices Inc. held a 0.55 million US dollar rights issue, fully subscribed by Atento Teleservicios España, S.A.

In August 2007, the Telefónica Group disposed of its 100% holding in Spanish company Azeler Automoción, S.A. for 0.34 million euros. The company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On April 28, 2007, Telefónica, S.A., together with its partners Assicurazioni Generali, S.p.A., Intesa Sanpaolo, S.p.A., Mediobanca, S.p.A. and Sintonía, S.A. (Benetton), entered into a “Co-Investment Agreement” and “Shareholders Agreement” with a view to establishing the terms and conditions of their acquisition of an indirect shareholding in Telecom Italia, S.p.A. through an Italian company, currently called Telco, S.p.A., in which Telefónica has a 42.3% interest. Both agreements were modified on October 25, 2007 following the inclusion of the Assicurazioni Generali Group companies indicated hereafter and the “Shareholders Agreement” was further amended on November 19, 2007.

On October 25, 2007 Telco, S.p.A. acquired 100% of Olimpia, S.p.A., which held 17.99% of the voting shares of Telecom Italia, S.p.A. Also on that date, Assicurazioni Generali, S.p.A. (together with its group companies Alleanza Assicurazioni, S.p.A., INA Assitalia, S.p.A., Volksfürsorge Deutsche Lebenversicherung, A.G. and Generali, Vie S.A.) and Mediobanca, S.p.A. contributed a total share of 5.6% of Telecom Italia, S.p.A.’s voting shares (4.06% and 1.54%, respectively) to Telco, S.p.A.

On December 10, 2007, an agreement was reached to takeover and merge Olimpia, S.p.A. into Telco, S.p.A., making Telco, S.p.A’s entire stake in the voting shares of the Italian operator (23.6%) direct and leaving Telefónica with an indirect holding in the voting shares of Telecom Italia, S.p.A. of 9.98% (6.88% of the dividend rights) for 2,314 million euros.

The “Shareholders Agreement” signed on April 28, 2007 contained a general clause whereby both Telefónica, at the shareholders meetings of Telco, S.p.A. and Telecom Italia, S.p.A, and the Telefónica directors appointed to the companies’ respective boards, would abstain from participating in and voting at the meetings dealing which issues regarding the provision of telecommunications services by companies controlled by Telecom Italia, S.p.A., in countries where there are legal or regulatory restrictions on the exercise of voting rights by Telefónica.

However, as indicated above, on November 19, 2007 the partners expounded on and detailed the “Shareholders Agreement”, as well as the bylaws of Telco, S.p.A., to include the specific limitations imposed by the Brazilian telecommunications regulator, Agência Nacional de Telecomunicações (“ANATEL”), as initially posted on its website on October 23, 2007 and subsequently published on November 5, 2007 as ANATEL’s “Ato” no. 68,276 dated October 31, 2007.

Pursuant to clause 8.5(a) of the “Shareholders Agreement”, on November 6, 2007 Telco, S.p.A. and Telefónica entered into a Call Option Agreement giving Telefónica the option to buy shares of Telecom Italia, S.p.A. in the event Telco, S.p.A adopted a resolution to sell or pledge shares Telecom Italia, S.p.A (or rights related to its shares, such as voting rights) by simply majority and Telefónica were the “dissenting party”, under the terms of the “Shareholders Agreement”.

In December, Telefónica, S.A. sold 18,558,181 shares of Portuguese company Portugal Telecom, S.G.P.S., S.A.This sale lowered the Telefónica Group’s shareholding in this company to 8.32%, or 9.155% including Portugal Telecom’s treasury shares. The company is still accounted for in the Telefónica Group’s consolidated financial statements using the equity method.

In December, Telefónica, S.A. incorporated, as its sole shareholder, the Spanish company Atento Holding, Inversiones y Teleservicios, S.A., with start-up capital of 24 million euros and a share premium of 138 million euros. The shares were fully subscribed and paid via the non-monetary contribution of all of the shares in Dutch company Atento, N.V., of which Telefónica, S.A. was the sole shareholder. The company has been fully consolidated in the Telefónica Group.

Changes to the consolidation scope in 2006 are:

Spain

On July 29, 2006, the takeover documents related to the merger of Telefónica Móviles, S.A. by Telefónica, S.A. were filed with Mercantile Registry of Madrid. The merger was carried out via an exchange offer and the exchange ratio was set at 4 shares of Telefónica, S.A., a par value of 1 euro, for every 5 shares of Telefónica Móviles, S.A., par value of 0.5 euros. Accordingly, Telefónica delivered 244,344,012 of its treasury shares to the shareholders of Telefónica Móviles, S.A., representing approximately 7.08% of Telefónica Móviles, S.A.’s share capital. The merger also entailed two extraordinary dividends totaling 0.435 euros per share, which combined with the ordinary 0.205 euro per share dividend against 2005 earnings, brought the total gross dividend to 0.64 euros per share, which was paid out on July 21. Telefónica Móviles, S.A., which had been fully consolidated in the Telefónica Group, was therefore removed from the consolidation scope.

In February 2006, the Spanish company Telefónica Cable, S.A. acquired 15% of the share capital of Telefónica Cable Galicia, S.A. Following this acquisition, Telefónica Cable became the company’s sole shareholder. The company continues to be fully consolidated in the Telefónica Group.

In June 2006, Telefónica Cable, S.A. absorbed Sociedad General de Cablevisión Canarias, S.A.U. Following this transaction, the absorbed company, which was previously fully consolidated, was removed from the Telefónica Group’s consolidation scope.

In July, 2006, Telefónica de España, S.A. took over and merged Terra Networks España, S.A. and Telefónica Data España, S.A. Both companies had been fully consolidated in the financial statements of the Telefónica Group but were then removed from the consolidation scope.

Also in July, Telefónica de España, S.A. acquired 51% of the share capital of Iberbanda, S.A. for 37 million euros. The Telefónica Group consolidates this company using the full consolidation method.

Latin America

Brazilian company Santo Genovese Participaçoes Ltda., the holding company for all the share capital of Atrium Telecomunicaçoes Ltda. (also Brazilian) was liquidated in the first quarter of 2006, following the absorption of its subsidiary, Atrium. Both companies, which had been fully consolidated by the Telefónica Group, were removed from the consolidation scope.

In April 2006, Telefónica Internacional, S.A. acquired 50% plus one share in Colombian company Colombia de Telecomunicaciones, S.A. ESP in a public offer. In December 2006, Colombia Telecom, S.A. absorbed Telefónica Data Colombia, S.A., also from Colombian, which was accordingly removed from the consolidation scope. As a result of the takeover and merger, the Telefónica Group increased its stake in Colombia Telecom to 52.03%. The company was included in the Telefónica Group’s consolidated scope by the full consolidation method.

In May 2006, Telefónica del Perú, S.A.A. absorbed its subsidiary Telefónica Empresas Perú, S.A.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

On July 29, 2006, Brazilian company Telecomunicaçoes de Sao Paulo, S.A. (Telesp) absorbed subsidiary Telefónica Data Brasil Holding. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Telefónica Finance, Ltd. and Telefónica Venezuela Holding, B.V. merged with Telefónica International Holding, B.V. Both companies had been fully consolidated in the financial statements of the Telefónica Group, but were then removed from the consolidation scope.

Spanish company Telefónica Soluciones de Informática y Comunicación, S.L. was absorbed by Telefónica Datacorp, S.A. (also Spanish) in December 2006. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

As a result of the cancellation of treasury shares by Telesp in 2006, the acquisition of the minority interests in Telefónica Data Brasil and its subsequent merger into Telesp, the Telefónica Group’s interest in the share capital of Telesp rose to 88.01%. The company is still fully consolidated in the Telefónica Group.

In 2006, Mexican companies Katalyx México S.A. de C.V. and Telefónica Empresas México S.A. de C.V., 100%-owned subsidiaries of the Telefónica Internacional Group, were sold. Both companies had been fully consolidated in the financial statements of the Telefónica Group, but were then removed from the consolidation scope.

On February 22, 2006, approval was given at the respective shareholders’ meetings of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações, S.A. (“TBE”) and Celular CRT Participações S.A. (“CRT Part”) for a corporate restructuring entailing the exchange of TCO shares for TCP shares and the absorption of TSD, TBE, and CRT Part by TCP. As a result, TCO became a 100%-owned subsidiary of TCP.

Following VIVO Participações’ capital increase and the restructuring undertaken at Brasilcel in 2006, Brasilcel, N.V.’s stake in VIVO Participações increased to 62.94%.

In June 2006, the Telefónica Group increased its stake in Telefónica Móviles Perú from 98.03% to 98.40% through the acquisition of minority shareholdings for 1.02 million US dollars. This company continues to be fully consolidated in the Telefónica Group.

Throughout 2006, Telefónica Móviles El Salvador Holding, S.A. de C.V. acquired 2,220 shares in Telefónica Móviles El Salvador, S.A. de C.V., bringing its stake in the latter to 99.08%. This company continues to be fully consolidated in the Telefónica Group.

Telefónica Móviles Argentina, S.A. absorbed the following Argentine companies in 2006: Compañía de Radiocomunicaciones Móviles, S.A., Radio Servicios, S.A. and Compañía de Teléfonos del Plata, S.A. As a result, these companies were removed from the consolidation scope.

In November 2006, the Telefónica Group’s investees in Uruguay were restructured. Ablitur SA, Redanil SA and T. Móviles Uruguay, which were 100%-owned by Group companies, were liquidated. As a result of the restructuring, the Telefónica Group’s mobile telephony investees in Uruguay were structured as follows: Wireless Network Ventures Ltd became wholly-owned by Telefónica Móviles Holding Uruguay S.A. and Telefónica Móviles del Uruguay SA (formerly Abiatar) was then 68%-owned by LACH B.V. Both companies continue to be fully consolidated in the Telefónica Group.

In 2006, US company Panama Cellular Holdings, LLC was liquidated. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In 2006, Mexican subsidiary Telecomunicaciones Punto a Punto México, S.A. de C.V. was sold, generating a capital gain of 10 million euros recognized under “Gain on disposal of investments in consolidated companies” in the Telefónica Group’s consolidated income statement. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In 2006 the subsidiaries of Venezuelan company Comtel Comunicaciones Telefónicas, S.A. were restructured. As a result, the following companies were liquidated:

Promociones 4222. C.A., S.T. Mérida, C.A., S.T. Ciudad Ojeda, C.A., S.T. San Cristóbal, S.T. Maracaibo, C.A., S.T. Punto Fijo, C.A., S.T. Valera, C.A., S.T. Valencia, C.A., SyRed, T.E.I., C.A., Servicios Telcel Acarigua, C.A., Servicios Telcel Barquisimeto, C.A., Servicios Telcel Charallave, S.T. Cumana, C.A., S.T. Guarenas, C.A., S.T. Los Teques, C.A., S.T. Maracay, C.A., S.T. Margarita, C.A., S.T. Maturín, C.A., S.T. Puerto Ordaz, C.A., S.T. Puerto la Cruz, CA, S.T. and La Guaira, C.A.

All these Venezuelan companies, previously fully consolidated, were removed from the consolidation scope.

Europe

On October 31, 2005, Telefónica, S.A. made a binding offer to acquire all the shares of British company O2 Plc. Once the process was completed, Telefónica owned 100% of the share capital. On March 7, 2006, the shares were delisted from the London Stock Exchange. The cost of the acquisition of the O2 Group was 26,135 million euros (17,887 million pounds sterling). The Telefónica Group’s financial statements include the results of the O2 Group from February 1, 2006. The company became fully consolidated within the Telefónica Group.

On July 1, 2006 Eurotel Praha, spol. s.r.o. (Eurotel) was taken over and merged by its parent company Cesky Telecom., a.s., giving rise to the new integrated operator named Telefónica O2 Czech Republic, a.s. Following this transaction, Eurotel, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In June 2006, O2 UK Ltd. acquired 100% of British internet service provider, Be Un Limited (Be) for 50 million pounds sterling (approximately 73.5 million euros). Be was then fully consolidated in the Telefónica Group.

In 2006, Telefónica Deutschland GMBH was sold to the German subsidiary of the O2 Group, Interkom. These two companies were subsequently merged to create a new company, Telefónica Deutschland GMBH, which is fully consolidated within the Telefónica Group’s financial statements.

During the third quarter of 2006, Telefónica O2 Czech Republic, a.s.’s subsidiary, Telefónica O2 Slovakia, s.r.o., won a third wireless license in the Slovak Republic. The Slovak subsidiary is still fully consolidated in the Telefónica Group.

In October, 2006 the O2 Group acquired the remaining 60% of the share capital of the UK firm, The Link Stores, Ltd. for 28 million pounds sterling. Following the transaction, the Telefónica Group owns 100% of this company. Accordingly, The Link Stores, Ltd., which was accounted for under the equity method until September 2006, became fully consolidated in the Telefónica Group from October 1, 2006.

Telefónica, S.A. and other businesses

In March 2006 Prisa launched a partial takeover bid for 20% of Sogecable, S.A. The Telefónica Group sold shares to Prisa representing a 6.57% interest in Sogecable, S.A., thereby reducing its stake from 23.83% to 17.26%. Subsequently, also in March, Sogecable held a rights offering in which the Telefónica Group did not participate, thereby diluting its holding in the company to 16.84%. In April, Sogecable undertook an additional capital increase in order to service its share option plans for company directors, executives and management. Redeemable Class B and Series B2005 shares were converted into ordinary Class A shares, further diluting the Telefónica Group’s stake to 16.80%. In December, Sogecable converted 405,000 redeemable Class and Series B2006 shares into ordinary Class A shares, reducing the Telefónica Group’s interest in the company at December 31, 2006 to 16.75%. As a result of this dilution, at December 31, 2006, the investment in Sogecable was recognized under “Other investments.” This company, which had been accounted for by the Telefónica Group using the equity method, was removed from the consolidation scope.

In July 2006, Telefónica, S.A. accepted the public takeover bid launched by Yell Group Plc for 100% of the shares of Telefónica Publicidad e Información, S.A. (TPI). It therefore accepted Yell’s bid for the 216,269,764 shares Telefónica owned in TPI, representing 59.905% of its share capital.

The gain from the sale and the results of the TPI Group through June 30, 2006 were recognized under “Profit after taxes from discontinued operations” in the Telefónica Group’s consolidated income statement. In addition, for comparability, the Telefónica Group’s 2005 financial statements were modified to classify the results of the TPI Group under the same heading.

In May 2006, the Telefónica de Contenidos Group sold all the shares it held in Argentine company Patagonik Film Group, S.A. This company had been accounted for under the equity method and was removed from the consolidation scope.

During 2006 Atento NV incorporated Argentine companies Atento Mar del Plata, S.A. (subsequently renamed Mar de Plata Gestiones y Contactos, S.A.) and Atento Salta, S.A (subsequently renamed Centro de Contacto Salta, S.A.) with capital of 0.1 million Argentine pesos. Both companies are fully consolidated in the Telefónica Group.

In May 2006, Chilean subsidiary Atento Chile Holding acquired Impresora y Comercial Publiguías, S.A.’s shareholding in Atento Chile, S.A. This increased the Atento Group’s stake in Atento Chile from 69.99% to 71.16%. The Telefónica Group still consolidates the company using the full consolidation method.
In May 2006, Argentine company Atento Microcentro, S.A. (subsequently renamed Microcentro de Contacto, S.A.) was incorporated, with share capital of 0.05 million Argentine pesos. The company was fully consolidated in the financial statements of the Telefónica Group.
In June 2006, Atento, N.V. acquired 100% of the Uruguay firm, Woknal, S.A. for 0.4 million Uruguay pesos, approximately 0.01 million euros. The company was fully consolidated in the financial statements of the Telefónica Group.
In August 2006, Argentine company Atento Córdoba, S.A. (subsequently renamed Córdoba Gestiones y Contactos, S.A.) was incorporated with share capital of 0.05 million Argentine pesos. The company was fully consolidated in the financial statements of the Telefónica Group.
Andalucía Digital Multimedia, S.A. held a rights offering in which Telefónica de Contenidos, S.A. subscribed for shares, raising its interest in the company to 24.20%. The Telefónica Group still accounts for this investment using the equity method.
In February 2006, Compañía Española de Tecnología, S.A. (Comet) increased its share capital by 0.23 million euros by increasing the par value of its shares. In March that year, Comet undertook another capital increase. Both issues were fully subscribed and paid in by the company’s sole shareholder, Telefónica. The Telefónica Group still consolidates the company using the full consolidation method.
Ifigenia Plus, S.A., which was fully consolidated in the financial statements of the Telefónica Group, was liquidated in 2006 and therefore removed from the consolidation scope.
The principal changes in the consolidation scope in 2005 are the following:
Latin America
The acquisitions of 100% of the Chilean and Argentine operators owned by BellSouth were concluded on January 7 and January 11, 2005, respectively, thereby completing the purchase of the Latin American cellular operators from BellSouth.
The total acquisition cost for Telefónica Móviles, adjusted for the outstanding net debt at these two operators, was 519 million euros for Radiocomunicaciones Móviles, S.A. (Argentina) and 318 million euros for Telefónica Móviles Chile, S.A.

Europe
On June 10, 2005 the European Commission authorized Telefónica’s bid to take over Czech operator Cesky Telecom a.s. by acquiring 51.1% of its share capital. The acquisition was completed on June 16 at a price of 502 Czech crowns per share. Telefónica then launched a tender offer for the remaining 48.9% of Cesky Telecom in the hands of minority shareholders. The tender offer closed on September 19, with Telefónica acquiring 58,985,703 shares at a price of 456 Czech crowns per share. In total, Telefónica paid 3,663 million euros in exchange for its interest in the Czech operator. After these acquisitions, Telefónica owned 69.41% of the company. The company was included in the Telefónica Group’s consolidated scope by the full consolidation method.

APPENDIX II: DEBENTURES AND BONDS
The list and main features of outstanding debentures and bonds at December 31, 2007 are as follows (in millions of euros):

	Telefónica and special purpose		% Interest		Maturity (Nominal)					Subsequent
	vehicles	Currency	rate	Actual rate	2008	2009	2010	2011	2012	years	Total
	Debentures and bonds:
TSA	ABN 15Y BOND	EUR	1.0225xGBSW10Y	5.2955%	—	—	—	—	—	50	50
	CAIXA 07/21/2029 ZERO COUPON	EUR	6.37%	6.37%	—	—	—	—	—	50	50
	TELEFÓNICA FEBRUARY 90 F ZERO COUPON	EUR	12.58%	12.58%	—	—	12	—	—	—	12
	TELEFÓNICA FEBRUARY 90 C-12. 60%	EUR	12.60%	12.60%	—	—	3	—	—	—	3
	TELEFÓNICA JUNE 99-EURIBOR+63BP	EUR	1xEURIBOR1Y +0.63000%	5.1550%	—	300	—	—	—	—	300
	TELEFÓNICA MARCH 99-4.50%	EUR	4.50%	4.5000%	—	500	—	—	—	—	500
	Debentures subtotal:					800	15	—	—	100	915
	TELEFÓNICA MARCH 98-4.8414%	EUR	4.84%	4.84%	421	—	1	—	—	—	422

	Subtotal										1,337

T.E.BV	T. EUROPE BV SEP__00 GLOBAL C	USD	7.75%	7.75%	—	—	1,698	—	—	—	1,698
	T. EUROPE BV SEP__00 GLOBAL D	USD	8.25%	8.25%	—	—	—	—	—	849	849
	TEBV FEB__08 EMTN FIXED TRANCHE A	EUR	5.13%	5.13%	—	—	—	—	—	1,500	1,500
	TEBV FEB__08 EMTN FIXED TRANCHE B	EUR	5.88%	5.88%	—	—	—	—	—	500	500
	T.EUROPE BV JULY A 2007	JPY	2.11%	2.11%	—	—	—	—	91	—	91
	T.EUROPE BV JULY B 2007	JPY	1xJPYL6M+0.40000%	1.27%	—	—	—	—	91	—	91

	Subtotal										4,729

T. EMISIONES	EMTN O2 EUR (I)	EUR	4.38%	4.38%	—	—	—	—	—	1,750	1,750
	EMTN O2 EURO (II)	EUR	3.75%	3.75%	—	—	—	2,250	—	—	2,250
	EMTN O2 GBP (I)	GBP	5.38%	5.38%	—	—	—	—	—	1,023	1,023
	EMTN O2 GBP (II)	GBP	5.38%	5.38%	—	—	—	—	—	682	682
	TELEF. EMISIONES JUN 06 TRANCHE A	USD	1xUSDL3M+0.30000%	5.2263%	—	679	—	—	—	—	679
	TELEF. EMISIONES JUN 06 TRANCHE B	USD	5.98%	5.98%	—	—	—	679	—	—	679
	TELEF. EMISIONES JUN 06 TRANCHE C	USD	6.42%	6.42%	—	—	—	—	—	849	849
	TELEF. EMISIONES JUN.06 TRANCHE D	USD	7.05%	7.05%	—	—	—	—	—	1,359	1,359
	TELEF. EMISIONES JUL 06	EUR	1xEURIBOR3M+0.35000%	4.9800%	—	—	1,250	—	—	—	1,250
	TELEF. EMISIONES SEPTEMBER 06	EUR	4.39%	4.39%	—	—	—	—	500	—	500
	TELEF. EMISIONES OCTOBER 06	EUR	1xEURIBOR3M+0.20000%	4.81%	300	—	—	—	—	—	300
	TELEF. EMISIONES DECEMBER 06	GBP	5.89%	5.89%	—	—	—	—	—	682	682
	TELEF. EMISIONES JANUARY 06 TRANCHE A	EUR	1xEURIBOR6M+0.83000%	5.60%	—	—	—	—	—	55	55
	TELEF. EMISIONES JANUARY 06 TRANCHE B	EUR	1xEURIBOR3M+0.70000%	5.31%	—	—	—	—	—	24	24
	TELEF. EMISIONES FEBRURARY 07	EUR	4.67%	4.67%	—	—	—	—	—	1,500	1,500
	TELEF. EMISIONES MARCH 07	EUR	1xEURIBOR3M+0.13000%	4.90%	—	350	—	—	—	—	350
	TELEF. EMISIONES JUNE A 07	CZK	1xCZKPRIB__3M+0.1600%	4.24%	—	—	90	—	—	—	90
	TELEF. EMISIONES JUNE B 07	CZK	4.35%	4.35%	—	—	—	—	113	—	113
	TELEF. EMISIONES JUNE C 07	CZK	4.62%	4.62%	—	—	—	—	—	98	98
	TELEF. EMISIONES JULY A 07	USD	5.86%	5.86%	—	—	—	—	—	509	509
	TELEF. EMISIONES JULY B 07	USD	1xUSDL3M+0.33000%	5.21%	—	—	—	—	—	577	577
	TELEF. EMISIONES JULY C 07	USD	6.22%	6.22%	—	—	—	—	—	476	476

											15,794

	Total bonds				721	1,029	3,038	2,929	795	12,432	20,944

	Total issues:				721	1,829	3,054	2,929	795	12,532	21,860

			Maturity (Nominal)
Foreign operators		% Interest						Subsequent
Debentures and bonds	Currency	rate	2008	2009	2010	2011	2012	years	Total
Marketable debentures	USD	9.125	—	—	144	—	—	—	144
Marketable debentures	USD	8.85	—	—	—	91	—	—	91
Marketable debentures	USD	8.85	—	—	—	—	—	—	—
Marketable debentures	USD	9.125	85	—	—	—	—	—	85

TASA			85	—	144	91	—	—	320

Series F	UF	6	2	2	2	2	2	7	16
Series L	UF	3.75	—	—	—	—	80	—	80

CTC CHILE:			(2)	2	2	2	82	7	96

Peso bonds, Series A	MXN	91-day CETES + 0.61	—	—	500	—	—	—	500
Peso bonds, Series B	MXN	9.25	—	—	—	—	219	—	219

Telefónica Finanzas México			—	—	500	—	219	—	719

O2 sterling issue	GBP	7.625	—	—	—	—	511	—	511

O2			—	—	—	—	511	—	511

2.5% 2008 bond	CZK	3.5	225	—	—	—	—	—	225

Telefónica O2 Czech Republic			225	—	—	—	—	—	225

8th issue T. Peru bonds	USD	3.8125	—	11	—	—	—	—	11
7th issue T. Peru bonds	PEN	7.9375	14	—	—	—	—	—	14
T. Peru 1st Program (2nd)	PEN	VAC + 7	—	10	—	—	—	—	10
T. Peru 3rd Program (1st)	PEN	VAC + 5	—	—	11	—	—	—	11
T. Peru 4th Program (10th Series A)	PEN	7.875	—	—	—	—	7	—	7
T. Peru 4th Program (10th-Series B)	PEN	6.4375	—	—	—	—	12	—	12
T. Peru 4th Program (12th-Series A)	PEN	VAC + 3.6875	—	—	—	—	—	16	16
T. Peru 4th Program (14th-Series A)	PEN	6.375	—	—	11	—	—	—	11
T. Peru 4th Program (16th-Series A)	PEN	6	—	—	—	—	23	—	23
T. Peru 4th Program (19th-Series A)	PEN	VAC + 3.625	—	—	—	—	—	16	16
T. Peru 4th Program (36th-Series A)	PEN	VAC + 3.6875	—	—	—	—	—	34	34
T. Peru 4th Program (1st)	PEN	5.5625	6	—	—	—	—	—	6
T. Peru 4th Program (13th-Series A)	PEN	5.5625	—	17	—	—	—	—	17
T. Peru 4th Program (4th-Series A)	PEN	6.625	—	—	—	—	18	—	18
T. Peru 4th Program (7th)	PEN	6.1875	—	12	—	—	—	—	12
T. Peru 4th Program (7th-Series B)	PEN	5.875	—	4	—	—	—	—	4
T. Peru 4th Program (7th-Series C)	PEN	5.5625	—	—	4	—	—	—	4
T. Peru 4th Program (8th-Series A)	PEN	7.375	—	—	7	—	—	—	7
T. Peru 4th Program (8th-Series B)	PEN	6.25	—	—	12	—	—	—	12
T. Peru 4th Program (9th-Series A)	PEN	6.9375	—	—	—	13	—	—	13
T. Peru 4th Program (9th-Series B)	PEN	6.375	—	—	—	20	—	—	20
T. Peru Senior Notes	PEN	8	—	—	—	—	—	171	171

Telefónica del Perú:			20	54	45	33	60	237	449

T.M. Peru 1st Program (1stSeries A)	PEN	6.25	—	11	—	—	—	—	11
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625	—	—	—	11	—	—	11
T.M. Peru 1st Program (2db Series B)	PEN	7.5625	—	—	—	6	—	—	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625	—	—	—	10	—	—	10
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375	—	—	—	—	—	8	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875	—	—	—	—	—	5	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375	—	—	11	—	—	—	11

Telefónica Móviles Perú			—	11	11	27	—	13	62

Nonconvertible bonds	BRL	1.042 x CDI	—	—	153	—	—	—	153
Nonconvertible bonds	BRL	1.033 x CDI	—	38	—	—	—	—	38
Nonconvertible bonds	BRL	1.03 x CDI	96	—	—	—	—	—	96

Brasilcel Group			96	38	153	—	—	—	287

Nonconvertible bonds	BRL	1 x CDI + 0.35000%	—	—	575	—	—	—	575

Telesp			—	—	575	—	—	—	575

Total issues			424	105	1,430	153	871	255	3,247

Total Group issues			1,149	1,935	4,485	3,083	1,667	12,787	25,107

The detail and main features of outstanding debentures and bonds at December 31, 2006 were as follows (in millions of euros):

	Telefónica and special purpose		% Interest		Maturity (Nominal)					Subsequent
	vehicles	Currency	rate	Actual rate	2007	2008	2009	2010	2011	years	Total
	Debentures and bonds:				—	—	—	—	—	—	—

TSA	FEBRUARY 1990 SERIES C	EUR	12.60%	12.60%	—	—	—	4	—	—	4
	FEBRUARY 1990 SERIES F	EUR	12.58%	12.58%	—	—	—	10	—	—	10
	APRIL 1999	EUR	4.50%	4.50%	—	—	500	—	—	—	500
	JUNE 1999	EUR	4.15%	4.15%	—	—	300	—	—	—	300
	JULY 1999 zero coupon	EUR	6.37%	6.37%	—	—	—	—	—	47	47
	MARCH 2000	EUR	4.64%	4.64%	—	—	—	—	—	50	50
	APRIL 2000	EUR	5.63%	5.63%	500	—	—	—	—	—	500
	Debentures subtotal:				500	—	800	14	—	97	1,411
	MARCH 1998	EUR	4.84%	4.84%	—	421	—	—	—	—	421

T.E.BV	GLOBAL BOND	USD	7.75%	7.75%	—	—	—	1,898	—	—	1,898
	GLOBAL BOND	USD	8.25%	8.25%	—	—	—	—	—	949	949
	EMTN ISSUE (A Tranche)	EUR	5.13%	5.13%	—	—	—	—	—	1,500	1,500
	EMTN ISSUE (B Tranche)	EUR	5.88%	5.88%	—	—	—	—	—	500	500

EMISIONES	EMTN O2 EUR (I)	EUR	4.38%	4.38%	—	—	—	—	—	1,750	1,750
	EMTN O2 EURO (II)	EUR	3.75%	3.75%	—	—	—	—	2,250	0	2,250
	EMTN O2 GBP (I)	GBP	5.38%	5.38%	—	—	—	—	—	1,117	1,117
	EMTN O2 GBP (II)	GBP	5.38%	5.38%	—	—	—	—	—	745	745
	TELEF. EMISIONES JUN 06 TRANCHE	USD	3M USD LIBOR +0.3%	5.67%	—	—	759	—	—	0	759
	TELEF. EMISIONES JUN 06 TRANCHE	USD	5.98%	5.98%	—	—	—	—	759	0	759
	TELEF. EMISIONES JUN 06 TRANCHE	USD	6.42%	6.42%	—	—	—	—	—	949	949
	TELEF. EMISIONES JUN 06 TRANCHE	USD	7.05%	7.05%	—	—	—	—	—	1,519	1,519
	TELEF. EMISIONES JULY 06	EUR	3M EURIBOR +0.35%	3.88%	—	—	—	1,250	—	—	1,250
	TELEF. EMISIONES SEPTEMBER 06	EUR	4.39%	4.39%	—	—	—	—	—	500	500
	TELEF. EMISIONES OCTOBER 06	EUR	3M EURIBOR +0.2%	3.75%	—	300	—	—	—	—	300
	TELEF. EMISIONES DECEMBER 06	GBP	5.89%	5.89%	—	—	—	—	—	745	745

	Bonds subtotal:				—	721	759	3,148	3,009	10,273	17,911

	Total issues:				500	721	1,559	3,162	3,009	10,370	19,322

			Maturity (Nominal)
Foreign operators		% Interest						Subsequent
Debentures and bonds	Currency	rate	2007	2008	2009	2010	2011	years	Total
Series F	UF	6	2	2	2	2	2	8	18
Series L	UF	3.75	—	—	—	—	—	78	78

CTC CHILE:			2	2	2	2	2	86	96

T. Peru 2nd Program (5th)	PEN	VAC+6.25	3	—	—	—	—	—	3
T. Peru 3rd Program (1st)	PEN	VAC+5	—	—	—	12	—	—	12
T. Peru 3rd Program (2nd Series A)	PEN	5.3125	7	—	—	—	—	—	7
T. Per`u 3rd Program (3rd)	PEN	8.125	7	—	—	—	—	—	7
T. Peru 3rd Program (5th-Series A)	PEN	5.5	16	—	—	—	—	—	16
T. Peru 4th Program (1st)	PEN	5.5625	—	6	—	—	—	—	6
T. Peru 4th Program (10th-Series A)	PEN	7.875	—	—	—	—	—	7	7
T. Peru 4th Program (10th Series B)	PEN	6.4375	—	—	—	—	—	12	12
T. Peru 4th Program (7th)	PEN	6.1875	—	—	12	—	—	—	12
T. Peru 4th Program (7th-Series B)	PEN	5.875	—	—	4	—	—	—	4
T. Peru 4th Program (8th-Series A)	PEN	7.375	—	—	—	7	—	—	7
T. Peru 4th Program (8th-Series B)	PEN	6.25	—	—	—	12	—	—	12
T. Peru 4th Program (9th-Series A)	PEN	6.9375	—	—	—	—	14	—	14
T. Peru 4th Program (8th-Series B)	PEN	6.375	—	—	—	—	21	—	21
8th issue T. Peru bonds	USD	3.8125	—	—	13	—	—	—	13
9th issue T. Peru bonds	USD	3.125	15	—	—	—	—	—	15
7th issue T. Peru bonds	PEN	7.9375	—	15	—	—	—	—	15
T. Peru Senior Notes	PEN	8	—	—	—	—	—	179	179
T. Peru 1st Program (2nd)	PEN	VAC+7	—	—	11	—	—	—	11
T. Peru securitized bonds	USD	7.48	—	—	—	—	—	—	—

Telefónica del Perú:			48	21	40	31	35	198	372

T.M. Peru 1st Program (1stSeries A)	PEN	6.25	—	—	12	—	—	—	12
T.M. Peru 1st Program (2nd Series A)	PEN	7.0625	—	—	—	—	12	—	12
T.M. Peru 1st Program (2db Series B)	PEN	7.5625	—	—	—	—	6	—	6
T.M. Peru 1st Program (2nd Series C)	PEN	7.5625	—	—	—	—	11	—	11
T.M. Peru 1st Program (3rd Series A)	PEN	7.4375	—	—	—	—	—	8	8
T.M. Peru 1st Program (3rd Series B)	PEN	7.6875	—	—	—	—	—	5	5
T.M. Peru 1st Program (8th Series A)	PEN	6.4375	—	—	—	11	—	—	11
4th issue T.M. Peru bonds	USD	5.25	23	—	—	—	—	—	23
5th issue 1st Program T.M. Peru	USD	5.3125	23	—	—	—	—	—	23

Telefónica Móviles Perú			46	—	12	11	29	13	111

Marketable debentures	USD	11.875	144	—	—	—	—	—	144
Marketable debentures	ARS	SURVEY+2.5	12	—	—	—	—	—	12
Marketable debentures	USD	9.125	—	95	—	—	—	—	95
Marketable debentures	USD	9.125	—	—	—	161	—	—	161
Marketable debentures	USD	8.85	—	—	—	—	102	—	102

TASA			156	95	—	161	102	—	514

Marketable debentures	USD	9.75	6	—	—	—	—	—	6

Telefónica Holding Argentina			6	—	—	—	—	—	6

Peso bonds, Series A	MXN	91-day CETES+0.61	—	—	—	558	—	—	558
Peso bonds, Series B	MXN	9.25	—	—	—	—	—	244	244

Telefónica Finanzas México			—	—	—	558	—	244	802

Nonconvertible bonds Telesp	BRL	103.5% CDI	533	—	—	—	—	—	533

TELESP			533	—	—	—	—	—	533

Nonconvertible bonds Brasilcel	BRL	104.4% CDI	89	—	—	—	—	—	89
Nonconvertible bonds Brasilcel	BRL	104.2% CDI	—	—	—	142	—	—	142
Nonconvertible bonds	BRL	103.3% CDI	—	—	36	—	—	—	36
Brasilcel Group			89	—	36	142	—	—	266

O2 euro issue	EUR	6.375	1,000	—	—	—	—	—	1,000

O2 sterling issue	GBP	7.625	—	—	—	—	—	558	558

MmO2			1,000	—	—	—	—	558	1,558

3.5% 2008 bond	CZK	3.50	—	218	—	—	—	—	218

Cesky Telecom			—	218	—	—	—	—	218

Total issues			1,880	336	90	905	168	1,100	4,479

Total Group issues			2,380	1,057	1,648	4,067	3,177	11,470	23,799

The main features of the bonds and debentures issued in 2007 are as follows:
•	Telefónica Emisiones, a subsidiary of Telefónica, held the following four issues under its EMTN program registered with the London Stock Exchange on July 8, 2005 and renewed on July 3, 2007:

		Nominal
		value
		(millions of	Currency of
Item	Date	euros)(1)	issuance	Maturity	Interest rate
EMTN bonds	01/31/2007	55	EUR	12/31/2021	6-month Euribor + 0.83% p.a.
		24	EUR	12/31/2018	3-month Euribor + 0.7% p.a.

EMTN bonds	02/07/2007	1,500	EUR	02/07/2014	4.674%

EMTN bonds	03/30/2007	350	EUR	03/30/2009	3-month Euribor + 0.13% p.a.

EMTN bonds	06/19/2007	98	CZK	06/19/2010	CZK 3-month Pribor + 0.16%
		112	CZK	06/19/2012	4.351%
		90	CZK	06/16/2014	4.623%

(1)	Exchange rate at December 31, 2007.
•	Bonds issued by Telefónica Emisiones, S.A.U., under the shelf program filed with the Securities Exchange Commission (SEC) in the US on April 12, 2006 and renewed on July 2, 2007:

		Nominal
		value
		(millions of	Currency of
Item	Date	euros)(1)	issuance	Maturity	Interest rate
Global bond	07/02/2007	509	USD	02/04/2013	5.855%
		577	USD	02/04/2013	3M Libor + 0.33%
		476	USD	07/03/2017	6.221%

(1)	Exchange rate at December 31, 2007.
•	Bonds issued by Telefónica Europe, B.V. under its bond issue program registered with the Tokyo Stock Exchange (TSE) on July 11, 2007:

Nominal
value
		(millions of	Currency of
Item	Date	euros)(1)	issuance	Maturity	Interest rate
EMTN bonds	07/19/2007	91	JPY	07/19/2012	2.11%
		91	JPY	07/19/2012	6M Libor + 0.4% p.a.

(1)	Exchange rate at December 31, 2007.

•	Issues by Telefónica del Perú, S.A.A.:

		Nominal
		value
		(millions of	Currency of
Item	Date	euros)(1)	issuance	Maturity	Interest rate
Bonds	01/11/2007	17	PEN	01/11/2009	5.56%

Bonds	03/12/2007	23	PEN	03/12/2012	6.00%

Bonds	04/13/2007	4	PEN	04/13/2010	5.56%

Bonds	07/13/2007	14	PEN	07/13/2027	VAC+3.625%

Bonds	10/12/2007	18	PEN	10/12/2012	6.63%

Bonds	10/23/2007	34	PEN	10/23/2017	VAC +3.6875%

Bonds	11/20/2007	11	PEN	11/20/2010	6.38%

Bonds	11/30/2007	14	PEN	11/30/2019	VAC +3.6875%

(1)	Exchange rate at December 31, 2007.
The main issues in 2006 were:
•	Bonds issued by Telefónica Emisiones, S.A.U. under its EMTN program registered with the London Stock Exchange on July 8, 2005, renewed on July 5, 2006 and July 3, 2007:

		Nominal
		value
		(millions of	Currency of
Item	Date	euros)(1)	issuance	Maturity	Interest rate
EMTN bonds	02/02/2006	2,250	EUR	02/02/2011	3.750%
EMTN bonds	02/02/2006	1,750	EUR	02/02/2016	4.375%
EMTN bonds	02/02/2006	1,117	GBP	02/02/2018	5.375%
EMTN bonds	02/02/2006	745	GBP	02/02/2026	5.375%
EMTN bonds	07/25/2006	1,250	EUR	01/25/2010	3M Euribor + 0.35%
EMTN bonds	10/17/2006	500	EUR	04/17/2012	4.393%
EMTN bonds	10/30/2006	300	EUR	10/30/2008	3M Euribor +0.20%
EMTN bonds	12/28/2006	745	GBP	01/31/2014	5.888%

(1)	Exchange rate at December 31, 2006.

•	Bonds issued by Telefónica Emisiones, S.A.U., under the shelf program filed with the Securities Exchange Commission (SEC) in the US on April 12, 2006:

		Nominal
		value
		(millions of	Currency of
Item	Date	euros)(1)	issuance	Maturity	Interest rate
Global bond	06/20/2006	759	USD	06/19/2009	3M Libor +0.30%
Global bond	06/20/2006	759	USD	06/20/2011	5.984%
Global bond	06/20/2006	949	USD	06/20/2016	6.421%
Global bond	06/20/2006	1,519	USD	06/20/2036	7.045%

(1)	Exchange rate at December 31, 2006.
•	Bonds issued by Telefónica del Perú, S.A.A, under its fourth debt program registered with the Lima Stock Exchange on April 12, 2006:

		Nominal
		value
		(millions	Currency of
Item	Date	of euros)	issuance	Maturity	Interest rate
T.Peru 4th Program (8th-Series A)	07/05/2006	7	PEN	07/05/10	7.3750%
T.Peru 4th Program (10th-Series A)	07/05/2006	7	PEN	07/05/12	7.8750%
T.Peru 4th Program (9th-Series A)	08/07/2006	14	PEN	08/07/11	6.9375%
T.Peru 4th Program (7th-Series A)	09/07/2006	12	PEN	09/04/09	6.1875%
T.Peru 4th Program (8th-Series B)	11/03/2006	12	PEN	11/03/10	6.2500%
T.Peru 4th Program (10th-Series B)	11/17/2006	12	PEN	11/17/12	6.4375%
T.Peru 4th Program (1st-Series A)	11/17/2006	6	PEN	11/17/08	5.5600%
T.Peru 4th Program (7th-Series B)	12/06/2006	4	PEN	12/07/09	5.8750%
T.Peru 4th Program (9th-Series B)	12/06/2006	21	PEN	12/06/11	6.3750%

(1)	Exchange rate at December 31, 2006.

•	Bonds issued by Telefónica Móviles Perú, under its first debt program registered with the Lima Stock Exchange on February 1, 2006:

		Nominal
		value
		(millions of	Currency
Item	Date	euros)(1)	of issuance	Maturity	Interest rate
Móviles Peru 1st Program (1st-Series A)	02/07/2006	12	PEN	02/07/2009	6.25%
Móviles Peru 1st Program (2nd-Series A)	02/14/2006	12	PEN	02/14/2011	7.0625%
Móviles Peru 1st Program (5th-Series A)	02/14/2006	23	USD	08/14/2007	5.3125%
Móviles Peru 1st Program (3rd-Series A)	02/22/2006	8	PEN	02/22/2013	7.4375%
Móviles Peru 1st Program (4th-Series A)	02/22/2006	23	USD	05/22/2007	5.2500%
Móviles Peru 1st Program (3rd-Series B)	03/13/2006	5	PEN	03/13/2013	7.6875%
Móviles Peru 1st Program (2nd-Series B)	06/01/2006	6	PEN	06/01/2011	7.5625%
Móviles Peru 1st Program (2nd-Series C)	07/19/2006	11	PEN	07/19/2011	7.5625%
Móviles Peru 1st Program (8th-Series A)	09/13/2006	11	PEN	09/13/2010	6.4375%

(1)	Exchange rate at December 31, 2006.
•	Bonds issued by Telefónica Finanzas México, S.A. de C.V., under the peso bond issue program filed with the Mexican securities regulator (CNBV for its initials in Spanish) on December 30, 2004:

		Nominal
		value
		(millions of	Currency
Item	Date	euros)(1)	of issuance	Maturity	Interest rate
Peso bonds (retapping of the Telfim 05)	02/10/2006	558	MXN	09/24/2010	91-day Cetes + 0.61%
Peso bonds (retapping of the Telfim 05-2)	02/10/2006	244	MXN	09/21/2012	9.25%

(1)	Exchange rate at December 31, 2006.

•	Bonds issued by Telefónica Chile, S.A. under the 015 line of trade financing (efectos de comercio) registered with the Chilean securities market regulator on May 12, 2004:

		Nominal
		value
		(millions of	Currency
Item	Date	euros)(1)	of issuance	Maturity	Interest rate
Local bond (Series L)	03/29/2006	78	UF	10/25/12	3.75%

(1)	Exchange rate at December 31, 2006.

APPENDIX III: FINANCIAL INSTRUMENTS
The breakdown of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2007 is as follows:

	Millions of euros							Fair value
						Subsequent		Underlying	Associated
	2008	2009	2010	2011	2012	years	Total	debt	derivatives	Total

EURO	3,256	(17)	1,799	8,610	2,569	11,005	27,222	23,370	3,862	27,232
Floating rate	1,227	(999)	(307)	4,412	(1,488)	5,142	7,987	5,901	1,523	7,424
Spread — Ref Euribor	(0.28%)	0.13%	(0.68%)	0.21%	0.34%	0.00%	0.10%
Fixed rate	629	(68)	2,106	2,998	(293)	5,863	11,235	9,339	2,491	11,830
Interest rate	3.79%	(3.93%)	7.14%	3.59%	6.59%	4.56%	4.74%
Rate cap	1,400	1,050	—	1,200	4,350	—	8,000	8,130	(152)	7,978
OTHER EUROPEAN CURRENCIES	(1,877)	2,102	2,106	845	3,487	2,814	9,477	5,971	3,485	9,456
Instruments in CZK	1,669	561	708	—	113	98	3,149	360	2,772	3,132
Floating rate	(45)	—	281	—	—	—	236	46	191	237
Spread	(0.06%)	0.00%	0.07%	0.00%	0.00%	0.00%	0.10%
Fixed rate	1,714	561	427	—	113	98	2,913	314	2,581	2,895
Interest rate	4.13%	3.15%	3.35%	0.00%	4.35%	4.62%	3.85%
Rate cap	—	—	—	—	—	—	—
Instruments in GBP	(3,546)	1,541	1,398	845	3,374	2,716	6,328	5,611	713	6,324
Floating rate	(205)	1,200	1,398	108	2,181	(682)	4,000	469	3,494	3,963
Spread	0.13%	0.02%	(0.01%)	3.35%	0.28%	0.00%	0.19%
Fixed rate	(3,818)	341	—	737	511	2,034	(195)	2,585	(2,781)	(196)
Interest rate	6.19%	5.59%	0.00%	5.12%	7.63%	6.06%	8.78%
Rate cap	477	—	—	—	682	1,364	2,523	2,557	—	2,557
AMERICA	3,906	957	1,697	448	357	1,414	8,779	13,689	(5,569)	8,120
Instruments in USD	(391)	(68)	122	135	40	1,694	1,532	10,726	(9,768)	958
Floating rate	163	(695)	118	(14)	6	672	250	2,367	(2,132)	235
Spread	1.12%	44.69%	(0.00%)	77.37%	(0.25%)	0.00%	(1.03%)
Fixed rate	(563)	(62)	(5)	140	25	984	519	7,578	(7,635)	(57)
Interest rate	10.28%	5.79%	(119.61%)	9.26%	3.85%	10.95%	12.79%
Rate cap	9	689	9	9	9	38	763	781	(1)	780
Instruments in UYU	—	2	2	2	—	—	6	5	—	5
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

	Millions of euros							Fair value
						Subsequent		Underlying	Associated
	2008	2009	2010	2011	2012	years	Total	debt	derivatives	Total
Fixed rate	—	2	2	2	—	—	6	5	—	5
Interest rate	8.83%	3.75%	3.75%	3.75%	0.00%	0.00%	3.93%
Rate cap	—	—	—	—	—	—	—
Instruments in ARS	468	256	153	—	—	—	877	101	774	875
Floating rate	22	—	—	—	—	—	22	21	—	21
Spread	1.15%	0.00%	0.00%	0.00%	0.00%	0.00%	1.15%
Fixed rate	446	256	153	—	—	—	855	80	774	854
Interest rate	10.20%	9.22%	9.12%	0.00%	0.00%	0.00%	9.71%
Rate cap	—	—	—	—	—	—	—
Instruments in BRL	140	208	822	94	92	200	1,556	305	1,134	1,439
Floating rate	(774)	153	794	66	64	151	454	138	375	513
Spread	0.47%	(2.42%)	0.21%	3.59%	3.60%	0.00%	0.98%
Fixed rate	914	55	28	28	28	49	1,102	167	759	926
Interest rate	9.51%	10.65%	10.17%	10.17%	10.17%	10.15%	9.65%
Rate cap	—	—	—	—	—	—	—
Instruments in CLP	53	184	31	181	42	—	491	12	488	500
Floating rate	(17)	132	31	158	42	—	346	139	144	283
Spread	0.27%	0.05%	0.38%	0.07%	0.38%	0.00%	0.12%
Fixed rate	70	52	—	23	—	—	145	(127)	344	217
Interest rate	3.43%	6.63%	0.00%	3.35%	0.00%	0.00%	4.57%
Rate cap	—	—	—	—	—	—	—
Instruments in UFC	117	90	98	99	82	7	493	177	326	503
Floating rate	—	—	95	—	—	—	95	95	—	95
Spread	0.00%	0.00%	0.33%	0.00%	0.00%	0.00%	0.33%
Fixed rate	117	90	3	99	82	7	398	82	326	408
Interest rate	2.55%	3.55%	6.56%	4.28%	3.80%	6.00%	3.55%
Rate cap	—	—	—	—	—	—	—
Instruments in PEN	132	136	81	72	80	338	839	639	215	854
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	132	136	81	72	80	338	839	639	215	854
Interest rate	8.58%	5.95%	6.42%	6.90%	6.68%	6.81%	6.91%
Rate cap	—	—	—	—	—	—	—
Instruments in COP	589	222	36	22	26	29	924	412	472	884
Floating rate	12	17	36	22	26	29	142	104	—	104
Spread	0.00%	0.00%	1.32%	0.00%	0.00%	0.00%	0.34%
Fixed rate	577	205	—	—	—	—	782	308	472	780
Interest rate	11.49%	0.01%	0.00%	0.00%	0.00%	36.00%	7.65%

	Millions of euros							Fair value
						Subsequent		Underlying	Associated
	2008	2009	2010	2011	2012	years	Total	debt	derivatives	Total
Rate cap	—	—	—	—	—	—	—
Instruments in UVR	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	—	1,949
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	3,481	(146)	(151)	(157)	(224)	(854)	1,949	1,949	—	1,949
Interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate cap	—	—	—	—	—	—	—
Instruments in VEB	(1,341)	—	—	—	—	—	(1,341)	(1,341)	—	(1,341)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	(1,341)	—	—	—	—	—	(1,341)	(1,341)	—	(1,341)
Interest rate	8.16%	0.00%	0.00%	0.00%	0.00%	0.00%	8.16%
Rate cap	—	—	—	—	—	—	—
Instruments in MXN	656	73	503	—	219	—	1,451	714	778	1,492
Floating rate	(39)	70	314	—	—	—	345	478	78	556
Spread	0.02%	2.59%	0.61%	0.00%	0.00%	0.00%	1.08%
Fixed rate	695	3	189	—	219	—	1,106	236	700	936
Interest rate	7.81%	8.83%	8.17%	0.00%	9.25%	0.00%	8.16%
Rate cap	—	—	—	—	—	—	—
Instruments in GTQ	2	—	—	—	—	—	2	(10)	12	2
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	2	—	—	—	—	—	2	(10)	12	2
Interest rate	23.70%	0.00%	0.00%	0.00%	0.00%	0.00%	23.70%
Rate cap	—	—	—	—	—	—	—
ASIA	—	—	—	—	—	—	—	622	(661)	(39)
Instruments in JPY	—	—	—	—	—	—	—	622	(661)	(39)
Floating rate	—	—	—	—	—	—	—	151	(152)	(1)
Spread	3.79%	3.79%	3.79%	3.79%	0.00%	0.00%	3.79%
Fixed rate	—	—	—	—	—	—	—	471	(509)	(38)
Interest rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Rate cap	—	—	—	—	—	—	—
AFRICA	—	—	—	—	88	—	88	—	85	85
Instruments in MAD	—	—	—	—	88	—	88	—	85	85
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Fixed rate	—	—	—	—	88	—	88	—	85	85
Interest rate	0.00%	0.00%	0.00%	0.00%	4.54%	0.00%	4.54%

	Millions of euros							Fair value
						Subsequent		Underlying	Associated
	2008	2009	2010	2011	2012	years	Total	debt	derivatives	Total
Rate cap	—	—	—	—	—	—	—
TOTAL	5,285	3,042	5,602	9,903	6,501	15,233	45,566	43,652	1,202	44,854

Floating rate	344	(122)	2,760	4,752	831	5,312	13,877	9,909	3,521	13,430

Fixed rate	3,055	1,425	2,833	3,942	629	8,519	20,403	22,275	(2,166)	20,109

Rate cap	1,886	1,739	9	1,209	5,041	1,402	11,286	11,468	(153)	11,315

Currency options							(52)		(52)
Other							(230)

(Euros)	MATURITIES
Interest rate options	2008	2009	2010	2011	2012+
Collars
Notional bought	1,884,741,996	2,522,100,000	—	900,000,000	1,847,524,908
Strike Cap	4.195%	3.925%	—	3.944%	4.715%
Strike Floor	3.460%	2.749%	—	3.189%	3.804%
Notional sold	—	—	—	—	—
Strike Cap	—	—	—	—	—
Strike Floor	—	—	—	—	—
Caps
Notional bought	5,400,000,000	—	—	300,000,000	6,231,756,204
Strike	4.748%	—	—	4.070%	4.470%
Notional sold	1,884,741,996	2,522,100,000	—	1,200,000,000	8,079,281,112
Strike	4.837%	4.847%	—	4.555%	5.298%
Floors
Notional bought	477,229,343	2,872,100,000	—	900,000,000	1,663,512,408
Strike	2.500%	0.013%	—	1.000%	1.205%
Notional sold	4,000,000,000	350,000,000	518,685,530	—	700,000,000
Strike	2.750%	2.700%	4.568%	—	2.146%

(Euros)	MATURITIES
Currency options	2008	2009	2010	2011	2012+
Call USD/Put BRL
Notional amount of options bought	—	135,860,336	—	—	—
Strike	—	2.1585	—	—	—
Notional amount of options sold	—	196,239,298	—	—	—
Strike	—	2.5587	—	—	—
Put USD / Call BRL
Notional amount of options sold	—	135,860,336	—	—	—
Strike	—	1.8585	—	—	—
Call EUR / Put USD
Notional amount of options bought	27,832,084	—	—	—	—
Strike	1.2780	—	—	—	—
Put USD / Call EUR
Notional amount of options bought	438,659,058	—	—	—	1,714,557,435
Strike	1.4454	—	—	—	1.3618
Notional amount of options sold	—	—	—	—	831,255,453
Strike	—	—	—	—	1.2030

The breakdown of financial instruments arranged by the Group by currency and interest rates at December 31, 2006 is as follows:

	Millions of euros							Fair value
						Subsequent		Underlying	Associated
	2007	2008	2009	2010	2011	years	Total	debt	derivatives	Total
EURO	691	1,915	3,632	3,342	8,630	12,234	30,444	28,462	2,517	30,979

Floating rate	(6,808)	(5,472)	2,430	1,236	4,762	4,992	1,140	7,194	(6,500)	694
Spread	(0.00%)	0.00%	0.40%	0.70%	0.30%	0.62%	0.39%
Fixed rate	7,499	480	(198)	2,106	2,968	6,042	18,897	10,539	9,113	19,652
Interest rate	4.44%	4.24%	0.77%	7.14%	3.66%	4.82%	4.77%
Rate cap	—	6,907	1,400	—	900	1,200	10,407	10,730	(97)	10,633

OTHER EUROPEAN CURRENCIES	577	612	1,362	2,162	806	7,150	12,669	8,801	4,003	12,804
b
Instruments in CZK	464	107	543	598	—	256	1,968	119	1,850	1,969
Floating rate	601	—	—	272	—	—	873	—	872	872
Spread	—	—	—	0.02%	—	—	0.01%
Fixed rate	(137)	107	543	326	—	256	1,095	119	978	1,097
Interest rate	3.75%	3.17%	3.15%	3.26%	—	3.50%	3.19%
Rate cap	—					—	—
Instruments in GBP	113	505	819	1,564	806	6,894	10,701	8,682	2,153	10,835
Floating rate	453	(439)	819	1,564	—	3,872	6,269	5,356	979	6,335
Spread	1.56%	(0.04%)	0.24%	0.26%	—	0.37%	0.76%
Fixed rate	(340)	423	—	—	806	3,022	3,911	2,802	1,178	3,980
Interest rate	4.65%	5.00%	—	—	5.12%	5.87%	5.73%
Rate cap	—	521	—	—	—	—	521	524	(4)	520

AMERICA	144	1,372	1,373	1,215	507	4,624	9,235	13,914	(5,074)	8,840

Instruments in USD	(970)	209	779	280	143	1,133	1,574	10,753	(9,175)	1,578
Floating rate	(601)	(25)	(53)	130	—	—	(549)	2,711	(3,093)	(382)
Spread	(0.30%)	(1.88%)	2.40%	0.09%	—	—	(0.20%)
Fixed rate	(368)	222	63	139	133	1,080	1,269	7,357	(6,067)	1,290
Interest rate	2.47%	7.41%	4.87%	11.03%	11.13%	8.62%	10.53%
Rate cap	—	11	770	11	11	51	854	685	(15)	670
Instruments in UYU	—	2	1	1	2	—	6	6	—	6
Floating rate	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	2	1	1	2	—	6	6	—	6
Interest rate	3.75%	3.75%	3.75%	3.75%	3.75%	—	3.75%
Rate cap	—					—	—
Instruments in ARS	322	251	88	19	0	—	680	(1)	706	705
Floating rate	79	—	—	—	—	—	79	—	78	78
Spread	—	—	—	—	—	—	—
Fixed rate	231	251	88	19	0	—	589	(13)	628	615
Interest rate	10.76%	11.22%	11.43%	11.10%	10.38%	—	11.07%
Rate cap	12	—	—	—	—	—	12	12	—	12
Instruments in BRL	796	409	112	168	4	4	1,493	397	1,102	1,499
Floating rate	353	115	112	168	4	4	756	397	297	694
Spread	(0.81%)	(2.96%)	(3.06%)	0.08%	1.66%	—	(1.25)%
Fixed rate	443	294	—	—	—	—	737	—	805	805
Interest rate	15.99%	12.45%	—	—	—	—	14.58%
Rate cap	—					—	—
Instruments in CLP	(40)	156	101	33	165	44	459	38	431	469
Floating rate	4	17	48	33	165	44	311	153	169	322
Spread	—	(0.28%)	0.15%	0.38%	0.07%	0.38%	0.14%
Fixed rate	(44)	138	54	—	—	—	148	(114)	261	147
Interest rate	6.41%	4.80%	5.07%	—	—	—	4.42%
Rate cap	—					—	—

	Millions of euros							Fair value
						Subsequent		Underlying	Associated
	2007	2008	2009	2010	2011	years	Total	debt	derivatives	Total
Instruments in UFC	3	132	171	96	119	86	607	192	424	616
Floating rate	—	—	—	93	—	—	93	94	—	94
Spread	—	—	—	0.45%	—	—	0.45%
Fixed rate	3	132	171	3	119	86	514	98	424	522
Interest rate	6.49%	2.57%	3.46%	6.49%	4.22%	3.97%	3.52%
Rate cap	—					—	—			—
Instruments in PEN	208	89	40	57	67	273	734	546	239	785
Floating rate	6	8	—	—	—	—	14	—	14	14
Spread	—	—	—	—	—	—	—
Fixed rate	202	81	40	57	67	273	720	546	225	771
Interest rate	6.88%	6.51%	6.40%	6.40%	6.93%	7.81%	7.13%
Rate cap	—					—	—
Instruments in COP	445	117	—	—	7	414	983	537	446	983
Floating rate	184	—	—	—	3	123	310	127	181	308
Spread	(0.00)%	—	—	—	2.00%	4.45%	1.78%
Fixed rate	261	117	—	—	4	291	673	410	265	675
Interest rate	10.99%	8.04%	—	—	9.50%	5.50%	8.10%
Rate cap	—					—	—
Instruments in UVR	—	—	—	—	—	2,426	2,426	1,896	—	1,896
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	2,426	2,426	1,896	—	1,896
Interest rate	—	—	—	—	—	4.00%	4.00%
Rate cap	—					—	—
Instruments in VEB	(1,000)	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	(1,000)	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)
Interest rate	5.69%	—	—	—	—	—	5.69%
Rate cap	—					—	—			—
Instruments in MXN	379	7	81	561	—	244	1,272	563	740	1,303
Floating rate	590	4	78	350	—	—	1,022	563	461	1,024
Spread	(0.01%)	(0.52%)	2.59%	0.61%	—	—	0.40%
Fixed rate	(211)	3	3	211	—	244	250	—	279	279
Interest rate	5.46%	8.83%	8.83%	8.17%	—	9.25%	11.52%
Rate cap	—					—	—
Instruments in GTQ	1	—	—	—	—	—	1	(12)	12	—
Floating rate	13	—	—	—	—	—	13	—	12	12
Spread	—	—	—	—	—	—	—			—
Fixed rate	(12)	—	—	—	—	—	(12)	(12)	—	(12)
Interest rate	2.00%	—	—	—	—	—	2.00%
Rate cap	—					—	—

ASIA	1	(3)	—	—	—	—	(2)	366	(374)	(8)

Instruments in JPY	1	(3)	—	—	—	—	(2)	366	(374)	(8)
Floating rate	1	—	—	—	—	—	1	98	(98)	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	(3)	—	—	—	—	(3)	268	(276)	(8)
Interest rate	—	(0.00%)	—	—	2.30%	—	(0.00)%
Rate cap	—					—	—

AFRICA	—	—	—	—	—	90	90	—	90	90

Instruments in MAD	—	—	—	—	—	90	90	—	90	90
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	90	90	—	90	90
Interest rate	—	—	—	—	—	4.54%	4.54%
Rate cap	—					—	—

TOTAL	1,413	3,896	6,367	6,719	9,943	24,097	52,435	51,543	1,162	52,705

Total floating rate	(5,126)	(5,793)	3,434	3,846	4,935	9,034	10,330	16,691	(6,626)	10,065
Total fixed rate	6,528	2,247	763	2,862	4,098	13,812	30,310	22,902	7,903	30,805
Total rate cap	12	7,439	2,170	11	911	1,252	11,795	11,951	(116)	11,835

Currency options	(17)	—	—	—	—	—	(17)		(17)

Other							(273)

	INTEREST RATE OPTIONS (Euros)
	MATURITIES
	2007	2008	2009	2010	2011	2012+

Collars
Notional amount bought	12,399,000	7,439,279,505	2,169,847,296	10,545,853	910,545,853	52,729,267
Strike Cap	12.50%	2.83%	3.72%	4.25%	3.96%	4.25%
Strike Floor	4.50%	2.32%	2.75%	3.00%	3.19%	3.00%
Notional amount sold	—	—	—	—	—	1,500,000,000
Strike Cap	—	—	—	—	—	6.82%
Strike Floor	—	—	—	—	—	4.18%
Caps
Notional amount sold	—	7,428,733,651	2,169,847,296	—	900,000,000	—
Strike	—	4.26%	4.62%	—	4.55%	—
Floors
Notional amount bought	—	7,421,221,000	2,169,847,296	—	900,000,000	—
Strike	—	1.11%	0.01%	—	1.00%	—
Notional amount sold	—	—	—	—	—	700,000,000
Strike	—	—	—	—	—	2.15%

	CURRENCY OPTIONS (Euros)
	MATURITIES
	2007	2008	2009	2010	2011	2012+

Call USD / Put ARS
Notional amount of options bought	148,357,173	—	—	—	—	—
Strike	3.1356	—	—	—	—	—
Notional amount of options sold	18,381,195	—	—	—	—	—
Strike	3.4800	—	—	—	—	—
Call EUR / Put USD
Notional amount of options bought	212,177,910	—	—	—	—	—
Strike	1.2643	—	—	—	—	—
Notional amount of options sold	176,678,815	—	—	—	—	—
Strike	1.3150	—	—	—	—	—
Put USD / Call EUR
Notional amount of options bought	602,126,044	—	—	—	—	—
Strike	1.3158	—	—	—	—	—

APPENDIX IV — DETAILS OF SUBSIDIARIES, ASSOCIATES AND INVESTEES AT DECEMBER 31, 2007 (millions of euros)

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
Telefónica de España, S.A.U. (SPAIN) (*) (**) (1) (6) (9)	100.00%		100.00%	1,024	1,870	—	2,273	3,034	F	—
Provision of telecommunications services in Spain Gran Vía, 28 - 28013 Madrid
Telefónica S. de Informática y Comunicaciones de España, S.A.U. (SPAIN) (*) (**) (3)		100.00%	100.00%	6	8	—	(9)	42	F	—
Telecommunications systems, networks and infrastructure engineering Sor Angela de la Cruz, 3 - Pl. 9[a] - 28020 Madrid
Telefónica Mobile Solutions Chile, S.A.C. (CHILE)		N/D	N/D	N/D	N/D	N/D	N/D	—	F	—
Equipment and systems engineering activities Avda. Seminario, 15 - Providencea — Santiago de Chile
Telefónica Soluciones de Outsourcing, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	1	—	—	1	1	F	—
Network management and marketing Goya, 4 - 28001 Madrid
Telefónica Soluciones Sectoriales, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	14	(3)	—	—	11	F	—
Communications and IT business consulting services Doctor Esquerdo 61, 28007
Interdomain, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	—	1	—	—	1	F	—
Internet resources operator Doctor Esquerdo 61, 28007
SODETEL, Comercial de Servicios de Telecomunicaciones, S.A. (SPAIN)		50.00%	50.00%	—	—	—	—	0	E	—
Provision of consulting services, installation and telecommunications services Parque industrial y de servicios de Mairena del Aljarafe — Sevilla
Portel Servicios Telemáticos, S.A. (SPAIN) (1)		49.00%	49.00%	3	—	—	—	1	E	2
Port systems engineering and telecommunications Centro de Carga del Aeropuerto Madrid- Barajas. Ed. Servicios Generales Pl 2 Of. 246. Madrid
Ceuta Innovación Digital, S.L. (SPAIN)		40.00%	40.00%	—	—	—	—	—	E	—
Communications network installation and maintenance Pº Revellín, 24 - 51001 Ceuta
Servicios On Line Para Usuarios Múltiples, S.A. (SPAIN)		33.33%	33.33%	1	2	—	—	1	E	1
Technology services outsourcing Manuel Ferrero, 13 - 28036 Madrid
Tecnología e Ingeniería de Sist. y Servicios Avanzados de Telec., S.A. (TISSAT) (SPAIN) (2)		30.77%	30.77%	1	2	—	—	—	E	1
Advanced services systems engineering and marketing Avda Leonardo Da Vinci, 5 Parque Tecnológico de Paterna- 46980 Paterna, Valencia
SEMCA (SPAIN)		16.00%	16.00%	1	—	—	—	—	I	—
Emergency telephone service in Cantabria Casimiro Sainz, 4 - Santander
Barcelona Emprend, S.A. (SPAIN)		5.17%	5.17%	3	(1)	—	—	—	I	—
Promotion of non-financial companies C/ Llacuna, 162 - Barcelona
Barcelona Ventures, S.G.E.C.R. (SPAIN)		5.17%	5.17%	3	—	—	—	—	I	—
Promotion of non-financial companies C/ Llacuna, 162 - Barcelona
Foment Ciutat Vella, S.A. (SPAIN)		5.00%	5.00%	6	1	—	—	—	I	—
Urban projects C/ Pintor Fortuny, 17-19 - Barcelona
Teleinformática y Comunicaciones, S.A. (TELYCO) (SPAIN) (*) (**) (1)		100.00%	100.00%	3	3	—	(1)	12	F	—
Promotion, marketing and distribution of telephone and telematic equipment and services C/ Josefa Valcarcel, 3-5 - 28027 Madrid
Telyco Marruecos, S.A. (MOROCCO) (1)		54.00%	54.00%	1	1	—	1	—	F	—
Promotion, marketing and distribution of telephone services 4, Lotissement la Colline, 1,B. Sidi Maarouf — Casablanca
Telefónica Telecomunicaciones Públicas, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	1	68	—	6	64	F	—
Installation of public telephones Plaza de Carlos Trías Bertrán, 7 - 28020 Madrid

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
Telefónica Salud, S.A. (SPAIN)		51.00%	51.00%	—	—	—	—	—	F	—
Mangement and operation of telcommunications and public television services Avda. de Pirineos, 9 - Nave Industrial 15 - San Sebastián de los Reyes — Madrid
Adquira Spain, S.A. (SPAIN) (2)	20.00%	20.00%	40.00%	2	5	—	2	9	E	2
E-commerce Goya, 4, 4[a] planta — Madrid
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	1	I.	1
Iberbanda, S.A. (SPAIN) (5)		51.00%	51.00%	20	(6)	—	(14)	37	F	—
Broadband telecommunications operator Julián Camarillo, 29 B - 28037 Madrid
Iberbanda Inversiones, S.A. (SPAIN)		100.00%	51.00%	—	—	—	—	—	F	—
Project carried out.
Telefónica Cable, S.A. (SPAIN) (*) (**) (7)		100.00%	100.00%	3	(29)	—	(1)	30	F	—
Cable telecommunication services provider Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Telefónica Cable Menorca, S.A. (SPAIN) (*) (**)		100.00%	100.00%	1	—	—	—	1	F	—
Cable television systems and value-added services Santiago Ramón y Cajal, 13 - Mahón — Menorca
Telefónica Móviles España, S.A.U. (SPAIN) (*) (**) (1)	100.00%		100.00%	423	508	—	2,484	5,775	F	—
Wireless communications services provider Plaza de la Independencia, 6 - Pta. 5 - 28001 Madrid
Spiral Investments, B.V. (NETHERLANDS) (1)		100.00%	100.00%	39	(38)	—	—	144	F	—
Holding company Strawinskylaan 3105 - 1077ZX — Amsterdam
3G Mobile AG (SWITZERLAND) (9)		100.00%	100.00%	—	—	—	—	91	F	—
Wireless telephony operator Bahnhofplatz 4, 8001 Zurich
MobiPay España, S.A. (SPAIN)		13.36%	13.36%	4	—	—	(2)	3	E	—
Provision of payment services through wireless telephony Avda. Europa, 20 - Alcobendas — Madrid
MTLD Top Level Domain Ltd. (IRELAND) (7)		6.00%	6.00%	12	—	—	—	1	I	1
Creating a .mobi domain registration service Earlsfort Centre, Earlsfort Terrace — Dublin 2
Solivella Investment, B.V. (NETHERLANDS) (1)		100.00%	100.00%	881	(1,648)	—	11	898	F	—
Holding company Strawinskylaan 3105 - 1077ZX — Amsterdam
Ipse 2000, S.p.A. (ITALY)		39.92%	39.92%	13	(584)	—	(1,250)	1,264	E	—
Installation and operation of 3G wireless communications systems Piazza dei Capprettari, 70 - Rome
Médi Telecom, S.A. (MOROCCO) (1)		32.18%	32.18%	234	(7)	—	24	275	E	91
Wireless communications services provider Twin Center, Tour A. Angle Bd Zertouni et El Massira El Kadra Casablanca
Terra Mobile Brasil, Ltd. (BRAZIL) (7)		100.00%	100.00%	6	(6)	—	—	8	F	—
Dormant company 22º ANDAR 17 - Bairro ou Distrito FLAMENGO, Rio de Janeiro
Tempos 21 Innovación en Aplicaciones Móviles, S.A. (SPAIN)		43.69%	43.69%	1	(2)	—	(2)	7	E	—
Research, development and commercial operation of wireless services and applications. Avda. Canal Olímpico s/n — Castelldefels — Barcelona
Telefónica Internacional, S.A. (SPAIN) (*) (**) (1) (6) (9)	100.00%	—	100.00%	2,839	9,339	—	1,623	8,132	F	—
Investment in the telecommunications industry abroad C/ Gran Vía, 28 - 28013 Madrid
Servicios de Entretenimiento Holding S.A. (ESPAÑA)		100.00%	100.00%	—	—	—	—	—	I	—
Colombia Telecomunicaciones, S.A. ESP (COLOMBIA) (1)		52.03%	52.03%	307	(528)	—	(104)	303	F	—
Communications services operator Bogota
Sao Paulo Telecomunicaçoes Holding, Ltda. (BRAZIL) (1)		100.00%	100.00%	1,511	(22)	(33)	83	2,444	F	—
Holding company Rua Martiniano de Carvalho, 851 20º andar, parte, Sao Paulo

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
Telecomunicaçoes de Sao Paulo, S.A. — TELESP (BRAZIL) (1) (11)		87.95%	87.95%	2,515	1,522	(1,123)	990	—	F	—
Wireline telephony operator in Sao Paulo Sao Paulo
A.Telecom S.A. (BRAZIL) (1) (11)		100.00%	87.95%	159	1	—	26	N/D	F	—
Pay TV and fixed telephony operator in Sao Paulo Rua Martiniano de Carvalho, 851 20º andar, parte, Sao Paulo
Companhia AIX de Participações (BRAZIL)		50.00%	43.98%	88	—	—	(3)	N/D	I. P.	—
Operation of commerical underground network São Paulo
Cia ACT (BRAZIL)		50.00%	43.98%	—	—	—	—	N/D	I. P.	—
Not operational
Telefónica Empresas Brasil (BRAZIL)		100.00%	87.95%	81	—	—	(20)	—	F	—
TS Tecnología de Informaçao, Ltd. (BRAZIL) (1)		100.00%	87.95%	—	—	N/D	—	N/D	F	—
E-commerce and cataloging Rua Joaquim Floriano, 1052 - Sao Paulo
Navy Tree do Brasil Ltda (BRAZIL)		100.00%	87.95%	32	—	—	(2)	N/D	F	—
Pay TV operator — Comercial Cabo TV Av. Nações Unidas 7221, 7° andar — São Paulo
TVA Sul Parana, S.A (BRASIL)		100.00%	80,47%	3	—	—	—	—	F	—
Telecommunications services Estado de Paraná. Rua Martha Kateiva de Oliveira 319. Barrio Pilarzinho
Telefónica Interactiva Brasil , Ltda. (BRAZIL) (1) (6)		99.99%	99.98%	N/D	N/D	N/D	N/D	—	F	—
Holding company Rua Martiniano de Carvalho, 851 20º andar, parte, Sao Paulo
Terra Networks Brasil, S.A. and subsidiarias (BRAZIL) (1) (6)		100.00%	99.98%	401	(328)	—	(7)	—	F	—
ISP and portal Rua General Joao Manoel, 90 - Porto Alegre — Rio Grande do Sul
Telefónica del Perú, S.A.A. (PERU) (1) (11)	0,15%	98.03%	98.18%	589	85	—	(15)	1,140	F	—
Operator of local, domestic and international long distance telephony services in Peru Avda. Arequipa, 1155 Santa Beatríz — Lima
Telefónica Multimedia S.A.C.(PERU) (1)(*)(**)		99.99%	98.17%	37	2	—	4	N/D	F	—
Telefónica Servicios Comerciales S.A.C.(PERU) (5)(*)(**)		99.90%	98.08%	—	—	—	3	N/D	F	—
Media Networks Perú S.A.C.(PERU) (5)(*)(**)		99.90%	98.08%	7	—	—	—	N/D	F	—
Servicios Editoriales del Perú S.A.C.(PERU) (5)(*)(**)		99.90%	98.08%	1	—	—	—	N/D	F	—
Telefónica Servicios Técnicos (PERU) (5)(*)(**)		99.90%	98.08%	—	—	—	—	N/D	F	—
Servicios Globales de Telecomunicaciones S.A.C. (PERU) (5)		99.90%	98.08%	—	—	—	(2)	N/D	F	—
Telefonica International Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	372	303	—	31	417	F	—
Holding company
Telefónica Chile Holding, B.V. (NETHERLANDS) (1)		100.00%	100.00%	—	23	—	(1)	108	F	—
Holding company
Inversiones Telefónica Uno, S.A. (CHILE)		99.99%	99.99%	1	122	(81)	3	—	F	—
Realizacion de toda clase de inversiones. Ciudad de Santiago, Comuna de Providencia
Inversiones Telefónica Dos, S.A.		99.99%	99.99%	125	1	—	(10)	—	F	—
Realizacion de toda clase de inversiones. Ciudad de Santiago, Comuna de Providencia
Telefónica Internacional de Chile, S.A. (CHILE) (1)		100.00%	100.00%	10	945	—	17	34	F	—
Holding company
Compañía de Telecomunicaciones de Chile, S.A. (CHILE) (1) (11)		44.89%	44.89%	1,003	(163)	(15)	47	—	F	—
Operator of local, long distance and international telephony services in Chile. Avenida Providencia, 127-A Santiago de Chile
Telefónica Gestión de Servicios Compartidos de Chile, S.A. (CHILE) (1)		44.89%	44.89%	1	—	—	—	1	F	—
Provision of mangement and administration services Avda. Providencia, 111-piso 22. Comuna de Providencia. Santiago de Chile
Atento Chile, S.A. (CHILE) (1) (6)		30.00%
Compañía Internacional de Telecomunicaciones, S.A. (ARGENTINA) (1)		100.00%	99.98%	115	(306)	—	271	644	F	—
Holding company Av. Ingeniero Huergo, 723, PB — Buenos Aires
Telefónica Holding de Argentina, S.A. (ARGENTINA) (1) (11)		99.96%	99.96%	148	(195)	—	141	1,476	F	—
Holding company Tucumán, 1 P-17 Buenos Aires
Telefónica de Argentina, S.A. (ARGENTINA) (1) (11)		98.04%	98.04%	165	(1)	—	82	—	F	—
Telecommunications service provider Av. Ingeniero Huergo, 723, PB — Buenos Aires
Telefónica Larga Distancia de Puerto Rico, INC. (PUERTO RICO) (1)		98.00%	98.00%	76	4	—	(57)	107	F	—
Telecommunications service operator Calle 1, Edificio nº 8. Metro Office Park. Sector de Buchanan. Guaynabo — Puerto Rico

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
China Netcom Group Corporation (Hong Kong) Limited (CHINA) (11)		5.00%	5.00%	N/D	N/D	N/D	N/D	682	I.	682
Telecommunications service operator
Telefónica Technologhy (Beijing) Comp Ltd (China)		100%	100%	—	—	—	—	1	I.	1
I+D relacionado con tecnología e inform, y comunic, de las telecom, Serv, de consultoría y management,
Room 1210-1212. 12/F. North Tower. Beijing kerry Centre. 1, Guanghua Road. Chaoyang District — Beijing

Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	E	54
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	N/A	I.	96
Terra Networks Venezuela, S.A. (VENEZUELA) (1)		100.00%	100.00%	—	(3)	—	—	N/D	F	—
Development of internet in Venezuela Avda. Francisco de Miranda, Centro Plaza, Torre A, Piso 11, Los Palos Grandes, Caracas
Terra Networks Perú, S.A. (PERU) (1)		99.99%	99.99%	2	3	—	(1)	4	F	—
Internet and portal services provider Los Sauces, 374 - Torre Roja — San Borja — Lima
Terra Networks Mexico Holding, S.A. De C.V. (MEXICO) (1) (6)		100.00%	100.00%	52	(53)	—	—	12	F	—
Holding company Blvd. Díaz Ordaz Pte. Nº 123, Col. Santa María, Monterrey, Nuevo León, México
Terra Networks Mexico, S.A. De C.V. (MEXICO) (1) (6)		99.99%	99.99%	N/D	N/D	N/D	N/D	—	F	—
ISP, portal and real-time financial information services Blvd. Díaz Ordaz Pte. Nº 123, Col. Santa María, Monterrey, Nuevo León, México
Terra Networks Chile Holding Limitada (CHILE) (1) (6)		99.99%	99.99%	69	(47)	—	2	41	F	—
Holding company Avda. Vitacura, 2736. Las Condes — Santiago de Chile
Terra Networks Chile, S.A. (CHILE) (1)		99.99%	99.99%	N/D	N/D	N/D	N/D	—	F	—
Internet and portal services provider Avda. Vitacura, 2736. Las Condes — Santiago de Chile
Terra Networks Guatemala, S.A. (GUATEMALA) (1) (6)		100.00%	100.00%	12	(12)	—	(1)	4	F	—
ISP and portal C/ Diagonal, 6 Edificio Las Margaritas II — Ciudad de Guatemala
Terra Networks El Salvador, S.A. (EL SALVADOR) (1)		99.99%	99.99%	—	—	—	—	—	F	—
Internet and portal in general 63 Ave. Sur y Alameda Roosvelt, Centro Fin. Gigante Torre de San Salvador
Terra Networks Honduras, S.A. (HONDURAS)		99.99%	99.99%	—	—	—	—	—	F	—
Internet and portal in general Honduras
Terra Networks Costa Rica, S.A. (COSTA RICA) (1)		99.99%	99.99%	—	—	—	—	—	F	—
Internet and portal in general Curridabat, Edificio Domus Plaza, 2[a] Planta Oficina 2 - San José
Terra Networks Nicaragua, S.A. (NICARAGUA)		99.99%	99.99%	—	—	—	—	—	F	—
Internet portal Nicaragua
Terra Networks Panamá, S.A. (PANAMA) (1)		99.99%	99.99%	—	—	—	—	—	F	—
Internet portal Harry Eno y Piloto, Posada Edificio El Educador — Coopeduc - Bethania
Terra Networks USA, Inc. and subsidiaries (USA) (1) (6)		100.00%	100.00%	—	7	—	(7)	16	F
Internet portal 1201 Brickell Avenue, Suite 700, Miami — Florida 33131
Terra Networks Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	—	1	—	(1)	3	F
Internet and portal services provider Ingeniero Huergo., 723 Piso 17 - Buenos Aires
Terra Networks Colombia , S.A. (La Ciudad.com) (COLOMBIA) (1)		99.99%	99.99%	—	2	—	(1)	3	F
Internet and portal in general Diagonal 97, Nº 17-60, Oficina 402. Bogotá D.C., Colombia
Brasilcel, N.V. (NETHERLANDS) (5)	50.00%	—	50.00%	—	6,560	—	91	2,179	P	—
Joint Venture and holding company for wireless communications services Strawinskylaan 3105 - 1077ZX — Amsterdam
Tagilo Participaçoes, Ltda. (BRAZIL) (5) (14)		100.00%	50.00%	135	(2)	—	(5)	N/D	P	—
Ownership of intellectual and industrial property Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.
Sudestecel Participaçoes, Ltda. (BRAZIL) (5) (14)		100.00%	50.00%	740	(117)	—	(26)	N/D	P	—
Holding company Rua Martiniano de Carvalho, 851, 20 andar, Parte, Bela Vista, Sao Paulo.

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
Avista Participaçoes Ltda. (BRAZIL) (5) (14)		100.00%	50.00%	236	(30)	—	(18)	N/D	P	—
Holding company Rua da Consolação, 247 - 6º andar / sala 57-F São Paulo — SP
Telefónica Brasil Sul Celular Participaçoes, Ltda. (BRAZIL) (5) (14)	1.12%	97.44%	50.43%	224	26	—	(8)	1	P	—
Holding company Avda. Martiniano de Carvalho, 851, 20 andar, parte Sao Paulo, Sao Paulo
PTelecom Brasil, S.A. (BRAZIL) (5) (14)		100.00%	50.00%	1,013	(618)	—	(8)	N/D	P	—
Holding company Rua Cubatao, 320, 4 andar, Sao Paulo, Sao Paulo
Portelcom Participaçoes, S.A. (BRAZIL) (5) (14)		100.00%	50.00%	1,358	(369)	—	(33)	N/D	P	—
Holding company Av Brigadeiro Faria Lima, 2277, 15[a] andar, Conj1503, Jardin Paulistano, Sao Paulo
Vivo Brasil Comunicaçoes (BRAZIL) (5) (14)		100.00%	50.00%	—	—	—	—	N/D	P	—
Wireless communications services operator Rua José Bonifacio, 245, Bon Fim, Porto Alegre — Rio Grande Do Sul
Vivo Participaçoes, S.A. (BRAZIL) (5) (11) (14)		62.94%	31.49%	2,417	642	(4)	124	N/D	P	—
Holding company Rua Silveria Martins, no. 1036, Cabula, Salvador- Bahia
Vivo, S.A. (BRAZIL) (5) (14)		100.00%	31.49%	2,153	992	—	163	N/D	P	—
Wireless services operator Av. Higienópolis, nº1635, Curitiba Parana
Tele Centro Oeste IP, S.A. (BRAZIL) (5) (14)		100.00%	31.49%	4	(4)	—	—	N/D	P	—
Wireless services operator AC/ Sul Quadra 02, Bloco C, nº 256, 3º Pavimento, Ed Toufic, Plano Piloto, Brasilia, DF
Telefónica Móviles El Salvador Holding, S.A. de C.V. (EL SALVADOR) (1)	100.00%		100.00%	127	(79)	—	21	161	F	—
Holding company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Móviles El Salvador, S.A. de C.V. (EL SALVADOR) (1)		99.08%	99.08%	29	2	—	9	N/D	F	—
Provision of wireless and international long distance communications services Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica Multiservicios, S.A. de C.V. (EL SALVADOR) (1)		77.50%	76.79%	6	—	—	(3)	N/D	F	—
Cable modem services operator Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Telefónica El Salvador, S.A. de C.V. (EL SALVADOR) (3)		100.00%	76.79%	—	—	—	—	N/D	F	—
Operational company Alameda Roosvelt y Avenida Sur. Torre Telefónica nivel 10 - San Salvador
Guatemala Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%		100.00%	19	—	—	—	29	F	—
Holding company Strawinskylaan 3105, Atium 7th, Amsterdam
TCG Holdings, S.A. (GUATEMALA) (1)	100.00%		100.00%	281	(169)	—	31	239	F	—
Holding company Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 10 - Guatemala City
Telefónica Móviles Guatemala, S.A. (GUATEMALA) (1)	13.60%	86.38%	99.98%	279	12	—	(178)	38	F	—
Provision of wireless, wireline and radio paging communications services Bulevar Los Próceres 5-56 Zona 10, Unicentro nivel 11 - Guatemala City
Infraestructura Internacional, S.A. (GUATEMALA)		100.00%	99,98%	—	—	—	—	N/D	F	—
Telecommunications and paging service provider 5[a] Avenida 7-76, Zona 10 - Guatemala City
Simpay, Ltd. (UK) (8)	25.00%		25.00%	N/D	N/D	N/D	N/D	N/D	I	—
Payment services through wireless telephony 62-65 Chandos Place, London WC2N 4LP
Omicron Ceti, S.L. (SPAIN) (8)	100.00%		100.00%	N/D	N/D	N/D	N/D	—	I	—
Dormant company José Abascal — Madrid
Telefónica Móviles Puerto Rico, Inc. (PUERTO RICO)	100.00%		100.00%	98	(98)	—	—	110	F	—
Ownership of shareholdings in wireless operators in Puerto Rico Metro Office Park Calle Edificio # 17, Suite 600 - 00968 Guaynabo
Newcomm Wireless Services, Inc. (PUERTO RICO)		1.96%	1.96%	N/D	N/D	N/D	N/D	N/D	I	43
Wireless operator
OMTP Limited (Open Mobile Terminal Platform) (UK)	2.04%		2.04%	N/D	N/D	N/D	N/D	N/D	I

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
MobiPay Internacional, S.A. (SPAIN)	50.00%		50.00%	12	(9)	—	(1)	5	P	—
Provision of payment services through wireless telephony Avenida de Europa 20, Alcobendas, Madrid
Telefónica de Centroamérica, S.L. (SPAIN) (8)	100.00%		100.00%	N/D	N/D	N/D	N/D	1	I	1
Dormant company Gran Vía, nº 28, Madrid
Telefónica Móviles del Uruguay, S.A. (URUGUAY)	100.00%		100.00%	6	N/D	N/D	N/D	13	F	—
Wireless communications services operator Plza de la Independencia 8, planta baja, Montevideo
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1) (6)	100.00%		100.00%	1,267	(2,256)	—	(544)	1,176	F	—
Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica Finanzas México, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	—	1	—	7	N/D	F	—
Integrated cash management, consulting and financial support for Group companies Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Baja Celular Mexicana, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	114	(9)	—	19	N/D	F	—
Wireless telephone and communications services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Movitel de Noroeste, S.A. de C.V. (MEXICO) (1)		99.16%	99.16%	38	(9)	—	23	N/D	F	—
Wireless telephone and communications services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Moviservicios, S.A. de C.V. (MEXICO) (1)		99.99%	99.99%	1	—	—	—	N/D	F	—
Technical, administrative, consultancy, advisory and supervision services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefonía Celular del Norte, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	76	—	—	(69)	N/D	F	—
Wireless telephone and communications services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Celular de Telefonía, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	66	37	—	(114)	N/D	F	—
Wireless telephone and communications services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Enlaces del Norte, S.A. de C.V. (MEXICO) (1)		94.90%	94.90%	—	1	—	(12)	N/D	F	—
Head of Mexican telecommunications group Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Grupo de Telecomunicaciones Mexicanas, S.A. de C.V.(MEXICO) (1)		100.00%	97.40%	1	—	—	(12)	N/D	F	—
Basic domestic and international long distance telephone services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso Telecomunicaciones, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	2,750	194	—	(2,938)	N/D	F	—
Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	1,817	27	—	(415)	N/D	F	—
Wireless telephone and communications services Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso PCS, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	427	164	—	(2,504)	N/D	F	—
Provision of telecommunications services in Mexico Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Pegaso Recursos Humanos, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	2	1	—	(5)	N/D	F	—
Provision of administrative services to subsidiaries Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Activos Para Telecomunicación, S.A. de C.V. (MEXICO) (1)		100.00%	100.00%	455	(1)	—	15	N/D	F	—
Installation, maintenance and operation of public or private telecommunications networks Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica Telecomunicaciones México, S.A. de C.V. (MEXICO) (1)	94.90%		94.90%	—	—	—	—	—	F	—
Holding company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica Móviles Soluciones y Aplicaciones, S.A. (CHILE) (1)	100.00%		100.00%	11	(5)	—	—	11	F	—
IT and communications services provider Avenida del Cóndor Nº720, piso 4, comuna de Huechuraba, de la Ciudad de Santiago de Chile
Inversiones Telefónica Móviles Holding Limitada (CHILE) (1)	100.00%		100.00%	428	(85)	—	160	424	F	—
Holding company Av El Bosque Sur 090, Los Condes, Santiago de Chile

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
TEM Inversiones Chile Limitada (CHILE) (1)		100.00%	100.00%	1,252	(278)	—	246	N/D	F	—
Holding company
Av El Bosque Sur 090, Los Condes, Santiago de Chile
T.Moviles Chile Distribucion S.A. (CHILE) (1)		99.99%	99.99%	—	—	—	—	N/D	F	—
Wireless telephony services
Fidel Oteíza 1953, Oficina 201, Providencia, Santiago de Chile
Buenaventura (Chile)		50.00%	50.00%	N/D	N/D	N/D	N/D	N/D	I.	—
Wireless telephony services
Av El Bosque Sur 090, Los Condes, Santiago de Chile
Inversiones Telefónica Móviles Holding II Limitada (Chile) (1)	100.00%		100.00%	334	(43)	—	72	318	F	—
Wireless communications services operator
Avda. El Bosque Sur 090, Las Condes, Santiago de Chile
Telefónica Móviles Chile Inversiones. S.A. (CHILE) (1)		100.00%	100.00%	26	(40)	—	(3)	N/D	F	—
Holding company
Avda. El Bosque Sur 090 - Las Condes — Santiago de Chile
Telefónica Móviles Chile larga Distancia, S.A. (CHILE) (1)		100.00%	100.00%	26	—	—	—	N/D	F	—
Wireless communications services operator
Avda. El Bosque Sur 090 - Las Condes — Santiago de Chile
Intertel, S.A. (CHILE) (1)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	F	—
Wireless communications services operator Avda. El Bosque Sur 090 - Las Condes — Santiago de Chile
Telefónica Móviles Chile, S.A. (CHILE) (1)		100.00%	100.00%	1,227	(719)	—	198	N/D	F	—
Wireless communications services operator
Avda. El Bosque Sur 090 - Las Condes — Santiago de Chile
Pleyade Chile (CHILE)		0.17%
Wireless communications services operator
Avda. El Bosque Sur 090 - Las Condes — Santiago de Chile
Ecuador Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%		100.00%	46	—	—	(1)	581	F	—
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Otecel, S.A. (ECUADOR) (1)		100.00%	100.00%	71	(20)	—	28	N/D	F	—
Provision of wireless communications services
Avda. de la República y la Pradera esq. Casilla, Quito
Multi Holding Corporation (PANAMA) (7)	100.00%		100.00%	N/D	N/D	N/D	N/D	301	F	—
Dormant company
Edificio HSBC, Piso 11, Avd Samuel Lewis — Panama
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%		100.00%	40	—	—	(2)	238	F	—
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
BSC de Panama Holdings, SRL (PANAMA)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	F	—
Holding company
Avda Samuel Lewis y Calle 54, Edificio Afra, Panama
Telefónica Móviles Panamá, S.A. (PANAMA) (1)		100.00%	100.00%	70	(10)	—	45	N/D	F	—
Wireless telephony services
Edificio Magna Corp. Calle 51 Este y Avda Manuel Maria Icaza, Ciudad de Panamá
Latin America Cellular Holdings, B.V. (NETHERLANDS) (1)	100.00%		100.00%	980	(403)	—	256	1,635	F	—
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Móviles Perú Holding, S.A.A. (PERU) (1) (11)		98.34%	97.99%	166	21	—	25	—	F	—
Holding company
Avda. Arequipa, 1155 Lima, 01

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
Telefónica Móviles Perú, S.A.C. (PERU) (1) (11)	0.14%	99.99%	96.06%	215	(35)	—	26	N/D	F	—
Wireless communications services provider
Avda. Arequipa, 1155 Lima, 01
Inmuebles Aries, S.A.C. (PERU)		100.00%	96.06%	—	—	—	—	N/D	F	—
Services company
Billing & Management System, S.A.C. (PERU)		100.00%	96.06%	—	—	—	—	N/D	F	—
Services company
Telefónica Móviles del Uruguay, S.A. (URUGUAY) (1)	32.00%	68.00%	100.00%	6	27	—	15	N/D	F	—
Wireless communications and services operator Constituyente 1467 Piso 23, Montevideo 11200
Telefónica Móviles Nicaragua, S.A. (NICARAGUA)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	F	—
Holding company Managua
Pisani Resources y Cía, Ltd. (NICARAGUA) (7)		100.00%	100.00%	—	—	—	—	—	F	—
Dormant company Managua
Doric Holding y Cía, Ltd. (NICARAGUA) (7)		100.00%	100.00%	—	—	—	—	—	F	—
Dormant company Managua
Kalamai Hold. Y Cía, Ltd. (NICARAGUA) (7)		100.00%	100.00%	—	—	—	—	—	F	—
Dormant company Managua
Telefonía Celular de Nicaragua, S.A. (NICARAGUA) (1)		100.00%	100.00%	9	25	—	12	N/D	F	—
Wireless telephony services Carretera Mazalla, Managua
Telcel, C.A. (VENEZUELA) (1)	0.08%	99.92%	100.00%	109	634	(264)	700	123	F	—
Wireless telephony operator
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Móviles eServices Latin America, Inc. (USA)		100.00%	100.00%	—	3	—	1	N/D	F	—
IT services provider
Mellon Financial Center 1111 Brickell ave. Suite 1000, Miami, florida 33131
Sistemas Timetrak, C.A. (VENEZUELA) (1)		100.00%	100.00%	1	(1)	—	10	N/D	F	—
Fleet localization services
Calle Pantin, Edificio Grupo Secusat. Piso 3. Caracas, Venezuela
Corporación 271191, C.A. (VENEZUELA)		100.00%	100.00%	—	—	—	—	N/D	F	—
Public address and telecomunication services
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA) (1)	65.14%	34.86%	100.00%	19	1	—	3	—	F	—
Holding company Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060, Venezuela
Telefónica Servicios Transaccionales (VENEZUELA)		100.00%	100.00%	—	—	—	(4)	N/D	F	—
Automatic payment methods transactions and processing Av Francisco de Miranda, Edif Parque Cristal, Caracas 1060 - Venezuela
Olympic, Ltda. (COLOMBIA) (1)		100.00%	100.00%	—	720	—	11	N/D	F	—
Holding company
Av. 82 Nº 10-62, piso 6
Telefónica Móviles Colombia, S.A. (COLOMBIA) (1)	22.44%	77.56%	100.00%	—	1,028	—	20	116	F	—
Wireless operator Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Bautzen, Inc. (COLOMBIA)		100.00%	100.00%	—	—	—	—	N/D	F	—
Financial management Panama City
Comoviles, S.A. (COLOMBIA)		99.97%	99.97%	—	7	—	—	N/D	F	—
Telecommunications services Calle 100 Nº 7-33, piso 17, Bogotá
Comunicaciones Trunking, S.A. (COLOMBIA)		99.98%	99.95%	—	4	—	—	N/D	F	—
Telecommunications services Calle 100 Nº 7-33, piso 16, Bogotá

(*)	Companies included in the 2006 consolidated tax statatement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
Paracomunicar, S.A. (COLOMBIA)		99.35%	99.31%	—	1	—	—	N/D	F	—
Telecommunications services Calle 100 Nº 7-33, piso 17, Bogotá
Kobrocom Electrónica, Ltd. (COLOMBIA)		100.00%	99.95%	—	—	—	—	N/D	F	—
Telecommunications services Calle 100 Nº 7-33, piso 15, Bogotá
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA)	100.00%		100.00%	258	185	—	151	1,142	F	—
Holding company Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Telefónica Móviles Argentina, S.A. (ARGENTINA) (1)	15.40%	84.60%	100.00%	107	N/D	N/D	N/D	139	F	—
Holding company Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Other shareholdings		N/A	N/A	N/A	N/A	N/A	N/A	N/D	I	11
Telefónica O2 Europe plc (UK) (1) (6) (9)	100.00%		100.00%	12	16,169	(2,727)	2,418	26,153	F	—
Wireless communications services operator Wellington Street, Slough, SL1 1YP
mmO2 plc (UK) (1)		100.00%	100.00%	43	527	—	(3,132)	16,141	F	—
Holding company Wellington Street, Slough, SL1 1YP
O2 Holdings Ltd. (UK) (1)		100.00%	100.00%	16	9,032	—	3,342	17,325	F	—
Holding company Wellington Street, Slough, SL1 1YP
O2 Communications (Ireland) Ltd. (IRELAND) (1)		100.00%	100.00%	97	734	—	141	1,727	F	—
Wireless communications services operator 28/29 Sir John Rogerson’s Quay, Dublin 2, Republic of Ireland
Manx Telecom Ltd. (ISLE OF MAN) (1)		100.00%	100.00%	16	99	—	23	37	F	—
Telecommunications service provider Isle of Man Business Part, Cooil Road, Braddan, Isle of Man IM99 IHX
The Link Stores Ltd. (UK) (5)		100.00%	100.00%	—	(18)	—	(2)	42	F	—
Telecommunications equipment retailer Wellington Street, Slough, SL1 1YP
Be Un Limited (Be) (UK) (12)		100.00%	100.00%	13	(18)	—	(20)	77	F	—
Internet services provider Wellington Street, Slough, SL1 1YP
Tesco Mobile Ltd. (UK) (2)		50.00%	50.00%	—	(14)	—	—	7	P	—
Wireless telephony services Tesco House, Delamare Road, Cheshunt Road, Hertfordshire, EN8 9SL
Telefonica O2 Czech Republic, a.s. (CZECH REPUBLIC) (1) (6) (11)	69.41%		69.41%	745	1,068	—	209	3,663	F	—
Telecommunications service provider Olsanska 55/5 - Prague 3, 130 34
SPT Telecom Finance, B.V. (NETHERLANDS) (1)		100.00%	69.41%	—	N/D	—	N/D	—	F	—
Financing of other group companies Teleportboulevard 140 - Amsterdam 1043EJ, The Netherlands
Telefónica O2 Services, spol. s.r.o. (CZECH REPUBLIC) (1)		100.00%	69.41%	—	1	—	1	1	F	—
Telecommuications network and advisory services Bryksova818/48 - Prague 9
Czech Telecom Germany GmbH (GERMANY) (1)		100.00%	69.41%	—	1	—	—	1	F	—
Data transmission services Hanauer Landstrasse 300a, Frankfurt am Main 604 13, Germany
Czech Telecom Austria GmbH (AUSTRIA) (1)		100.00%	69.41%	—	—	—	—	—	F	—
Data transmission services Shuttleworthstrasse 4-8, Vienna 12310, Austria
Telefónica O2 Slovakia, s.r.o. (SLOVAK REPUBLIC) (1)		100.00%	69.41%	45	(5)	—	(43)	45	F	—
Data transmission services Kutlíkova 17, Bratislava 852 50
CenTrade, a.s. (CZECH REPUBLIC) (1) (8)		100.00%	69.41%	—	—	—	—	—	F	—
E-commerce Olsanska 55/5 - Prague 3, 130 34
Augustus, spool. S.r.o. (CZECH REPUBLIC) (1)		39.76%	27.60%	—	N/A	—	N/A	—	E	—
Consulting services Na zájezdu1935/5 - Prague 10 Vinohrady, 10100

(*)	Companies included in the 2006 consolidated tax statatement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
Prvni Certifikacni Autorita, a.s. (CZECH REPUBLIC)		23.25%	16.14%	1	N/D	—	N/D	—	E	—
E-certification services Podvinný mlýn 2178/6 - Prague 9 Liben, 190 00
Deltax Systems a.s. (CZECH REPUBLIC)		100.00%	69.41%	1	2	—	—	8	I.	8
Telecommuications network and advisory services Praha 7, Jankovcova 1569/2c, PSC 17000
O2 (Europe) Ltd. (UK) (1)	100.00%		100.00%	14	355	—	1,048	8,520	F	—
Wireless communications services operator Wellington Street, Slough, SL1 1YP
O2 (Germany) GmbH & Co. OHG (GERMANY) (1)		100.00%	100.00%	51	1,730	—	(495)	5,629	F	—
Wireless communications services operator Wellington Street, Slough, SL1 1YP
Tchibo Mobilfunk GmbH & Co. KG (GERMANY) (1)		50.00%	50.00%	16	(12)	—	1	8	P	—
Telecommunications equipment retailer Uberseering 18, Hamburg, Germany, D-22297
Telefónica International Wholesale Services, S.L. (SPAIN) (*) (**) (1)	92.51%	7.49%	100.00%	230	7	—	(15)	230	F	—
International services provider Gran Vía, 28 - 28013 Madrid
Telefónica International Wholesale Services America, S.A. (URUGUAY) (1)	80.56%	19.44%	100.00%	469	17	—	(15)	620	F	—
Provision of high bandwidth communications services Luis A. de Herrera, 1248 Piso 4 - Montevideo
Telefónica International Wholesale Services Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	17	(18)	—	—	N/D	F	—
Provision of high bandwidth communications services Paraguay, 1345 Piso 6 - Buenos Aires
Telefónica International Wholesale Services Brasil Participacoes, Ltd. (BRAZIL) (1)		100.00%	100.00%	42	(26)	—	1	17	F	—
Provision of high bandwidth communications services Rua Martiniano de Carvalho, n°851, 16° andar, Bela Vista
Telefónica International Wholesale Services Brasil, Ltd. (BRAZIL) (1)		100.00%	100.00%	N/D	N/D	N/D	N/D	N/D	F	—
Provision of high bandwidth communications services
Av. Brigadeiro Faria Lima, 1188 Piso 8º — San Pablo
Telefónica International Wholesale Services Chile, S.A. (CHILE) (1)		100.00%	100.00%	25	(12)	—	1	14	F	—
Provision of high bandwidth communications services Ricardo Lyon, 222 Piso 14 - Santiago de Chile
Telefónica International Wholesale Services Perú, S.A.C. (PERU) (1)		100.00%	100.00%	14	(9)	—	(1)	4	F	—
Provision of high bandwidth communications services Av. de la Floresta, 497 Piso 5 - San Borga
Telefónica International Wholesale Services USA, Inc. (USA) (1)		100.00%	100.00%	24	(22)	—	4	6	F	—
Provision of high bandwidth communications services 1221 Brickell Avenue, Piso 6 - 33131 Miami (Florida)
Telefónica International Wholesale Services Guatemala, S.A. (GUATEMALA) (1)		100.00%	100.00%	11	(5)	—	1	7	F	—
Provision of high bandwidth communications services Blvd. Los Próceres, 5-56 Piso 11, zona 10 - Guatemala City
Telefónica International Wholesale Services Puerto Rico, Inc. (PUERTO RICO) (1)		100.00%	100.00%	16	(6)	—	1	11	F	—
Provision of high bandwidth communications services Metro Office Park Edificio 17, Calle 2, Suite 600 - Guaynabo
Telefónica International Wholesale Services Colombia, S.A. (COLOMBIA) (1)		99.97%	99.97%	—	—	—	—	—	F	—
Telefónica International Wholesale Services Ecuador, S.A. (ECUADOR) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of high bandwidth communications services Distrito Metropolitano de Quito, Ecuador
Telefónica Datacorp, S.A.U. (SPAIN) (*) (**) (1)	100.00%		100.00%	700	36	—	6	1,343	F	—
Telecommunications service provider and operator Gran Vía, 28 - 28013 Madrid
Telefónica Datos de Venezuela, S.A. (VENEZUELA) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Telecommunications services
Avda. Las Palmas, 3º - 1050 Caracas
Telefónica Data Canadá, Inc. (CANADA)		100.00%	100.00%	—	—	—	—	—	I.	—
Telecommunications services 44 Chipman Hill, 10th Floor — P.O. Box 7289 New Brunswick ESL 4S6

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
Telefónica USA Inc. (USA) (1)		100.00%	100.00%	120	7	—	(99)	151	F	—
Telecommunications services 1221 Brickell Avenue - 33131 Miami- Florida
Telefónica Data Caribe (*) (**) (SPAIN)		90.00%	100.00%	—	(2)	—	—	—	F	—
Global telecommunications services Beatríz de Bobadilla, 14 - 28040 Madrid
Telefónica Data Argentina, S.A. (ARGENTINA) (1) (9) (11)		97.92%	97.92%	22	—	N/D	(1)	35	F	—
Telecommunications service provider and operator Tucumán, 1 plta.18º - 1049 Buenos Aires
Telefónica Mobile Solutions Chile, S.A.C. (CHILE)		N/D	N/D	—	(1)	—	—	N/D	F	—
Equipment and systems engineering activities
Avda. Seminario, 15 - Providencea-Santiago de Chile
Telefónica Data Atlas, S.A. (MOROCCO) (8)		59.86%	59.86%	—	—	—	—	—	I.	—
Telecommunications service provider and operator Tour Bmce, Rond Point Hassan II-Casablanca
Katalyx, Inc. (USA) (1)		100.00%	100.00%	90	(97)	—	8	—	F	—
Administrative management services 1221 Brickell Avenue-Miami, Florida
Adquira Mexico, S.A. de C.V. (MEXICO) (5)		50.00%	50.00%	7	(7)	—	—	4	E	—
E-commerce Boulevard Avila Camacho, 24 - Mexico D.F.
Telefónica de Contenidos, S.A.U. (SPAIN) (*) (**) (1) (6) (9)	100.00%		100.00%	1888	-2949	—	2,253	2,242	F	—
Organization and operation of multimedia service-related businesses Jorge Manrique, 12 - 28006 Madrid
Telefónica Media Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	5	—	—	—	79	F	—
Participation in media-related businesses Tucumán, 1 Pta.17º-Buenos Aires
AC Inversora S.A. (ARGENTINA)		98.24%	100.00%	—	—	—	—	N/D	F	—
Financial and investment activities Ingeniero Huergo 723 - Piso 17 - Buenos Aires
Atlántida Comunicaciones, S.A. (ARGENTINA) (1) (6)		100.00%	100.00%	3	13	—	(4)	832	F	—
Free-to-air TV and radio Tucumán, 1 Pta.20 - Buenos Aires
ATCO I S.A. (ARGENTINA)		92.93%	100.00%	—	—	—	—	N/D	F	—
Pavón 2444 - Buenos Aires Investments in associates
Televisión Federal S.A.- TELEFE (ARGENTINA)		93.02%	100.00%	32	28	—	(3)	N/D	F	—
Pavón 2444 - Buenos Aires Media
Enfisur, S.A. (ARGENTINA)		92.99%	100.00%	12	6	—	—	N/D	F	—
Pavón 2444 - Buenos Aires Investments in associates
Tevefe Comercialización S.A. (ARGENTINA)		93.01%	100.00%	1	—	—	1	N/D	F	—
Pavón 2444 - Buenos Aires Investments in associates
Telefónica Servicios Audiovisuales, S.A. (SPAIN) (*) (**) (1)		100.00%	100.00%	6	15	—	1	8	F	—
Provision of all type of audiovisual telecommunications services Virgilio, 2 - Edificio 2 - Ciudad de la Imagen (*) - 28223 Madrid
Telefónica Servicios de Música, S.A.U. (SPAIN) (*) (**) (4)		100.00%	100.00%	1	2	—	2	3	F	—
Provision of telemarketing services Luchana, 23, 1º - 28010 Madrid
Andalucía Digital Multimedia, S.A. (SPAIN)		24.20%	24.20%	3	(3)	—	—	1	E	—
Development of the audiovisual industry in Andalusia Edificio Azul, Parque Tecnológico de Andalucía — Málaga
Hispasat, S.A. (SPAIN) (2)		13.23%	13.23%	122	189	—	26	18	E	45
Operation of a satellite telecommunications system Gobelas, 41 - 28023 Madrid
Sogecable, S.A. (SPAIN) (1) (6) (11)	1.20%	15.59%	16.79%	277	(64)	—	62	861	I	634
Indirect management of public service television Gran via, 32 - 3[a] Pta. - 28013 Madrid

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		GROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION (10)
Other shareholdings (1)		N/A	N/A	N/A	N/A	N/A	N/A	7	I	10
Terra Lycos Holding, B.V. (NETHERLANDS)	100.00%		100.00%	—	N/D	N/D	N/D	—	I.	—
Sale of software licenses Koningslaan, 34. 1075 AD Amsterdam — Netherlands
LE Holding Corporation (USA)	100.00%		100.00%	N/D	N/D	N/D	N/D	N/D	F	—
Holding company Corporation Trust Center, 1209 Orange Street — Wilmington, Delaware 19801
Lycos Europe, N.V. (NETHERLANDS) (3) (11)		32.10%	32.10%	3	125	—	44	48	E	54
Internet portal Richard Holkade 36, 2033 PZ Haarlem — Netherlands
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%		100.00%	—	N/D	N/D	N/D	10	F	—
Design of communications products Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1[a] Plta. Pozuelo de Alarcón — 28224 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%	100.00%	—	N/D	N/D	N/D	12	F	—
Internet design, advertising and consulting Claudio Coello, 32, 1º ext. — Madrid
Terra Networks Asociadas, S.L. (SPAIN) (*) (**) (4)	100.00%		100.00%	7	(28)	—	(3)	64	F	—
Holding company C/ Gran Vía, 28 — 28,013 Madrid
Terra Business Travel, S.A. (SPAIN) (*) (**) (4)		100.00%	100.00%	1	(1)	—	(1)	1	F	—
Travel agency Vía Dos Castillas, 33 — Comp. Ática Ed. 1, 1[a] Plta. Pozuelo de Alarcón — 28224 Madrid
Educaterra, S.L. (SPAIN) (*) (**) (4)		100.00%	100.00%	1	2	—	(0)	6	F	—
Vertical e-learning portal Paseo de la Castellana 141, Edificio Cuzco IV — 5[a] Planta, Madrid.
Red Universal de Marketing y Bookings Online, S.A. (SPAIN) (6)		50.00%	50.00%	1	(1)	—	10	8	E	5
Online travel agency Proción 1 y 3 La Florida — 28023 — Madrid
Inversis Networks, S.A. (SPAIN)		5.17%	5.17%	95	33	—	6	13	I.	13
Telematic and IT systems and applications C/ Arrastacía, 13 . Poligono de las Mercedes. Madrid
Terra Networks Marocs, S.A.R.L. (MOROCCO) (7)	100.00%		100.00%	—	N/D	N/D	N/D	—	I.	—
Dormant company 332 Boulevard Brahim Roudani, Casablanca
Terra Networks Serviços de Acceso a Internet e Trading Ltd. (PORTUGAL) (7)	100.00%		100.00%	—	N/D	N/D	N/D	—	I.	—
Dormant company Avda. Arriaga, 73-2º andar, sala 212 - Freguesia de Se, Concelho do Funchal (Madeira)
Telefónica (USA) Advisors, Inc. (USA) (8)	100.00%		100.00%	—	—	—	—	1	I.	1
All the activities permitted by Delaware State law 1013 Center Road, Wilmington — County of Newcastle — Delaware 19805
Taetel, S.L. (SPAIN) (*) (**)	100.00%		100.00%	28	6	—	1	28	F	—
Acquisition, ownership and disposal of shares and stakes in other companies Beatríz de Bobadilla, 3 — 28040 Madrid
Lotca Servicios Integrales, S.L. (SPAIN) (*) (**) (4)	100.00%		100.00%	17	—	—	—	17	F	—
Holding and operation of aircraft and aircraft lease. Gran Vía, 28 — 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN) (*) (**) (2)	100.00%		100.00%	1	—	—	2	9	F	—
Security services and systems Condesa de Venadito, 1 — 28027 Madrid
Telefónica Engenharia de Segurança (BRAZIL) (2)		99.99%	99.99%	7	(7)	—	1	7	F	—
Security services and systems Rua Haddock Lobo, 337 2º andar, conjunto 21 — 01414-001 — Sao Paulo
Telefónica Ingeniería de Seguridad México, S.A. de C.V. (MEXICO) (2)		100.00%	100.00%	1	—	—	—	1	F	—
Security services and systems Mexico City, Mexico D.F.
Telefónica Ingeniería de Seguridad de Argentina, S.A. (ARGENTINA)		100.00%	100.00%	—	—	—	—	—	F	—
Security services and systems Buenos Aires
Telefónica Capital, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	7	63	—	9	18	F	—
Finance company Gran Vía, 28 — 28013 Madrid

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		CROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION(10)
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. (SPAIN) (3)		70.00%	70.00%	16	35	—	14	22	F	—
Administration of pension funds
Pedro Teixeira nº 8 - 3[a] P. - 28020 Madrid
Fonditel Gestión, Sociedad Gestora de Instituciones de Inversión Colectiva, S.A. (SPAIN) (*) (**) (3)		100.00%	100.00%	2	16	—	7	5	F	—
Administration and representation of collective investment institutions
Pedro Teixeira nº 8 - 3[a] P. - 28020 Madrid
Catalana D’Iniciatives, C.R. , S.A. (SPAIN)		5.99%	5.99%	N/D	N/D	N/D	N/D	4	I.	4
Promotion of non-financial companies
Passeig de Gracia, 2 - 2ºB - 08007 Barcelona
Ateseco Comunicación, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	6	43	—	1	108	F	—
Holding company
C/ Gran Vía, 28 - 28,013 Madrid
Atento Holding, Inversiones y Teleservicios, S.A. (SPAIN) (**)	100.00%		100.00%	24	138	—	—	373	F	—
Telecommunications service provider
C/ Santiago de Compostela, 94 - 28035 Madrid
Atento N.V. (NETHERLANDS) (1) (6)		100.00%	100.00%	—	107	—	75	162	F	—
Telecommunications service provider
Locatellikade, 1 - 1076 AZ Amsterdam
Woknal, S.A. (URUGUAY) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of call-center services
Montevideo - Uruguay
Procesos Operativos, S.A. (SPAIN) (1)		100.00%	100.00%	—	(1)	—	1	1	F	—
Provision of telematic services and call-center activities in general
Isla Sicilia, 3 - 28034 Madrid
Atento Teleservicios España, S.A. (SPAIN) (1)		100.00%	100.00%	1	23	(1)	1	24	F	—
Direct marketing promotion, marketing and market research services
Santiago de Compostela, 94 - 7[a] - 28035 Madrid
Contact US Teleservices, Inc. (USA) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of call-center services
Texas
Atento Servicios Técnicos y Consultoría, S.L. (SPAIN) (1)		100.00%	100.00%	—	1	—	1	—	F	—
Study, development and execution of projects and system-related services
Santiago de Compostela, 94 - 7[a] - 28035 Madrid
Servicios Integrales de Asistencia y Atención, S.L. (SPAIN) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Management of specialized employment centers for disabled workers
Santiago de Compostela, 94 - 7[a] - 28035 Madrid
Atento Brasil, S.A. (BRAZIL) (1)		100.00%	100.00%	59	67	(24)	37	196	F	—
Provision of call-center services Av. Maria Coelho de Aguiar, 215 - Bloco B, 8 - 05804-900 Sao Paulo
Atento Puerto Rico, Inc. (PUERTO RICO) (5)		100.00%	100.00%	4	1	—	—	8	F	—
Provision of call-center services
Valencia Park calle 2 edificio 17 suite 600, Guaynabo - Puerto Rico 00968
Atento Colombia, S.A. (COLOMBIA) (5)		100.00%	100.00%	1	7	(2)	2	6	F	—
Provision of call-center services
Santa Fé, Bogotá
Atento Maroc, S.A. (MOROCCO) (1)		100.00%	100.00%	4	(1)	—	3	3	F	—
Provision of call-center services
Bd Abdelmoumen, Angle rue Errazi et Charles Lebrun - Casablanca
Atento Venezuela, S.A. (VENEZUELA) (1)		100.00%	100.00%	2	10	(6)	3	9	F	—
Provision of call-center services
Caracas D.F.
Atento Centroamérica, S.A. (GUATEMALA) (1)		100.00%	100.00%	10	(3)	—	7	12	F	—
Provision of call-center services
14 Calle 3-51 Zona 10 Edificio Murano Center 18 Nivel - Departamento de Guatemala
Atento de Guatemala, S.A. (GUATEMALA) (1)		100.00%	100.00%	5	2	—	7	7	F	—
Provision of call-center services
Guatemala City
Atento El Salvador, S.A. de C.V. (EL SALVADOR) (1)		100.00%	100.00%	3	2	—	2	4	F	—
Provision of call-center services
San Salvador

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		CROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION(10)
Atento Holding Chile, S.A, (CHILE) (1)		100.00%	100.00%	26	3	(7)	12	30	F	—
Holding company
Santiago
Centro de Contacto Salta, S.A. (ARGENTINA) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of call-center services
Buenos Aires
Mar de Plata Gestiones y Contactos, S.A. (ARGENTINA) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of call-center services
Mar de Plata, province of Buenos Aires
Microcentro de Contacto, S.A. (ARGENTINA) (1)		100.00%	100.00%	—	—	—	1	—	F	—
Provision of call-center services
Teniente Juan Domingo Perón, 646 piso 1º Buenos Aires
Córdoba Gestiones y Contacto, S.A. (ARGENTINA) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of call-center services
Rosario de Santa Fe 187, Córdoba
Atento Argentina, S.A. (ARGENTINA) (1)		100.00%	100.00%	1	—	—	—	18	F	—
Provision of call-center services
Avda. de Mayo, 645 P.1º - Buenos Aires
Atento Chile, S.A. (CHILE) (1)		71.16%	84.10%	15	20	(24)	10	16	F	—
Provision of call-center services
Diagonal Paraguay, 386 - Santiago de Chile
CTC Marketing e Informaciones, S.A. (NEXCOM) (CHILE) (1)		100.00%	84.10%	1	(1)	—	—	1	F	—
Provision of call-center services
Santiago, Chile
Atento Educación, Ltda. (CHILE) (1)		100.00%	84.10%	—	—	—	—	—	F	—
Provision of call-center services
Santiago, Chile
Atento Recursos, Ltda. (CHILE) (1)		100.00%	84.10%	—	—	—	—	—	F	—
Provision of call-center services
Santiago, Chile
Teleatento del Perú, S.A.C. (PERU) (1)		70.00%	99.45%	4	5	(4)	6	11	F	—
Provision of call-center services
C/ Jiron Camaná, 654 - 01 Lima
Atento Italia, S.R.L. (ITALY) (8)		100.00%	100.00%	—	(2)	—	—	6	F	—
Provision of call-center services
Via Lamaro, edif. D/2 - Roma
Atento Mexicana, S.A. De C.V. (MEXICO) (1)		100.00%	100.00%	3	19	(16)	17	4	F	—
Provision of call-center services
Mexico City
Atento Atención y Servicios, S.A. De C.V. (MEXICO) (1)		100.00%	100.00%	—	—	—	—	—	F	—
Provision and receipt of all manner of administrative, professional and consultation services
Mexico City
Atento Servicios, S.A. De C.V. (MEXICO) (1)		100.00%	100.00%	—	1	—	1	—	F	—
Provision of call-center services
Mexico City
Telefónica Investigación y Desarrollo, S.A. (TIDSA) (SPAIN) (*) (**) (3)	100.00%		100.00%	6	69	—	(12)	6	F	—
Telecommunications research activities and projects
Emilio Vargas, 6 - 28043 Madrid
Telefónica Investigación y Desarrollo de Mexico, S.A. de C.V. (MEXICO) (5)		100.00%	100.00%	—	1	—	—	—	F	—
Telecommunications research activities and projects
Prol. Paseo de la Reforma, 1.200 - P.5 - 05348 Col. Santa Fe Cruz Manca D.F. Mexico
Telefônica Pesquisa e Desenvolvimento do Brasil, Ltda. (BRAZIL) (4)		100.00%	100.00%	—	3	—	2	—	F	—
Telecommunications research activities and projects
Rua Brigadeiro Galvao, 291 - 7º Anadar - 01151-000 Sao Paulo
Comet, Compañía Española de Tecnología, S.A. (SPAIN) (*) (**) (3)	100.00%		100.00%	5	2	—	—	14	F	—
Promotion of business initiatives and holding of real estate assets
Villanueva, 2 duplicado planta 1[a] Oficina 23 - 28001 Madrid
Cleon, S.A. (SPAIN) (3)		50.00%	50.00%	8	(1)	—	—	4	E	4
Real estate development
Villanueva, 2 duplicado planta 1[a] Oficina 23 - 28001 Madrid

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		CROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION(10)
Casiopea Reaseguradora, S.A. (LUXEMBURG) (1)	99.97%	0.03%	100.00%	4	191	—	17	3	F	—
Reinsurance 6D, route de Trèves, L-2633 Senningerberg, Luxemburg
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. (SPAIN) (3)	16.67%	83.33%	100.00%	—	1	—	3	—	F	—
Distribution, promotion or preparation of insurance contracts, operating as a broker Avda. General Perón, 38 Master II - 17[a] P.- 28020 Madrid
Pléyade Perú Corredores de Seguros, S.A.C. (PERU) (5)		99.93%	100.00%	—	—	—	—	—	F	—
Insurance broker Lima
Pléyade Argentina, S.A. (ARGENTINA) (5)		99.80%	99.80%	—	—	—	—	—	F	—
Insurance broker Buenos Aires
TGP Brasil Corretora de Seguros e Resseguros, Ltda. (BRAZIL) (4)		99.90%	99.90%	—	—	—	—	—	F	—
Insurance broker Rua do Livramento, 66 - Bloco A, 1º andar - 04008-030 - Sao Paulo
Pléyade México, Agente de Seguros y de Fianzas, S.A. de C.V. (MEXICO) (5)		99.50%	99.50%	—	—	—	—	—	F	—
Insurance broker San Pedro Garza García — Nuevo León
Pléyade Chile, S.A. (CHILE)		100.00%	100.00%	—	—	—	—	—	F	—
Insurance broker Santiago de Chile
Altaïr Assurances, S.A. (LUXEMBURG) (1)		100.00%	100.00%	6	—	—	—	6	F	—
Direct insurance transations 6DRoute de Trèves L-2633 - Senningerberg
Seguros de Vida y Pensiones Antares, S.A. (SPAIN) (*) (**) (1)	89.99%	10.01%	100.00%	51	49	—	3	63	F	—
Life insurance, pensions and health insurance Avda. General Perón, 38 Master II - 17[a] P.- 28020 Madrid
Other shareholdings	N/A	N/A	N/A	N/A	N/A	N/A	N/A	6	I.	6
Telefónica Finanzas, S.A. (TELFISA) (SPAIN) (*) (**) (1)	100.00%		100.00%	3	17	—	5	13	F	—
Integrated cash management, consulting and financial support for Group companies Gran Vía, 30 - 4[a] Plta. - 28013 Madrid
Telefónica Finanzas Perú, S.A.C. (PERU) (1)	100.00%		100.00%	3	—	—	—	3	F	—
Integrated cash management, consulting and financial support for Group companies Lima
Fisatel Mexico, S.A. de C.V. (MEXICO) (1)	100.00%		100.00%	—	1	—	—	—	F	—
Integrated cash management, consulting and financial support for Group companies Boulevard Manuel Avila Camacho, 24 - 16[a] Plta. — Lomas de Chapultepec - 11000 Mexico D.F.
Telfisa Global, B.V. (NETHERLANDS)	100.00%		100.00%	—	2	—	—	2	F	—
Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Venturini España, S.A. (SPAIN) (*) (**) (2)	100.00%		100.00%	3	1	—	(0)	4	F	—
Printing, graphic arts and direct marketing Avda. de la Industria, 17 Tres Cantos - 28760 Madrid
Venturini, S.A. (SPAIN) (*) (**) (2)		100.00%	100.00%	—	—	—	—	—	F	—
Direct marketing Vía Augusta, 117, 2º 1[a] - 08006 Barcelona
Telefónica Participaciones, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	—	—	—	—	—	F	—
Issuance of preferred securities and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid
Telefónica Emisiones, S.A. (SPAIN) (*) (**) (1)	100.00%		100.00%	—	(3)	—	1	—	F	—
Issuance of preferred securities and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS) (1)	100.00%		100.00%	—	9	(4)	2	—	F	—
Fund raising in capital markets Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX — Amsterdam
Telefónica Finance USA, L.L.C. (USA) (1)		0.01%	0.01%	2,000	—	(87)	87	—	F	—
Financial intermediation Corporation Trust Center, 1209 Orange street — Wilmington/New Castle County — Delaware
Telefónica Internacional USA Inc. (USA)	100.00%		100.00%	—	—	—	—	—	F	—
Financial advisory services 1221 Brickell Avenue suite 600 - 33131 Miami — Florida

(*)	Companies included in the 2006 consolidated tax statement.

(**)	Companies included in the 2007 consolidated tax statement.

	OWNERSHIP STAKE
			TELEFÓNICA			INTERIM		CROSS BOOK	CONSOLIDATION	VALUE IN
SUBSIDIARIES AND THEIR INVESTMENTS	DIRECT	INDIRECT	GROUP	CAPITAL	RESERVES	DIVIDEND	RESULTS	VALUE	METHOD	CONSOLIDATION(10)
Telefónica Gestión de Servicios Compartidos, S.A. (*) (**) (SPAIN) (4) (6) (9)	100.00%		100.00%	8	14	—	10	24	F	—
Provision of mangement and administration services Gran Vía, 28 - 28013 Madrid
Tempotel, Empresa de Trabajo Temporal, S.A. (SPAIN) (1)		100.00%	100.00%	—	1	—	—	4	F	—
Temporary employment agency Hernani, 64 - Madrid
Telefónica Gestión de Servicios Compartidos, S.A. (ARGENTINA) (4)	4.99%	95.00%	99.99%	—	—	—	—	—	F	—
Provision of mangement and administration services Av. Ing. Huergo 723 PB — Buenos Aires
Cobros Serviços de Gestao, Ltda. (BRAZIL) (4)		99.33%	99.33%	—	—	—	—	—	F	—
Provision of mangement and administration services Avenida Paulista, 1.106 - 7º andar — Bela Vista — Sao Paulo
Telefónica Servicios Integrales de Distribución, S.A.U. (SPAIN) (*) (**) (3)		100.00%	100.00%	2	3	—	5	1	F	—
Provision of mail, directories and courier services C/ Gran Vía, 28 - 28,013 Madrid
Telefónica Gestión de Servicios Compartidos Mexico, S.A. de C.V. (MEXICO) (4) (6)		100.00%	100.00%	3	(3)	—	—	1	F	—
Provision of mangement and administration services Prolongación Reforma 1200, Colonia Santa Cruz Manca, Delegación Cuajimalpa, Mexico D.F. 05348
Telefónica Gestión de Servicios Compartidos de El Salvador, S.A. de C.V. (EL SALVADOR) (4)		100.00%	100.00%	—	—	—	—	—	F	—
Provision of mangement and administration services 63 Avda. Sur y Alameda Roosevelt-Ctro F Gigante Torre B n 10, San Salvador
Telefónica Gestión de Servicios Compartidos de Guatemala, S.A. (GUATEMALA) (4)		100.00%	100.00%	—	—	—	—	—	F	—
Business management and advisory services Boulevard Los Proceres, Edificio Ibero, Plaza 20-09, Zona 10, Guatemala
Telefonica Gestao de Serviços Compartilhados do Brasil, Ltda. (BRAZIL) (4)		99.99%	99.99%	3	2	(1)	2	3	F	—
Provision of mangement and administration services Avenida Paulista, 1.106 - 7º andar — Bela Vista — Sao Paulo
Telefónica Gestión de Servicios Compartidos, S.A.C. (PERU) (4) (6)		100.00%	100.00%	—	1	—	(2)	2	F	—
Provision of mangement and administration services Shell, 310 - Miraflores — Lima
Telefónica Centros de Cobro Perú, S.A.C. (PERU) (4)		100.00%	100.00%	—	—	—	—	1	F	—
Provision of third-party collection services Shell, 310 - Miraflores — Lima
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) (5)	40.00%	10.00%	50.00%	1	3	(3)	3	1	E	2
Factoring Avda. Paulista, 1106
Telefónica Factoring España, S.A. (SPAIN) (5)	50.00%		50.00%	5	2	—	3	3	E	4
Factoring Pedro Teixeira, 8 - 28020 Madrid
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	9.50%	50.00%	2	—	—	—	1	E	1
Factoring México City
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.99%	93.99%	40	2	(2)	10	22	F	—
Holder of 5,225,000 Portugal Telecom, S.A. shares Strawinskylaan 1725, 1077 XX Amsterdam
Telco, S.p.A. (ITALY)	42.30%		42.30%	5	—	—	—	2,314	E	2,314
Holding company Galleria del Corso, 2 - Milan
Telecom Italia, S.p.A. (ITALY) (13)		23.60%	9.98%	N/D	N/D	N/D	N/D
Torre de Collçerola, S.A. (SPAIN) (2)	30.40%		30.40%	6	1	—	—	2	E	2
Operation of a telecommunications mast and technical assistance and consulting services Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Portugal Telecom, S.G.P.S., S.A. (PORTUGAL) (5) (6) (11)	7.86%	1.30%	9.16%	34	379	—	1,010	676	E	606
Holding company Avda. Fontes Pereira de Melo, 40 - 1089 Lisbon
Banco Bilbao Vizcaya Argentaria, S.A. (SPAIN) (5) (6) (11)	0.97%		0.97%	1.837	21,641	(1661)	6,126	556	I	607
Banking San Nicolás, 4 - 48005 Bilbao (Vizcaya)
Telefónica Factoring Perú, S.A.C. (PERU)	40.50%	9.50%	50.00%	1	—	—	—	1	I	1
Factoring Lima
PT Multimedia Serviços de Telecomunicaçoes e Multimédia, SGPS, S.A. (PORTUGAL)	4.80%	0.66%	5.46%	3	328	—	52	136	I	146
Multimedia business Avda. 5 de Outubro, 208 - Lisbon
Amper, S.A. (SPAIN) (5) (6) (11)	6.10%		6.10%	29	48	—	2	12	I	19
Development, manufacture and repair of telecommunications systems and equipment and related components Torrelaguna, 75 - 28027 Madrid
I-CO Global Communications (HOLDINGS) Limited (UK)	0.03%		0.03%	N/D	N/D		N/D	6	I	6
Other investments	N/A	N/A	N/A	N/A	N/A		N/A	7	I	5
TOTAL CONSOLIDATED VALUE OF ASSOCIATES (Nota 9)										3,188
TOTAL CONSOLIDATED VALUE OF INVESTEES (Nota 13)										2,295

(1)	Company audited by Ernst & Young

(2)	Company audited by PriceWaterhouseCoopers

(3)	Company audited by K.P.M.G. Peat Marwick

(4)	Company audited by B.D.O Audiberia

(5)	Company audited by Deloitte & Touche. In Spain Deloitte & Touche España, S.L..

(6)	Consolidated data

(7)	Dormant company

(8)	Company in liquidation

(9)	Pro-forma data

(10)	This value relates to the contribution to the Telefónica Group and not to the subgroups to which the contributing companies belong.

(11)	Companies listed on international stock exchanges at December 31, 2007

(12)	Company audited by Crouch Chapman.

(13)	If the so-called “saving shares” are included Telefónica’s indirect stake in Telecom Italia would be 6.9%.

(14)	Local GAAP data.

F:	Companies consolidated using the full consolidation method

P.	Companies consolidated using the proportionate consolidation method.

E:	Companies consolidated using the equity consolidation method

I:	Investees

N/D No data available

N/A Not applicable

Provisional figures for associates and investees

Financial information obtained from the financial statements, if any, prepared by the company.

(*) Companies included in the 2006 consolidated tax statement.

(**) Companies included in the 2007 consolidated tax statement.

(***) Through these consolidated accounts, O2 (Germany) GmbH & Co. OHG, comply with the provisions of Art. 264b HGB “[Handelsgesetzbuch”: Germany code of commerce], and are exempt in accordance with the stipulations of Art. 264b HGB.

CONSOLIDATED MANAGEMENT REPORT OF THE TELEFÓNICA GROUP
ECONOMICS RESULTS
Consolidated Results
Telefónica Group’s 2007 results continue to show the differential profile of the Company, underpinned by its strong execution of operations and its ability to consistently meet its financial targets. The solid growth achieved in 2007 highlights the Group’s potential for organic growth, the value of its geographic and business line diversification, an efficient cost structure and the synergies tapped through the integrated management of the Company.
In a context of a strong expansion of the customer base (+12.5%), revenues (+6.7%), OIBDA (+19.3%), OI (+42.1%) and net profit (+42.9%) all rose sharply compared with 2006, while operating cash flow (OIBDA-CapEx) increased by 33.0% year-on-year to 14,797 million euros (+9.1% ex-capital gains from the Airwave and Endemol disposals).
Commercial activity picked up in the fourth quarter due to successful customer acquisition and retention campaigns, boosting total accesses by 12.5% to 228.5 million from 2006.
Telefónica Spain has 46.4 million accesses, an increase of 5.0% on 2006, underpinned by growth in wireless and broadband customers together with the contention of fixed lines losses, at-0.3% year-on-year the smallest decline since 2001.
Growth in the number of total accesses at Telefónica Latin America picked up the pace (+16.9% year-on-year to 134.1 million) thanks to the strong growth in broadband, a robust wireless market, which registered a new record for net adds in the fourth quarter, and an expanding Pay TV customer base, which increases close to 75% compared with 2006.
Telefónica Europe reported growth of 8.7% in its customer base to 42 million, driven by the strong performance of its wireless business, especially in the contract segment.
By access type, growth in mobile accesses at the Telefónica Group accelerated to 16.6% year-on-year to 169.2 million.
Retail Internet broadband accesses at the Telefónica Group surged 28.9% year-on-year to over 10.2 million at the end of December. Take-up for ADSL, TV and voice bundles remained strong, making a significant contribution to developing the broadband market and forging customer loyalty. In Spain, retail broadband accesses surpassed 4.5 million (up +22.1% year-on-year), in Latin America, 5.0 million (+33.2%) and in Europe, 670,000 (+48.3%).
Pay TV accesses at the end of the quarter exceeded 1.7 million, 64.3% more than in 2006, with operations up and running in Spain, the Czech Republic, Peru, Chile, Colombia and Brazil.
Thanks to the sound increase in the Group’s customer base, revenues in 2007 totalled 56,441 million euros, a year-on-year increase of 6.7%. Negative exchange rate effects detracted 1.2 percentage points from top-line growth, while changes in the consolidation perimeter contributed 0.5 percentage points to this growth. Organic revenue growth1 was 7.4%, with Telefónica Latin America (4.4 percentage points) and Telefónica Spain (1.6 percentage points) making the largest contributions. By business, mobile services and broadband were the main revenue drivers underpinning organic growth, up 11.1% and 22.6% year-on-year respectively.

[1]
Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of Navy Tree in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006.

In absolute terms, Telefónica Spain contributed most to Telefónica Group revenues, accounting for 36.6% of the total. Telefónica Spain reported revenues of 20,683 million in 2007, up 4.7% from 2006. Revenues at Telefónica Spain’s Wireline business amounted to 12,401 million euros in the year, a year-on-year increase of 3.7%. This was largely underpinned by strong Internet and broadband service revenues and, to a lesser extent, data and IT services, not forgetting the noteworthy performance of voice and traditional access revenues. Telefónica Spain’s wireless business reported full-year revenues of 9,693 million euros, up 5.4% year-on-year, driven by strong service revenues (+4.5%), which in turn were buoyed by customer revenues (+8.0%).
Telefónica Latin America (35.6% of consolidated revenues) recorded revenues of 20,078 million euros in 2007, 11.0% more than in 2006 (14.5% in constant euros). In organic terms2, revenues grew by 13.0%. In constant currency terms, Mexico and Venezuela contribute most to top line growth with respective contributions of 3.2 and 3.1 percentage points. Brazil continues to make the largest contribution to Telefónica Latin America’s revenues (38.2%) followed by Venezuela (11.9%) and Argentina (11.3%). TASA remains the best performing fixed operator in the region, reporting 9.9% growth in local currency thanks to higher broadband revenues (+45.7% in local currency) and a robust traditional business (+5.4% in local currency). In Brazil, Vivo (revenues up 16.5% in local currency) should be highlighted, where results reflect the impact of the management measures implemented in 2006 and 2007 to achieve profitable growth and improved customer satisfaction.
Telefónica Europe contributed 14,458 million euros (25.6%) to the Telefónica Group’s total revenues in 2007. Telefónica Europe’s 2006 revenues included the O2 Group for February-December 2006, as well as Telefónica Deutschland and Telefónica O2 Czech Republic for January-December 2006. In the UK, the continued growth of the customer base and ARPU boosted revenues, in comparable terms, by 9.5% in local currency vs. 2006 despite the strong competitive pressure in the market. At Telefónica O2 Czech Republic, 2007 revenues rose 2.9% year-on-year boosted by the wireless business (+4.4% in local currency) and a stable fixed business. At O2 Germany, in comparable terms, revenues fell by 1.9% vs. 2006 as traffic growth failed to offset the major price cuts made over the year in a highly competitive market.
In 2007, Telefónica Group’s operating expenses grew 7.0% vs. 2006 to 37,431 million euros. These higher costs are mainly due to changes in the consolidation perimeter, higher commercial efforts carried out in Latin America and Europe and the impact of operational and personnel reorganization plans announced by the Company that will boost efficiency in the coming years.
Supplies rose 7.7% year-on-year in 2007 to 17,907 million euros (up 9.0% excluding the exchange rate effect). Stripping out also changes to the consolidation perimeter, supplies would have risen 9.2%, mainly due to higher interconnection expenses at Telefónica Latin America and O2 UK.
Personnel expenses rose 3.6% year-on-year to 7,893 million (+4.6% in constant euros). The average number of employees in the period was 244,052, 16,915 more than the previous year, due to net hires at the Atento Group and the inclusion of new companies in the consolidation perimeter. Excluding the Atento Group workforce, the average number of employees at the Telefónica Group would have been virtually flat year-on-year at 127,102 employees. Personnel reorganization expenses at Telefónica Group stood at 1,199 million euros in 2007 (1,084 million euros in 2006):
•	Telefónica Spain: 667 million euros, including the 2003-2007 redundancy program and a new personnel reorganization program for 2008 started in 2007;

[2]	Assuming constant exchange rates and including the consolidation of Telefónica Telecom in 2006. It excludes the consolidation of Navy Tree in October-December 2007.

•
Telefónica Latin America: 318 million euros booked for personnel reorganization programs carried out in different companies of the Group corresponding to plans implemented in 2007 and in force throughout 2008;

•	Telefónica Europe: 158 million euros relating to personnel reorganization programs implemented in Germany, the UK and Ireland.
External service expenses (9,991 million euros) grew by 8.2% year-on-year (+9.5% in constant currency), partly due to the cessation of the roaming agreement in Germany with T-Mobile in the fourth quarter. In organic terms, this increase was mainly due to increased commercial activity at Telefónica Latin America and in Telefónica Spain’s Wireline business.
Also, gains on sale of fixed assets in 2007 totalled 2,766 million euros due to the recognition in the second quarter of 1,296 million euros in capital gains from the sale of Airwave and in the third quarter of 1,368 million euros in capital gains from the disposal of Endemol. Meanwhile a capital loss of 45 million euros was recorded in the second quarter in connection with the disposal of the Group’s 6.9% stake in CANTV.
At the end of 2007, operating income before depreciation and amortization (OIBDA) stood at 22,825 million euros, up 19.3% from 2006. Stripping out gains from the sale of Airwave and Endemol, OIBDA growth would have been 5.4% year-on-year. Organic OIBDA growth3 would have stood at 20.8% (+6.8% stripping out both capital gains). The OIBDA margin in 2007 was 40.4% (35.7% excluding the Airwave and Endemol capital gains vs. 36.2% the previous year).
Telefónica Spain (46.9%4 of consolidated OIBDA) reported OIBDA of 9,448 million euros in 2007, up 9.3% from 2006. The OIBDA margin stood at 45.7%, 1.9 percentage points higher than one year ago.
OIBDA at Telefónica Latin America (7,121 million euros) represented 35.3% of consolidated OIBDA for 20075, a year-on-year increase of 8.4%. In organic terms5 OIBDA growth was 10.6%. In constant currency terms, OIBDA growth in Latin America was 11.5%. By country, Venezuela contributed most to OIBDA growth (5.2 percentage points), followed by Mexico (3.1 percentage points). In absolute terms, Brazil was the largest contributor to Telefónica Latin America’s OIBDA, accounting for 43.1% of the total, followed by Venezuela (14.9%) and Argentina (11.1%). Telefónica Latin America’s OIBDA margin in 2007 amounted to 35.5%, lower than in 2006, affected by the personnel reorganization provisions outlined above. Excluding these provisions, the margin would have been 37.1% (0.3 percentage points higher than the one recorded in 2006).
Telefónica Europe generated OIBDA6 of 4,977 million in 2007 including the 1,296 million euro capital gain from the sale of Airwave recorded in the second quarter, a contribution of 18.3% to total Group OIBDA7. In 2006 Telefónica Europe reported OIBDA of 3,708 million euros; this figure reflected the consolidation of the O2 Group in February-December and Telefónica O2 Czech Republic and Telefónica Germany for the full twelve months. The OIBDA margin excluding the Airwave capital gain was 25.5% vs. 28.2% in 2006.

[3]
Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of Navy Tree in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006.

[4]	2007 OIBDA for Telefónica Group does not consider the capital gains of 1,296 million euros and 1,368 million euros from the disposals of Airwave and Endemol respectively.

[5]
Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of Navy Tree in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006.

[6]
Excluding the capital gain from Airwave (1,296 million euros) from Telefónica Europe and from Group OIBDA the Airwave capital gains and the capital gain of 1,368 million euros from the disposal of Endemol.

Depreciation and amortization in 2007 totalled 9,437 million euros, 2.8% lower than 2006 figure. Both Telefónica Spain and Telefónica Latin America contributed the most to lower depreciation and amortization (6.0% and 3.0% less year-on-year, respectively). Telefónica Europe recorded a decrease (0.4% year-on-year) owing to the purchase price allocations in the O2 Group acquisition (802 million euros) and the Telefónica O2 Czech Republic acquisition (158 million euros). In organic terms7, depreciation and amortization for the Telefónica Group fell 3.7% in 2007 year-on-year, with Telefónica Spain and Telefónica Europe chiefly responsible for this decline.
The sharp rise in OIBDA and fall in depreciation and amortization drove operating income (OI) 42.1% higher in the year to 13,388 million euros. Stripping out the impact of the Airwave and Endemol disposals, OI would have increased by 13.8%. Organic growth8 was 47.0% (+18.1% excluding the capital gains from the disposals of Airwave and Endemol).
Profit from associates jumped 83.3% in 2007 to 140 million euros. The bulk of the increase was due to Portugal Telecom and Lycos Europe, which in April sold its investment in the Czech-based IP provider Seznam, c.z. The improvement was also underpinned by the fact that Sogecable and The Link have not been consolidated under the equity method since the fourth quarter of 2006.
Net financial results at the end of 2007 amounted to 2,844 million euros, 4.0% above those of the same period of 2006. This variation arises mainly from the increase in the average cost of debt for Telefónica Group due to higher interest rates in Europe and higher percentage of debt in Latin America, which drives financial expenses up by 207 million euros. The increase in the average cost of debt is offset by the 200 million euros reduction due to the decrease of average total debt in 2007. Management of the present value of pre-retirement plan commitments and other positions associated to marked-to-market positions, have a positive impact of 84 million euros, 42 million euros behind the figure reported for 2006. The average cost calculated on average total net debt for 2007 is 5.59% and 5.61% when excluding FX results.
Free cash flow generated by the Telefónica Group in 2007 amounted 8,847 million euros of which 2,114 and 3,077 million euros were assigned to Telefónica’s share buyback program and dividend payment respectively, and 781 million euros to commitment cancellations derived mainly from the pre-retirements plans. Due to the fact that financial divestitures for the period amounted to 2,512 million euros, mainly due to Airwave and Endemol disposals and Telco ,S.p.A. participation, net financial debt decreased in 5,389 million euros. Also, net debt was reduced by an additional 1,472 million euros because of FX impact, changes in the consolidation perimeter and other effects on financial accounts. All this has been translated in a decrease of 6,861 million euros in respect to the net financial debt of the fiscal year 2006 (52,145 million euros), reaching the net financial debt of Telefónica Group at 2007 45,284 million euros.
The tax provision for 2007 totalled with 1,565 million euros, a tax rate of 14.65% in the year. However, the cash outflow for the Group will be lower as it offsets loss carry forwards generated in previous years and which have not yet been used.
In 2007 the tax rate was affected by several issues that resulted in it being significantly reduced. Chief among these were the disposal of Endemol, which generated a fiscal loss, the tax reforms in the UK, which resulted in a reduction in deferred liabilities, and the disposal of Airwave, which had no fiscal impact.

[7]
Assuming constant exchange rates and including the consolidation of the O2 Group, Telefónica Telecom and Iberbanda in January-December 2006. It excludes the consolidation of Telefónica O2 Slovakia in January-December 2007, the consolidation of Navy Tree in October-December 2007, the consolidation of Airwave in April-December 2006 and the consolidation of Endemol in July-December 2006.

Minority interests subtracted 213 million euros in 2007, a 38.5% year-on-year decrease mainly due to the merger by absorption of Telefónica Móviles, S.A. by Telefónica, S.A. in July 2006. Minority stakes in Telesp and Telefónica O2 Czech Republic accounted for the bulk of profit attributable to minority interests.
In all, consolidated net profit to December totalled 8,906 million euros, up 42.9% year-on-year. Basic earnings per share jumped 43.5% to 1.872 euros.
CapEx in 2007 totalled 8,027 million euros, an increase of 0.3% year-on-year. Exchange rate effects detracted 1.4 percentage points.
Regulatory environment
The regulatory debate in the EU has focused on three issues that will go a long way to shaping the future regulatory framework and the development of the telecommunications market in Europe.
First, the European Commission adopted the review proposals to the rules governing electronic communications in the EU since 2002 after two years of intense consultations with community authorities, stakeholders, national governments and regulators of European Union countries. The EC proposals must now be jointly approved by the European Council and the Parliament, which is unlikely before 2009 as some modifications will probably be made. Once adopted at EU level, the revised rules have to be incorporated into national law before taking effect, which is unlikely to come before 2011.
Second, the European Commission issued a recommendation on relevant markets susceptible to ex ante regulations, reducing the number from 18 to 7. This recommendation is to be applied immediately, forcing regulators to initiate a fresh round of market analysis in 2008-09; this could lead to greater liberalization, especially in markets that have been removed from the list, such as retail and some wholesale markets (e.g. virtual wireless) in Spain.
Third, the EU regulation on roaming approved by the European parliament and council, entered into force on June 30, 2007, setting the retail and wholesale prices for international roaming services.

Meanwhile, in Spain the Executive Committee for Economic Affairs (CDGAE) approved the price framework applicable to services included in the Universal Service on January 25, 2007..After lifting the price cap, the new framework will allow the government to keep a control mechanism that limits potential changes in prices where these restrict access to the universal telecommunications service.
In addition, at the end of 2007 the Spanish telecommunications regulator, the CMT, adopted a resolution on the net cost of providing universal service for the 2003-2005 period in which it recognizes a net cost of 284 million euros borne by Telefónica España and resolves to implement the Universal Service Fund. However, the CMT has yet to specify which operators will be required to contribute to the fund, how the contributions will be shared and what the individual contributions will be.
As for broadband, in 2007 the CMT held a public consultation on the principles applicable to the regulation of next generation networks (NGNs). It was not until early 2008 when the CMT published a resolution containing the regulatory principles it intends to apply to these networks. The resolution recognizes, inter alia, the importance of major changes in NGN regulation to encourage investment and innovation; the preference for sustainable competition in infrastructure (as opposed to competition in services) and the need to adapt NGN regulation to competitive conditions across different geographic areas.
The other European markets where Telefónica operates have also stepped up discussions surrounding the regulatory model applicable to develop NGNs (fiber-optic networks), prompting the various national regulators to open public consultations. Also worth highlighting are regulatory initiatives in the UK and Italy aimed at allowing the use of the 900 MHz band for 3G mobile communications in exchange for the partial cancellation of the main wireless operators’ licences, and regulation on call termination rates charged by wireless operators in Germany and Ireland.
In Latin America, the highlight was approval, under the terms indicated in the notes to the consolidated financial statements, by the Brazilian regulators for Telefónica to acquire a stake in Telecom Italia. Also, in Argentina the government decided to extend the Emergency Law, which could have implications for the periods in which the Memorandum of Understanding signed between the company and the Argentine government (aimed at moving past the standstill affecting rate revisions, among other issues) is in force. In Brazil, Vivo won the licences for frequencies tendered by the regulator for 3G wireless networks, while Telefónica obtained authorization to provide pay-TV services via satellite and provisional authorization to acquire cable operator Navy Tree (on the condition that Telefónica does not have control over Navy Tree’s operations in Sao Paulo). In Mexico, the regulator is mulling issuing a statement of Telmex’s dominance and establishing obligations arising as a result of this position. Finally, in Peru Telefónica Móviles was awarded a 20-year concession to provide wireline and wireless services on the 450 and 900 MHx frequencies.

Share price performance
Equity markets fared well in 2007, closing higher for the fifth straight year. Against this backdrop, Telefónica shares surged 37.8% to 22.2 euros, far above the gains of 14.6% by the European benchmark index, the DJ Stoxx Telecommunications, 7.3% by the Spanish blue chip index, the Ibex-35, and 6.8% by the Eurostoxx-50, and easily outperforming its European peers. Vodafone (+32.7%) delivered the second best performance among operators, followed by France Telecom (+17.5%) and Deutsche Telecom (+8.5%), while BT and Telecom Italy both sustained losses (9.5% and 7.2%, respectively).
The bulk of the rise in Telefónica’s share price came in the second half of the year, mainly on the back of the strong first-half earnings reported by the sector, which triggered sector rotation in favor of telecoms stocks for the defensive attractions, underpinned by high dividend yields and free cash flow. Telefónica’s outperformance relative to its sector was due to its super organic growth in customers, revenue, margins and cash flow generation, the upward revision to its full-year 2007 targets, its highly diversified asset base and increasingly attractive shareholder remuneration. All these attributes were reinforced at the October 11 Investor Conference, when the Company unveiled its strategy and growth forecasts for 2007-2010 and announced that it was bringing forward the payment of the dividend (1 euro per share charged to 2008 profit) by one year.
Telefónica’s market cap at December 31, 2007 stood at 154,784 million US dollars (106,067 million euros), ranking it fourth in the world among telecommunications operators. For the second year in a row, the top three were China Mobile (348,894 million US dollars), AT&T (252,051 million US dollars) and Vodafone (198,146 million US dollars).
RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Spain
Telefónica Spain successfully bolstered its position in an extremely active and competitive market, meeting all the financial targets announced for 2007.
Revenues grew by 4.7% in 2007 to 20,683 million euros. Operating income before depreciation and amortization (OIBDA) jumped by 9.3% to 9,448 million euros, putting the OIBDA margin at 45.7%.
CapEx amounted to 2,381 million euros, an increase of 3.4% from 2006. CapEx target for 2007, which excluded investments related to Real Estate Efficiency Plan, was set at keeping the figure below 2,400 million euros in 2007. Investment effort has been mainly devoted to growing the Internet and Broadband businesses, with significant investments related to ADSL and IP services (Imagenio). Worth to highlight is the launching of the mobile and fixed network transformation processes.
Operating Cash Flow (OIBDA-CapEx) for the year amounted to 7,067 million euros, growing by 11.4% compared to the January-December 2006 period.
As with regards to the Redundancy Plan (E.R.E. 2003-2007) at the Wireline Business, it should be noted its conclusion after registering 1,102 sign-ups in the final year of the program, with a related provision of 345 million euros.

During the last quarter of 2007, Telefónica took decisions of organizational nature aiming to foster a structure to ease technological convergence and services delivering in the businesses where the company operates. With this objective, and within the integration model adopted, ongoing efforts on personnel reorganization are being implemented. This has resulted in a new personnel reorganization program approved, which by December 31st 2007 had already been initiated. The estimated cost of this program amounts to 322 million euros (168 million euros at the Wireline Business and 154 million euros at the Wireless Business), with the corresponding provision already included in 2007 accounts.
Total personnel reorganization costs for year 2007 amount to 667 million euros at Telefónica Spain, of which 551 million euros where accounted for in the last quarter.
Highlights of Telefónica Spain’s Wireline Business:
•	Sustained top line growth (+3.7% in 2007) underpinned by the good performance of Internet and broadband services and, to a lesser extent, data and IT services.

•	Strong competitive position in the Broadband market, maintaining its estimated market share above 56%. At the end of December Telefónica’s retail broadband accesses reached 4.6 million.

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Losses in the number of fixed telephony lines were contained at just 0.3% year-on-year (December 2007 vs. December 2006). Net losses for the year 2007 stood at 51,901 lines, the best year-on-year performance since 2001.

•	5.1% underlying OIBDA growth in 2007 (stripping out specific effects such as personnel reorganization costs, the Real Estate Program and subsidies among others).

•	Conclusion of the Redundancy Plan (2003/2007), to which a total of 13,870 employees signed up during the five years it was in force.
Highlights of Telefónica Spain’s Wireless Business include:
•	Solid service revenues growth of 4.5% in 2007, driven by the strong performance of customer revenues (+8.0%).

•	The customer base grew by 6.4% year-on-year to 22.8 million lines, with growth in the contract segment jumping 12.4%. Contract customers now account for almost 60% of the total customer base.

•	Churn remained flat at 1.8% in the face of increased competitive pressure, similar to the 2006 figure, with a slight reduction in contract churn achieved down to 1.0%.

•	Increasing contribution from data revenues (+12.4% in 2007 vs. 2006), with connectivity revenues posting the best performance, up over 70% in 2007.

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6.5% increase in OIBDA under guidance criteria in year 2007 (excluding costs related to personnel reorganization). OIBDA reaches 4,395 million euros in 2007, with an OIBDA margin over revenues of 45.3%.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Spain
WIRELINE BUSINESS
Revenues in 2007 amounted to 12,401 million euros, with growth reaching 3.7% year-on-year in the fourth quarter. Cumulative growth to December stood at 3.7%.
This rise was underpinned by growth in Internet and broadband services and data and IT services, not forgetting the noteworthy performance of traditional voice and access revenues, with the former falling slightly and the latter remaining stable.
Traditional access revenues amounted to 2,772 million euros, a year-on-year increase of 0.1%, led by the 2.0% increase in the PSTN line monthly fee and fewer losses of fixed telephony accesses relative to 2006.
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The Spanish Wireline access market grew by an estimated 1.9% over the course of the year. The Company’s fixed telephony accesses totalled 15,897,966 at the end of 2007 (-0.3% vs 2006). Net line losses in 2007 were contained at 51,901, down substantially on those recorded in 2006 (-185,696 net access losses). These figures make 2007 the best year since 2001 in terms of net adds.

•	Telefónica’s share of the Wireline access market remained stable vs. September 2007 at 81%.
Voice service revenues continued to follow the positive trend seen in previous quarters and fell by 1.6% in 2007.
•	The number of pre-selected lines fell further, declining by 110,859 in 2007 to 1,795,660 at the end of December.

•	In line with the positive revenue trend, Telefónica Spain’s estimated share of Wireline traffic remains stable at around 65%.
Internet and broadband revenues increased by 15.5% in 2007 vs. 2006
Retail broadband service revenues were up +24.2% in December, accounting for 3.8 percentage points of the revenue growth registered by Telefónica Spain’s Wireline Business. Growth in these revenues slowed through the year due to the decline in retail broadband net adds in 2007 vs. 2006 (-19.0%).
At the same time, wholesale broadband service revenues fell 11.3% in 2007, mainly on account of the migration of wholesale ADSL to unbundled loops.
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Estimated net adds in the fixed broadband Internet access market resulting in estimated net adds of around 1.4 million for the entire year, 18.9% down on 2006. The total estimated market in Spain in December 2007 stood at 8.1 million accesses.

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Telefónica’s retail Internet broadband accesses came to 4,571,599 at the end of December. This gave Telefónica continued segment leadership with an estimated market share of over 56%, slightly higher than in 2006.

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The estimated share of unbundled loops in the broadband Internet access market increased to almost 17% (14% in 2006). Total unbundled loops at the end of December amounted to 1,353,940, of which 57.3% were shared access loops.

•	Total wholesale ADSL accesses amounted to 499,263 at the end of December.

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Telefónica continues to spearhead the development of the pay TV market in Spain, achieving an estimated market share below 13% (10% by December end 2006). As a result its customer base had risen to 511,087 by the end of December 2007.

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The total number of Duo and Trio bundles stood at 3,792,002 units at the end of December 2007. It is worth highlighting that over 80% of the Company’s retail Internet broadband accesses are included in a double or triple play bundle (over 70% by December 2006 end).

•	Data services revenues grew 7.8% in 2007 vs 2006.
IT service revenues grew 11.6% in 2007 versus 2006.
Operating expenses at Telefónica Spain’s Wireline Business totalled 7,337 million euros in 2007, 4.0% less than in 2006. This fall relates to lower personnel reorganization costs (513 million euros in 2007 vs. 980 million euros in 2006), which fell by 47.7%. These costs are broken up into 345 million euros in connection with the E.R.E. 2003-2007 (Redundancy Plan) to which 1.102 employees have joined in 2007, the ending year of the program, plus 168 million euros of the new personnel reorganization program initiated in 2007 and to be implemented through 2008.
Stripping out personnel reorganization costs in 2006 and 2007 and the actuarial review, operating expenses grew 2.5% in 2007. This growth was due to: i) the 8.5% rise in external services expenses to 1,413 million euros due to increased commercial activity and PUT (Public Use Telephony) expenses; ii) the 1.2% increase in supply expenses to 3,008 million euros, especially expenses associated with Internet and Imagenio; and iii) the 0.2% growth in personnel expenses, once stripped out personnel reorganization costs, amounting 2,129 million euros. Personnel expenses fell by 14.9% in the year as a whole to 2,642 million euros due to the impact of the above mentioned lower personnel reorganization costs.
Top line growth outpaced expenses excluding personnel reorganization costs. This, together with the decline of personnel reorganization costs, boosted operating income before depreciation and amortization (OIBDA) by 14.8% to 5,249 million euros in 2007.
Stripping out specific items such as the redundancy provision (E.R.E. 2003-2007), the new personnel program, the real estate program, subsidies, the fine imposed by the EU and recognized in the second quarter, and others, underlying OIBDA rose 5.1% in 2007
The OIBDA margin in 2007 stood at 42.3%. Excluding the effect of personnel reorganization program s and the actuarial review in both years, along with the fine imposed by the European Union in the second quarter of 2007, the OIBDA margin would have expanded by 1.3 percentage points year-on-year to 47.7%.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Spain
WIRELESS BUSINESS
The Spanish wireless market surpassed the 50.7 million-line mark by the end of 2007, with an estimated penetration rate of 111% (an increase of more than 6 percentage points vs. December 2006).
Against this backdrop, Telefónica Spain’s Wireless Business achieved net adds of 1,380,596 lines (1,556,027 in 2006), with a noteworthy number of customer gains in the contract segment (1,501,800, up 4.3% on 2006). This made Telefónica Spain clear leader in contract adds in the Spanish market, improving its share of net adds in this segment in an increasingly competitive market.
Commercial activity grew by with a total of more than 11.9 million commercial actions in the year, a 2.9% increase on 2006. Customer base now totals more than 22.8 million (+6.4% vs. December 2006), underpinned by growth in the contract segment (+12.4% vs. December 2006), which accounted for almost 60% of the total customer base at the end of 2007 (up more than 3 percentage points on December 2006).
In the year as a whole, the net portability balance was positive (494 lines), with net adds in the contract segment of 238,320 lines.
Strong gross adds (+3% in 2007 vs. 2006) and stable churn were key to the positive outcome of the company’s commercial strategy. Particularly noteworthy was the growth in contract adds, which rose 12.0% year-on-year. Churn in 2007 stood at 1.8%, the same rate as in 2006 despite increased pressure from competition, and the company even achieved a slight reduction in contract churn (-0.03 percentage points) to 1.0%. Handset upgrades once again played a key role in churn performance. Driven by loyalty campaigns, these rose 7.4% in year-on-year terms.
In terms of usage, the volume of traffic carried by 11.5% in the year as a whole (over 63,300 million minutes). On-net traffic rose 14.0% in the year. MoU amounted to 161 minutes in 2007 (+3.0% vs. 2006).
The main reason for the Voice ARPU decrease were the April and October cuts in interconnection rates (14.9% in cumulative terms) and the regulation of roaming tariffs in the European Union. Year-on-year voice ARPU terms falls 2.8% to 27.6 euros. Outgoing voice ARPU in 2007 fell slightly to 22.9 euros (-1.0%).
Meanwhile, data ARPU reached a year-on-year growth of 4.8% (5.2% in outgoing data ARPU) to 4.8 euros. The lower data ARPU was due to the slowdown in content services, driven by the restructuring process affecting the sector and the regulatory uncertainty (although this was recently resolved). Stripping out content revenues data ARPU would be growing at a rate of over 6%, underpinned by connectivity revenues.
At the end of December Telefónica Spain’s customers held more than 3.5 million UMTS/HSDPA handsets, representing a penetration of 16% excluding M2M, up 10 percentage points from 2006.
As a result, total ARPU went down 1.8% in the full year at 32.3 euros. Outgoing ARPU in 2007 remained at a similar level to 2006 (27.1 euros).

With regard to data roaming, on January 14th the Wireless Business of Telefónica Spain and Telefónica Europe announced a range of new Internet roaming rates for users travelling in Europe. These will be between 42% and 61% lower than at present.
Revenues rose 5.4% in 2007 to 9,693 million euros vs. 2006. It is worth noting that since January 1st 2007 the way prepay sales and top-up commissions are accounted has changed. Instead of being recognised as a decrease in revenues, they are now reported as costs. Also, revenues/costs of portability transit routing are now reported at the net amounts. The net effect of this change is neutral at OIBDA level, although revenues would have risen 5.1% in 2007 excluding these accounting changes. Highlights by revenue item:
•	Service revenues grew by 4.5% in 2007 to 8,509 million euros. Growth was primarily driven by customer revenues, which surged 8.0% in 2007 to 6,861 million euros.

•	Interconnection revenues fell 8.6% in 2007, due to the reduction in interconnection rates. Roaming-in revenues fell by 12.4% over the year due to the downward trend in wholesale prices.

•	Revenue from handset sales totalled 1,184 million euros, a year-on-year rise of 11.9%.

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During the last quarter of 2007, Telefónica took decisions of organizational nature aiming to foster a structure to ease technological convergence and services delivering in the businesses where the company operates. With this objective, and within the integration model adopted, ongoing efforts on personnel reorganization are being implemented. This has resulted in a new personnel reorganization program approved, which by December 31st 2007 had already been initiated. The estimated cost of this program amounts to 154 million euros, with the corresponding provision already included in 2007 accounts.

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Operating costs amounted to 5,541 million euros in 2007, up 7.6% on the 2006 total, underpinned by greater cost efficiency and impacted by the provision mentioned. Excluding this provision, the operating costs would have amounted to 5,387 million euros in 2007, up 4.6% vs. 2006.

Operating income before depreciation and amortization (OIBDA) grew by 2.8% in 2007 in relation to 2006 to 4,241 million euros. Excluding the aforementioned provision, the OIBDA would have increased by 6.5% vs. 2006 amounting 4,395 million euros. The OIBDA margin stood at 45.3% in cumulative terms vs. 44.9% in 2006, despite increasing commercial activity in a highly competitive market.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latin America
In accordance with the Group’s new structure, Telefónica Latin America’s results include Telefónica Group’s fixed line and wireless operators’ results in the Latin American region. Furthermore, figures for the Telefónica Latin America Group also include the results of Telefónica Telecom, from the 1st of May 2006.
At the end of December 2007, Telefónica Latin America managed 134.1 million accesses, a year-on-year increase of 16.9%, boosted by growth of 22.4% in cellular customers to almost 102 million.
Growth rates were high in almost all the countries in the mobile business, with customer growth especially robust in Mexico (+46.6% year-on-year to over 12.5 million customers), Argentina (+22.6%, 13.7 million customers), and Peru (+58.5%, 8.1 million customers).
Wireline telephony accesses reached 23.9 million, in line with those managed a year earlier, with significant growth in Peru (+11.3% year-on-year) which offset the lower number of lines in service in other countries.
Growth in retail internet broadband accesses remained strong, up 33.2% year-on-year to over 5.0 million accesses, reflecting the sales and marketing efforts made by all the operators. Telefónica Latin America now has close to 1.2 million pay TV customers, with operations in Peru, Chile, Colombia and, since the third quarter of 2007, Brazil, where Telesp’s satellite TV licence was complemented in the fourth quarter of 2007 with the incorporation of Navy Tree.
The currencies of the countries in which Telefónica operates depreciated against the euro in year-on-year terms, with the exception of the Brazilian real and the Colombian peso, whose average exchange rates appreciated by 2.5% and 3.7% respectively. This detracted 3.5 and 3.2 percentage points from revenue and OIBDA growth in 2007 respectively.
Revenues at Telefónica Latin America in 2007 rose 11.0% year-on-year in current euros to 20,078 million euros. In constant euros revenue growth was 14.5%. In constant currency terms, the countries contributing most to top line growth are Mexico and Venezuela with respective contributions of 3.2 and 3.1 percentage points. Brazil continues to make the largest contribution to Telefónica Latin America’s revenues (38.2%) followed by Venezuela (11.9%) and Argentina (11.3%).
Operating income before depreciation and amortization (OIBDA) jumped 8.4% in current euros in 2007 to 7,121 million euros. In constant currency terms, Telefónica Latin America’s OIBDA growth increased to 11.5%. By country, Venezuela contributed most to OIBDA growth (5.2 percentage points), followed by Mexico (3.1 percentage points). In absolute terms, Brazil is the largest contributor to Telefónica Latin America’s OIBDA, accounting for 43.1% of the total, followed by Venezuela (14.9%) and Argentina (11.1%).
Telefónica Latin America’s OIBDA growth was influenced by provisions of 258 million euros for personnel reorganization plans in several group companies, after the company decided to accelerate the implementation of plans already in place, and the launching of new ones. Personnel reorganization costs stood at 318 million euros in 2007, with the departure of 1,684 people in the year accounting for 105 million euros of this sum. The company’s plans for 2008 account for the remaining 213 million euros, affecting Telesp, Telefónica del Peru, Telefónica de Argentina, Telefónica Telecom and Telefónica Móviles Colombia.
Telefónica Latin America’s OIBDA margin in 2007 amounted to 35.5%, 0.9 percentage points lower than in 2006, affected by the personnel reorganization provisions outlined above. Excluding these provisions, the margin would have been 37.1% (0.3 percentage points higher than the one recorded in 2006).

Telefónica Latin America’s CapEx in 2007 stood at 3,343 million euros, up 18.9% year-on-year (+23.0% in constant euros). This increase was driven by stronger commercial activity at its Wireline business, both in broadband and TV, the increased coverage and capacity of its GSM networks and the acquisition of spectrum in Venezuela, Brazil and Panama to expand coverage and guarantee service quality in areas where traffic is heaviest.
In 2007 Telefónica Latin America generated operating cash flow (OIBDA-CapEx) of 3,778 million euros, growth of 0.5% in current euros (+3.0% in constant euros).
BRAZIL
Telefónica Latin America managed close to 49 million accesses in Brazil at 31 December 2007, 9.5% more than a year earlier. This growth reflects a 15.2% year-on-year increase in Vivo’s customer base and, to a lesser extent, the expansion of Telesp’s broadband business and the incorporation of Navy Tree’s MMDS pay TV customers. This is offset by a reduction in the number of Wireline accesses at Telesp and the changes to the accounting criteria used to record narrowband internet accesses made in the second quarter of 2007.
In 2007, Telefónica Latin America in Brazil reported revenues of 7,662 million euros, up 3.2% in local currency vs. 2006 thanks to the sharp increase in Vivo’s sales, which offset Telesp’s lower revenues. Operating income before depreciation and amortization (OIBDA) totalled 3,026 million euros, down 3.8% on 2006 due to the fall in earnings at Telesp, partly related to tax reversals booked in 2006 and the higher provisions made in 2007 for personnel reorganization (explaining 0.8 percentage points of this reduction) which were not offset by the significant improvement in Vivo’s results. Meanwhile CapEx amounted to 1,087 million euros, an increase of 3.1% year-on-year in local currency, driven by the larger investments carried out by Telesp in its growth businesses (broadband and television).
TELESP
At the end of December, Telesp managed 15.5 million telephony, broadband and TV accesses, 1.2% less than in 2006, due both to the reduction in the number of Wireline accesses, in a context of a strong growth in the cellular business in the country, and the implementation of more restrictive accounting criteria (based on activity) for narrowband Internet accesses. The company ended the year with just under 12 million Wireline accesses (-1.2% year-on-year), of which approximately 22% were prepay or lines with consumption limits. A total of 196,300 MMDS TV accesses from Navy Tree (acquired recently) were added in December 2007 to the 34,600 satellite TV (DTH) subscriber base. This latter service was launched in August 2007.
The broadband market continued to grow strongly in 2007. Telesp increased its retail broadband customer base by 28.7% vs. 2006 to over two million accesses. A number of significant milestones were achieved in 2007. These included: the launch of the Trío Telefónica triple play bundle on 12 August, with different connection speed options and a range of TV content choices, on 1 October the company included GloboSat content in its TV offer, and in the fourth quarter the acquisition of Navy Tree’s MMDS operations was completed.
Telesp carried slightly more (+1.5%) traffic in 2007 (71,140 million minutes) than a year earlier, due mainly to growth in long distance traffic by SMP mobile accesses (+36.2%) as a result of the joint marketing strategy rolled out with VIVO. Local traffic levels were similar to those recorded in 2006 despite the reduction in the number of Wireline accesses. Fixed-mobile traffic fell a noteworthy 4.4% year-on-year as a result of heavy migration to wireless networks.
Telesp is focusing on the sale of traffic bundles, both bundled lines (monthly fee + unlimited local calling) and traffic packages (long distance, fixed-mobile and narrowband Internet traffic).

Telesp reported revenues of 5,619 million euros in 2007, down 1.5% year-on-year in local currency. This slight drop in revenues was due to the fall in traditional business revenues (-3.1% vs. 2006 in local currency), attributable to the loss of basic telephony billable lines, the change in customer mix with a higher percentage of lines with consumption limits, the negative tariff adjustment made in July 2006 and the 20% reduction in local interconnection tariffs in January.
The increase in broadband revenues (+16.2% in local currency), lagged access growth due to more intense competition and was not sufficient to fully offset the fall in traditional revenues. Nonetheless, the operator readjusted ADSL tariffs in mid October to coincide with the launch of an improved range of speeds for new ADSL services. The pace of growth marked by Internet revenues (narrowband + broadband + TV) picked up and these now account for 9.9% of the company’s revenues (8.5% in 2006) due to the increase in broadband revenues and the incorporation of Navy Tree’s revenues in the fourth quarter.
Operating expenses rose 5.9% in local currency in 2007, affected by a higher level of bad debt, leading to higher provisions (+65.5% in local currency vs. 2006). The ratio of bad debt to revenues was 3.6%, lower than the figure of 3.9% reported in September, due to the implementation of various measures adopted to stem this ratio. These include stricter entry filters and more actions to recover bad debts. Another factor behind the rise in operating expenses is the higher external service expenses (+5.4% in local currency) caused by stronger commercial activity. Supply costs rose by 3.2% in local currency despite the 20% reduction in the local interconnection tariff, due mainly to the rise in interconnection traffic (especially SMP).Personnel expenses rose by 5.0% in local currency due to the provisions associated with personnel reorganization program s, which affected 800 employees in 2007. Total provisions amounted to 54 million euros, of which around 22 million euros correspond to plans that will be implemented in the first months of 2008. Personnel costs excluding these provisions decreased 1.0% vs. 2006 in local currency.
Telesp reported Operating income before depreciation and amortization (OIBDA) of 2,438 million euros in 2007, down 9.7% year-on-year in local currency due to the loss of traditional business revenues, higher bad debt provisions and higher personnel reorganization costs. The comparison is further affected by the fact that in September 2006 Telesp recorded tax reversals (PIS/COFINS). The OIBDA margin stood at 43.4%, 3.9 percentage points lower than in 2006, impacted by the two factors mentioned above. Stripping out personnel reorganization expenses, Telesp’s OIBDA would have fallen by 8.7% vs. 2006 in local currency, with a margin of 44.3%.
CapEx in 2007 was 729 million euros in local currency, 11.2% higher than the figure reported a year earlier due to greater investment in broadband and pay TV and higher cable theft.
VIVO
Vivo’s strong earnings in 2007 reflect the management measures implemented in 2006 and 2007 to achieve profitable growth and increase customer satisfaction, resulting in a significant increase in the customer base and the ARPU growth.
The company reported 4.4 million gross adds at the end of 2007. Factors contributing to this strong performance include the wider range of handsets, Vivo’s leadership in terms of commercial reach, ongoing incentive campaigns for prepay traffic and the improved capacity to attract contract customers with the “Vivo Escolha” plans.
By the end of 2007, 42% of the contract segment had subscribed to a Vivo Escolha plan, significantly enhancing the market’s perception of Vivo’s commercial offer. These plans also helped to increase customer loyalty, with total churn standing at 2.3% in the year (compared with 2.9% in 2006).
Also noteworthy was the market’s positive reaction to Vivo’s GSM network, putting its GSM customer base at the end of December at 11.3 million, 34% of its total customer base.

Vivo ended December with a total of 33.5 million customers (+15.2% vs. December 2006) in a market with an estimated penetration rate of 65.6%, up more than 10 percentage points year-on-year in the company’s area of activity.
Revenues for the year totalled 2,396 million euros, a year-on-year increase of +16.5% in local currency. Service revenues grew 18.4% year-on-year in local currency, vs. 2006, largely driven by higher interconnection revenues after the elimination of the Bill & Keep rule in July 2006. Stripping out this impact, service revenues would have grown 10.2%. In the contract segment, the Vivo Escolha plans remain the main tool for attracting and retaining the most valuable customers; leading to outgoing ARPU rise of 8.9%.
The prepay segment also continued to fare well in the fourth quarter, with outgoing ARPU up 22.9% year-to-date as a result of successful traffic incentive campaigns, leading to a 22.7% year-on-year increase in MoU.
Total MoU rose by 3.9% compared with the same period in 2006, with cumulative total ARPU up 14.5% year-on-year at 11.9 euros.
Vivo recorded Operating income before depreciation and amortization (OIBDA) through to December 2007 of 588 million euros, an increase of 30.8% on 2006 in local currency. Contributing factors include strong top line growth combined with control over customer management costs, notably the 49.3% year-on-year reduction in bad debts in local currency. This in turn evidences the strict control exercised over new customer acquisitions in the campaigns. These controls were sufficient to offset higher commercial expenses.
The OIBDA margin in 2007 was 24.5%, up 2.7 percentage points on 2006. Excluding the impact of the elimination of the Bill & Keep rule, OIBDA growth in 2007 would have been 30.6%, with a margin of 27.4%.
In 2007 the company achieved full national coverage, winning thirteen of the fifteen 1900 licences auctioned in September, and the entirety of the J band in the 3G licence auction carried out by Anatel last December. This means it can now guarantee service quality in the areas with heaviest traffic. Also, Vivo is awaiting the final green light from Anatel to acquire Telemig, although the company agreed the sale of the Amazonía shares to Telemar in December.
ARGENTINA
Telefónica maintained its leadership in its operating area in 2007, to reach 19.5 million accesses, a year-on-year growth of 15.8%. This increase was underpinned by the sharp growth in cellular customers, up by 22.6% vs. December 2006 to more than 13.7 million, and by broadband accesses, which totalled 819,000, 58.3% more than in 2006. This strong operating performance is reflected in the financial data, with revenues rising by 15.7% in local currency vs. 2006 to 2,264 million euros. Operating income before depreciation and amortization (OIBDA) rose 8.0% year-on-year in local currency to 773 million euros in 2007, reaching an OIBDA margin of 32.9%. CapEx stood at 289 million euros (243 million euros in 2006). This higher investment is due to the development of broadband and new businesses, as well as the increase in wireless network capacity.
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina had 5.7 million accesses at the end of 2007, up 2.1% on 2006. This figure was underpinned by the 58.3% growth in retail broadband accesses to 819,000, which offset the slight fall in Wireline accesses (-1.3%).
Total voice traffic remained stable year-on-year despite the sharp growth in the company’s cellular business in the country. The falls in local (-5.6% vs. 2006) and interconnection (-4.8% vs. 2006) fixed-to-fixed traffic were offset by the healthy performance of mobile-to-fixed interconnection traffic (+27.4% vs. 2006). Intelligent network traffic improved throughout 2007 (+51.1% vs. 2006) while public use telephony traffic fell by -20.8% vs. 2006.

Revenues in the fixed line business came to 984 million euros in 2007, a year-on-year growth of 9.9% in local currency terms, with the traditional Wireline business contributing 45% of this growth, the Internet business contributing 40%, and data and IT businesses accounting for the remainder.
Traditional revenues rose 5.4% in local currency in 2007, reflecting the strong uptake of flat rate plans, strong traffic (mobile to fixed interconnection) and momentum in value added services and the sale of equipment. Bundle revenue growth was underpinned mainly by local fixed-to-fixed calling plans on the back of strong uptake for the flat-rate per call plan launched in mid-2006, whose performance in 2007 exceeded all expectations. Higher interconnection revenues were driven primarily by traffic generated by mobile operators and incoming international traffic.
Internet and broadband revenues were up by 34.8% vs. 2006, accounting for 14% of total revenues. The broadband business was the main growth driver in 2007 with revenues up 45.7% in local currency and 819,000 accesses at the end of December, 1.6 times the number in December 2006; this offsets the fall in narrowband revenues. Broadband was boosted by the launch of the DUO plan (a flat rate plan bundling voice and broadband) in the last quarter of 2006 with 34% of broadband users currently using this plan.
Thanks to higher revenues from virtual private networks, turnkey projects and satellite services, data and information technology business lines continued to make heavy inroads (20.8% in local currency vs. 2006).
Operating expenses grew 30.6% year-on-year in local currency in 2007. This was largely due to the increase in personnel expenses (+68.5% in local currency) caused by salary rises and payments in connection with the personnel reorganization plan launched during the second half of 2006, which gathered pace in the second half of 2007. Personnel reorganization costs stood at 90 million euros in 2007 (67 million euros in the fourth quarter of 2007), with the departure of 741 personnel in 2007 accounting for 50 million euros of this sum; remaining 40 million euros correspond to reorganization to be executed in the coming months. Stripping out these personnel reorganization costs, operating expenses would have grown by 14.3% vs. 2006 and personnel costs by 18.7%. Supply costs rose 22.3% in local currency in 2007, driven up by higher equipment rental and higher purchases of equipment for resale. External service expenses rose 7.7% year-on-year in local currency due to the rise in activity (customer services, advertising, commissions and logistics and distribution), as well as price increases across various services including rents, energy and supplies, which do not offset other cost savings (general costs and temporary works).
The ratio of bad debt to revenues stood at 0.9%, 0.4 percentage points higher than in 2006 due to the impact of the strike action which meant lower collection activity during the troubles. Prepay and controlled consumption segments accounted for 25% of the total, down slightly compared with previous quarters.
Telefónica de Argentina’s operating income before depreciation and amortization (OIBDA) fell 13.3% year-on-year in local currency in 2007 to 356 million euros. This fall was chiefly attributable to the higher personnel expenses detailed earlier. Stripping out the personnel reorganization expenses, OIBDA would have grown by 6.2% vs. 2006 in local currency. The 2007 OIBDA margin stood at 30.9% (39.0% in 2006). Stripping out the impact of these expenses, the OIBDA margin would have reached 38.7% in 2007 (39.9% in 2006).
CapEx amounted to 165 million euros, a 30.3% increase in local currency on 2006. Investment was primarily earmarked for the development of broadband and new businesses.

TEM ARGENTINA
The Argentine cellular market continued to grow at a strong pace in 2007, boosting estimated penetration to over 97% at December 2007 (+20 percentage points higher than at December 2006), ending the year with the highest penetration in Latin America.
Over the year as a whole, churn was down on 2006 (1.7%, -0.3 percentage points vs. 2006), boosting net adds in the year to more than 2.5 million (compared with almost 2.9 million in 2006). It is noteworthy the strong focus in contract customer acquisition during 2007 adding along the year 1.1 million customers (+68.5% vs. 2006). The company ended the year with almost 13.7 million customers, a 22.6% increase vs. the customer base at year-end 2006. GSM customers now account for 86.5% of the total customer base (+13.3 percentage points from December 2006).
Revenues hit the 1,353 million euro mark in 2007, an 18.7% year-on-year increase in local currency. The sound performance of service revenues, up 21.4% in local currency vs. 2006, drove growth.
Revenue growth, coupled with lower unit commercial costs and customer management expenses as well as lower network expenses, translated into an increase in operating income before depreciation and amortization (OIBDA) of 36.5% year-on-year in local currency to 418 million euros. This left the OIBDA margin in 2007 at 30.9%, 4.1 percentage points higher than the previous year’s figure.
CapEx in 2007 totalled 123 million euros, an increase of 33.2% in local currency from 2006 due to the increase of the network capacity.
CHILE
At the end of 2007 Telefónica Latin America managed a total of 9.4 million accesses in Chile, 9.6% more than in December 2006, underpinned by growth in cellular accesses (+10.6% to 6.3 million), and, to a lesser extent, an increase in retail broadband Internet accesses (+30.6% to 646,000) and pay TV (+133.4% to 220,000), while Wireline telephony accesses fell 1.5% to 2.2 million.
Telefónica Latin America’s revenues in Chile totalled 1,814 million euros in 2007, a year-on-year increase of 14.3% in local currency. Revenues were fostered by the strong growth in the cellular telephony, broadband and TV businesses, which offset the decline in the traditional Wireline telephony business.
Operating income before depreciation and amortization (OIBDA) in 2007 totalled 716 million euros up 8.2% in local currency vs. 2006 due to higher OIBDA in the cellular business which offset the drop in the results of the Wireline business.
Telefónica Latin America continues to invest heavily in Chile. CapEx in 2007 totalled 418 million euros, an increase of 32.3% in local currency from 2006. Main investments continue concentrating into the fastest growing businesses: mobile telephony, ADSL and pay TV.
TELEFÓNICA CHILE
At the end of 2007 Telefónica Chile managed a total of 3.1 million accesses, 7.5% more than in 2006. Telefónica Chile’s Wireline accesses fell by 1.5% from 2006.
Broadband and pay TV accesses continued to grow. The commercial focus was on customer loyalty by pushing the DUO and TRIO bundles, packages which additionally increase ARPU. Telefónica Chile managed 646,000 retail broadband Internet accesses at the end of 2007, maintaining its leadership of the Chilean broadband market with an estimated 50% market share.

Telefónica Chile is still growing the pay TV business, reaching 220,000 subscribers by the end of 2007. After eighteen months of operations, Telefónica Chile has established itself as the second ranking pay TV operator in the country with an estimated market share of 17%. In June 2007 the company launched its IPTV service in certain areas of Santiago, becoming the first company to do so in Latin America. In addition, new services on the DTH platform, such as new decoders equipped with personal video recorders, were launched in the final months of the year.
The competitive landscape in telephony in Chile is marked by a significant fixed to mobile substitution effect. Triple play is the cornerstone of Telefónica Chile’s strategic focus, aiming to increase the number of services per customer and accordingly ARPU.In this way the operator continued to offset the contraction of its traditional telephony business with revenue growth in broadband and pay TV services. Revenues in 2007 totalled 974 million euros, a year-on-year increase of 4.0% in local currency. The launch of TV services in June 2006 and the increased broadband penetration drove a 79.7% increase in Internet and broadband revenues in local currency, offsetting the lower revenues from its traditional business (-5.8% in local currency). Internet and broadband accounted for 18.5% of the operator’s total revenues in 2007, 7.8 percentage points more than in 2006, while the weighting of its traditional business fell to 75%
(-7.8 percentage points from 2006).
Operating expenses grew 8.9% in local currency vs. the same period in 2006. The highest increases were in external services (+19.3%), driven by higher commercial activity and improved service quality and customer services. Personnel expenses rose by 4.4% in local currency, primarily as a result of the enactment of the new Chilean Subcontracting Law. Stripping out personnel reorganization expenses, which fell by 65.1% in local currency, personnel expenses rose by 13.8% due to the impact of this law. Supply costs were up 2.1% in local currency, with the increase in expenditure on TV content and satellite capacity offset by lower interconnection costs, especially in fixed-mobile traffic. Bad debt provisions over revenues ratio in 2007 was 2.9%.
Operating income before depreciation and amortization (OIBDA) fell 5.3% in local currency in 2007 to 368 million euros.
CapEx totalled 198 million euros, an increase of 30.1% in local currency from 2006, driven mainly by sharp growth in satellite TV services (DTH), the launch of IPTV, growth in the ADSL access base and initiatives designed to enhance network quality.
TEM CHILE
The Chilean market grew strongly again during 2007 with estimated penetration up 8 percentage points to 90%.
Telefónica Móviles Chile remains market leader with over 6.3 million customers at the end of 2007, boosted by net adds of 602,457 customers over the year. Growth in the customer base was driven by net adds to the GSM service, which accounted for 89% of the total, 17 percentage points more than in December 2006. The number of contract customers rose by 31.4% year-on-year to 1.5 million, accounting for more than 60% of net adds in the year. The customer base increased 10.6% year-on-year (+7.7% to September). A highlight in December 2007 was the launch of the 3G network.
Revenues for 2007 totalled 930 million euros, a year-on-year increase of 25.5% in local currency. Service revenues jumped 23.0% in local currency compared to 2006, driven by growth in ARPU, which rose 12.7% in local currency. This trend is underpinned by migration to GSM technology, growth in the contract customer base (24.5% of the customer base in December 2007 vs. 20.6% in December 2006), plan upgrades and the sale of minute bundles and value added services.

Operating income before depreciation and amortization (OIBDA) rose 27.3% in local currency in 2007 to 348 million euros, fuelled by the strong growth in revenues. Thanks to this operating efficiency, the OIBDA margin jumped 0.5 percentage points to 37.5% in 2007 despite increased commercial efforts in light of the market aggressiveness and despite the initiatives towards technology and segment migration.
CapEx in 2007 totalled 220 million euros, an increase of 34.5% in local currency from 2006.
PERU
At the end of the year, accesses in Peru stood at 12.2 million, an increase of 39.8%, year-on-year driven by the 58.5% increase in mobile accesses, 8.1 million accesses at the end of the period, especially in the prepay segment. Also noteworthy is the growth in accesses from the IRIS project, collaboration between Wireline and wireless operators launched in March 2007, with the aim of boosting the penetration of Wireline telephony, and the growth in broadband and TV accesses.
Telefónica’s revenues in Peru hit the 1,513 million euros mark in 2007, a 10.5% year-on-year increase in local currency. This strong revenue growth was primarily driven by outgoing revenues in the prepay segment of its wireless business and broadband services and by television in its Wireline business.
Operating Income before depreciation and amortization (OIBDA) stood at 469 million euros at the end of 2007, down 15.6% year-on-year in local currency due to the decline in OIBDA in the Wireline business (-28.6%) resulting from the registration of 104 million euros in provisions for the personnel reorganization that was started in 2007 and will be implemented along 2008. OIBDA margin in 2007 stood at 31.0% compared to 40.6% in 2006. Stripping out the impact of the reorganization program, the OIBDA would have grown 3.2% year-on-year in local currency and the OIBDA margin would have been 37.9%, 2.7 percentage points lower than previous year’s margin.
CapEx in 2007 totalled 281 million euros, an increase of 35.8% in local currency from 2006. Particularly noteworthy is the major investment in the expansion of the mobile network due to higher traffic levels. As a result, the wireless business accounted for 55% of CapEx.
TELEFONICA DEL PERÚ
Telefónica del Perú had total accesses of 4.0 million in 2007, an increase of 13.0% year-on-year, thanks to the surge in fixed wireless telephony and broadband accesses. Fixed telephony accesses, which stood at 2.8 million in December (+11.3%), grew over the year as a result of the strength of fixed wireless telephony accesses, which totalled 228,584 lines. Broadband accesses grew by 22.1% to 572,088 users. In addition, TV accesses totalled 640,045 users recording a growth of 14.9% primarily due to satellite subscribers.
Revenues totalled 1,031 million euros, down 2.0% in local currency from 2006. This is primarily due to the fall in public telephony revenues (-28.6%) and to the lower revenues from the basic telephony service, affected by the cut in tariffs following the agreements made with the government in 2006 and by the decline in revenues from long distance traffic due to the abolition of pre-selection by default in October. In contrast, revenues from broadband (+24.9% in local currency) and television (+24.0% in local currency) continued to rise sharply. Internet and broadband (broadband + narrowband + TV) revenues accounted for 25.2% of total revenues in 2007 (20.2% in 2006).
Operating expenses grew by 19.9% in local currency, due to higher personnel expenses resulting from the registration of the 105 million euros provision related to the personnel reorganization that was started in 2007 and will be implemented along 2008. Stripping out the impact of this reorganization, total operating expenses would have grown by 2.5% year-on-year in local currency. The higher expenses relating directly to the increased commercial activity were offset, by the lower growth in personnel costs excluding those related to personnel reorganization and in interconnection supply and media rental expenses. However, it is also worth highlighting the rise in the bad debt provision (1.8% of revenues) for services provided to the lowest income bracket groups.

Operating Income before depreciation and amortization (OIBDA) in 2007 was 311 million euros, a year-on-year decline of 28.6% in local currency due to higher spending on the personnel reorganization and higher commercial expenses and costs associated with labour and fiscal eventualities. The 2007 OIBDA margin stood at 30.2%. Stripping out the impact of personnel reorganization expenses, OIBDA would have fallen 4.7% year-on-year in local currency and the OIBDA margin would have been 40.3%, 1.1 percentage points lower than previous year’s margin.
CapEx in 2007 totalled 126 million euros, a decrease of 0.2% in local currency from 2006.
TEM PERÚ
The pace of growth of the Peruvian mobile market accelerated in 2007, with an estimated penetration of 48% at the end of December (+16 percentage points compared to December 2006).
At the year end Telefónica Móviles Perú’s customer base stood at 8.1 million, an increase of 58.5%, year-on-year, with the prepay segment growing by more than 66% year-on-year. Migration to GSM technology continued during the year. At the end of December, GSM customers accounted for 77% of the total, up from 42% at year-end 2006. Telefónica Móviles Perú’s intense commercial activity translated into significant 74.5% year-on-year growth of gross adds in 2007.
Revenues totalled 603 million euros in 2007, up 40.5% in local currency. Particularly noteworthy was the significant growth in service revenues. Boosted by the outstanding performance throughout the year of outgoing revenues in the prepay segment (+129.9% in local currency in 2007), their growth comfortably outstripped that of the average customer base, showing high elasticity to the promotions made in the prepaid cards top-ups with “Double” and “Triple” play campaigns. Outgoing revenues in the contract segment also grew, although less sharply (+14.6%).
Operating income before depreciation and amortization (OIBDA) amounted to 158 million euros, a year-on-year rise of 27.3% in local currency, despite the increase in commercial costs due to commercial and marketing campaigns to increase the customer base. The OIBDA margin stood at 26.2%, a drop of 2.7 percentage points compared to 2006.
CapEx stood at 155 million euros at the end of 2007, up 92.3% in local currency compared to 2006, being the bulk of this invested in expanding the network capacity.
COLOMBIA
At the end of December 2007, Telefónica reached 11.0 million accesses in Colombia which translates into growth of 7.7% compared to December 2006.
During the year, revenues from the fixed and mobile businesses reached 1,569 million euros, up 27.9% on 2006 in constant currency, reflecting the first time consolidation of Telefónica Telecom in May 2006 and strong growth in Internet and Broadband revenues and service revenues at the mobile business.
Operating income before depreciation and amortization (OIBDA) rose 42.5% year-on-year in local currency to 485 million euros. Telefónica Telecom is consolidated in these figures from May 2006. The OIBDA margin for the period stood at 30.9% (+3.2 percentage points from December 2006).

TELEFÓNICA TELECOM
Telefónica Telecom reached a total of 2.6 million accesses at 31 December 2007, up 7.1% year-on-year, with an almost three-fold increase in the number of broadband users since December 2006 (a total of 200,271 accesses at 31 December 2007); which offsets the drop in Wireline accesses (-1.3% year-on-year).
The Satellite TV product was launched at the start of the year. This key product, which enables Telefónica Telecom to launch ‘Trio’ triple play bundles (voice, broadband and TV), had 72,930 TV customers at the end of December 2007.
Revenues for the Wireline telephony business reached 739 million euros in 2007, representing 8.1% growth in local currency, driven mainly by Internet and Broadband growth (+ 100.3% year-on-year in local currency). The contribution from this business to total revenues increased to 8.8% in 2007 from 4.7% in December 2006. The strong growth in broadband revenues (+165.4% year-on-year in local currency) offset the drop in the narrowband business (-22.8% in revenues in local currency) due to the migration to broadband. The company extended broadband coverage to new towns and cities in 2007 and cemented its position in areas where it maintains a leadership position. The broadband business was also boosted by marketing bandwidth upgrades to corporate customers.
Operating expenses in 2007 rose 16.0% year-on-year in local currency, pushed up by increases in supplies and bad debt provisions. Personnel expenses increased by 17.4% in local currency impacted by a provision of 3.2 million euros registered due to the personnel reorganization of the company initiated in 2007 and in force throughout 2008. Excluding the impact of this provision, personnel expenses would have rose by 13.4%.
Operating income before depreciation and amortization (OIBDA) amounted to 299 million euros, which represents year-on-year growth of 16.0% in local currency, driven largely by the strategic commitment to broadband. Excluding the impact of the personnel reorganization provision, OIBDA would have rose by 16.9%.
CapEx to 31 December 2007 stood at 180 million euros. The bulk of this was invested in deploying broadband and a series of regional systems projects.
TEM COLOMBIA
The Colombian cellular market ended 2007 with 32.3 million customers, although growth is slowing, reaching an estimated penetration of 75% on December 2007, up 8 percentage points from 2006.
In 2007 the company focused on its commercial restructuring, registering sharp increases in its capillarity and higher productivity, screening and reactivating customers and expanding its GSM coverage. Also, the company continued to work on a commercial offering with similar price schemes regardless of call destination.
Leaving the customer base at 8.4 million at 31 December 2007 (up 7.9% compared to December 2006), of this total, 81.4% were GSM customers (+21.8 percentage points on 2006).
Revenues in 2007 amounted to 869 million euros, up 7.4% year-on-year in local currency. Service revenues climbed 13.4% in local currency compared to 2006, which is above the growth of the average customer base despite the impact of the reduction in interconnection rates from December 2007.
Operating income before depreciation and amortization (OIBDA) rose 30.0% year-on-year in local currency to 186 million euros in 2007. The OIBDA margin stood at 21.4% in 2007, up 3.7 percentage points from 2006. Telefónica Móviles Colombia made a provision of 2.5 million euros in the fourth quarter of 2007 for personnel reorganization initiated in 2007 and in force throughout 2008. Excluding the impact of this provision, OIBDA growth would have stood at 31.7% and OIBDA margin would have reached 21.7%.
CapEx in 2007 stood at 180 million euros.

MEXICO
Growth in the Mexican market accelerated yet again, with the penetration rate reaching an estimated 64% by December 2007 (up 11 percentage points vs. December 2006).
The focus of Telefónica Móviles México’s commercial activity was again launching innovative products to make up a competitive commercial offer that met customer expectations. In addition, the development of its commercial network and ongoing improvements to the quality of its network enabled the company to maintain robust growth in its commercial activity.
The customer base of Telefónica Móviles México stood at 12.5 million at the end of December 2007 (of which 700,000 were contract customers), an increase of 46.6% from December 2006.
Gross adds totalled almost 7.3 million in 2007, up 42.7% on 2006. With regard to churn, the significantly higher quality of the gross adds acquired in 2007 along with the introduction of lower top-up amounts, led to a year-on-year improvement in churn to reach 2.7% in 2007 (-0.8 p.p. vs. 2006).
As a result of the strong customer gross adds and improved churn, net adds for 2007 totalled almost 4.0 million, 1.8 times the figure recorded in 2006.
ARPU in local currency for the full year grew by 15.8% to 9.4 euros.
The company’s strong business momentum fuelled a 58.5% year-on-year increase in 2007 to 1,431 million euros. This growth was underpinned by strong service revenues (+65.4% vs. 2006). This outstripped growth of the company’s customer base (+46.6%) in both periods, underscoring the higher quality of its customers and increased usage.
The strong performance of service revenues was fuelled by higher outgoing and incoming revenues, both underpinned by the introduction of the national calling party pays service in November 2006. Growth in outgoing revenues in local currency stood at 82.1% due to the steady year-on-year growth in on-net traffic. Meanwhile, the launch of the national calling party pays service drove a rise of 42.9% in 2007 compared with 2006.
Operating income before depreciation and amortization (OIBDA) in 2007 stood at 179 million euros, a margin of 12.5% compared with an operating loss of 11 million euros in 2006.
CapEx in 2007 amounted to 230 million euros compared with 180 million euros in 2006, as a result of the capacity expansion carried out to manage increases in traffic. Operating cash flow (OIBDA-CapEx) came to -51 million euros in 2007, a significant improvement on the 2006 figure of -191 million euros.
VENEZUELA
Penetration in the Venezuelan cellular market stood at an estimated 85% in December 2007, up 15 percentage points from December 2006.
As a result, Telefónica Móviles Venezuela’s customer base stood at over 10.4 million (+18.2% year-on-year) at the end of 2007, recording net adds of over 1.6 million new lines in the year. Since the GSM network was launched at the beginning of the year, GSM gross adds have accounted for 61% of the total and GSM customers made up over 35% of the total cellular customer base at December 2007.
Revenues in 2007 totalled 2,392 million euros (+27.8% vs. 2006 in local currency), driven by higher growth in service revenues (+27.1% year-on-year) than in the customer base. It is noteworthy the 1.4% increase in ARPU, underpinned by the 4.1% growth in outgoing ARPU, which offsets the 34% cut in interconnection rates implemented last July.
Operating income before depreciation and amortization (OIBDA) reached 1,060 million euros in 2007, 42.0% higher than the 2006 figure in local currency, owing to growth in revenues and to lower unit costs for GSM handsets. This enabled the OIBDA margin to rise by 4.4 p.p. year-on-year to 44.3%.

CapEx totalled 370 million euros in 2007 (232 million euros in 2006) as a result of the major investment in the roll-out of the GSM network and the acquisition of a licence to provide service on the 1900 MHz band for 88 million euros.
CENTRAL AMERICA
Telefónica Móviles de Centro America (Panama, Guatemala, El Salvador and Nicaragua) substantially stepped up its commercial activity in 2007 compared to 2006, once again especially in Guatemala.
At the end of 2007, estimated penetration of the Central American market stood at 69% (up 23 percentage points on 2006). Against this backdrop, Telefónica Móviles de Centro America’s customer base rose 37.8% year-on-year to 5.3 million (268,186 fixed wireless and 381,230 contract customers). Growth was fuelled by the effectiveness of commercial campaigns carried out throughout the year, focused on traffic promotions and flat tariff plans (with a very competitive average charge per minute) that increase usage. Net adds in 2007 stood at 1,448,530.
At the operating level, traffic growth was once again robust, especially outgoing, buoyed by the promotional plan which encourages prepay usage and the application of a very economical flat-rate tariff for customers. Consequently, outgoing MoU increased by 18.5% year-on-year in 2007 to 86 minutes.
As a result of the company’s healthy commercial performance, revenues in 2007 totalled 585 million euros, up 15.9% year-on-year in constant terms. Service revenues (up 10.3% compared to. the fourth quarter of 2006) continued to follow the positive trend marked in previous quarters, growing by 16.9% in constant currency on. 2006. This strong performance of service revenues in 2007 was chiefly underpinned by higher outgoing revenues (+28.9% in constant terms on 2006), which in turn were buoyed by the robust growth in on-net traffic (+76.3% compared to the same period in 2006).
Despite the increase in commercial activity, Operating income before depreciation and amortization (OIBDA) reached 236 million euros in 2007, a 26.7% year-on-year increase in constant terms. The OIBDA margin stood at 40.3% in 2007, an improvement of 3.5 percentage points from 2006.
In 2007, CapEx totalled 133 million euros, a 35.0% year-on-year increase in constant currency. The bulk of this investment was allocated to boosting the capacity and coverage of the region’s wireless network.
ECUADOR
The Ecuadorian cellular market experienced strong growth in 2007, with an estimated penetration of 70% by the end of the year, 9 percentage points higher than a year earlier.
Telefónica Móviles Ecuador’s customer base at the end of December 2007 stood at 2.6 million. Of this number, 70.3% were GSM customers (+18.8 percentage points on 2006). Especially noteworthy is the sharp growth in the number of customers on the “movistar tariff” and “multicolour” (preferential tariffs for on-net and off-net calls respectively), which totalled around one million in December 2007 (a ten-fold increase on the beginning of the year).
Revenues at December 2007 stood at 291 million euros, up 9.5% in local currency compared to 2006.

Operating income before depreciation and amortization (OIBDA) rose 24.8% year-on-year in local currency to 73 million euros in 2007. The 2007 OIBDA margin stood at 25.1%, 3.1 percentage points higher than in 2006.
CapEx in 2007 totalled 60 million euros, up 36.8% in local currency compared to the previous year in order to service the sharp increase in traffic being carried by the operator.
TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES
Telefónica International Wholesale Services (TIWS) was reporting significant growth in its key operating and financial figures in the year. Revenues in 2007 totalled 275 million euros, a year-on-year increase of 22.4% in constant euros.
Of the company’s main business lines, International IP capacity revenues grew 18.0% year-on-year in constant euros, underpinned by the growth of Telefónica Group’s broadband business in the region, to 137 million euros (50% of TIWS’ total revenues). Revenues from the sale of international bandwidth capacity also grew sharply (+46.5% in constant euros), VPNs (+32.1%) and satellite services (+27.3%).
The growth in revenues pushed up Operating income before depreciation and amortization (OIBDA) to 88 million euros (+13.9% in constant euros); the OIBDA margin stood at 31.9%.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
At the end of December 2007, Telefónica Europe’s customer base reached 41.9 million accesses, compared with 38.6 million accesses at year end 2006 (+8.7% year-on-year).
In 2007, Telefónica Europe revenue was 14,458 million euros, (+9.9% year-on-year. Operating income before depreciation and amortization (OIBDA) reached 4,977 million euros, 34.2% above 2006 figures1. 2007 OIBDA included personnel reorganization and other non-recurring charges totalling 338 million euros related to the UK, Ireland and German businesses, as well as the capital gain from the sale of Airwave (1,296 million euros). Operating Income (OI) was 1,591 million euros in the January-December period, mainly affected by the impact of higher assets amortizations derived from the Purchasing Price Allocation (PPA) process, which also impacted negatively the 2006 OI figure (309 million euros).
Telefónica Europe CapEx for the full year 2007 amounted to 2,125 million euros (2,552 million euros in 2006 February-December period). The year-on-year decline was largely due to O2 Germany (30.6% lower year-on-year) bringing forward capital investment from 2007 into 2006 as part of the 3G network build. Operating Cash Flow (OIBDA-CapEx) for the year amounted to 2,852 million euros (1,156 million euros in 2006 February-December period).
O2 UK
For the full year, total revenues were 7,403 million euros, an increase of 18.7% year-on-year in local currency compared to the 11 month period to 31 December 2006. On a like for like basis total revenue growth was 9.5% year-on-year.
Operating income before depreciation and amortization (OIBDA) for the full year totalled 1,923 million euros, an increase of 8.7% year-on-year in local currency compared to the 11 month period to 31 December 2006. On a like for like basis, OIBDA grew 1.0% year-on-year in local currency. Excluding all personnel reorganization charges for the year OIBDA was 10.7% ahead in local currency compared to the 11 month period to 31 December 2006; on a like for like basis it was 2.8% ahead in local currency.
OIBDA margin for the year was 26.0%, while excluding personnel reorganization charges it was 26.4%.
O2 UK added 749,000 customers in the year (-54.7% year-on-year, reflecting the highly penetrated market), taking the base to 18.4 million (excluding the Tesco Mobile customer base) representing growth of 4.2% year-on-year.
For the full year 591,000 contract customers were added to reach a base of 6.8 million (+9.5% year-on-year). At the end of the period contract customers made up 37.0% of the total base, compared to 35.3% at the same time last year. Contract ARPU for the year was 63.2 euros (+1.1% year-on-years in local currency), due to the growth and the increase of services different of voice ones.

[1]	Telefónica Europe includes in 2006 Telefónica O2 Czech Republic (January-December), T. Deutschland (January-December) and O2 Group (February-December)

For the year the prepay base grew by 158,000 to reach 11.6 million customers.
Blended monthly ARPU for the year was 34.4 euros (+3.6% year-on-year), reflecting the increased proportion of contract customers in the base, customer adoption of new products and services and the continued growth in both data and voice ARPUs. On a customer level, elasticity continues to be above 1.
O2 UK had rolled out ULL capabilities to 833 exchanges by the end of the year, giving its broadband network population coverage of 52%, with 71,000 broadband customers.
O2 GERMANY
O2 Germany includes Telefónica Deutschland and comparable 2006 figures have been restated on this basis. For the full year total revenues were 3,541 million euros, an increase of 6.7% compared to the 11 month period to 31 December 2006. On a like for like basis, revenue declined by 1.9%.
Operating income before depreciation and amortization (OIBDA) for the full year totalled 473 million euros, a decline of 18.9% compared to the 11 month period to 31 December 2006. On a like for like basis the decline was 24.2%. Excluding all one-off charges during the year (which totalled 247 million euros), OIBDA for the 2007 would be 15.4% ahead of the same period last year, and growth of 23.5% compared to the 11 month period to 31 December 2006.
OIBDA margin for the full year it was 13.3%, while excluding the personnel reorganization and other charges it would have been 20.3%.
The business traded well for the full year they were 1.4 million, taking the mobile customer base to 12.5 million, 13.1% higher than at the same time last year. The Tchibo Mobile customer base grew by 81,000 to 1.18 million by the end of the year, while the Fonic brand added 129,000 customers to end the year with a base of 200,000.
O2 Germany added a total of 756,000 net contract customers for the full year. For the year contract ARPU was 34.1 euros, 13.7% lower than in 2006. This reflected the impact of the approx. 10% termination rate cut in November 2007, the level of competition in the German market and the migration of the existing customer base to new customer offers. The Genion S/M/L base reached 2.14 million customers at the end of the year.
A total of 310,000 existing prepay customers were removed from the base after an analysis of the contribution of prepay customers to revenue generation. This resulted in 691.000 net additions for the full year, using the market’s most stringent definition of customer activity. The prepay base at the end of the year was 6.23 million customers.
The prepay ARPU for the year was 6.7 euros, a decline of 23.5% compared to 2006.
Blended ARPU for the year was 20.4 euros, a decline of 15.7% compared to 2006.
O2 DSL had acquired 75,000 customers by the end of the year. Telefónica Deutschland reported 671,000 ULL lines in total at the end of December, from around 187,000 lines at the end of 2006.

O2 IRELAND
Revenue for the full year 2007 was 991 million euros, an increase of 11.9% compared to the 11 month period to 31 December 2006. On a like for like basis growth was 2.8%.
Operating income before depreciation and amortization (OIBDA) for the year was 316 million euros, 2.0% higher compared to the 11 month period to 31 December 2006 and 6.6% lower year-on-year on a comparable basis, while excluding personnel reorganization charges (totalling 16.2 million euros), OIBDA would have been 333 million euros, a decline of 1.8% year-on-year on a comparable basis.
OIBDA margin for the year was 31.9%, while excluding all personnel reorganization charges it was 33.6%.
Net connections totalled 14,000 in the 2007. At the end of December the total customer base was 1.6 million customers, 0.9% higher than at the same time last year. The number of mobile broadband customers stood at 24,500 by the end of the year, after a successful launch in July 2007.
TELEFÓNICA O2 CZECH REPUBLIC
For the full year, revenues reached 2,257 million euros, an increase of 2.9% year-on-year in local currency. Business revenues in the Czech fixed line segment were flat in 2007 compared to the previous year, confirming the trend seen since the first quarter.
Operating income before depreciation and amortization (OIBDA) in 2007 reached 1,010 million euros, up 0.5% year-on-year in local currency.
OIBDA margin for the full year was 44.8% compared to 45.8% for 2006. The decrease in Group OIBDA margin in 2007 was mainly due to dilution by the Slovak operation (approx. 2 percentage points).
For 2007 the total number of mobile customers in the Czech Republic increased by 5.4% to reach 5.1 million at the end of December 2007. Contract customers accounted for 43.8% of the total base at the end of 2007, up from 38.5% at the end of 2006.
The number of prepay customers decreased by 3.6% year-on-year to 2.9 million at the end of 2007, with a net decrease in the year of 108,000 customers.
Blended ARPU for the year was 19.9 euros, a year-on-year increase of 2.5% in local currency.
Total business revenues in the Czech fixed business for the full year fell by 0.2% year-on-year in local currency to 1,068 million euros.
The total number of fixed telephony accesses amounted to 2.1 million at the end of 2007, down by 13.9% year-on-year, mainly as the result of the strong fixed to mobile substitution. As a result of improving the number of gross adds and lower number of disconnections, the decline in fixed telephony accesses decelerated during 2007.
The total number of ADSL accesses (retail and wholesale) reached 570,000 at 31 December 2007, up 21.3% year-on-year. Total number of O2 TV’s customers increased to 73,000 at the end of 2007.

In line with the previous quarters, during the fourth quarter Telefónica O2 Slovakia successfully continued in building its footprint in the Slovak market. By the end of 2007, the total number of mobile registered customers in Slovakia amounted to 565,000, of which the majorities are prepaid customers.

RESULTS BY REGIONAL BUSINESS UNITS
Others Companies
ATENTO GROUP
The Atento Group performed well in 2007, consolidating year-on-year revenue and OIBDA margin growth. This strong earnings performance was driven by the implementation of the Group’s strategy to differentiate itself from competitors. For the fifth consecutive year Atento achieved profitable business growth, diversified its customer portfolio and added customers from a range of sectors.
Revenues totalled 1,174 million euros at year-end 2007, up 14.4% from 2006. Revenues were driven by the increase in the activity of its main customers and new accounts in almost all the countries in which it operates primarily Brazil, Mexico, Peru, Argentina and Venezuela. The main customers driving this growth were:
•	In Brazil, more business with Telefónica (Atento ao Cliente services, Speedy, Sera and Cobranzas) and growth in the financial sector (Itaú, Banco IBI, Bradesco, Unibanco, Redecard).

•	In Mexico, expansion in tandem with BBVA, primarily mortgage, finance, collections and insurance services.

•	In Peru, growth in on-site sales services along with the expansion of services outsourced from the Spanish market.

•
In Argentina, growth in the multisector market both via current customers (Alcatel, Nokia, Microsoft, YPF) and new customers (Lexmark, SAP, P&G. Lan, Bosch), together with the expansion with Telefónica (Telefónica Móviles Argentina and Telefónica de Argentina).

•	In Venezuela, increase in activity with the CANTV Group and Movistar, and the addition of Banesco.
These factors offset the fall in activity in Spain due to the delocalization of traffic from the Spanish market to Latin America and Morocco.
Operating expenses grew 15.0% year-on-year to 1,017 million euros.
The Atento Group’s Operating income before depreciation and amortization (OIBDA) amounted to 161 million euros, year-on-year growth of 13.9%, driven by the increase in activity and the reining in of structural costs. The OIBDA margin stood at 13.7%, in line with the margin posted at the end of 2006.
Operating income (OI) in 2007 amounted to 131 million euros, representing year-on-year growth of 15.5% and an OIBDA margin of 11.2%.
CapEx in 2007 amounted to 39 million euros, compared to 35 million euros in 2006, as a result of the higher investment need to support the business growth, mainly in Brazil and Mexico.
Operating cash flow (OIBDA — CapEx) improved significantly when compared to 2006, rising by 15.1% to 122 million euros (vs. 106 millions euros in 2006).
At operating level, the Atento Group ended 2007 with 53,239 positions in place, marking a 13.6% year-on-year increase. The average number of occupied positions for 2007 is at 42,971.

Innovation and R&D
The Telefónica Group still considers technological, commercial and process innovation to be one of the cornerstones of its future transformation and in 2007 reiterated the role of innovation as a key growth driver. This strategy has underlined the importance of technological innovation as a means of achieving sustainable competitive advantages and spearheaded initiatives, such as new relationship models with private equity firms and start-up companies.
In 2007 Telefónica invested over 4,350 million euros in technological innovation. While scaling back capex, Telefónica Móviles has continued to increase the percentage of investment earmarked for new businesses.
In terms of how it comes up with innovative solutions, Telefónica still considers that differentiating itself from its peers and generating more widespread market acceptance does not depend solely on an acquired technology. It must promote its own R&D activities to guarantee this differentiation and to drive forward other innovation initiatives. In 2007 Telefónica invested 594 million euros, or 1.1% of revenues, in R&D activities. According to figures published by the European Commission for 2006, Telefónica invested more in R&D than any other Spanish company.
The Group’s R&D is mainly carried out by Telefónica Investigación y Desarrollo (Telefónica R&D), a wholly-owned subsidiary of Telefónica, which undertakes most of the R&D activities required by the Group’s businesses. In fulfilling this function, it collaborates with other companies and universities. Telefónica R&D is the driving force behind the Group R&D, performing a dual role as developer of solutions that anticipate market trends and differentiate it from the competition, and as identifier of emerging technologies that could have a significant impact on business.
Telefónica R&D worked on applied research initiatives during 2007 aimed at anticipating new technologies that could affect Telefónica’s business and on creating new products, services and processes.
The rollout of these products, services and processes has produced rapid results for Telefónica’s businesses (either expanding the product range with better market positioning or introducing systems and processes that help commercial development, enchange efficiency or raise quality levels). These projects play an important role in Telefónica’s strategy of creating value through broadband communications and services and in the deployment of new networks and services.

In 2007, applied research activities were undertaken, aimed more at the medium and long term, in order to detect, understand, develop and apply -through consulting work, strategic studies, technological surveillance and experimental tests- any aspects, singular features, opportunities and particularly technologies that will affect the performance of Telefónica’s business lines. These activities have mainly been developed within the corporate framework of Telefónica, adding to projects carried out in the sphere of the European union’s R&D programs, the general government of Spain and the Spanish regions where Telefónica has R&D centers.
In 2007, Telefónica, S.A. considerably increased the funds its contributes directly to finance cross-business applied research projects. These business lines were heavily involved in generating ideas and defining project scope, analysis and evaluation and transferring results to production processes. Among other advanced topics, these projects are related to next generation video services, new e-business models, the new connected digital home, digital content creation and management, IMS corporate services, the development of telecommunication networks and the digital identity management.
Easier access to public funding has driven activites developed by the Company and brought it in closer contact with the Public Administration and Public Research Institutions (PRIs). To illustrate, Telefónica R&D spearheads two projects of the Cenit program, the largest program funded by the Spanish government to promote R&D, and is heavily involved in another three.
Telefónica R&D has been the largest Spanish contributor to the European Union’s 6th Framework Programme (FP6), with a total effort worth over 70 million euros. In 2007 it maintained this leadership, making Telefónica the leading European company by involvement in ICT projects approved in the first call for proposals under the Seventh Framework Program (FP7) begun in 2007.
Telefónica R&D currently has centers in Barcelona, Granada, Huesca, Madrid, Valladolid, Sao Paulo and Mexico. In 2007, the Company worked on increasing the specialization of these centers, especially the Barcelona center in internet and multimedia, and the Granada center in telemedicine. This specialization allows the centres to maximize technological efficiency and, thanks to the addition of new talent, makes them global centers of excellence in their respective fields. Also worth highlight is the start of contact with China Netcom Labs to create an appropriate framework for collaboration based on knowledge transfer linked to innovation processes for carrying out R&D activities.
Among technological innovation projects spearheded by Telefónica, S.A. in 2007 is the launch of a new business relationship model with private equity firms, which entailed the analysis of over 100 investment projects among which a small number were chosen to receive financing for their innovative features and strategic interest for the Group.
In addition, the start-up company model generates ideas that, inherently, are outside the normal focus of businesses or those that are overshadowed by initiatives that are more pressing. This initiative also helps foster an innovative culture by providing incentives to entrepreneurs and promoting ideas across the businesses.

Within the open innovative approached followed by Telefónica, also worth mentioning are athe agreements reached with elite research centers, such as the Massachusetts Institute of Technology, or with leading ICT companies.
Financing
The principal financing transactions carried out in the year were:
a)
The following debt issues under Telefónica Emisiones, S.A.U.’s European Medium Term Note (EMTN) program, underwritten by Telefónica, S.A., registered on July 8, 2005 on the London Stock Exchange and renewed on July 3, 2007:

•	two issues on January 31, 2007, for 55 million euros and 24 million euros maturing December 31, 2021 and January 31, 2018, respectively;

•	an issue on February 7, 2007, of bonds for 1,500 million euros maturing February 7, 2014;

•	another issue on March 30, 2007, for 350 million euros maturing March 30, 2009;

•
a bond issue on June 19, 2007 for a total of 8,000 million Czech crowns divided up into three tranches: one for 2,400 million Czech crowns with a floating coupon maturing in 2010, one for 3,000 million Czech crowns with a fixed coupon maturing in 2012, and one for 2,600 million Czech crowns with a fixed coupon due in 2014;

b)
On January 29, 2007, Vivo, S.A. arranged financing with Banco do Nordeste (BNB), guaranteed by Vivo Participações, S.A., for up to 247 million Brazilian reais due January 29, 2015. At December 31, 2007, the company had paid 165 million reaise (equivalent to 63 million euros);

c)
On July 2, 2007, Telefónica Emisiones, S.A.U. issued 2,300 million US dollars of dollar-denominated bonds under the program filed with the Securities Exchange Commission (SEC). The issue was divided up into three tranches, two maturing in 2013 (750 million US dollars with a fixed coupon and 850 million US dollars with a floating coupon) and one in 2017 (700 million US dollars with a fixed coupon). The securities issued under this program are guaranteed by Telefónica;

d)
On 19 July 2007, Telefónica Europe, B.V. (Telefonica Europe) issued bonds in the Japanese market guaranteed by Telefónica, S.A. for a total amount of 30,000 million Japanese yen maturing in 2012 divided into two tranches, one for 15,000 million yen with a fixed coupon and one for 15,000 million yen with floating rates;

e)	On July 17, 2007 Telefónica del Perú signed a financing contract with the European Investment Bank (EIB) for up to 81.72 million dollars. In 2007, it paid back 59.5 million dollars;

f)
On August 9, 2007, Vivo, S.A. arranged a 7-year facility with BNDES, guaranteed by Vivo Participações, S.A., for up to 1,500 million Brazilian reais. At December 2007, Vivo, S.A. had drawn down 605 millones reaise (equivalent to 232 million euros);

g)	On August 23, 2007 Telefonica Europe arranged a facility guaranteed by Telefónica, S.A., for 15,000 million Japanese yen divided up into three tranches of 5,000 million yen each, maturing in 2037;

h)
On October 23, 2007, Telecomunicações de São Paulo S.A — Telesp arranged financing of 2,000 million reaise with BNDES, with a guarantee from SPTelecom. At December 31, 2007 it had drawn down 800 million reaise (equivalent to 307 million euros);

i)
On October 31, 2007 Vivo, S.A. signed a 7-year financing contract with the European Investment Bank (EIB) for 250 million euros backed by a bank guarantee. At December 31, 2007, the amount paid totaled 100 million dollars.

j)
On December 10, 2007 Telefónica Móviles Colombia, S.A. signed a financing arrangement with the Inter-American Development Bank (IDB) for 600 million dollars divided in two tranches. Tranche A entailed a 7-year 125 million dollar bilateral loan with the IDB, and Tranche B a 5-year 475 million dollar syndicated credit facility with a group of banks, in which the IBD acted as agent bank. At December 31, 2007, this financing had not been paid; and

k)
On December 3, 2007 Telefónica Finanzas, S.A., a subsidiary of Telefónica, S.A., took out a 375 million euro loan with the European Investment Bank (EIB) maturing 7 years from the date of receipt (Tranche A of the Telefonie Mobile Telephony II project). This loan was guaranteed by Telefónica and at December 31, 2007 had not been paid (see Note 24).

Meanwhile, Telefónica Europe, B.V. continued its issuance activity in 2007 under its European commercial paper (ECP) program, underwritten by Telefónica, S.A., with short-term issues maturing between one week and 364 days. At December 31, 2007, the final balance of outstanding commercial paper issues totaled 922 million euros (at face value).
Rating agencies

	Long-term	Short-term		Date of last
Rating agency	debt	debt	Outlook	review
Standard & Poor’s	BBB+	A-2	Positive	12/11/2007
Moody’s	Baa1	P-2	Stable	03/05/2007
Fitch	BBB+	F-2	Stable	15/10/2007
At December 31, 2007, Telefónica, S.A.’s long-term debt was rated BBB+/positive outlook by Standard & Poor’s, Baa1/stable outlook by Moody’s and BBB+/stable outlook by Fitch.

The main changes in Telefónica’s long-term debt credit ratings and outlook in 2007 were as follows:
•
On November 12, 2007, Standard & Poor’s raised its outlook to BBB+/positive outlook, reflecting a possible upgrade to A- if management maintains consistent financial and shareholder remuneration policies and if operating income and cash flow remain solid.

•
On May 3, 2007, Moody’s upgraded Telefónica’s long-term debt from Baa1/negative outlook to Baa1/stable outlook based on the company’s significant progress in extending the average maturity of its debt (including the refinancing of debt borrowed for the takeover of O2 in the UK), the general improvement in forecast cash flow and the company’s continued compliance with its commitment to financial discipline.

•
On October 15, 2007 Fitch confirmed Telefónica, S.A.’s credit rating at BBB+/stable outlook after a series of meetings with the Company where the management team set out its growth forecasts and strategic priorities for the next four years (2007-10). The paying down of net debt coupled with the Company’s diverse range of businesses and free cash flow generation puts the Company firmly towards the upper end of the BBB+ notch. Fitch considers that the Company’s meeting of its debt target in the mid-low range of its commitment and the lesser risk of acquisitions could favor a more positive review of the rating, at least as regards outlook.

Treasury shares
At the start of 2007 Telefónica held treasury shares of 1.35061%, made up of 64,471,368 shares, with a par value of 16.67 euros each, a balance of 1,074 million euros and a nominal value of 64 million euros.
In 2007, the Company bought 149,099,044 treasury shares at a total cost of 2,392 million euros and sold 12,621,573 shares for a total of 210 million euros. Also in 2007, 4,750 treasury shares were granted to employees under the EN-SOP share option plan.
In 2007, the Company cancelled 147,633,912 treasury shares with the approval of shareholders at the Ordinary Shareholders’ Meeting (see Note 12). The cost of acquiring these shares was 2,202 million euros.
Events after the balance sheet date
See Note 24 for the main events occurring between December 31, 2007 to the date of preparation of these annual financial statements.

Other information
Disclosures required under Article 116.bis of the Spanish Securities Market Law
Disclosures required under Article 116.bis of the Spanish Securities Market Law are shown below:
a.	Capital structure

At December 31, 2007, the share capital of Telefónica, S.A. was 4,773,496,485 euros, represented by 4,773,496,485 fully paid ordinary shares of a single series, par value of 1 euro each, all recorded under the book-entry system and traded on the Spanish electronic trading system (“Continuous Markets”) where they form part of the Ibex 35 index), on the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Paris, Frankfurt, Tokyo, Buenos Aires, Sao Paulo and Lima Stock Exchanges. In October 2007, Telefónica, S.A. began taking steps to delist its shares from the Paris and Frankfurt stock exchanges. This will take place in the first quarter of 2008.

At the time of writing, Telefónica, S.A. has no securities in issue that are convertible into Telefónica, S.A. shares.

b.	Restrictions on the transfer of securities.

Nothing in the Company bylaws imposes any restriction or limitation on the free transfer of Telefónica, S.A. shares.

c.	Major shareholdings

The table below lists shareholders who, at December 31, 2007, to the best of the Company’s knowledge, had significant direct or indirect shareholdings in the Company as defined in Royal Decree 1362/2007 implementing the Spanish Securities Markets Law 24/1998 as it relates to the need for transparent information on issuers whose securities are listed for trading in an official secondary market or other regulated market of the European Union”:

	Total		Direct shareholding		Indirect shareholding
	%	Shares	%	Shares	%	Shares
BBVA (1)	6.258	298,717,001	6.257	298,699,855	0.000	17,146

la Caixa (2)	5.483	261,746,565	0.002	102,233	5.481	261,644,332

(1)	Based on the information contained in Banco Bilbao Vizcaya Argentaria, S.A.’s Annual Report on Corporate Governance at December 31, 2007.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2007 for the 2007 Annual Report on Corporate Governance. The 5.481% indirect shareholding in Telefónica, S.A. Telefónica Group’s is owned by Criteria CaixaCorp, S.A.

d.	Restrictions on voting rights.

According to Article 21 of the Company’s bylaws no shareholder can exercise votes in respect of more than 10 per cent of the total shares with voting rights outstanding at any time, irrespective of the number of shares they may own. This restriction on the maximum number of votes that each shareholder can cast refers solely to shares owned by the shareholder concerned and cast on their own behalf. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 per cent voting ceiling.

The 10 per cent limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

e.	Shareholder pacts

Telefónica, S.A. has received no communication notifying the existence of shareholder pacts that affect the exercise of voting rights at Shareholders’ Meetings or that impose restrictions or conditions on the free transfer of Telefónica, S.A. shares.

f.	Rules governing the appointment and replacement of Directors and the amendment of the Company’s bylaws.

Appointment, reappointment and ratification.

Telefónica, S.A.’s bylaws state that the Board of Directors shall have between five and twenty Directors who are appointed by shareholders at the Shareholders’ Meeting. The Board of Directors may, in accordance with the Spanish Corporation Law and the Company bylaws, provisionally co-opt Directors to fill any vacant seats.

The appointment of Directors to Telefónica, S.A. is as a general rule submitted for approval to the Shareholders’ Meeting. Only in certain circumstances, when seats fall vacant after the conclusion of the General Meeting is it therefore necessary to co-opt Directors onto the board in accordance with the Spanish Corporation Law. Any such co-opted appointment is then ratified at the next Shareholders’ Meeting.

Also, in all cases, proposals to appoint Directors must follow the procedures set out in the Company’s Board of Directors’ Rules and be preceded by the appropriate favorable report by the Appointments, Compensation and Good Governance Committee and in the case of independent Directors, by the corresponding proposal by the committee.

Therefore, in exercise of the powers delegated to it, the Appointments, Compensation and Good Governance Committee must report, based on criteria of objectivity and the best interests of the company, on proposals to appoint, re-appoint or remove Company Directors, taking into account the skills, knowledge and experience required of candidates to fill the vacancies.

As a result, in accordance with its Rules, the Board of Directors, exercising the rights to co-opt and propose appointments to the Shareholders’ Meeting, shall ensure that external or non-executive Directors are in an ample majority over the executive Directors. Similarly, it shall ensure that independent Directors make up at least one third of the total Board members.

In all circumstances, where a Director is proposed to the Shareholders’ Meeting for reappointment or ratification, the report of the Appointments, Compensation and Good Governance Committee, or in the case of independent Directors the proposal of this committee, shall include an assessment of the Director’s past work and diligence in discharge of their duties during their period in office.

Also, both the Board of Directors and the Appointments, Compensation and Good Governance Committee shall ensure, in fulfilling their respective duties, that all those proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.

Directors are appointed for a period of five years, renewable for one or more subsequent five-year periods.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Appointments, Compensation and Good Governance Committee, and in the case of independent Directors by the corresponding proposal by the committee.

Termination of appointment or removal

Directors’ appointments shall end at the expiry of the period for which they were appointed or when shareholders at the General Shareholders’ Meeting so decide in exercise of their powers under the law.

Also, in accordance with Article 12 of the Board Rules, Directors must submit their resignation to the Board of Directors and formalize their resignation in the following circumstances:
i)	If they leave the executive post by virtue of which they sat on the Board or when the reasons for which they were appointed cease to apply.

ii)	If their circumstances become incompatible with their continued service on the Board or prohibit them from serving on the Board for one of the reasons specified under Spanish law.

(iii)	If they are severely reprimanded by the Appointments, Compensation and Good Governance Committee for failure to fulfill any of their duties as Director.

iv)	If their continued presence on the Board could affect the credit or reputation of the Company in the markets or otherwise threaten the Company’s interests.

The Board of Directors shall not propose the termination of the appointment of any independent Director before the expiry of their statutory term, except in the event of just cause, recognized by the Board on the basis of a prior report submitted by the Appointments, Compensation and Good Governance Committee. Just cause shall be specifically understood to include cases where the Director has failed to fulfill their duties as Board member.

The Board may also propose the termination of the appointments of independent Directors in the case of takeover bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

Amendments to the Company bylaws.

The procedure for amending the bylaws is governed by Article 144 of the Spanish Corporation Law and requires any change to be approved by shareholders at the Shareholders’ Meeting with the majorities stated in Article 103 of the same law. In accordance with the above, Article 14 of Telefónica, S.A.’s bylaws states that the power to amend Company’s bylaws lies with shareholders acting at a General Shareholders’ Meeting.

g.	Powers of Directors and, specifically, powers to issue or buy back shares.

Powers of Directors.

The Chairman of the Company, as Executive Chairman, is delegated all powers by the Board of Directors except where such delegation is prohibited by Law, by the Company bylaws or by the Regulations of the Board of Directors, whose Article 5.4 establishes the powers reserved to the Board of Directors. Specifically, the Board of Directors reserves the powers, inter alia, to: (i) approve the general policies and strategies of the Company; (ii) evaluate the performance of the Board of Directors, its committees and the Chairman; (iii) appoint senior executives, as well as the remuneration of directors and senior executives; and (iv) decide strategic investments.

Meanwhile, the Chief Executive Officer has been delegated all the Board’s powers to conduct the business and act as the senior executive for all areas of the Company’s business, except where such delegation is prohibited by law, by the Company bylaws, or by the Regulations of the Board of Directors in its article 5.4.

In addition, the other executive Directors are delegated the usual powers of representation and administration appropriate to the nature and needs of their roles.

Powers to issue shares.

At the Ordinary Shareholders’ Meeting of Telefónica, S.A. on June 21, 2006, the Board of Directors was authorized under Article 153.1.b) of the Spanish Corporation Law, to increase the Company’s capital by up to 2,460 million euros, equivalent to half the Company’s subscribed and paid share capital at that date, one or several times within a maximum of five years of that date. The Board of Directors has not exercised these delegated powers to date.

Also, at the General Shareholders’ Meeting of Telefónica, S.A. on May 10, 2007, the Board of Directors was authorized under Articles 153.1.b) and 159.2 of the Spanish Corporation Law to issue bonds exchangeable for or convertible into shares in the Company, this power being exercisable one or several times within a maximum of five years of that date. The Board of Directors has not exercised this power to date.

Powers to buy back shares.

At the Ordinary Shareholders’ Meeting of Telefónica, S.A. on May 10, 2007, the Board of Directors was authorized, in accordance with Articles 75 ff of the Spanish Corporation Law, to buy back its own shares either directly or via companies belonging to the Group. This authorization was granted for 18 months from that date and includes the specific limitation that at no point may the nominal value of treasury shares acquired, added to the those already held by Telefónica, S.A. and those held by any of the subsidiaries that it controls, exceed five per cent of the share capital at the time of acquisition.

h.	Significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a takeover.

The Company has no significant agreements outstanding that would come into force, be amended or expire in the event of a change of control following a takeover.

i.
Agreements between the Company and its directors, managers or employees that provide for compensation in the event of resignation or unfair dismissal or if the employment relationship should be terminated because of a takeover bid.

In general, the contracts of executive directors and some managers of the steering committee include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company and/or due to objective reasons such as a change of ownership However, if the employment relationship is terminated for a breach attributable to the executive director and director, the director will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the termination benefit to be received by the executive director o director, according to their contract, does not meet these general criteria, but rather are based on other circumstances of a personal or professional nature or on when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of three years of salary plus another year based on length of service at the Company. The annual salary on which the indemnity is based is the director’s last fixed salary and the average amount of the last two variable payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship due to include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. This notwithstanding, contracts of some Company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in he preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

The risks and uncertainty facing the company
In addition to the general risks affecting any type of business activity, Telefónica Group’s business is also impacted by both internal factors, which are mainly related to its international presence, and external factors common to its business activity.
In this sense, the most significant risks which the Group faces and that could affect its business, financial situation and results would be the following:
Risks inherent to the business sector in which the Group operates.
The risks derived from the business activities’ particular characteristics are because it operates in a highly competitive, highly regulated sector, in which the policies of many countries are designed to encourage new competition.
The risks involved in providing this service under licence or concession, which implies not only the need to comply with the terms and conditions of these licences, with the corresponding risk of review or revocation in the case of breach, but that these licenses and their terms and conditions is subject to review by the corresponding regulatory authorities.
The risks from constant technological change, experienced by companies in the telecommunication services sector, require continuous efforts by the Company to anticipate and adapt to these changes in sufficient time, in terms of the services provided and the networks used.
The risks affecting other characteristics of the market in which the Group operates, such as a certain dependency on its network and equipment providers and the limitations which, specifically in the mobile telephone business, concern the limitation of the radio spectrum capacity.
Environmental issues and risks related to the possible impact of certain opinions which suggest that radio electric emissions could be hazardous to the health.
The risks specific to Telefónica Group.
Social-political risk (country risk) linked to the strong international presence of the Group, especially in Latin America, means the Company is affected by the risks typical of investment in economies in emerging countries, such as: the possibility that political changes may occur which can affect the economic or business conditions of the market in which they operate; the possible devaluation of local currency or the imposition of restrictions on capital movements; the effects of inflation and/or the possible devaluation of local currency; the possible state expropriation or nationalisation of assets; the possible imposition of excessive taxes or tax rates; the possible amendment of the terms under which the services in these markets are provided (for more information see Note 16 in the Consolidated Financial Statements).

Risks of a financial nature, mainly related to exchange or interest rate risk management (there is a detailed description of this type of risk management in Note 16 to Telefónica Group’s Consolidated Financial Statements).
The risks involved in the investment models adopted in some countries, mainly in those carried out through joint ventures, in which Telefónica maintains a significant shareholding but not control.The risks inherent to business mergers and acquisitions, for example the acquisition in January 2006 of the British mobile telephone operator 02 and in April 2006 of Colombia Telecom).
The risks derived from a certain dependency on external financing sources, which in certain situations could limit the Company’s capacity to access these funds or at least to obtain financing at acceptable interest rates.
The risks associated to litigation and other legal procedures.
Forecast business performance
Telefónica is an integrated telecommunications company with a presence in Spain, in most of Latin America, the United Kingdom, Germany, Czech Republic, Ireland, Slovak Republic and Morocco. We also have holdings in China Netcom and Telecom Italia which gives us the possibility of strategic agreements which we expect can only be positive for our shareholders as well as our customers.
In the past few years Telefónica has undergone a significant transformation, not only through its extensive geographical diversification and product mix but also by transforming its operational model to make it more efficient without losing sight of the customer and our ambitious growth plans. This operational model has centered on the integration of fixed and mobile business to have an integral business vision, of the processes and technology and it has been based on a regional focus which permits us to harness the synergies of scale without forgetting the importance of local management being the ones closest to the customer. We strive to lead the future of the sector by anticipating trends towards the new digital environment.
In Spain, Telefónica is intensifying its commercial product range focusing on providing better quality services, and improving distribution channels and networks, enabling us to raise levels of customer satisfaction. Through market segmentation, we offer bundled services to the residential market, with voice, broadband and TV services tailored to suit customer needs. In the business and company sector we offer integral solutions including voice, broadband, network connections, equipment, support and maintenance, and different value added services such as web hosting and domains, with the aim of achieving the best global product range adapted to business needs. Furthermore, we will continue to defend our mobile leadership supported by our customer loyalty. The big challenge, in both the fixed and mobile businesses, continues to be improving the penetration growth of broadband and for this we will continue to transform our networks increasing UMTS coverage and taking the first steps in fiber optics in the case of fixed business.

In Latin America, our strategy is based on a regional model that harnesses the synergies of scale without losing sight of the local customer management. The growth in Latin America will come mainly from the mobile business, which is why we will continue to make significant investments to improve capacity and coverage through the technological advancements in our networks. The fixed networks are also being improved to drive the increase of quality broadband penetration with integrated voice and TV.
In Europe we will continue to improve customer satisfaction by strengthening our mobile offering in the United Kingdom and ADSL in Germany. We will continue to support the mobile data business and to offer the best and most innovative products to our customers. An example of this is the iPhone in the United Kingdom and the launch of the Fonic brand in Germany to satisfy a niche in the market we had previously left uncovered. We will also invest further in increasing and developing our own networks with the aim of substantially improving profitability through efficient cost management. In the Czech Republic we will continue to take advantage of the opportunities from a totally integrated operation, while maintaining our solid position in the mobile sector.
We are therefore confident that this company will continue to offer an unbeatable combination of growth and profitability, which permits us to keep our promises to the shareholders and at the same time offer the best solutions to our customers.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: March 14th, 2008	By:	/s/ Ramiro Sánchez de Lerín García - Ovies
		Name:	Ramiro Sánchez de Lerín García- Ovies
		Title:	General Secretary and Secretary to the Board of Directors